                                            Pursuant to Rule  424(b)(3)
                                            Registration Statement No. 333-63828

PROSPECTUS

                      [LOGO OF SELECT MEDICAL CORPORATION]

                               OFFER TO EXCHANGE

         9 1/2% Senior Subordinated Notes due 2009 for all outstanding
                   9 1/2% Senior Subordinated Notes due 2009

                                       of

                           SELECT MEDICAL CORPORATION

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
            NEW YORK CITY TIME ON AUGUST 13, 2001, UNLESS EXTENDED.

                                --------------

Terms of the exchange offer:

    -- We will exchange all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

    -- You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

    -- We believe that the exchange of old notes will not be a taxable event for U.S. federal income tax purposes, but you should see "United States Federal Income Tax Considerations" on page 142 for more information.

    -- We will not receive any proceeds from the exchange offer.

    -- The terms of the new notes are substantially identical to the old notes, except that the new notes are registered under the Securities Act of 1933 and the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes.

                                --------------

     See "Risk Factors" beginning on page 16 for a discussion of risks that should be considered by holders prior to tendering their old notes.

                                --------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
           Any representation to the contrary is a criminal offense.

                 The date of this prospectus is July 11, 2001.

      In making your investment decision, you should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the cover of this prospectus.

                                ---------------

                               TABLE OF CONTENTS

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                                      Page
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Summary.............................    1
Risk Factors........................   16
Use of Proceeds.....................   26
Capitalization......................   27
Selected Consolidated Financial and
 Other Data.........................   29
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   35
Our Business........................   49
The Exchange Offer..................   67
Management..........................   75
Related Party Transactions..........   84

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
Principal Stockholders.............   91
Description of Notes...............   94
Description of Other Indebtedness..  135
Book-Entry Settlement and
 Clearance.........................  137
Exchange and Registration Rights
 Agreement.........................  139
United States Federal Income Tax
 Consequences .....................  142
Plan of Distribution...............  146
Legal Matters......................  147
Experts............................  147
Where You Can Find More
 Information.......................  147
Index to Consolidated Financial
 Statements........................  F-1

                                ---------------

      Select Medical Corporation is a Delaware corporation. Our principal executive offices are located at 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055, and our telephone number at that address is (717) 972-1100. Our World Wide Web site address is www.selectmedicalcorp.com. The information in our web site is not part of this prospectus. Our common stock is listed on the Nasdaq National Market under the symbol "SLMC."

                                ---------------

      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended, which we refer to as the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

                                ---------------

                            INDUSTRY AND MARKET DATA

      In this prospectus we rely on and refer to information and statistics regarding the healthcare industry. We obtained this information and these statistics from various third-party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

                                ---------------

                           FORWARD-LOOKING STATEMENTS

      Statements contained in this prospectus that are not historical facts may be forward-looking statements within the meaning of U.S. federal securities law. Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others:

    . general economic, demographic and business conditions, both nationally and in regions where we operate;

    . the effect of existing or future governmental regulation and federal and state legislative and enforcement initiatives on our business, including the Balanced Budget Act of 1997;

    .  changes in Medicare reimbursement levels;

    . our ability to implement successfully our acquisition and development strategies, and the unforeseen risks to which our future acquisitions may expose us;

    . the availability and terms of financing to fund the expansion of our business, including the acquisition of additional long term acute care hospitals and outpatient rehabilitation clinics;

    . our ability to attract and retain qualified management personnel and to recruit and retain nurses and other healthcare personnel;

    . the failure of our long term acute care hospitals to maintain their status as such;

    . our ability to enter into managed care provider arrangements on terms attractive to us, and the effect of cost containment initiatives undertaken by third party payors of our services;

    . changes in generally accepted accounting principles that may affect our reported results of operations;

    .  the effect of liability and other claims asserted against us; and

    .  the effect of competition in the markets we serve.

      All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

      You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "expect," "anticipate," "contemplate," "estimate," "believe," "plan," "project," "predict," "potential," "continue" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including the risk factors described in this prospectus. Such factors may cause our actual results to differ materially from any forward-looking Statement.

                                    SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the financial statements and related notes and the risks of investing discussed under "Risk Factors," before investing.

      In this prospectus, "Company," "we," "our," "us" and "Select" refer to Select Medical Corporation, With respect to the descriptions of our business contained in this prospectus, such terms refer to Select Medical Corporation and our subsidiaries.

                                    Summary

The Exchange Offer

      On June 11, 2001, we issued and sold $175.0 million aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2009, referred to as the old notes. In connection with that sale, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for the old notes. As requested by the registration rights agreement, we are offering to exchange $175.0 million aggregate principal amount of our new 9 1/2% Senior Subordinated Notes due 2009, referred to as the new notes, the issuance of which will be registered under the Securities Act, for a like aggregate principal amount of our old notes. We refer to this offer to exchange new notes for old notes in accordance with the terms set forth in this prospectus and the accompanying letter of transmittal as the exchange offer. You are entitled to exchange your old notes for new notes. We urge you to read the discussions under the headings "The Exchange Offer" and "The New Notes" in this summary for further information regarding the exchange offer and the new notes.

Company Overview

      We are the second largest operator of specialty acute care hospitals for long term stay patients in the United States based on the number of our facilities. We are also the second largest operator of outpatient rehabilitation clinics in the United States based on the number of our clinics. As of March 31, 2001, we operated 56 specialty acute care hospitals in 21 states and 675 outpatient rehabilitation clinics in 29 states, the District of Columbia and seven Canadian provinces. We began operations in 1997 under the leadership of our current management team, including our co-founders, Rocco A. Ortenzio and Robert A. Ortenzio, both of whom have significant experience in the healthcare industry. Under this leadership, we have grown our business through strategic acquisitions and internal development initiatives. For the twelve months ended March 31, 2001, we had net operating revenues of $834.3 million and EBITDA of $96.5 million. For the same period, we earned 50.2% of our net operating revenues from our outpatient rehabilitation business and 49.8% from our specialty acute care hospitals. In April 2001, we completed a $98.3 million initial public offering of our common stock.

Competitive Strengths

Leading Market Position

      Since beginning our operations in 1997, we believe we have developed a reputation as a high quality, cost-effective health care provider in the markets we serve. We are the second largest operator of specialty acute care hospitals for long term stay patients in the United States and the second largest operator of outpatient rehabilitation clinics in the United States. As of March 31, 2001, we operated 56 specialty hospitals with 2,068 available licensed beds in 21 states, and we also operated 675 outpatient rehabilitation clinics in 29 states, the District of Columbia and seven Canadian provinces. Our leadership positions allow us to attract and retain patients, aid us in our marketing efforts to payors and referral sources and help us negotiate more favorable contracts.

Experienced and Proven Management Team

      Our Chief Executive Officer has founded and operated four healthcare companies, two of which he co-founded with our President. Our five senior operations executives have an average of 23 years of experience in the healthcare industry. In addition, 17 of the Company's 23 officers have worked together in previous healthcare companies.

Significant Scale

      Our specialty acute care hospitals and outpatient rehabilitation clinics provide us with significant scale and advantages over many of our competitors. These advantages allow us to leverage our operating costs by centralizing administrative functions at our corporate office and spreading the costs of operating these functions over a large base of operations. We believe that our size also gives us an advantage in negotiating contracts with commercial insurers.

Multiple Business Lines and Geographic Diversity

      We have a leading presence in two attractive segments of the healthcare industry, which we believe diversifies our business risk. Because we provide both inpatient care in our specialty acute care hospitals and outpatient care in our rehabilitation clinics, we do not rely exclusively on a single business line for our net operating revenues or EBITDA. Our geographic diversification and the mix of our business also reduces our exposure to any single governmental or commercial reimbursement source.

Proven Operating Performance

      We have established a track record of improving the financial performance of the hospitals and clinics we operate. A significant reason for our strong operating performance over the past several years has been our disciplined approach to growth and intense focus on margin improvement and cash flow preservation, which is evidenced by:

    . a 2.1 percentage point increase in EBITDA margins for the fiscal year 2000 compared to the fiscal year 1999;

    . our ability to reduce costs by standardizing procedures and centralizing administrative functions; and

    . a reduction in accounts receivable days outstanding from 119 as of December 31, 1999 to 81 as of March 31, 2001.

Experience in Successfully Completing and Integrating Acquisitions

      Since we began operations in 1997, we have completed three significant acquisitions for approximately $366 million in aggregate consideration, as well as a number of smaller acquisitions. We believe we have significantly improved the operating performance of the facilities we have acquired. We are selective in identifying and pursuing acquisitions, focusing on strategic opportunities where we can leverage management's expertise and enhance operating performance.

Demonstrated Development Expertise

      From our inception through March 31, 2001, we developed 20 new specialty acute care hospitals and 66 outpatient rehabilitation clinics. These initiatives have demonstrated our ability to effectively identify new opportunities and implement start-up plans.

Specialty Acute Care Hospitals

      Our specialty hospitals treat patients with serious and often complex medical conditions such as respiratory failure, neuromuscular disorders, cardiac disorders, non-healing wounds, renal disorders and cancer. Patients are admitted to our specialty acute care hospitals from general acute care hospitals in our markets. These patients generally require longer stays and a higher level of clinical attention than patients in general acute care hospitals. Furthermore, general acute care hospitals usually are not adequately compensated for the treatment of this type of patient. The differences in clinical expertise and reimbursement rates provide general acute care hospitals and their physicians with incentives to discharge longer stay, medically complex patients to our facilities. For the twelve months ended March 31, 2001 we generated revenue of $404.7 million and EBITDA of $48.0 million in our specialty acute care hospital business.

      Nearly all of our facilities are located in leased space within general acute care hospitals. The leased spaces are commonly referred to as a "hospital within a hospital." We believe this model provides several advantages to patients, host hospitals, physicians and us:

    . Patients benefit from being in a setting specialized to meet their unique medical needs without having the disruption of being transferred to another location.

    . In addition to being provided with a place to transfer high-cost, long-stay patients, host hospitals benefit by receiving payments from us for rent and ancillary services.

    . Physicians affiliated with the host hospital are provided with the convenience of being able to monitor the progress of their patients without traveling to another location.

    . We benefit from the ability to operate specialty hospitals without the capital investment often associated with buying or building a freestanding facility. We also gain operating cost efficiencies by contracting with these host hospitals for selected services at discounted rates.

      The key elements of our specialty acute care hospital strategy are to:

    .  Provide High Quality and Cost Effective Care

      To effectively address the complex nature of our patients' medical conditions, we have developed specialized treatment programs focused on their needs. Additionally, our staffing models are designed to ensure that patients have access to the necessary level of clinical attention and that our resources are being deployed in an efficient, cost-effective manner. The quality of the patient care we provide is continually monitored using several measures, including patient, payor and physician satisfaction surveys, as well as clinical outcomes.

    .  Reduce Costs

      We continually seek to improve operating efficiency and reduce costs at our hospitals by standardizing and centralizing key administrative functions. We believe that by optimizing staffing based on our occupancy and the clinical needs of our patients, we can lower our variable cost per patient. Additionally, as part of our operating philosophy, we continue to focus on initiatives that will reduce expenses, such as group purchasing arrangements to receive discounts for pharmaceutical and medical supplies.

    .  Increase Higher Margin Commercial Volume

      We typically receive higher reimbursement rates from commercial insurers than we do from the federal Medicare program. As a result, we work to expand relationships with insurers to increase commercial patient volume. Although the level of care we provide is complex and staff intensive, we typically have lower operating expenses because of our "hospital within a hospital" operating model and we provide a much narrower range of patient services than a general acute care hospital. As a result of these lower costs, we offer more attractive rates to commercial payors. We also believe that we offer commercial enrollees customized treatment programs not offered in traditional acute care facilities.

    .  Develop New Specialty Acute Care Hospitals

      Our goal is to develop 10 new specialty acute care hospitals each year using our "hospital within a hospital" model by leasing space from general acute care hospitals with leading market positions and significant scale. We seek to contract with various types of general hospitals, including for-profit, not-for-profit and university affiliates. We intend to continue to expand our high quality facility base while maintaining our high standards of care.

    .  Pursue Opportunistic Acquisitions

      In addition to our development initiatives, we intend to grow our network of specialty hospitals through strategic acquisitions. We adhere to selective criteria in our analysis and have historically been able to obtain assets for what we believe are attractive valuations. We have a focused team of professionals that formulates and executes an integration plan, and we have generally been able to increase margins at acquired facilities by streamlining various functions and standardizing our staffing models.

Outpatient Rehabilitation

      Our outpatient rehabilitation clinics provide physical, occupational and speech therapy typically to patients with musculoskeletal impairments that restrict their ability to perform normal activities of daily living. We also provide rehabilitation management services and staffing on a contract basis to other healthcare providers. Patients are generally referred or directed to our clinics by a physician, employer or health insurer who believes that a patient can benefit from our services. We believe that our services are attractive to healthcare payors who are seeking to provide the most cost-effective level of care to their members. For the twelve months ended March 31, 2001 we generated revenue of $418.6 million and EBITDA of $67.3 million from our outpatient rehabilitation business.

      The key elements of our outpatient rehabilitation strategy are to:

    .  Increase Market Share

      Having a strong market share in our local markets allows us to benefit from heightened brand awareness, economies of scale and increased leverage when negotiating payor contracts. To increase our market share, we seek to expand the services and programs we provide and generate loyalty with patients and referral sources by providing high quality care and strong customer service.

    .  Optimize the Profitability of Our Payor Contracts

      We continually review new and existing payor contracts to determine how each of the contracts affects our profitability. We create a retention strategy for each of our top performing contracts and a re-negotiation strategy for contracts that do not meet our defined criteria.

    .  Improve Margins

      To improve operating margins we continually revise and streamline operational processes. We consistently seek to utilize labor efficiently. Additionally, we have been successful in reducing overhead costs following acquisitions. We believe that we will be able to improve margins in the future by continuing to combine administrative functions, improve labor utilization, and consolidate information systems.

    .  Grow Through New Development and Disciplined Acquisitions

      We intend to open new clinics in our current markets where we believe we can benefit from existing referral relationships and brand awareness to produce incremental growth and operating leverage. Additionally, we intend to continually evaluate acquisition opportunities that may enhance the scale of our business and expand our geographic reach.

    .  Maintain Strong Employee Relations

      We seek to retain, motivate and educate our employees whose relationships with referral sources, such as physicians and healthcare case managers, are key to our success. We attempt to motivate them by implementing a performance-based program, a defined career path, timely and open communication on company developments, and internal training programs. We also focus on empowering our employees by giving them a high degree of autonomy in determining local market strategy. This management approach reflects the unique nature of each market we operate in and the importance of encouraging our employees to assume responsibility for their clinic's performance.

Industry Overview

      According to the Health Care Financing Administration (the name of which is being changed to the Centers for Medicare & Medicaid Services), total U.S. healthcare spending is estimated to grow 6.6% in 2001 and at an annual average rate of 6.5% from 2001 through 2008. By these estimates, healthcare expenditures will account for approximately $2.2 trillion, or 16.2%, of the total U.S. gross domestic product by 2008.

      Demographic considerations also affect long term growth projections for healthcare spending. According to the U.S. Census Bureau, there are approximately 35 million Americans aged 65 or older in the U.S. today, who comprise approximately 13% of the total U.S. population. By the year 2030 the number of elderly is expected to climb to 70 million, or 20% of the total population. In addition to this aging population, there is also an increasing life expectancy among Americans, with the number of people aged 85 years and older expected to increase from 4.3 million to 8.9 million by the year 2030. We believe that this increase in life expectancy will increase demand for healthcare services and, as importantly, the demand for innovative, more sophisticated means of delivering those services.

      We believe that growth in spending will create opportunities for low cost, high quality healthcare providers like us. We believe that continued spending pressure will encourage efficiency by directing patients toward lower-cost settings such as our specialty acute care hospitals and outpatient rehabilitation clinics.

                               The Exchange Offer

 Notes Offered.................. $175,000,000 aggregate principal amount of 9
                                 1/2% Senior Subordinated Notes due 2009. The
                                 terms of the new notes and old notes are
                                 identical in all material respects, except
                                 for transfer restrictions and registration
                                 rights relating to the old notes.

 The Exchange Offer............. We are offering the new notes to you in exchange for a like principal amount of old
                                 notes. Old notes may be exchanged only in
                                 integral multiples of $1,000. We intend by
                                 the issuance of the new notes to satisfy our
                                 obligations contained in the Exchange and
                                 Registration Rights Agreement. See "Exchange
                                 and Registration Rights Agreement."

 Expiration Date; Withdrawal of
  Tender........................ The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on August 13, 2001, or
                                 such later date and time to which it may be
                                 extended by us. The tender of old notes
                                 pursuant to the exchange offer may be
                                 withdrawn at any time prior to the expiration
                                 date of the exchange offer. Any old notes not
                                 accepted for exchange for any reason will be
                                 returned without expense to the tendering
                                 holder thereof as promptly as practicable
                                 after the expiration or termination of the
                                 exchange offer.

 Conditions to the Exchange
  Offer......................... Our obligation to accept for exchange, or to issue new notes in exchange for, any old
                                 notes is subject to customary conditions
                                 relating to compliance with any applicable
                                 law or any applicable interpretation by the
                                 staff of the Securities and Exchange
                                 Commission, the receipt of any applicable
                                 governmental approvals and the absence of any
                                 actions or proceedings of any governmental
                                 agency or court which could materially impair
                                 our ability to consummate the exchange offer.
                                 We currently expect that each of the
                                 conditions will be satisfied and that no
                                 waivers will be necessary. See "The Exchange
                                 Offer -- Conditions to the Exchange Offer."

 Procedures for Tendering Old
  Notes......................... If you wish to participate in the exchange offer and tender your old notes, you must
                                 complete, sign and date the letter of
                                 transmittal, or a facsimile of the letter of
                                 transmittal, in accordance with its
                                 instructions and the instructions in this
                                 prospectus, and mail or otherwise deliver the
                                 letter of transmittal, or the facsimile,
                                 together with the old notes and any other
                                 required documentation, to the exchange agent
                                 at the address set forth herein. See "The
                                 Exchange Offer-- Procedures for Tendering Old
                                 Notes."

 Use of Proceeds................ We will not receive any proceeds from the exchange offer.

 Exchange Agent................. State Street Bank and Trust Company is
                                 serving as the exchange agent in connection
                                 with the exchange offer.

 Federal Income Tax              We believe that the exchange of notes
  Consequences.................. pursuant to the exchange offer will not be a taxable event for U.S. federal income tax
                                 purposes. See "United States Federal Income
                                 Tax Consequences."

      Consequences of Exchanging Old Notes Pursuant to the Exchange Offer

      Based on certain interpretive letters issued by the staff of the Securities and Exchange Commission to third parties in unrelated transactions, we believe that holders of old notes (other than any holder who is an "affiliate" of our company within the meaning of Rule 405 under the Securities
Act) who exchange their old notes for new notes pursuant to the exchange offer generally may offer the new notes for resale, resell the new notes and otherwise transfer the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

    . the new notes are acquired in the ordinary course of the holders' business;

    . the holders have no arrangement with any person to participate in a distribution of the new notes; and

    . neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes.

      Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution." In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or in compliance with an available exemption from registration or qualification. We have agreed, under the Exchange and Registration Rights Agreement and subject to limitations specified in the Exchange and Registration Rights Agreement, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions as any holder of the notes reasonably requests in writing. If a holder of old notes does not exchange the old notes for new notes according to the terms of the exchange offer, the old notes will continue to be subject to the restrictions on transfer contained in the legend printed on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer. See "The Exchange Offer -- Consequences of Failure to Exchange; Resales of New Notes."

      The old notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages (PORTAL) market. Following commencement of the exchange offer but prior to its completion, the old notes may continue to be traded in the PORTAL market. Following completion of the exchange offer, the new notes will not be eligible for PORTAL trading.

                                 The New Notes

      The terms of the new notes and the old notes are identical in all material respects, except for transfer restrictions and registration rights relating to the old notes.

 Issuer......................... Select Medical Corporation

 Maturity Date.................. June 15, 2009.

 Interest Payment Dates......... June 15 and December 15 of each year, commencing December 15, 2001.

 Optional Redemption............ On or after June 15, 2005, Select may redeem some or all of the notes at the redemption
                                 prices listed in the section entitled
                                 "Description of Notes--Optional Redemption."
                                 Select may not redeem the notes before June
                                 15, 2005, except that at any time before June
                                 15, 2004, Select may redeem up to 35% of the
                                 original principal amount of the notes with
                                 the proceeds of certain offerings of common
                                 equity at a redemption price equal to 109
                                 1/2% of the principal amount of the notes,
                                 together with accrued and unpaid interest, so
                                 long as 65% of the original principal amount
                                 of the notes remain outstanding after each
                                 permitted redemption made with equity
                                 proceeds.

 Change of Control.............. Upon a change of control, each holder of the notes may require Select to repurchase such
                                 holder's notes, in whole or in part, at a
                                 purchase price equal to 101% of the principal
                                 amount thereof plus accrued and unpaid
                                 interest to the purchase date.

 Guarantees..................... Substantially all of Select's operations are conducted through its subsidiaries. Select's
                                 obligations under the new notes will be fully
                                 and unconditionally guaranteed on a senior
                                 subordinated basis by all of its wholly owned
                                 domestic subsidiaries. For the twelve months
                                 ended March 31, 2001, Select's wholly owned
                                 domestic subsidiaries generated approximately
                                 76% of Select's EBITDA. At March 31, 2001,
                                 those subsidiaries represented approximately
                                 84% of Select's total assets.

 Ranking........................ The new notes will be subordinated in right of payment to all of Select's existing and
                                 future senior indebtedness, including
                                 Select's obligations in respect of the senior
                                 credit facility. The guarantees of the new
                                 notes will be subordinated in right of
                                 payment to all existing and future senior
                                 indebtedness of the subsidiary guarantors,
                                 including any borrowings or guarantees by
                                 those subsidiaries under the senior credit
                                 facility. The new notes will rank equally in
                                 right of payment with all of Select's
                                 existing and future senior subordinated
                                 indebtedness and senior to all of Select's
                                 other existing and future subordinated
                                 indebtedness. The guarantees of the new notes
                                 will rank equally in right of payment with
                                 all senior subordinated indebtedness and
                                 senior to all subordinated indebtedness of
                                 the subsidiary guarantors.

                                 As of March 31, 2001, on a pro forma as
                                 adjusted basis for the sale of the old notes, and giving effect to $25.6 million of net borrowings under Select's senior credit facility subsequent to that date, Select and its subsidiaries would have had approximately
                                 $112.8 million of
                                 indebtedness to which the new notes would have been subordinated, and approximately
                                 $4.6 million of indebtedness to which the new notes would rank equally. This amount includes $103.2 million in borrowings under Select's senior credit facility but does not include up to an additional $149.3 million available to Select and its subsidiaries under its senior credit facility.

                                 As of March 31, 2001 on the basis described above, Select's subsidiary guarantors would have had $108.3 million of guarantor senior indebtedness to which their respective guarantees of the new notes would be subordinated. The subsidiary guarantors would have had approximately $4.6 million of guarantor senior subordinated indebtedness with which their respective guarantees of the new notes would rank equally.

 Certain Covenants.............. The notes are governed by an indenture with
                                 State Street Bank and Trust Company, as
                                 trustee. The indenture, among other things,
                                 restricts our ability to:

                                 .incur additional debt;

                                 .incur debt that is junior to our senior debt but senior to the notes;

                                 .pay dividends and redeem stock or redeem subordinated debt;

                                 .incur or permit to exist certain liens;

                                 .enter into agreements that restrict
                                 dividends from subsidiaries;

                                 .sell assets;

                                 .enter into transactions with affiliates;

                                 .sell capital stock of subsidiaries;

                                 .merge or consolidate; and

                                 .enter different lines of business.

                                 The covenants listed above are subject to certain exceptions and limitations described in the indenture.

      For a more detailed discussion of the new notes, see "Description of Notes."

      You should refer to the section entitled "Risk Factors" for an explanation of certain risks in investing in the new notes.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     You should read the summary consolidated financial and other data below in conjunction with our consolidated financial statements and the accompanying notes. We derived the historical financial data for the periods ended December 31, 1998, 1999 and 2000 from our audited consolidated financial statements. We derived the historical financial data for the three months ended March 31, 2000 and March 31, 2001, and as of March 31, 2001, from our unaudited interim consolidated financial statements. You should also read "Selected Consolidated Financial and Other Data" and the accompanying "Management's Discussion and Analysis of Financial Condition and Results of Operations." All of these materials are contained later in this prospectus. The pro forma as adjusted consolidated statement of operations data for the year ended December 31, 2000 are pro forma for our initial public offering and the application of the net proceeds therefrom as if these events had been completed on January 1, 2000, and as adjusted for the sale of the old notes and use of proceeds from that sale as if it had been completed on January 1, 2000, and exclude extraordinary items. The pro forma as adjusted consolidated balance sheet data as of March 31, 2001 are pro forma for our initial public offering and the application of the net proceeds therefrom and as adjusted to give effect to the sale of the old notes and use of proceeds from that sale as if these events had been completed on March 31, 2001. The pro forma as adjusted statement of operations data for the three months ended March 31, 2001 are pro forma for our initial public offering and the application of the net proceeds therefrom and as adjusted to give effect to the sale of the old notes and use of proceeds from that sale as if these events had been completed on January 1, 2001. The data for the twelve month period ended March 31, 2001, which we refer to as the pro forma as adjusted LTM period, are unaudited and are derived by adding data for the year ended December 31, 2000 and for the three month period ended March 31, 2001, and subtracting therefrom the data from the three month period ended March 31, 2000, and pro forma for our initial public offering and the application of the net proceeds therefrom and as adjusted for the sale of the old notes and use of proceeds from that sale as if it had been completed on April 1, 2000, and excludes extraordinary items.

                                                                          For the three months ended
                                   Year Ended December 31,                         March 31,
                          ---------------------------------------------- -------------------------------
                                                                                                          Pro Forma
                                                                                                         As Adjusted
                                                              Pro Forma                       Pro Forma   LTM ended
                                                             As Adjusted                     As Adjusted  March 31,
                            1998        1999        2000       2000(h)     2000      2001      2001(i)     2001(j)
                          ---------   ---------   ---------  ----------- --------  --------  ----------- -----------
                                                 (in thousands, except per share data)
Consolidated Statement
 of Operations Data
Net operating revenues..  $ 149,043   $ 455,975   $ 805,897   $ 805,897  $196,722  $225,088   $225,088    $834,263
Operating expenses (a)..    145,450     413,731     714,227     714,227   174,471   198,056    198,056     737,812
Depreciation and
 amortization...........      4,942      16,741      30,401      30,401     7,021     7,816      7,816      31,196
Special charges (b).....     10,157       5,223         --          --        --        --         --          --
                          ---------   ---------   ---------   ---------  --------  --------   --------    --------
Income (loss) from
 operations.............    (11,506)     20,280      61,269      61,269    15,230    19,216     19,216      65,255
Other income............        --          --          --          --        --        --         --          --
Interest expense
 (income), net..........      4,976      21,099      35,187      30,220     8,765     7,775      6,926      29,623
                          ---------   ---------   ---------   ---------  --------  --------   --------    --------
Income (loss) before
 minority interests,
 income taxes and
 extraordinary items....    (16,482)       (819)     26,082      31,049     6,465    11,441     12,290      35,632
Minority interests (c)..      1,744       3,662       4,144       4,144     1,118     1,407      1,407       4,433
                          ---------   ---------   ---------   ---------  --------  --------   --------    --------
Income (loss) before
 income taxes and
 extraordinary item.....    (18,226)     (4,481)     21,938      26,905     5,347    10,034     10,883      31,199
Income tax provision
 (benefit)..............       (182)      2,811       9,979      11,966     2,513     3,913      4,244      13,200
                          ---------   ---------   ---------   ---------  --------  --------   --------    --------
Net income (loss) before
 extraordinary item.....    (18,044)     (7,292)     11,959      14,939     2,834     6,121      6,639      17,999
Extraordinary item (d)..        --        5,814       6,247         --        --        --         --          --
                          ---------   ---------   ---------   ---------  --------  --------   --------    --------
Net income (loss).......    (18,044)    (13,106)      5,712      14,939     2,834     6,121      6,639      17,999
Less: Preferred
 dividends .............     (2,540)     (5,175)     (8,780)        --     (2,117)   (2,306)       --          --
                          ---------   ---------   ---------   ---------  --------  --------   --------    --------
Net income (loss)
 available to common
 stockholders ..........  $ (20,584)  $ (18,281)  $  (3,068)  $  14,939  $    717  $  3,815   $  6,639    $ 17,999
                          =========   =========   =========   =========  ========  ========   ========    ========
Net income (loss) per
 common share:
 Basic:
   Net income (loss)
    before extraordinary
    item................  $   (1.64)  $   (0.50)  $    0.13   $    0.33  $   0.03  $   0.15   $   0.15    $   0.40
   Extraordinary item...        --        (0.24)      (0.25)        --        --        --         --          --
                          ---------   ---------   ---------   ---------  --------  --------   --------    --------
   Net income (loss)....  $   (1.64)  $   (0.74)  $   (0.12)  $    0.33  $   0.03  $   0.15   $   0.15    $   0.40
                          =========   =========   =========   =========  ========  ========   ========    ========
 Diluted:
   Net income (loss)
    before extraordinary
    item................  $   (1.64)  $   (0.50)  $    0.12   $    0.32  $   0.03  $   0.13   $   0.14    $   0.39
   Extraordinary item...        --        (0.24)      (0.24)        --        --        --         --           -
                          ---------   ---------   ---------   ---------  --------  --------   --------    --------
   Net income (loss)....  $   (1.64)  $   (0.74)  $   (0.12)  $    0.32  $   0.03  $   0.13   $   0.14    $   0.39
                          =========   =========   =========   =========  ========  ========   ========    ========
Weighted average common
 shares outstanding (e):
 Basic..................     12,517      24,557      25,457      44,783    25,492    25,476     44,802      44,793
 Diluted................     12,517      24,557      25,907      46,025    25,504    36,078     46,188      46,107
Other data:
EBITDA (f)..............  $   3,593   $  42,244   $  91,670   $  91,670  $ 22,251  $ 27,032   $ 27,032    $ 96,451
EBITDA as a % of net
 revenue................        2.4 %       9.3 %      11.4%       11.4%     11.3%     12.0%      12.0%       11.6%
Capital expenditures....  $   6,423   $  10,896   $  22,430   $  22,430  $  5,934  $  5,325   $  5,325    $ 21,821
Ratio of EBITDA to net
 interest...............                                                                                      3.3x
Cash Flow Data:
 Cash flow (used in)
  provided by operating
  activities............  $ (24,702)  $ (25,157)  $  22,513              $  8,491  $ 24,819
 Cash flow (used in)
  provided by investing
  activities............   (209,481)   (181,262)     14,197                (7,456)   (7,205)
 Cash flow provided by
  (used in) financing
  activities............    242,298     197,480     (37,616)                 (877)  (18,531)
 Ratio of Earnings to
  fixed charges (g).....        n/a         n/a         1.1x        1.6x      1.2x      1.4x       1.9x

                                                    (footnotes begin on page 13)

                                                          As of March 31, 2001
                                                        ------------------------
                                                                    Pro Forma
                                                         Actual  As Adjusted (k)
                                                        -------- ---------------
                                                             (in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents.............................. $  2,174    $  3,351
Working capital........................................  110,733      92,869
Total assets...........................................  581,396     588,073
Total debt.............................................  289,426     272,500
Preferred stock........................................  131,879         --
Total stockholders' equity.............................   52,320     201,241

Selected Operating Data

     The following table sets forth operating statistics for our specialty acute care hospitals and our outpatient rehabilitation business for each of the periods presented. The data in the table reflect the changes in the number of specialty acute care hospitals and outpatient rehabilitation clinics we operate that resulted from acquisitions, start-up activities and closures. The operating statistics reflect data for the period of time these operations were managed by us. The same specialty hospital data include hospitals operated by us for the comparable periods. Further information on our acquisition activities can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to our consolidated financial statements.

                                                            Three months ended
                               Year Ended December 31,           March 31,
                              ----------------------------  --------------------
                                1998      1999      2000      2000       2001
                              --------  --------  --------  ---------  ---------
                                          (dollars in thousands)
Specialty Hospital Data:
 Number of hospitals--start
  of period.................       --         39        44         44         54
   Number of hospitals
    acquired................        37       --        --         --         --
   Number of hospital start-
    ups.....................         2         6        10          3          2
   Number of hospitals
    closed..................       --          1       --         --         --
                              --------  --------  --------  ---------  ---------
 Number of hospitals--end of
  period (l)................        39        44        54         47         56
                              --------  --------  --------  ---------  ---------
 Available licensed beds
  (m).......................     1,428     1,649     1,982      1,770      2,068
 Admissions (n).............     2,640    12,421    14,210      3,613      4,191
 Patient days (o)...........    74,418   358,304   427,448    103,301    123,740
 Average length of stay
  (p).......................        29        30        30         29         31
 Occupancy rate (q).........        52%       63%       63%        66%        68%
 Percent patient days--
  Medicare (r)..............        78%       78%       76%        77%        76%
 EBITDA (f).................  $  3,147  $ 35,929  $ 44,550  $   9,911  $  13,395
 Same Specialty Hospital
  Data:
   Admissions (n)...........              11,796    12,415      3,520      3,738
   Patient days (o).........             342,417   375,653    101,695    111,475
   Average length of stay
    (p).....................                  30        30         29         31
   Occupancy rate (q).......                  65%       70%        67%        74%
   Percent patient days--
    Medicare (r)............                  78%       76%        77%        76%
   EBITDA (f)...............            $ 36,942  $ 42,192  $  10,686  $  13,638
Outpatient Rehabilitation
 Data:
 Number of clinics--start of
  period....................        66        94       620        620        636
   Number of clinics
    acquired................        21       516        17          1        --
   Number of clinics start-
    ups.....................        11        14        32          6          9
   Number of clinics
    closed/sold.............         4         4        33          8         21
                              --------  --------  --------  ---------  ---------
 Number of clinics owned--
  end of period.............        94       620       636        619        624
 Number of clinics managed--
  end of period (s).........        21        38        43         41         51
                              --------  --------  --------  ---------  ---------
 Total number of clinics....       115       658       679        660        675
                              --------  --------  --------  ---------  ---------
 EBITDA (f).................  $ 12,598  $ 22,697  $ 65,420  $  17,173  $  19,056

                                                   (footnotes on following page)

(a) Operating expenses include cost of services, general and administrative expenses, and bad debt expenses.
(b) Reflects asset impairments of $6.3 million and litigation settlement costs of $3.8 million in 1998 and asset impairments of $5.2 million in 1999.
(c) Reflects interests held by other parties in subsidiaries, limited liability companies and limited partnerships owned and controlled by us.
(d) Reflects the write-off of deferred financing costs that resulted from the refinancing of our senior credit facility in November 1999 and September 2000.
(e) For information concerning calculation of weighted average shares outstanding, see note 14 to the consolidated financial statements.
(f) We define EBITDA as net income (loss) before interest, income taxes, depreciation and amortization and special charges, other income, minority interest, and extraordinary items. EBITDA is not a measure of financial performance under generally accepted accounting principles. Items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA is a measure commonly used by financial analysts and investors to evaluate the financial results of companies in our industry, and we believe it therefore provides useful information to investors. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is susceptible to varying calculations, EBITDA as presented may not be comparable to similarly titled measures of other companies. For purposes of the covenants in the indenture governing the notes offered hereby, EBITDA is defined differently.

      The following table reconciles EBITDA to net income (loss):

                                                                    For the three months ended
                                 Year Ended December 31,                     March 31,             Pro Forma
                          ----------------------------------------- ----------------------------- As Adjusted
                                                         Pro Forma                     Pro Forma   LTM ended
                                                        As Adjusted                   As Adjusted  March 31,
                            1998      1999      2000       2000      2000     2001       2001        2001
                          --------  --------  --------  ----------- -------  -------  ----------- -----------
                                                          (in thousands)

 EBITDA.................  $  3,593  $ 42,244  $ 91,670   $ 91,670   $22,251  $27,032    $27,032    $  96,451
 Depreciation and
  amortization..........    (4,942)  (16,741)  (30,401)   (30,401)   (7,021)  (7,816)    (7,816)    (31,196)
 Special charge.........   (10,157)   (5,223)      --         --        --       --         --           --
 Other income...........       --        --        --         --        --       --         --           --
 Interest income........       406       362       939        939        82      241        241        1,098
 Interest expense.......    (5,382)  (21,461)  (36,126)   (31,159)   (8,847)  (8,016)    (7,167)    (30,721)
 Minority interest......    (1,744)   (3,662)   (4,144)    (4,144)   (1,118)  (1,407)    (1,407)     (4,433)
 Income tax (expense)
  benefit...............       182    (2,811)   (9,979)   (11,966)   (2,513)  (3,913)    (4,244)    (13,200)
 Extraordinary item.....       --     (5,814)   (6,247)       --        --       --         --           --
                          --------  --------  --------   --------   -------  -------    -------    ---------
 Net income (loss)......  $(18,044) $(13,106) $  5,712   $ 14,939   $ 2,834  $ 6,121    $ 6,639    $  17,999
                          ========  ========  ========   ========   =======  =======    =======    =========

(g) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, fixed charges, minority interest in income of subsidiaries and income (loss) from unconsolidated joint ventures. Fixed charges include preferred dividend requirement of subsidiary, deemed dividend on preferred stock conversion, interest expense and the portion of operating rents that is deemed representative of an interest factor. Due to our losses in 1998 and 1999, the ratio coverage was less than 1:1. We would have had to generate additional earnings of approximately $18.9 million and $14.5 million in 1998 and 1999, respectively, to achieve a coverage ratio of 1:1.

(h) The pro forma as adjusted consolidated statement of operations for the year ended December 31, 2000 reflects the following adjustments as a result of our initial public offering and the sale of the old notes as if each had occurred on January 1, 2000:
  . a reduction in interest expense of $5.0 million (which includes $0.9 million of discount amortization related to our 10% Senior Subordinated Notes) resulting from: (i) the repayment of $114.9 million of 10.2% indebtedness under our senior credit facility and (ii) the repayment of $90.0 million of our 10% Senior Subordinated Notes offset by (iii) interest expense associated with the notes. See footnote (k).
  . additional tax expense of $2.0 million related to the $5.0 million interest expense decrease described above.
  . the reversal of $3.7 million of preferred dividends on our Class B Preferred Stock which converted into common stock upon the completion of our initial public offering, and the reversal of $5.1 million of dividends on Class A Preferred Stock as if such stock were redeemed on January 1, 2000.
  . an additional 792,000 options and warrants that become dilutive based on a stock price of $9.50 on January 1, 2000.
  . an additional 9,000,000 shares of common stock for our initial public offering, 1,350,000 shares for the exercise of the overallotments by the underwriters and 9,216,000 shares for the automatic conversion of our Class B Preferred Stock upon our initial public offering.
  . the transfer of 240,048 shares back to us at no additional cost upon the repayment in full of the 10% Senior Subordinated Notes.
  .  excludes extraordinary items.
(i) The pro forma as adjusted consolidated statement of operations for the quarter ended March 31, 2001 reflects the following adjustments as a result of our initial public offering and the sale of the old notes as if each had occurred on January 1, 2001:
  . a reduction in interest expense of $0.8 million (which includes $0.2 million of discount amortization related to our 10% Senior Subordinated Notes) resulting from: (i) the repayment of $114.9 million of 8.8% indebtedness under our senior credit facility and (ii) the repayment of $90 million of our 10% Senior Subordinated Notes offset by (iii) interest expense associated with the notes. See footnote (k).
  . additional tax expense of $0.3 million related to the $0.8 million interest expense decrease described above.
  . the reversal of $1.0 million of preferred dividends on our Class B Preferred Stock which converted into common stock upon the completion of our initial public offering, and the reversal of $1.3 million of dividends on our Class A Preferred Stock as if such stock were redeemed on January 1, 2001.
  . an additional 9,000,000 shares of common stock for our initial public offering, 1,350,000 shares for the exercise of the overallotments by the underwriters, 9,216,000 shares for the automatic conversion of our Class
     B Preferred Stock upon our initial public offering.
  . the transfer of 240,048 shares back to us at no additional cost upon the repayment in full of the 10% Senior Subordinated Notes.
  . excludes estimated extraordinary item of approximately $14.4 million related to the early extinguishment of debt resulting from this offering.
(j) The pro forma as adjusted LTM consolidated statement of operations was derived by adding the results for the year ended December 31, 2000 and the results for the three months ended March 31, 2001 and subtracting therefrom the results for the three months ended March 31, 2000. The results for the LTM consolidated statement of operations were adjusted to reflect the following as a result of our initial public offering and the sale of the old notes as if each had occurred on April 1, 2000:
  . a reduction in interest expense of $4.6 million (which includes $0.9 million of discount amortization associated with our 10% Senior Subordinated Notes) resulting from: (i) the repayment of $114.9 million of 9.9% indebtedness under our senior credit facility and (ii) the repayment of $90.0 million of our 10% Senior Subordinated Notes offset by (iii) the interest expense associated with the notes. See footnote
     (k).

  . additional tax expense of $1.8 million related to the $4.6 million interest expense decrease described above.
  . the reversal of $3.8 million of preferred dividends on our Class B Preferred Stock which converted into common stock upon the completion of our initial public offering, and the reversal of $5.2 million of preferred dividends on Class A Preferred Stock as if such stock were redeemed on March 31, 2000.
  . an additional 9,000,000 shares of common stock for our initial public offering, 1,350,000 shares for the exercise of the overallotments by the underwriters, 9,216,000 shares for the automatic conversion of our Class
     B Preferred Stock upon our initial public offering.
  . the transfer of 240,048 shares back to us at no additional cost upon the repayment in full of the 10% Senior Subordinated Notes.
  . excludes estimated extraordinary loss of approximately $14.4 million related to the early extinguishment of debt resulting from this offering.
(k) We reflected:
  . the application of the net proceeds from the initial public offering including $35.9 million to repay loans under our senior credit facility, $52.8 million to redeem our Class A Preferred Stock and $0.7 million for general corporate purposes.
  .  the application of the proceeds from the sale of old notes including
     $90.0 million to repay our 10% Senior Subordinated Notes, $79.0 million to repay loans under our senior credit facility, $5.5 million for offering fees and $0.5 million for general corporate purposes.
  In addition, during the period from March 31, 2001 to June 6, 2001, we have incurred an additional $25.6 million of indebtedness under our senior credit facility that is not reflected in the pro forma as adjusted total debt as of March 31, 2001.
(l) As of March 31, 2001, we owned 100% of all of our hospitals except for two hospitals that had a 20% minority owner and three hospitals that had a 3% minority owner.
(m) Available licensed beds are the number of beds that are licensed with the appropriate state agency and which are readily available for patient use at the end of the period indicated.
(n) Admissions represent the number of patients admitted for treatment.
(o) Patient days represent the total number of days of care provided to patients.
(p) Average length of stay (days) represents the average number of days patients stay in our hospitals per admission, calculated by dividing total patient days by the number of discharges for the period.
(q) We calculate occupancy rate by dividing the average daily number of patients in our hospitals by the weighted average number of available licensed beds over the period indicated.
(r) We calculate percentage by dividing the number of Medicare patient days by the total number of patient days.
(s) Managed clinics are clinics that we operate through long term management arrangements and clinics operated through unconsolidated joint ventures.

                                 RISK FACTORS

      Our business involves a number of risks, some of which are beyond our control. You should carefully consider each of the risks and uncertainties we describe below and all of the other information in this prospectus before making an investment decision. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties that we do not currently know or that we currently believe to be immaterial may also adversely affect our business.

RISKS RELATING TO OUR BUSINESS

Our substantial indebtedness may limit cash flow available to invest in the ongoing needs of our business to generate future cash flow, which could prevent us from fulfilling our obligations under the notes.

      We have a significant amount of indebtedness. The following chart sets forth important credit information on a pro forma as adjusted basis after giving effect to our initial public offering and the use of proceeds therefrom and as adjusted for the sale of the old notes and the use of the proceeds from that sale as of March 31, 2001, or at the beginning of the period, specified below:

                                                              At March 31, 2001
                                                              ------------------
                                                                 (dollars in
                                                                  millions)
Total indebtedness...........................................       $272.5
Stockholders' equity.........................................        201.2
                                                              Three months ended
                                                                March 31, 2001
                                                              ------------------
Ratio of earnings to fixed charges...........................         1.9x

      As of June 6, 2001, after giving effect to the sale of the old notes and the amendment to our senior credit facility, we would have had approximately $149.3 million of availability under our senior credit facility, subject to specific requirements, including compliance with financial covenants.

      Our substantial indebtedness could have important consequences to you. For example, it could:

    . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

    . increase the amount of interest expense that we have to pay, because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

    . increase our vulnerability to adverse general economic or industry conditions;

    . limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

    . prevent us from raising the funds necessary to repurchase all notes tendered to us upon the occurrence of specific changes of control in our ownership, which failure to repurchase would constitute a default under the indenture governing our notes; or

    . place us at a competitive disadvantage compared to our competitors that have less indebtedness.

      See "Capitalization," "Summary Consolidated Financial and Other Data," "Selected Consolidated Financial and Other Data," and "Description of Other Indebtedness."

Despite our level of indebtedness, we and our subsidiaries will be able to incur more debt. This could further exacerbate the risks described above.

      We and our subsidiaries may be able to incur additional indebtedness in the future. Although the indenture governing the notes contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us or our subsidiaries from incurring obligations that do not constitute indebtedness. As of June 6, 2001, we had approximately $149.3 million of availability under our senior credit facility, subject to specific requirements, including compliance with financial covenants, all of which would be senior to the notes. To the extent new debt is added to our and our subsidiaries' currently anticipated debt levels, the substantial leverage risks described above would increase. See "Description of Notes" and "Description of Other Indebtedness."

If there are changes in the rates or methods of government reimbursements for our services, our net operating revenues and net income could decline.

      Approximately 35% of our net operating revenues for the year ended December 31, 2000 came from the highly regulated federal Medicare program. The methods and rates of Medicare reimbursements may change at any time. Our specialty acute care hospitals operate as Medicare-designated long term acute care hospitals. As long term acute care hospitals, they receive reimbursements from Medicare based on the actual costs incurred during the treatment of a patient, subject to a cap. Many other types of healthcare providers, including general acute care hospitals, receive reimbursements from Medicare under prospective payment systems. These systems reimburse providers fixed amounts, subject to adjustments, based on each patient's expected cost of treatment. Congress has directed the Secretary of the U.S. Department of Health and Human Services to develop a prospective payment system applicable to long term acute care hospitals. The Secretary has not developed such a prospective payment system to date but may do so in the future. The application of a prospective payment system to long term acute care hospitals could reduce the level of reimbursement we receive from the Medicare program for our services and negatively affect our profit margins.

      Our outpatient rehabilitation clinics receive payments from the Medicare program under a fee schedule. These payments were to be subject to annual limits, originally $1,500 per patient, effective January 1, 1999. Congress has imposed a moratorium on these limits through 2002. The Secretary of the Department of Health and Human Services is required to review this annual limit and make a proposal to Congress to revise the payment system for outpatient rehabilitation. Any changes adopted by Congress, which could include reduced annual limits or a new payment system, could have an adverse effect on our outpatient rehabilitation business. See "Our Business--Government Regulations-- Overview of U.S. and State Government Reimbursements."

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, including possible changes in government reimbursement rates or methods. If we cannot generate the required cash, we may not be able to make the required payments under the notes.

      Our ability to make payments on our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our future financial results would be subject to substantial fluctuations upon a significant change in government reimbursement rates or methods. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. Our inability to pay our debts would require us to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling equity capital. However, we cannot assure you that any alternative strategies will be feasible at the time or prove adequate. Also, some alternative strategies would require the prior consent of our senior secured lenders, which we may not be able to obtain. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Description of Other Indebtedness."

If our hospitals fail to maintain their exemption from the Medicare prospective payment system or fail to qualify as hospitals separate from their host hospitals, our profitability may decline.

     As of March 31, 2001, 50 of our 56 hospitals were certified as Medicare long term acute care hospitals, and the remaining six were in the process of becoming certified as Medicare long term acute care hospitals. If our hospitals fail to meet or maintain the standards for certification as long term acute care hospitals, such as average minimum length of patient stay, they will not receive cost-based reimbursement but will instead receive predetermined payments applicable to general acute care hospitals under the prospective payment system. Such predetermined payments would likely result in our hospitals receiving less Medicare reimbursement than they currently receive for their patient services. Moreover, nearly all of our hospitals are subject to additional Medicare criteria because they operate as separate hospitals located in space leased from, and located in, a general acute care hospital, known as a host hospital. This is known as a "hospital within a hospital" model. These additional criteria include limitations on services purchased from the host hospital and other requirements concerning separateness from the host hospital. If several of our hospitals were to lose their cost-based reimbursement status or failed to comply with the separateness requirements, our profit margins would likely decrease. See "Our Business--Government Regulations--Overview of U.S. and State Government Reimbursements--Long Term Acute Care Hospital Medicare Reimbursement."

Future cost containment initiatives undertaken by private third party payors may limit our future net operating revenues and profitability.

     Initiatives undertaken by major insurers and managed care companies to contain healthcare costs affect the profitability of our specialty acute care hospitals and outpatient rehabilitation clinics. These payors attempt to control healthcare costs by contracting with hospitals and other healthcare providers to obtain services on a discounted basis. We believe that this trend may continue and may limit reimbursements for healthcare services. If insurers or managed care companies from whom we receive substantial payments were to reduce the amounts they pay for services, our profit margins may decline, or we may lose patients if we choose not to renew our contracts with these insurers at lower rates.

We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may result in increased costs or sanctions that reduce our net operating revenues and profitability.

     The healthcare industry is subject to extensive federal, state and local laws and regulations relating to:

    .  facility and professional licensure, including certificates of need;

    . conduct of operations, including financial relationships among healthcare providers, Medicare fraud and abuse, and physician self-referral;

    .  addition of facilities and services; and

    .  payment for services.

     Recently, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry, including the specialty acute care hospital and outpatient rehabilitation clinic businesses. The ongoing investigations relate to, among other things, various referral practices, cost reporting, billing practices, physician ownership and joint ventures involving hospitals. In the future, different interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services and capital expenditure programs, and increase our operating expenses. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program reimbursement, suffer civil or criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. See "Our Business--Government Regulations."

If we fail to cultivate new or maintain established relationships with the physicians in our markets, our net operating revenues may decrease.

      Our success is, in part, dependent upon the admissions and referral practices of the physicians in the communities our hospitals and our outpatient rehabilitation clinics serve, and our ability to maintain good relations with these physicians. Physicians referring patients to our hospitals and clinics are generally not our employees and, in many of the markets that we serve, most physicians have admitting privileges at other hospitals and are free to refer their patients to other providers. If we are unable to successfully cultivate and maintain strong relationships with these physicians, our hospitals' admissions and clinics' businesses may decrease, and our net operating revenues may decline.

Shortages in qualified nurses could increase our operating costs significantly.

      Our specialty acute care hospitals are highly dependent on nurses for patient care. The availability of qualified nurses has declined in recent years, and the salaries for nurses have risen accordingly. We cannot assure you that we will be able to attract and retain qualified nurses in the future. Additionally, the cost of attracting and retaining nurses may be higher than we anticipate, and as a result, our profitability could decline.

Future acquisitions may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

      As part of our growth strategy, we intend to pursue acquisitions of specialty acute care hospitals and outpatient rehabilitation clinics. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, amortization of the intangible assets of acquired companies, dilutive issuances of equity securities and expenses that could have a material adverse effect on our financial condition and results of operations. Acquisitions involve numerous risks, including:

    . difficulties integrating acquired personnel and harmonizing distinct cultures into our business;

    .  diversion of management's time from existing operations;

    .  potential loss of key employees or customers of acquired companies;
       and

    . assumption of the liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for failure to comply with healthcare regulations.

      For example, following two acquisitions in 1998, we recorded a special charge of $6.3 million related to impairment of assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Special Charges." In addition, following our acquisition of Intensiva Healthcare Corporation, we determined that one of the hospitals owned by Intensiva was underperforming, and we closed that hospital in the following year at a cost of $3.5 million.

      We cannot assure you that we will succeed in obtaining financing for acquisitions at a reasonable cost, or that such financing will not contain restrictive covenants that limit our operating flexibility. We also may be unable to operate acquired hospitals and outpatient rehabilitation clinics profitably or succeed in achieving improvements in their financial performance.

If our assumptions regarding the beneficial life of our intangible assets prove to be inaccurate, or subsequently change, our current earnings may be overstated and future earnings also may be adversely affected.

      Our balance sheet has an amount designated as "intangible assets" that represents 43% of our assets and 475% of our stockholders' equity at March 31, 2001. Upon the consummation of an acquisition, we undertake a process to value the tangible and intangible assets of the acquired business to determine the appropriate allocation of the purchase price. In this process, we consider the value of tangible assets such as property and equipment, unrecorded assets and various intangible assets. Intangible assets consist primarily of goodwill, trademarks, management service agreements and assembled workforce. Goodwill arises when an acquirer pays more for a business than the fair value of the tangible and separately measurable intangible net assets. Generally accepted accounting principles require the amortization of goodwill and all other intangible assets over the period benefited. The current estimated useful life is 40 years for our goodwill and trademarks, 20 years for our management service agreements and 7 years for our assembled workforce. We have determined the useful lives of these intangible assets by examining the attributes of each of the intangible assets at the time of acquisition. In making this determination of useful lives, we have reviewed with our independent accountants the significant factors that we considered in arriving at the consideration we paid for, and the expected period of benefit from, the acquired business.

      We continuously review the appropriateness of the amortization periods we are using and may in the future change them as necessary to reflect any revised expectations. This information is also reviewed with our independent accountants. If the factors we considered, and which give rise to our intangible assets, result in an actual beneficial period shorter than our determined useful life, earnings reported in the periods immediately following some acquisitions would be overstated. In addition, in later years, we would be burdened by a continuing charge against earnings without the associated benefit to income. Earnings in later years could also be affected significantly if we subsequently determine that the remaining balance of an intangible has been impaired.

Competition may limit our ability to acquire hospitals and clinics and adversely affect our growth.

      We have historically faced limited competition in acquiring specialty acute care hospitals and outpatient rehabilitation clinics, but we may face heightened competition in the future. Our competitors may acquire or seek to acquire many of the hospitals and clinics that would be suitable candidates for us. This could limit our ability to grow by acquisitions or make our cost of acquisitions higher and less profitable.

If we fail to compete effectively with other hospitals, clinics and healthcare providers, our net operating revenues and profitability may decline.

      The healthcare business is highly competitive, and we compete with other hospitals, rehabilitation clinics and other healthcare providers for patients. If we are unable to compete effectively in the specialty acute care hospital and outpatient rehabilitation businesses, our net operating revenues and profitability may decline. More than half of our specialty hospitals operate in geographic areas where we compete with at least one other hospital that provides similar services. Our outpatient rehabilitation clinics face competition from a variety of local and national outpatient rehabilitation providers. Other outpatient rehabilitation clinics in markets we serve may have greater name recognition and longer operating histories than our clinics. The managers of these clinics may also have stronger relationships with physicians in their communities, which could give them a competitive advantage for patient referrals.

Significant legal actions could subject us to substantial uninsured liabilities.

      In recent years, physicians, hospital and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large claims and significant defense costs. To protect ourselves from the cost of these claims, we maintain professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe to be appropriate for our operations, with policy limits generally equal to $1.0 million per claim and annual aggregate limits of $3.0 million. We also maintain $20.0 million in excess liability coverage. However, our insurance coverage does not cover punitive damages and may not cover all claims against us or continue to be available at a reasonable cost. If we are unable to maintain adequate insurance coverage or are required to pay punitive damages, we may be exposed to substantial liabilities. We are also subject to lawsuits under a federal whistleblower statute designed to combat fraud and abuse in the healthcare industry. These lawsuits can involve significant monetary damages and award bounties to private plaintiffs who successfully bring the suits. See "Our Business--Legal Proceedings" and "Our Business--Government Regulations-- Other Healthcare Regulations."

We may experience difficulties integrating the information systems relating to our outpatient rehabilitation business, which could cause business interruption.

      We currently manage our outpatient rehabilitation business using seven billing systems. During the next 18 months, we plan to transition gradually to a common system to manage all of our scheduling, billing, collecting and patient information for our outpatient rehabilitation clinics. If our systems integration fails or works improperly, we could face interruption in the segments of our business undergoing the transition while we correct the problem. The interruption in the affected segment of our business could include our inability to bill patients and payors for the services we provide. A sustained inability to bill and collect payments would have a material adverse effect on our cash flows and results of operations.

RISK RELATING TO THE OFFERING

Your right to receive payments on the new notes, like the old notes, is junior to our existing senior indebtedness and the existing senior indebtedness of the subsidiary guarantors and possibly all of our and their future indebtedness. Further, claims of creditors of our non-guarantor subsidiaries will generally have priority with respect to the assets of those subsidiaries over your claims.

      The new notes, like the old notes, and the subsidiary guarantees will be subordinated to the prior payment in full of our and the subsidiary guarantors' respective current and future senior indebtedness to the extent set forth in the indenture. As of March 31, 2001, on a pro forma as adjusted basis for the sale of the old notes, and giving effect to approximately $25.6 million of net borrowings under our senior credit facility subsequent to that date, we and our subsidiaries would have had approximately $112.8 million of indebtedness to which the notes would have been subordinated. Because of the subordination provisions of the notes, in the event of the bankruptcy, liquidation or dissolution of our company or any guarantor, our assets or the assets of the guarantors would be available to pay obligations under the notes and our other senior subordinated obligations only after all payments had been made on our senior indebtedness or the senior indebtedness of our subsidiary guarantors. Sufficient assets may not remain after all these payments have been made to make any payments on the notes and our other senior subordinated obligations, including payments of interest when due. In addition, all payments on the notes and the guarantees will be prohibited in the event of a payment default on our senior indebtedness (including borrowings under the senior credit facilities) and, for limited periods, upon the occurrence of other defaults under the senior credit facilities.

      We conduct all of our business through our subsidiaries. The aggregate net operating revenues and EBITDA for the three months ended March 31, 2001 of our subsidiaries that are not guaranteeing the notes were $39.3 million and $5.2 million, respectively, and at March 31, 2001, those subsidiaries had total assets of $93.5 million (these amounts do not include the net operating revenues, EBITDA and assets of a number of third party professional corporations that are treated as "Subsidiaries" for purposes of the indenture governing the notes, but are not consolidated with our financial results). Claims of creditors of the non-guarantor subsidiaries, including trade creditors, secured creditors and unsecured creditors, and claims of preferred stockholders (if any) of the non-guarantor subsidiaries, will generally have priority with respect to their assets and earnings over the claims of creditors of our company, including holders of the notes, even if the obligations of the subsidiaries do not constitute senior indebtedness. See "Description of Notes-- Ranking" and "Description of Notes--Certain Covenants--Limitation on Indebtedness." See also "Description of Notes--Subsidiary Guarantees" and Note 20 to Select's audited consolidated financial statements included herein.

The new notes, like the old notes, are not secured by our assets and those of our subsidiaries, and the lenders under the senior credit facility will be entitled to remedies available to a secured lender, which gives them priority over the note holders to collect amounts due on our debt.

      In addition to being subordinated to all of our existing and future senior indebtedness, the new notes, like the old notes, and the subsidiary guarantees will not be secured by any of our assets. Our obligations under the senior credit facility are secured by, among other things, a first priority pledge of all of our capital stock, mortgages upon all of the real property owned by us in the U.S. and by substantially all of the assets of our company and each of our existing and subsequently acquired or organized material domestic (and, to the extent no adverse tax consequences will result, foreign) subsidiaries. If we become insolvent or are liquidated, or if payment under the senior credit facility or in respect of any other secured senior indebtedness is accelerated, the lenders under the senior credit facility or holders of other secured senior indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to the senior credit facility or the other senior debt). Upon the occurrence of any default under the senior credit facility (and even without accelerating the indebtedness under the senior credit facility), the lenders may be able to prohibit the payment of the notes and guarantees either by limiting our ability to access our cash flow or under the subordination provisions contained in the indenture governing the notes. In addition, we and or the subsidiary guarantors may incur additional secured senior indebtedness, the holders of which will also be entitled to the remedies available to a secured lender. See "Description of Other Indebtedness" and "Description of Notes."

Restrictions imposed by our senior credit facility and the indenture governing these notes limit our ability to engage in or enter into business, operating and financing arrangements, which could prevent us from taking advantage of potentially profitable business opportunities.

      The operating and financial restrictions and covenants in our debt instruments, including the senior credit facility and these notes, may affect adversely our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. For example, our senior credit facility restricts our ability to, among other things:

    .  incur additional debt;

    .  pay dividends;

    .  make certain investments;

    .  incur or permit to exist certain liens;

    .  enter into transactions with affiliates;

    .  merge, consolidate or amalgamate with another company;

    .  transfer or otherwise dispose of assets;

    .  redeem subordinated debt;

    .  incur capital expenditures; and

    .  incur contingent obligations.

The indenture governing the notes offered hereby includes similar restrictions. See "Description of Notes." Our senior credit facility also requires us to maintain certain financial ratios which become more restrictive over time. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our senior credit facility. In the event of any default under our senior credit facility, the lenders under our senior credit facility could elect to declare all borrowings outstanding together with accrued and unpaid interest and other fees, to be due and payable, to require us to apply all of our available cash to repay these borrowings or to prevent us from making debt service payments on these notes, any of which would be an event of default under these notes. See "Description of Notes" and "Description of Other Indebtedness."

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes, which would violate the terms of the notes.

      Upon the occurrence of a change of control, we will be required to offer to repurchase all these notes. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the notes, upon a change of control. In addition, our senior credit facility will prohibit us from purchasing any notes and provide that the occurrence of a change of control constitutes a default. If we do not repay all borrowings under our senior credit facility or obtain a consent of our lenders under our senior credit facility to repurchase the notes, we will be prohibited from purchasing the notes. Our failure to purchase tendered notes would constitute a default under the indenture governing the notes, which, in turn, would constitute a default under our senior credit facility. See "Description of Notes--Change of Control."

A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy laws or comparable state laws, which could result in the holders of the notes not being able to rely on that subsidiary guarantor to satisfy claims.

      Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

    . intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee; and

    .  the guarantor:

           .  was insolvent or rendered insolvent by reason of the incurrence;

           . was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

           . intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

      The measures of insolvency for purposes of fraudulent transfer laws will vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

    . the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

    . the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

    .  it could not pay its debts as they become due.

There is no public trading market for the new notes and an active trading market may not develop for the new notes.

      The old notes are currently eligible for trading in the PORTAL Market, a screen-based market operated by the National Association of Securities Dealers. The PORTAL market is limited to qualified institutional investors as defined by Rule 144A of the Securities Act. The new notes are new securities for which there is no established trading market. We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market.

      J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, CIBC World Markets Corp. and First Union Securities, Inc. acted as initial purchasers in connection with the offer and sale of the old notes. The initial purchasers have informed us that they intend to make a market in the new notes. However, these initial purchasers may cease their market-making at any time. In addition, the liquidity of the trading market in the new notes, and the market price quoted for the new notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the new notes.

Failure to tender your old notes for new notes could limit your ability to resell the old notes.

      The old notes were not registered under the Securities Act or under the securities laws of any state and may not be resold, offered for resale or otherwise transferred unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for new notes in the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the old notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, we will no longer be under an obligation to register the old notes under the Securities Act except in the limited circumstances provided under the registration rights agreement. If you want to exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities, and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

RISK RELATING TO OUR STRUCTURE

We have a holding company structure and will depend on distributions from our operating subsidiaries to pay these notes. Contractual or legal restrictions applicable to our subsidiaries could limit distributions from them.

      We are a holding company and derive all of our operating income from, and hold substantially all of our assets through, our subsidiaries. The effect of this structure is that we will depend on the earnings of our subsidiaries, and the payment or other distributions to us of these earnings, to meet our obligations under our senior credit facility and these notes. Provisions of law, like those requiring that dividends be paid only out of surplus, and provisions of our senior indebtedness limit the ability of our subsidiaries to make payments or other distributions to us. Our subsidiaries also could agree to other contractual restrictions on their ability to make distributions. See "Description of Other Indebtedness."

Because certain of our significant stockholders and our senior management control us, they will be able to determine the outcome of all matters submitted to our stockholders for approval, regardless of the preferences of the minority stockholders.

      Affiliates of Welsh, Carson, Anderson & Stowe VII, L.P., GTCR Golder Rauner, LLC, Thoma Cressey Equity Partners, and our directors and executive officers together own a majority of our outstanding common stock. Accordingly, they are able to:

    .  elect our entire board of directors;

    .  control our management and policies; and

    . determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

      Affiliates of Welsh, Carson, Anderson & Stowe VII, L.P., GTCR Golder Rauner, LLC, Thoma Cressey Equity Partners, and our management are also able to prevent or cause a change in control of us and will be able to amend our certificate of incorporation and by-laws without the approval of any other of our stockholders.

If provisions in our corporate documents and Delaware law delay or prevent a change in control of our company, we may be unable to consummate a transaction that our stockholders consider favorable.

      Our certificate of incorporation and by-laws may discourage, delay, or prevent a merger or acquisition involving us that our stockholders may consider favorable by:

    . authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;

    . providing for a classified board of directors with staggered three-year terms;

    . establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings; and

    .  providing for the establishment of a shareholder rights plan.

                                USE OF PROCEEDS

      We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange old notes of like principal amount, the terms of which are identical in all material respects to the new notes. The old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

      The net proceeds from the sale of the old notes was about $169.5 million, after deducting discounts, commissions and expenses of this offering. We used $92.2 million of the net proceeds of the old notes to retire our 10% Senior Subordinated Notes which were issued to WCAS Capital Partners III, L.P., in December 1998, February 1999 and November 1999. The 10% Senior Subordinated Notes issued in December 1998 and February 1999 were to mature on December 15, 2008, and the 10% Senior Subordinated Note issued in November 1999 was to mature on November 19, 2009. We used about $79.0 million of the net proceeds of the old notes to repay part of our senior indebtedness under both the term loan and revolving portions of our senior credit facility. The remaining net proceeds were used for general corporate purposes. Our senior credit facility matures in September 2005 and bears interest at a fluctuating rate, which as of March 31, 2001, was a weighted average interest rate of approximately 8.8%. The senior credit facility indebtedness that we repaid with the proceeds from the sale of the old notes was incurred to refinance existing bank debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity," and "Description of Other Indebtedness."

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2001 on an actual basis, on a pro forma basis to give effect to our initial public offering and the use of the proceeds therefrom, and on a pro forma as adjusted basis to give effect to the sale of the old notes and the use of proceeds from that sale.

     On April 10, 2001 we completed an initial public offering of 9,000,000 shares of our common stock. Our net proceeds after deducting estimated expenses and underwriting discounts and commissions was approximately $77.5 million. On April 20, 2001 the underwriters exercised their option to purchase an additional 1,350,000 shares of common stock to cover overallotments. The net proceeds from the exercise of this option was $11.9 million after deduction of the underwriters' discount. The combined net proceeds were used to repay $35.9 million of our senior indebtedness under our senior credit facility, to redeem $52.8 million of our Class A Preferred Stock and the remainder was used for general corporate purposes. Upon the consummation of our initial public offering, all outstanding shares of our Class B Preferred Stock converted automatically into .576 shares of our common stock. As June 6, 2001, we had total indebtedness outstanding under our senior credit facility of $178.8 million, excluding $3.4 million of letters of credit.

     Common stock data excludes shares of common stock reserved for issuance under our Amended and Restated 1997 Stock Option Plan, under which options to purchase 4,849,475 shares were outstanding as of March 31, 2001 at a weighted average exercise price of $7.00 per share, and under warrants outstanding to purchase 1,873,283 shares at an exercise price of $6.08 per share. You should read this table in conjunction with our "Selected Consolidated Financial and Other Data," our "Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

                                                   As of March 31, 2001
                                             ----------------------------------
                                                         Pro       Pro Forma
                                              Actual   Forma(e)  As Adjusted(f)
                                             --------  --------  --------------
                                                  (dollars in thousands)
Long term debt:
  Senior credit facility.................... $188,763  $152,836     $ 73,836
  9 1/2% senior subordinated notes due
   2009.....................................       --        --      175,000
  10% senior subordinated notes due
   2008(a)..................................   56,840    56,840           --
  10% senior subordinated note due 2009(a)..   20,159    20,159           --
  Seller notes(b)...........................   21,367    21,367       21,367
  Other.....................................    2,297     2,297        2,297
                                             --------  --------     --------
Total debt..................................  289,426   253,499      272,500
Preferred stock, $.01 par value
  Class A: 55,000 shares authorized, 52,838
   shares issued and outstanding--actual; no
   share authorized, issued and
   outstanding--pro forma and pro forma as
   adjusted(c)..............................   66,781        --           --
  Class B: 16,000,000 shares authorized,
   16,000,000 shares issued and
   outstanding--actual; no shares
   authorized, issued and outstanding--pro
   forma and pro forma as adjusted(c).......   65,098        --           --
  Undesignated preferred stock, no shares
   authorized or outstanding--actual;
   10,000,000 shares authorized, no shares
   issued and outstanding--pro forma and pro
   forma as adjusted........................       --        --           --
Stockholders' equity:
  Common stock, $.01 par value; 78,000,000
   shares authorized, 25,697,164 shares
   issued--actual; 45,263,164 shares
   issued--pro forma; 200,000,000 shares
   authorized, 45,023,116 shares issued--pro
   forma as adjusted........................      257       452          450
Capital in excess of par....................   70,765   220,012      219,493
Accumulated deficit(d)......................  (17,636)  (17,636)     (17,636)
Treasury stock, at cost; 221,411 shares.....   (1,039)   (1,039)      (1,039)
Cumulative translation adjustment...........      (27)      (27)         (27)
                                             --------  --------     --------
Total stockholders' equity..................   52,320   201,762      201,241
                                             --------  --------     --------
Total capitalization........................ $473,625  $455,261     $473,741
                                             ========  ========     ========

                                                   (footnotes on following page)

(a) Our 10% senior subordinated notes due 2008 and 2009 had 240,048 common shares attached which were recorded at the estimated fair value on the date of issuance. The common shares issued were recorded at a discount and were amortized over the life of the debt. These shares were transferred back to us at no additional cost upon the repayment in full of the 10% Senior Subordinated Notes, which we repaid with a portion of the proceeds from the sale of the old notes.
(b) Seller notes consist of notes issued or assumed by us as past consideration for some of our acquired businesses. They generally bear interest at 6% per annum and mature at various times.
(c) On April 3, 2001 we amended our Restated Certificates of Incorporation to provide that the Class A Preferred Stock may be redeemed without paying the accrued and unpaid dividends thereon. On April 4, 2001, we amended our Certificate of Incorporation to provide that the Class B Preferred Stock may be converted without paying the accrued and unpaid dividends thereon. In addition, the amendment changed the required minimum price per share paid by the public necessary for the conversion of the Class B Preferred Stock to Common Stock to $9.50. The $19.3 million of accrued and unpaid dividends on the Class A Preferred Stock and Class B Preferred Stock were paid on May 2, 2001.
(d) We excluded the estimated extraordinary loss of approximately $14.4 million resulting from the repayment of the senior credit facility and the 10% Senior Subordinated Notes.
(e)  The pro forma reflects the following adjustments.
  . the application of the net proceeds from our initial public offering of approximately $77.5 million and the underwriters exercise of their overallotment option of $11.9 million to redeem $52.8 million of our Class A Preferred Stock and to repay $35.9 million of debt under our senior credit facility,
  . the conversion of 16,000,000 shares of our Class B Preferred Stock with a value of $60 million into 9,216,000 shares of our common stock.
(f)  The pro forma as adjusted reflects the following additional adjustments:
  .  the issuance of $175 million principal amount of the old notes.
  . the repayment of the 10% senior subordinated notes due 2008 and 2009 of $90.0 million.
  . the repayment of $79 million of borrowings under the senior credit facility.
  . the return of 240,048 common shares attached to the 10% senior subordinated notes due 2008 and 2009. See footnote (a) above for further description of these shares.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      You should read the following selected consolidated historical financial and other data in conjunction with our consolidated financial statements and the accompanying notes. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations." All of these materials are contained in this prospectus. We were formed in December 1996, but capitalization and operations did not commence until February 7, 1997 when we acquired all of the outstanding common stock of our predecessor company, Sports and Orthopedic Rehabilitation Services, P.A. The predecessor company data as of December 31, 1996, for the period ended December 31, 1996 and for the period from January 1, 1997 through February 6, 1997 has been derived from unaudited financial statements, which are not included in this prospectus. Because of substantial differences in the predecessor company's capital structure, per share information for the predecessor company has been excluded. The data as of December 31, 1997, 1998, 1999 and 2000 and for the years ended December 31, 1997, 1998, 1999 and 2000 have been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants. Consolidated balance sheets at December 31, 1999 and 2000 and the related statements of operations, stockholders' equity and cash flows for the periods ended December 31, 1998, 1999, and 2000 and the related notes appear elsewhere in this prospectus. The data for the three months ended March 31, 2000 and 2001 have been derived from unaudited consolidated financial statements also contained in this prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim period. The pro forma as adjusted consolidated statement of operations data for the year ended December 31, 2000 are pro forma for our initial public offering and the use of proceeds therefrom, and as adjusted for the sale of the old notes and the use of proceeds from that sale as if it had been completed on January 1, 2000, and exclude extraordinary items. The pro forma as adjusted consolidated balance sheet data as of December 31, 2000 are pro forma for our initial public offering and the use of proceeds therefrom and as adjusted to give effect to the sale of the old notes and the use of proceeds from that sale as if these events had been completed on December 31, 2000. The pro forma as adjusted consolidated balance sheet data as of March 31, 2001 are pro forma for our initial public offering and the use of proceeds therefrom and as adjusted to give effect to the sale of the old notes and the use of proceeds from that sale as if these events had been completed on March 31, 2001. The pro forma as adjusted statement of operations data for the three months ended March 31, 2001 are pro forma for our initial public offering and the use of proceeds therefrom and as adjusted to give effect to the sale of the old notes and the use of proceeds from that sale as if these events had been completed on January 1, 2001.

                            Predecessor Company
                          ------------------------
                                       January 1,             Year Ended December 31,
                                          1997     ------------------------------------------------------
                           Year Ended    Through                                               Pro Forma
                          December 31, February 6,                                            As Adjusted
                              1996        1997      1997       1998       1999       2000       2000(h)
                          ------------ ----------- -------   --------   --------   --------   -----------
                                           (in thousands, except per share data)
Consolidated Statement
 of Operations Data
Net operating revenues..     $3,323      $  456    $11,194   $149,043   $455,975   $805,897    $805,897
Operating expenses (a)..      2,828         300     13,740    145,450    413,731    714,227     714,227
Depreciation and
 amortization...........        112           8        285      4,942     16,741     30,401      30,401
Special charge (b)......         --          --         --     10,157      5,223         --          --
                             ------      ------    -------   --------   --------   --------    --------
Income (loss) from
 operations.............        383         148     (2,831)   (11,506)    20,280     61,269      61,269
Other income............         74          --      6,022         --         --         --          --
Interest expense
 (income), net..........         62           9        (64)     4,976     21,099     35,187      30,220
                             ------      ------    -------   --------   --------   --------    --------
Income (loss) before
 minority interests,
 income taxes and
 extraordinary item.....        395         139      3,255    (16,482)      (819)    26,082      31,049
Minority interests (c)..         --          --         --      1,744      3,662      4,144       4,144
                             ------      ------    -------   --------   --------   --------    --------
Income (loss) before
 income taxes and
 extraordinary item.....        395         139      3,255    (18,226)    (4,481)    21,938      26,905
Income tax provision
 (benefit)..............        195          38      1,308       (182)     2,811      9,979      11,966
                             ------      ------    -------   --------   --------   --------    --------
Net income (loss) before
 extraordinary item.....        200         101      1,947    (18,044)    (7,292)    11,959      14,939
Extraordinary item (d)..         --          --         --         --      5,814      6,247          --
                             ------      ------    -------   --------   --------   --------    --------
Net income (loss).......     $  200      $  101      1,947    (18,044)   (13,106)     5,712      14,939
                             ======      ======
Less: Preferred
 dividends..............                              (266)    (2,540)    (5,175)    (8,780)         --
                                                   -------   --------   --------   --------    --------
Net income (loss)
 available to common
 stockholders...........                           $ 1,681   $(20,584)  $(18,281)  $ (3,068)   $ 14,939
                                                   =======   ========   ========   ========    ========
Net income (loss) per
 common share:
 Basic:
 Net income (loss)
  before extraordinary
  item..................                           $  0.26   $  (1.64)  $  (0.50)  $   0.13    $   0.33
 Extraordinary item.....                                --         --      (0.24)     (0.25)         --
                                                   -------   --------   --------   --------    --------
 Net income (loss) per
  common share..........                           $  0.26   $  (1.64)  $  (0.74)  $  (0.12)   $   0.33
                                                   =======   ========   ========   ========    ========
 Diluted:
 Net income (loss)
  before extraordinary
  item..................                           $  0.26   $  (1.64)  $  (0.50)  $   0.12    $   0.32
 Extraordinary item.....                                --         --      (0.24)     (0.24)         --
                                                   -------   --------   --------   --------    --------
 Net income (loss) per
  common share..........                           $  0.26   $  (1.64)  $  (0.74)  $  (0.12)   $   0.32
                                                   =======   ========   ========   ========    ========
Weighted average common
 shares outstanding (e):
 Basic..................                             6,557     12,517     24,557     25,457      44,783
 Diluted................                             6,564     12,517     24,557     25,907      46,025

Other data:
EBITDA (f)..............     $  495      $  156    $(2,546)  $  3,593   $ 42,244   $ 91,670    $ 91,670
EBITDA as a % of net
 revenue................       14.9%       34.2%     (22.7)%      2.4 %      9.3 %     11.4 %      11.4%
Capital Expenditures....                             1,319      6,423     10,896     22,430      22,430
Cash flow data:
 Cash flow (used in)
  provided by operating
  activities............                           $(2,367)  $(24,702)  $(25,157)  $ 22,513
 Cash flow (used in)
  provided by investing
  activities............                              (671)  (209,481)  (181,262)    14,197
 Cash flow provided by
  (used in) financing
  activities............                             7,897    242,298    197,480    (37,616)
Ratio of earnings to
 fixed charges (g)......                              3.4x        n/a        n/a       1.1x        1.6x

                                                    (footnotes begin on page 32)

                         Predecessor
                           Company                  As of December 31,
                         ------------ ----------------------------------------------
                                                                          Pro Forma
                            As of                                            As
                         December 31,                                    Adjusted(i)
                             1996      1997     1998     1999     2000      2000
                         ------------ ------- -------- -------- -------- -----------
                                         (in thousands)
Consolidated Balance
 Sheet Data
Cash and cash
 equivalents............    $   15    $ 4,859 $ 13,001 $  4,067 $  3,151   $ 4,328
Working capital.........      (331)     4,248   39,807  132,598  109,243    91,379
Total assets............     1,825     18,191  336,949  620,718  586,800   593,477
Total debt..............       272      3,059  156,080  340,821  302,788   285,862
Preferred stock.........       --       5,717   55,843  120,804  129,573       --
Total stockholders'
 equity.................       207      5,052   60,494   49,437   48,498   197,419

                                                   For the three months
                                                     ended March 31,
                                             ----------------------------------
                                                (unaudited)        Pro Forma
                                             ------------------  As Adjusted(j)
                                               2000      2001         2001
                                             --------  --------  --------------
Consolidated Statement of Operations Data
Net operating revenues.....................  $196,722  $225,088     $225,088
Operating expenses (a).....................   174,471   198,056      198,056
Depreciation and amortization..............     7,021     7,816        7,816
Special charges (b)........................       --        --           --
                                             --------  --------     --------
Income from operations.....................    15,230    19,216       19,216
Other income...............................       --        --           --
Interest expense (income), net.............     8,765     7,775        6,926
                                             --------  --------     --------
Income before minority interests, income
 taxes and extraordinary items.............     6,465    11,441       12,290
Minority interests (c).....................     1,118     1,407        1,407
                                             --------  --------     --------
Income before income taxes and
 extraordinary item........................     5,347    10,034       10,883
Income tax provision (benefit).............     2,513     3,913        4,244
                                             --------  --------     --------
Net income before extraordinary item.......     2,834     6,121        6,639
Extraordinary item (d).....................       --        --           --
                                             --------  --------     --------
Net income ................................     2,834     6,121        6,639
Less: Preferred dividends .................    (2,117)   (2,306)         --
                                             --------  --------     --------
Net income available to common stockholders
 ..........................................  $    717  $  3,815     $  6,639
                                             ========  ========     ========
Net income per common share:
 Basic:
   Net income before extraordinary item....  $   0.03  $   0.15     $   0.15
   Extraordinary item......................       --        --           --
                                             --------  --------     --------
   Net income..............................  $   0.03  $   0.15     $   0.15
                                             ========  ========     ========
 Diluted:
   Net income before extraordinary item....  $   0.03  $   0.13     $   0.14
   Extraordinary item......................       --        --           --
                                             --------  --------     --------
   Net income..............................  $   0.03  $   0.13     $   0.14
                                             ========  ========     ========
Weighted average common shares
 outstanding (e):
 Basic.....................................    25,492    25,476       44,802
 Diluted...................................    25,504    36,078       46,188
Other data:
EBITDA (f).................................  $ 22,251  $ 27,032     $ 27,032
EBITDA as a % of net revenue...............      11.3%     12.0%        12.0%
Capital Expenditures.......................     5,934     5,325        5,325
Cash flow data:
 Cash flow (used in) provided by operating
  activities...............................  $  8,491  $ 24,819
 Cash flow (used in) provided by investing
  activities...............................    (7,456)   (7,205)
 Cash flow provided by (used in) financing
  activities...............................      (877)  (18,531)
Ratio of earnings to fixed charges (g).....       1.2x      1.4x        1.9x

                                                          As of March 31, 2001
                                                         -----------------------
                                                                    Pro Forma
                                                          Actual  As Adjusted(i)
                                                         -------- --------------
                                                              (in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents............................... $  2,174    $ 3,351
Working capital.........................................  110,733     92,869
Total assets............................................  581,396    588,073
Total debt..............................................  289,426    272,500
Preferred stock.........................................  131,879        --
Total stockholders' equity..............................   52,320    201,241

                                         (footnotes begin on the following page)

Selected Operating Data

      The following table sets forth operating statistics for our specialty acute care hospitals and our outpatient rehabilitation clinics for each of the periods presented. The data in the table reflect the changes in the number of specialty acute care hospitals and outpatient rehabilitation clinics we operate that resulted from acquisitions, start-up activities and closures. The same specialty hospital data include hospitals operated by us for the comparable periods. The operating statistics reflect data for the period of time these operations were managed by us. Further information on our acquisition activities can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to our consolidated financial statements.

                                        Year Ended              Three months
                                        December 31           ended March 31,
                                 ---------------------------  -----------------
                                  1998      1999      2000     2000      2001
                                 -------  --------  --------  -------  --------
                                   (dollars in thousands)
Specialty Hospital Data:
 Number of hospitals--start of
  period.......................       --        39        44       44        54
   Number of hospitals
    acquired...................       37        --        --        0         0
   Number of hospital start-
    ups........................        2         6        10        3         2
   Number of hospitals closed..      --          1        --        0         0
                                 -------  --------  --------  -------  --------
 Number of hospitals--end of
  period (k)...................       39        44        54       47        56
                                 -------  --------  --------  -------  --------
 Available licensed beds (l)...    1,428     1,649     1,982    1,770     2,068
 Admissions (m)................    2,640    12,421    14,210    3,613     4,191
 Patient days (n)..............   74,418   358,304   427,448  103,301   123,740
 Average length of stay (o)....       29        30        30       29        31
 Occupancy rate (p)............       52%       63%       63%      66%       68%
 Percent patient days--
  Medicare (q).................       78%       78%       76%      77%       76%
 EBITDA (f)....................  $ 3,147  $ 35,929  $ 44,550  $ 9,911  $ 13,395
 Same Specialty Hospital Data:
   Admissions (l)..............             11,796    12,415    3,520     3,738
   Patient days (m)............            342,417   375,653  101,695   111,475
   Average length of stay (n)..                 30        30       29        31
   Occupancy rate (o)..........                 65%       70%      67%       74%
   Percent patient days--
    Medicare (p)...............                 78%       76%      77%       76%
   EBITDA (f)..................           $ 36,942  $ 42,192  $10,686  $ 13,638
Outpatient Rehabilitation Data:
 Number of clinics--start of
  period.......................       66        94       620      620       636
   Number of clinics acquired..       21       516        17        1         0
   Number of clinics start-
    ups........................       11        14        32        6         9
   Number of clinics
    closed/sold................        4         4        33        8        21
                                 -------  --------  --------  -------  --------
 Number of clinics owned--end
  of period....................       94       620       636      619       624
 Number of clinics managed--
  end of period (r)............       21        38        43       41        51
                                 -------  --------  --------  -------  --------
 Total number of clinics.......      115       658       679      660       675
                                 -------  --------  --------  -------  --------
 EBITDA (f)....................  $12,598  $ 22,697  $ 65,420  $17,173  $ 19,056

(a) Operating expenses include cost of services, general and administrative expenses, and bad debt expenses.
(b) Reflects asset impairments of $6.3 million and litigation settlement costs of $3.8 million in 1998 and asset impairments of $5.2 million in 1999.
(c) Reflects interests held by other parties in subsidiaries, limited liability companies and limited partnerships owned and controlled by us.
(d) Reflects the write-off of deferred financing costs that resulted from the refinancing of our senior credit facility in November 1999 and September 2000.
(e) For information concerning calculation of weighted average shares outstanding, see note 14 to Select Medical Corporation's Consolidated Financial Statements.

(f) We define EBITDA as net income (loss) before interest, income taxes, depreciation and amortization and special charges, other income, minority interest, and extraordinary items. EBITDA is not a measure of financial performance under generally accepted accounting principles. Items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA is a measure commonly used by financial analysts and investors to evaluate the financial results of companies in our industry, and we believe it therefore provides useful information to investors. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is susceptible to varying calculations, EBITDA as presented may not be comparable to similarly titled measures of other companies. For purposes of the covenants in the indenture governing the notes offered hereby, EBITDA is defined differently.

     The following table reconciles EBITDA to net income (loss):

                                                                         For the three months
                                   Year Ended December 31,                  ended March 31,
                            ----------------------------------------- -----------------------------
                                                           Pro Forma                     Pro Forma
                                                          As Adjusted                   As Adjusted
                              1998      1999      2000       2000      2000     2001       2001
                            --------  --------  --------  ----------- -------  -------  -----------
                                                        (in thousands)

   EBITDA.................. $  3,593  $ 42,244  $ 91,670   $ 91,670   $22,251  $27,032    $27,032
   Depreciation and
    amortization...........   (4,942)  (16,741)  (30,401)   (30,401)   (7,021)  (7,816)    (7,816)
   Special charge..........  (10,157)   (5,223)      --         --        --       --         --
   Other income............      --        --        --         --        --       --         --
   Interest income.........      406       362       939        939        82      241        241
   Interest expense........   (5,382)  (21,461)   36,126    (31,159)   (8,847)  (8,016)    (7,167)
   Minority interest.......   (1,744)   (3,662)   (4,144)    (4,144)   (1,118)  (1,407)    (1,407)
   Income tax (expense)
    benefit................      182    (2,811)   (9,979)   (11,966)   (2,513)  (3,913)    (4,244)
   Extraordinary item......      --     (5,814)   (6,247)       --        --       --         --
                            --------  --------  --------   --------   -------  -------    -------
   Net income (loss)....... $(18,044) $(13,106) $  5,712   $ 14,939   $ 2,834  $ 6,121    $ 6,639
                            ========  ========  ========   ========   =======  =======    =======

(g) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, fixed charges, minority interest in income of subsidiaries and income (loss) from unconsolidated joint ventures. Fixed charges include preferred dividend requirement of subsidiary, deemed dividend on preferred stock conversion, interest expense and the portion of operating rents that is deemed representative of an interest factor. Due to our losses in 1998 and 1999, the ratio coverage was less than 1:1. We would have had to generate additional earnings of approximately $19.0 million and $14.7 million in 1998 and 1999, respectively, to achieve a coverage ratio of 1:1.
(h) The pro forma as adjusted consolidated statement of operations for the year ended December 31, 2000 reflects the following adjustments as a result of an initial public offering and the sale of the old notes as if each had occurred on January 1, 2000:
  . a reduction in interest expense of $5.0 million (which includes $0.9 million of discount amortization related to our 10% Senior Subordinated Notes) resulting from: (i) the repayment of $114.9 million of 10.2% senior debt under our senior credit facility and (ii) the repayment of $90.0 million of our 10% Senior Subordinated Notes offset by (iii) interest expense associated with the notes. See footnote (i).
  . additional tax expense of $2.0 million related to the $5.0 million interest expense decrease described above.
  . the reversal of $3.7 million of preferred dividends on our Class B Preferred Stock which converted into common stock upon the completion of our initial public offering, and the reversal of $5.1 million dividends on Class A Preferred Stock as if such stock were redeemed on January 1, 2000.
                                                   (footnotes on following page)

  . an additional 792,000 options and warrants that became dilutive based on a stock price of $9.50 on January 1, 2000.
  . an additional 9,000,000 shares of common stock for our initial public offering, 1,350,000 shares for the exercise of the overallotments by the underwriters and 9,216,000 shares for the automatic conversion of our Class B Preferred Stock upon our initial public offering.
  . the transfer of 240,048 shares back to us at no additional cost upon the repayment in full of the 10% Senior Subordinated Notes.
(i) We reflected:
  . the application of the net proceeds from the initial public offering including $35.9 million to repay loans under our senior credit facility, $52.8 million to redeem our Class A Preferred Stock and $0.7 million for general corporate purposes.
  . the application of the proceeds from the sale of the old notes, including $90.0 million to repay our 10% Senior Subordinated Notes, $79.0 million to repay loans under our senior credit facility, $5.5 million for offering fees and $0.5 million for general corporate purposes.
  In addition, during the period from March 31, 2001 to June 6, 2001, we have incurred an additional $25.6 million of indebtedness under our senior credit facility that is not reflected in the pro forma as adjusted total debt as of March 31, 2001.
(j) The pro forma as adjusted consolidated statement of operations for the quarter ended March 31, 2001 reflects the following adjustments as a result of our initial public offering and the sale of the old notes as if each had occurred on January 1, 2001:
  . a reduction in interest expense of $0.8 million (which includes $0.2 million of discount amortization related to our 10% Senior Subordinated Notes) resulting from: (i) the repayment of $114.9 million of 8.8% senior indebtedness under our bank credit facility and (ii) the repayment of $90 million of Senior Subordinated Notes offset by (iii) interest expense associated with the notes. See footnote (i).
  . additional tax expense of $0.3 million related to the $0.8 million interest expense decrease described above.
  . the reversal of $1.0 million of preferred dividends on our Class B Preferred Stock which converted into common stock upon the completion of our initial public offering, and the reversal of $1.3 million of dividends on our Class A Preferred Stock as if such stock were redeemed on January 1, 2001.
  . an additional 9,000,000 shares of common stock for our initial public offering, 1,350,000 shares for the exercise of the overallotments by the underwriters and 9,216,000 shares for the automatic conversion of our Class B Preferred Stock upon our initial public offering.
  . the transfer of 240,048 shares back to us at no additional cost upon the repayment in full of the 10% Senior Subordinated Notes.
(k) As of March 31, 2001 we owned 100% of all of our hospitals except for two hospitals that had a 20% minority owner and three hospitals that had a 3% minority owner.
(l) Available licensed beds are the number of beds that are licensed with the appropriate state agency and which are readily available for patient use at the end of the period indicated.
(m) Admissions represent the number of patient admitted for treatment.
(n) Patient days represent the total number of days of care provided to patients.
(o) Average length of stay (days) represents the average number of days patients stay in our hospitals per admission, calculated by dividing total patient days by the number of discharges for the period.
(p) We calculate occupancy rate by dividing the average daily number of patients in our hospitals by the weighted average number of available licensed beds over the period indicated.
(q) We calculate percentage by dividing the number of Medicare patient days by the total number of patient days.
(r) Managed clinics are clinics that we operate through long term management arrangements and clinics operated through unconsolidated joint ventures.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read this discussion together with our consolidated financial statements and the accompanying notes and Selected Consolidated Financial and Other Data included elsewhere in this prospectus.

Overview

      We are the second largest operator of specialty acute care hospitals for long term stay patients in the United States based on the number of our facilities. We are also the second largest operator of outpatient rehabilitation clinics in the United States based on the number of our clinics. As of March 31, 2001, we operated 56 specialty acute care hospitals in 21 states and 675 outpatient rehabilitation clinics in 29 states, the District of Columbia and seven Canadian provinces. We began operations in 1997 under the leadership of our current management team.

      We operate through two business segments, our specialty acute care hospital segment and our outpatient rehabilitation segment. For the three months ended March 31, 2001, we had net operating revenues of $225.1 million. Of this total, we earned 48.3% of our net operating revenues from our outpatient rehabilitation business and 51.7% from our specialty hospitals.

      Our specialty acute care hospital segment consists of hospitals designed to serve the needs of long term stay acute patients. These patients typically suffer from serious and often complex medical conditions that require a high degree of care. Our outpatient rehabilitation business consists of clinics and contract services that provide physical, occupational and speech rehabilitation services. Our patients are typically diagnosed with musculoskeletal impairments that restrict their ability to perform normal activities of daily living.

Significant Acquisitions

      Since our formation, we have completed three significant acquisitions for an aggregate consideration of $366.4 million, excluding subsequent purchase price adjustments for accounting purposes. As a result of these acquisitions, the results from period to period are not comparable.

      On November 19, 1999, we acquired the Physical Rehabilitation and Occupational Health Division of NovaCare, Inc. for approximately $200 million consisting of cash and the assumption of seller notes. The purchase was funded through the sale of Class B Preferred Stock, common stock, issuance of senior subordinated debt, and borrowings under our credit facility. At the time of acquisition, NovaCare operated approximately 500 physical rehabilitation clinics and 35 occupational health centers. Following the completion of the acquisition, we closed or sold 28 of these occupational health centers.

      On December 15, 1998, we acquired Intensiva Healthcare Corporation for $103.6 million in cash. The purchase was funded through the sale of common stock, issuance of senior subordinated debt and borrowings under our credit facility. At the time of acquisition, Intensiva Healthcare operated 22 specialty acute care hospitals and had others in development.

      On June 30, 1998, we acquired American Transitional Hospitals, Inc., a wholly-owned subsidiary of Beverly Enterprises, Inc., for $62.8 million in cash. We funded this purchase through borrowings under our credit facility. At the time of acquisition, American Transitional Hospitals operated 15 specialty acute care hospitals. For a discussion of the factors we consider in acquisitions, see "Our Business--Specialty Acute Care Hospital Strategy" and "Our Business--Outpatient Strategy."

Development of New Specialty Acute Care Hospitals

      Our goal is to open approximately 10 new specialty acute care hospitals each year, utilizing our "hospital within a hospital" model. We internally developed and opened two hospitals in 1998, six hospitals in

1999, ten hospitals in 2000 and two hospitals for the quarter ended March 31, 2001. Each internally developed hospital has typically required approximately $450,000 for leasehold improvements and approximately $250,000 for equipment. During the initial year of operations, each newly developed hospital has typically incurred losses of approximately $400,000 and required an additional investment of $2.0 million to fund working capital.

Sources of Revenue

      Our net operating revenues are derived from a number of sources, including commercial, managed care, private and governmental payors. Our net operating revenues include amounts estimated by management to be reimbursable from each of the applicable payors and the federal Medicare program. Amounts we receive for treatment of patients are generally less than the standard billing rates. We account for the differences between the estimated reimbursement rates and the standard billing rates as contractual adjustments, which we deduct from gross revenues to arrive at net operating revenues.

      Our specialty hospitals are paid by Medicare under a cost-based reimbursement methodology. These payments are subject to final cost report settlements based on administrative review and audit by third parties. An annual cost report is filed for each provider to report the cost of providing services and to settle the difference between the interim payments we receive and final costs. We record adjustments to the original estimates in the periods that such adjustments become known. Because our routine payments from Medicare are different than the final reimbursement due to us under the cost based reimbursement system, we record a receivable or payable for the difference. Net amount due to Medicare was $13.1 million as of December 31, 1999. We recorded this amount as due to third party payors on our balance sheet. As of December 31, 2000 and March 31, 2001 we had a receivable from Medicare of $2.8 million and $4.7 million, respectively. Substantially all Medicare cost reports are settled through 1997.

      Net operating revenues generated directly from the Medicare program represented approximately 35.9% of net operating revenues for the quarter ended March 31, 2001 and 35.1%, 48.1% and 37.9% for the years ended December 31, 2000, 1999 and 1998, respectively. The decline in the percentage of our net operating revenue coming from Medicare during the year ended December 31, 2000 was principally related to the acquisition of the NovaCare Physical Rehabilitation and Occupational Health Division, which receives a comparatively lower percentage of its revenues from Medicare.

      Legislative and regulatory action has resulted in continuing uncertainty about the Medicare reimbursement programs. The federal government might, in the future, reduce the funds available under that program or require more stringent utilization and quality reviews of hospital facilities. For example, because Congress has directed the Secretary of the Department of Health and Human Services to develop a prospective payment system for long term acute care hospitals, the way in which our specialty hospitals are reimbursed may change. The Secretary has not developed such a system to date, but may do so in the future. This change, if implemented, could reduce the reimbursements we receive from the Medicare program. Additionally, there may be a continued rise in managed care programs or future restructuring of the financing and delivery of healthcare in the United States. These events could have an adverse effect on our future financial results.

      Other revenue primarily represents amounts the Medicare program reimburses us for a portion of our corporate expenses that are related to our specialty hospital operations.

Results of Operations

     The following table outlines, for the periods indicated, selected operating data as a percentage of net operating revenues.

                                      Year Ended          Three Months Ended
                                     December 31,              March 31,
                                   ---------------------  --------------------
                                   1998    1999    2000     2000       2001
                                   -----   -----   -----  ---------  ---------
Net operating revenues...........  100.0%  100.0%  100.0%     100.0%     100.0%
Cost of services (a).............   86.5    84.1    81.5       82.0       80.6
General and administrative.......    8.4     4.7     3.5        3.7        3.7
Bad debt expense.................    2.7     1.9     3.6        3.0        3.7
                                   -----   -----   -----  ---------  ---------
EBITDA (b).......................    2.4     9.3    11.4       11.3       12.0
Depreciation and amortization....    3.3     3.7     3.8        3.6        3.5
Special charges..................    6.8     1.2     --         --         --
                                   -----   -----   -----  ---------  ---------
Income (loss) from operations....   (7.7)    4.4     7.6        7.7        8.5
Other income.....................    --      --      --         --         --
Interest expense, net............    3.3     4.6     4.4        4.4        3.5
                                   -----   -----   -----  ---------  ---------
Income (loss) before minority
 interests, income taxes and
 extraordinary item..............  (11.0)   (0.2)    3.2        3.3        5.0
Minority interests...............    1.2     0.8     0.5        0.6        0.6
                                   -----   -----   -----  ---------  ---------
Income (loss) before income taxes
 and extraordinary item..........  (12.2)   (1.0)    2.7        2.7        4.4
Income tax (benefit).............   (0.1)    0.6     1.2        1.3        1.7
                                   -----   -----   -----  ---------  ---------
Net income (loss) before
 extraordinary item..............  (12.1)   (1.6)    1.5        1.4        2.7
Extraordinary item...............    --      1.3     0.8        --         --
                                   -----   -----   -----  ---------  ---------
Net income (loss)................  (12.1)%  (2.9)%   0.7%       1.4%       2.7%
                                   =====   =====   =====  =========  =========

                                                   (footnotes on following page)

     The following table summarizes selected financial data by business segment, for the periods indicated.

                                                              Three
                                                          Months Ended
                           Year Ended December 31,          March 31,
                          ----------------------------  ------------------   Increase
                            1998      1999      2000      2000      2001    (Decrease)
                          --------  --------  --------  --------  --------  ----------
                                          (dollars in thousands)
Net operating revenues:
 Specialty hospitals....  $ 62,715  $307,464  $378,910  $ 87,351  $113,150     29.5%
 Outpatient
  rehabilitation........    83,059   141,740   416,775   106,869   108,673      1.7
 Other..................     3,269     6,771    10,212     2,502     3,265     30.5
                          --------  --------  --------  --------  --------    -----
 Total company..........  $149,043  $455,975  $805,897  $196,722  $225,088     14.4%
                          ========  ========  ========  ========  ========    =====
EBITDA: (b)
 Specialty hospitals....  $  3,147  $ 35,929  $ 44,550  $  9,911  $ 13,395     35.2%
 Outpatient
  rehabilitation........    12,598    22,697    65,420    17,173    19,056     11.0
 Other..................   (12,150)  (16,382)  (18,300)   (4,833)   (5,419)   (12.2)
                          --------  --------  --------  --------  --------    -----
 Total company..........  $  3,595  $ 42,244  $ 91,670  $ 22,251  $ 27,032     21.5%
                          ========  ========  ========  ========  ========    =====
Income (loss) from
 operations:
 Specialty hospitals....  $  1,182  $ 28,016  $ 35,421  $  8,180  $ 10,915     33.4%
 Outpatient
  rehabilitation........     4,323    16,222    49,258    13,134    15,351     16.9
 Other..................   (17,011)  (23,958)  (23,410)   (6,084)   (7,050)   (15.9)
                          --------  --------  --------  --------  --------    -----
 Total company..........  $(11,506) $ 20,280  $ 61,269  $ 15,230  $ 19,216     26.2%
                          ========  ========  ========  ========  ========    =====
EBITDA margins: (b)
 Specialty hospitals....       5.0%     11.7%     11.8%     11.3%     11.8%     4.3%
 Outpatient
  rehabilitation........      15.2      16.0      15.7      16.1      17.5      9.1
 Other..................        NM        NM        NM       N/M       N/M      N/M
                          --------  --------  --------  --------  --------    -----
 Total company..........       2.4%      9.3%     11.4%     11.3%     12.0%     6.2%
                          ========  ========  ========  ========  ========    =====
Total assets:
 Specialty hospitals....  $240,266  $250,034  $246,495  $259,945  $255,290
 Outpatient
  rehabilitation........    90,267   350,419   329,874   353,649   314,962
 Other..................     6,416    20,265    10,431    22,497    11,144
                          --------  --------  --------  --------  --------
 Total company..........  $336,949  $620,718  $586,800  $636,091  $581,396
                          ========  ========  ========  ========  ========
Capital expenditures:
 Speciality hospitals...  $  3,632  $  7,243  $ 13,677  $  3,865  $  3,055
 Outpatient
  rehabilitation........     2,042     3,085     6,399     1,215     1,742
 Other..................       749       568     2,354       854       528
                          --------  --------  --------  --------  --------
 Total company..........  $  6,423  $ 10,896  $ 22,430  $  5,934  $  5,325
                          ========  ========  ========  ========  ========

-------
NM-Not Meaningful.
(a) Cost of services include salaries, wages and benefits, operating supplies, lease and rent expense and other operating costs.
(b) We define EBITDA as net income (loss) before interest, income taxes, depreciation and amortization and special charges, other income, minority interest and extraordinary items. EBITDA is not a measure of financial performance under generally accepted accounting principles. Items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA is a measure commonly used by financial analysts and investors to evaluate the financial results of companies in our industry, and we believe it therefore provides useful information to investors. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is susceptible to varying calculations, EBITDA as presented may not be comparable to similarly titled measures of other companies. For purposes of the covenants in the indenture governing the notes offered hereby, EBITDA is defined differently.

      The following table reconciles EBITDA to net income (loss):

                                                               For the three
                                                               months ended
                                 Year Ended December 31,         March 31,
                                ----------------------------  ----------------
                                  1998      1999      2000     2000     2001
                                --------  --------  --------  -------  -------
                                              (in thousands)

 EBITDA.......................  $  3,593  $ 42,244  $ 91,670  $22,251  $27,032
 Depreciation and
  amortization................    (4,942)  (16,741)  (30,401)  (7,021)  (7,816)
 Special charge...............   (10,157)   (5,223)      --       --       --
 Other income.................       --        --        --       --       --
 Interest income..............       406       362       939       82      241
 Interest expense.............    (5,382)  (21,461)  (36,126)  (8,847)  (8,016)
 Minority interest............    (1,744)   (3,662)   (4,144)  (1,118)  (1,407)
 Income tax (expense)
  benefit.....................       182    (2,811)   (9,979)  (2,513)  (3,913)
 Extraordinary item...........       --     (5,814)   (6,247)     --       --
                                --------  --------  --------  -------  -------
 Net income (loss)............  $(18,044) $(13,106) $  5,712  $ 2,834  $ 6,121
                                ========  ========  ========  =======  =======

Special Charges

      In 1999 we recorded a special charge of $5.2 million related to the impairment of goodwill, leasehold improvements and equipment that resulted from closures and relocations of certain hospitals and clinics in December 1999.

      In 1998 we recorded a special charge of $10.2 million. This charge consisted of $6.3 million of impairment charges relating to assets acquired in two smaller acquisitions in 1998 that were identified in accordance with our policy on impairments, and based upon a review of the facts and circumstances related to those identified assets. The majority of the charge was determined based upon the comparison of the future discounted cash flows resulting from the assets and the carrying value of these assets. The remainder of the charge of $3.8 million related to the settlement of litigation. In June 1999, we participated in the settlement of litigation initiated during 1997 by Horizon/CMS Healthcare Corporation and certain of its affiliates against us, and some of our subsidiaries, officers and employees. See Note 10 to Select Medical Corporation's Consolidated Financial Statements.

Three Months Ended March 31, 2001 Compared to March 31, 2000

Net Operating Revenues

      Our net operating revenues increased by 14.4% to $225.1 million for the three months ended March 31, 2001 compared to $196.7 million for the three months ended March 31, 2000.

      Specialty Acute Care Hospitals. Our specialty hospital net operating revenues increased 29.5% to $113.2 million for the three months ended March 31, 2001 compared to $87.4 million for the three months end March 31, 2000. Net operating revenues for the specialty hospitals operated throughout both periods increased 17.3% to $100.6 million for the three months ended March 31, 2001 from $85.8 million for the three months ended March 31, 2000. This resulted from an improved occupancy rate and a higher non-Medicare payor mix. The remaining increase of $11.0 million resulted from the internal development of new specialty hospitals that commenced operations in 2000 and 2001.

      Outpatient Rehabilitation. Our outpatient rehabilitation net operating revenues increased 1.7% to $108.7 million for the three months ended March 31, 2001 compared to $106.9 million for the three months ended March 31, 2000. The increase was related principally to same store growth experienced at our outpatient locations.

      Other. Our other revenues increased 30.5% to $3.3 million for the three months ended March 31, 2001 compared to $2.5 million for the three months ended March 31, 2000. The increase in other revenue reflects higher corporate general and administrative costs in 2001, which resulted in higher Medicare reimbursements for those costs.

Operating Expenses

      Our operating expenses increased by 13.5% to $198.1 million for the three months ended March 31, 2001 compared to $174.4 million for the year ended March 31, 2000. The increase in operating expenses was principally related to the internal development of new specialty hospitals that commenced operations in 2000 and 2001. As a percent of our net operating revenues, our operating expenses declined to 88.0% for the three months ended March 31, 2001 from 88.7% for the three months ended March 31, 2000. Our operating expenses include our cost of services, general and administrative expense and bad debt expense. Cost of services as a percent of operating revenues declined to 80.6% for the three months ended March 31, 2001 from 82.0% for the three months ended March 31, 2000. These costs primarily reflect our labor expenses. The relative reduction in cost of services as percentage of net operating revenue resulted from lower relative labor costs in both our specialty hospital and outpatient rehabilitation business segments. During the same time period, general and administrative expense as a percentage of net operating revenues remained consistent at 3.7%. Our bad debt expense as a percentage of net operating revenues increased to 3.7% for the three months ended March 31, 2001 compared to 3.0% for the three months ended March 31, 2000. This increase is due to the higher bad debt provisions recorded in our specialty hospital segment in response to our increase in non-Medicare source revenue.

EBITDA

      Our total EBITDA increased 21.5% to $27.0 million for the three months ended March 31, 2001 compared to $22.3 million for the three months ended March 31, 2000. Our EBITDA margins increased to 12% for the three months ended March 31, 2001 compared to 11.3% for the three months ended March 31, 2000. For cash flow information, see "--Capital Resources and Liquidity."

      Specialty Acute Care Hospitals. EBITDA increased by 35.2% to $13.4 million for the three months ended March 31, 2001 compared to $9.9 million for the three months ended March 31, 2000. Our EBITDA margins increased to 11.8% for the three months ended March 31, 2001 from 11.3% for the three months ended March 31, 2000. Our margins improved because of a greater number of mature hospitals in 2001. The hospitals we operated throughout both periods accounted for $3.0 million of the increase. The EBITDA increase in the same store hospitals resulted from an increase in non-Medicare patient days and its associated revenue per patient day. Our same hospital EBITDA margin increased from 12.5% to 13.6%. The balance of the increase of $0.5 million resulted from our newly developed hospitals.

      Outpatient Rehabilitation. EBITDA increased by 11.0% to $19.1 million for the three months ended March 31, 2001 compared to $17.2 million for the three months ended March 31, 2000. Our EBITDA margins increased to 17.5% for the three months ended March 31, 2001 from 16.1% for the three months ended March 31, 2000. The increase was related principally to same store growth experienced at our outpatient locations.

      Other. The EBITDA loss increased by 12.2% to a loss of $5.4 million for the three months ended March 31, 2001 compared to a loss of $4.8 million for the three months ended March 31, 2000. This increase resulted from the increase in general and administrative costs needed to support the growth of the organization, principally NovaCare and our new hospital development.

Income from Operations

      Income from operations increased 26.2% to $19.2 million for the three months ended March 31, 2001 compared to $15.2 million for the three months ended March 31, 2000. The increase in income from operations resulted from the EBITDA increases described above, offset by an increase in amortization and depreciation. Depreciation and Amortization increased by 11.3% to $7.8 million for the three months ending March 31, 2001 from $7.0 million for the three months ended March 31, 2000. The increase resulted primarily from increases in depreciation on fixed asset additions that are principally related to new hospital development.

Interest Expense

      Interest expense decreased by $0.8 million to $8.0 million for the three months ended March 31, 2001 from $8.8 million for the three months ended March 31, 2000. The decline in interest expense is due to the lower debt levels outstanding in 2001 compared to 2000. The lower debt levels resulted from the significant repayment of debt that occurred in the third and fourth quarters of 2000 as a result of the NovaCare settlement, divestiture of the NovaCare Occupational Health businesses and operating cash flow.

Minority Interests

      Minority interests in consolidated earnings increased by $0.3 million to $1.4 million for the three months ended March 31, 2001 compared to $1.1 million for the three months ended March 31, 2000. This increase resulted from improved operating performance in our operating subsidiaries that are structured with a minority interest component.

Income Taxes

      We recorded income tax expense of $3.9 million for the three months ended March 31, 2001. The expense represented an effective tax rate of 39.0% and approximates the federal and state tax rates. We recorded income tax expense of $2.5 million for the three months ended March 31, 2000. This expense represented an effective tax rate of 47.0%. This exceeded the statutory rates primarily due to non-deductible goodwill. In 2001, we were able to utilize carryover net operating losses to offset our non-deductible goodwill.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Operating Revenues

      Our net operating revenues increased 76.7% to $805.9 million for the year ended December 31, 2000 compared to $456.0 million for the year ended December 31, 1999. The percentage of our net operating revenues coming from Medicare declined to 35.1% during the year ended December 31, 2000 from 48.1% for 1999. This decline was principally related to the acquisition of NovaCare, which receives a comparatively lower percentage of its revenue from Medicare.

      Specialty Acute Care Hospitals. Our specialty hospital revenues increased 23.2% to $378.9 million for the year ended December 31, 2000 compared to $307.5 million for the year ended December 31, 1999. Net operating revenues for the specialty hospitals operated throughout both periods increased 11.0% to $325.3 million for 2000 from $293.1 million for 1999. This increase resulted from an improved occupancy rate and a higher non-Medicare payor mix. The remaining increase of $39.2 million resulted from the internal development of new specialty hospitals that commenced operations in 1999 and 2000.

      Outpatient Rehabilitation. Our outpatient rehabilitation revenues increased 194.0% to $416.8 million for the year ended December 31, 2000 compared to $141.7 million for the year ended December 31, 1999. This increase was principally related to the acquisition of the NovaCare Physical Rehabilitation and Occupational Health Division in November 1999, which accounted for $261.8 million of the increase. The remaining increase resulted primarily from increased volume in existing businesses.

      Other. Our other revenues increased 50.8% to $10.2 million for the year ended December 31, 2000 compared to $6.8 million for the year ended December 31, 1999. The increase in other revenue reflects higher corporate general and administrative costs in 2000, which resulted in higher Medicare reimbursements for those costs.

Operating Expenses

      Our operating expenses increased by $300.5 million to $714.2 million for the year ended December 31, 2000 compared to $413.7 million for the year ended December 31, 1999. The increase in operating expenses was principally related to the acquisition of the NovaCare Physical Rehabilitation and Occupational Health Division, which accounted for $220.0 million of the increase. Our specialty hospital segment experienced an increase in operating expenses of $62.8 million. This increase principally related to growth in operating expenses associated with the hospitals opened in 1999 and 2000. As a percent of our net operating revenues, our operating expenses declined to 88.6% in 2000 from 90.7% in 1999. Our operating expenses include our cost of services, general and administrative expense and bad debt expense. Cost of services as a percent of net operating revenues declined to 81.5% during 2000 from 84.1% during 1999. These costs primarily reflect our labor expenses. During the same time period, general and administrative expense as a percent of net operating revenues declined to 3.5% from 4.7%. The relative reductions in cost of services and general and administrative expense were primarily the result of our acquisition of NovaCare and the lower cost associated with providing outpatient rehabilitation services relative to our specialty hospital services. Bad debt expense as a percent of net operating revenues increased to 3.6% during 2000 compared to 1.9% during 1999. This increase resulted primarily from our acquisition of the NovaCare Physical Rehabilitation and Occupational Health Division, which incurs higher bad debt as a percentage of net operating revenues because of the large volume of relatively difficult to collect, smaller dollar accounts receivables generated in an outpatient environment.

EBITDA

      Our total EBITDA increased 117.0% to $91.7 million for the year ended December 31, 2000 compared to $42.2 million for the year ended December 31, 1999. Our EBITDA margins increased to 11.4% for 2000 compared to 9.3% for 1999. For cash flow information, see "--Capital Resources and Liquidity."

      Specialty Acute Care Hospitals. EBITDA increased 24.0% to $44.6 million for the year ended December 31, 2000 compared to $35.9 million for the year ended December 31, 1999. Our EBITDA margins remained consistent at 11.8% and 11.7% in 2000 and 1999, respectively. The hospitals we operated throughout both periods accounted for $5.3 million of the increase. This increase in same hospital EBITDA resulted from an increase in non-Medicare payor mix. Our same hospital EBITDA margin increased from 12.6% to 13.0%. The balance of the increase of $3.4 million resulted from our newly developed hospitals.

      Outpatient Rehabilitation. EBITDA increased by 188.2% to $65.4 million for the year ended December 31, 2000 compared to $22.7 million for the year ended December 31, 1999. The major contributor to this increase was the NovaCare Physical Rehabilitation and Occupational Health Division acquisition that accounted for $41.9 million of the increase. The remaining increase of $0.8 million resulted from growth in our existing business. Our EBITDA margins declined to 15.7% during 2000 from 16.0% during 1999. This decline resulted from the acquisition of the NovaCare Physical Rehabilitation and Occupational Health Division, which historically had lower margins than our existing outpatient rehabilitation business. These lower margins were the result of higher bad debt expense and costs of services as a percentage of net operating revenues.

      Other. EBITDA loss increased by 11.7% to a loss of $18.3 million for the year ended December 31, 2000 compared to a loss of $16.4 million for the year ended December 31, 1999. This increase resulted from the increase in general and administrative expenses associated with the growth of the organization, principally the addition of the NovaCare division and our new hospital development.

Income from Operations

      Income from operations increased 202.1% to $61.3 million for the year ended December 31, 2000 compared to $20.3 million for the year ended December 31, 1999. The increase in income from operations resulted from EBITDA increases described above and from a reduction in the amount recorded as a special charge, offset by an increase in depreciation and amortization. Depreciation and amortization increased by 81.6% to $30.4 million for 2000 compared to $16.7 million for 1999. Approximately $10.3 million of the increase in the depreciation and amortization was related to the amortization of goodwill and identifiable intangibles resulting from the NovaCare acquisition and the depreciation of the acquired NovaCare fixed assets. The remaining increase resulted from depreciation of new fixed assets.

Interest Expense

      Interest expense increased to $36.1 million for the year ended December 31, 2000 from $21.5 million for the year ended December 31, 1999. The increase in interest expense resulted from higher average debt levels outstanding in 2000 compared to 1999, including the debt assumed as a result of the NovaCare acquisition, and an increase in the average interest rate associated with borrowings.

Minority Interests

      Minority interests increased by $0.4 million to $4.1 million for the year ended December 31, 2000 compared to $3.7 million for the year ended December 31, 1999. This increase resulted from improved operating performance in our operating subsidiaries that are structured with a minority interest component.

Income Taxes

      We recorded income tax expense of $10.0 million for the year ended December 31, 2000. The expense represented an effective tax rate of 45.5% and exceeded statutory federal and state tax rates as a result of non-deductible goodwill. We recorded income tax expense of $2.8 million for the year ended December 31, 1999. This expense represented an effective tax rate of 62.7%. We had a higher effective tax rate in this period as a result of non-deductible goodwill and state income taxes in the jurisdictions where we reported taxable income.

Extraordinary Item

      On September 22, 2000, we entered into a new $230 million senior credit facility with a syndicate of banks that replaced our $225 million credit facility dated November 19, 1999. The extraordinary item consists of the unamortized deferred financing costs of $6.2 million related to the November 19, 1999 credit facility.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Net Operating Revenues

      Our net operating revenues increased 205.9% to $456.0 million for the year ended December 31, 1999 compared to $149.0 million for the year ended December 31, 1998. The major reason for the increase was the significant acquisitions that occurred during 1998. The percentage of our revenue coming directly from Medicare increased to 48.1% in 1999 from 37.9% in 1998. This increase resulted from the full year effect of the acquisitions of specialty acute care hospitals that occurred during 1998. A specialty hospital has significantly higher Medicare utilization than operations in our outpatient rehabilitation segment. See "--Significant Acquisitions."

      Specialty Acute Care Hospitals. Our specialty hospital revenues increased 390.3% to $307.5 million for the year ended December 31, 1999 compared to $62.7 million for the year ended December 31, 1998. This increase resulted from the expanded base of specialty hospitals that we operated as a result of the significant acquisitions during 1998, and, to a lesser extent, our new hospital development activity. We opened two hospitals in 1998 and six hospitals in 1999. We also closed one hospital in late 1999 that we acquired as part of our Intensiva Healthcare acquisition due to that hospital's operating performance.

      Outpatient Rehabilitation. Our outpatient rehabilitation revenues increased 70.7% to $141.7 million for the year ended December 31, 1999 compared to $83.1 million for the year ended December 31, 1998. Of this increase, $29.4 million resulted from the acquisition of NovaCare on November 19, 1999. The remaining increase of $29.2 million resulted principally from the effect of acquisitions that occurred in 1998 and early 1999.

      Other. Our other revenues increased 107.1% to $6.8 million for the year ended December 31, 1999 compared to $3.3 million for the year ended December 31, 1998. The increase in other revenue reflects higher corporate general and administrative costs in 1999, which resulted in higher Medicare reimbursements for those costs.

Operating Expenses

      Our operating expenses increased by $268.3 million to $413.7 million for the year ended December 31, 1999 compared to $145.5 million for the year ended December 31, 1998. As a percentage of net operating revenues, our operating expenses decreased to 90.7% from 97.6% during the same time period. The decrease in operating expenses as a percentage of net operating revenues was largely the result of our increased efficiencies and cost saving initiatives. These efficiencies were realized as a result of our ability to spread our support function costs over a larger operating group. We expect this trend to continue as we grow our business. Cost savings have been achieved through renegotiation of supply contracts and improved management of clinical staffing levels at our hospitals. Cost of services as a percentage of net operating revenues decreased to 84.1% during the year ended December 31, 1999 compared to 86.5% during the year ended December 31, 1998. During the same time period and as a percentage of net operating revenues, general and administrative expense decreased to 4.7% from 8.4% and bad debt expense decreased to 1.9% from 2.7%.

EBITDA

      Our total EBITDA increased by $38.7 million to $42.2 million for the year ended December 31, 1999 compared to $3.6 million for the year ended December 31, 1998. EBITDA margins increased to 9.3% in 1999 from 2.4% in 1998. For cash flow information, see "--Capital Resources and Liquidity."

      Specialty Acute Care Hospitals. EBITDA increased by $32.8 million to $35.9 million for the year ended December 31, 1999 compared to $3.1 million for the year ended December 31, 1998. This resulted from an expanded base of specialty hospitals that we operated as a result of the significant acquisitions in 1998 and an improvement in our EBITDA margins in 1999 to 11.7% from 5.0% in 1998. Our EBITDA margins improved as a result of operational changes that were implemented after the acquisitions and as a result of cost reduction initiatives. These cost reduction initiatives are discussed above under "Operating Expenses."

      Outpatient Rehabilitation. EBITDA increased by $10.1 million to $22.7 million for the year ended December 31, 1999 compared to $12.6 million for the year ended December 31, 1998. This resulted principally from 1998 acquisitions which accounted for approximately $7.0 million of the increase. An additional $1.0 million of the increase resulted from the operations of NovaCare and the balance resulted from our internal business development.

      Other. EBITDA loss increased by $4.2 million to a loss of $16.4 million for the year ended December 31, 1999 compared to a loss of $12.2 million for the year ended December 1998. This increase resulted from higher administrative costs in 1999 to manage the increased size of our company.

Income from Operations

      Income from operations increased by $31.8 million to $20.3 million for the year ended December 31, 1999 compared to a loss of $11.5 million for the year ended December 31, 1998. The increase in income from operations resulted from the EBITDA increase described above and from a reduction in the amount recorded as a special charge, offset by an increase in depreciation and amortization. Depreciation and amortization increased to $16.7 million for the year ended December 31, 1999 compared to $4.9 million for the year ended December 31, 1998. The increase resulted from the amortization of goodwill and identifiable intangibles resulting from the numerous acquisitions we made during these periods and the depreciation of fixed assets acquired in these acquisitions.

Interest Expense

      Interest expense increased to $21.5 million for the year ended December 31, 1999 from $5.4 million for the year ended December 31, 1998 due to higher outstanding debt levels and an increase in the average interest rates associated with borrowing. Additional debt was incurred and assumed as a result of our acquisition activity.

Minority Interests

      Minority interests increased by $2.0 million to $3.7 million for the year ended December 31, 1999 compared to $1.7 million for the year ended December 31, 1998. This increase resulted from acquisitions completed during 1998 that were structured with a minority interest component and from improved earnings in these businesses.

Income Taxes

      We recorded income tax expense of $2.8 million for 1999. This tax expense reflects federal income taxes of $1.3 million and state income taxes of $1.5 million. Even though we had an overall pre-tax loss, we had a federal tax expense due to non-deductible goodwill and other permanent differences. We recorded a state tax expense as a result of taxable income generated in certain jurisdictions. For 1998, we recorded a benefit of $0.2 million as a result of our pre-tax loss.

Extraordinary Item

      On November 19, 1999, we entered into a new $225 million senior credit facility in connection with the NovaCare acquisition. This senior credit facility replaced our $155 million credit facility from February 9, 1999. The extraordinary item consists of the unamortized deferred financing costs of $5.8 million related to the February 9, 1999 credit facility.

Capital Resources and Liquidity

Three months ended March 31, 2001 compared to three months ended March 31, 2000

      For the three months ended March 31, 2001 operating activities provided $24.8 million of cash compared to $8.5 million for the three months ended March 31, 2000. The increase in cash flow is attributable to improved earnings, aggressive management of payables and lower day sales outstanding. Our days sales outstanding were 81 days at March 31, 2001 compared to 102 days at March 31, 2000.

      Investing activities used $7.2 million and $7.5 million of cash flow for the three months ended March 31, 2001 and 2000, respectively. This usage in both 2001 and 2000 resulted from purchases of property and equipment of $5.3 million and $5.9 million, respectively related principally to new hospital development. Additionally, we incurred earnout and acquisition payments of $1.9 million and $1.5 million in 2001 and 2000, respectively. The earnout payments relate to obligations we assumed as part of the NovaCare acquisition.

      Financing activities used $18.5 million and $0.9 million of cash for the three months ended March 31, 2001 and 2000, respectively. This was due principally to the repayment of debt.

Years Ended December 31, 2000, 1999 and 1998

      Operating activities generated $22.5 million in cash during the year ended December 31, 2000 compared to cash usages of $25.2 million and $24.7 million in the years ended December 31, 1999 and 1998, respectively. The increase in cash flow in 2000 is attributable to increased earnings and improved working capital management. The use of cash in 1999 and 1998 was primarily attributable to net losses and an increase in accounts receivable that resulted from our growth.

      Investing activities provided $14.2 million of cash flow during 2000 compared to cash usages of $181.3 million and $209.5 million in the years ended December 31, 1999 and 1998, respectively. For the year ended December 31, 2000, we received proceeds of $29.9 million from two escrow funds established as part of the NovaCare acquisition and proceeds of $13.0 million from the sale of the occupational health centers. These occupational health centers were an operating division of NovaCare. The claim against the escrow fund resulted from an increase in uncollectible accounts receivable, which were paid with the proceeds from the escrow fund. Cash inflows were offset principally by the purchases of $22.4 million of equipment and acquisition and earnout payments of $9.3 million. The increase in property and equipment purchases reflects the growth in new hospital development during 2000. The principal usage of cash in 1999 and 1998 was to fund acquisitions. Our investment in property and equipment during 1999 and 1998 was not material because our operations required minimal capital expenditures on an ongoing basis, and most of our locations were leased. Our investment in equipment is mostly related to development of new hospitals.

      Financing activities used $37.6 million of cash for the year ended December 31, 2000. This was due principally to the repayment of debt. In 1999 and 1998 we had cash inflows of $197.5 million and $242.3 million, respectively. We raised capital through the issuance of common and preferred stock, senior subordinated debt and borrowings under our senior credit facility. We incurred debt in connection with the acquisitions of American Transitional Hospitals, Intensiva Healthcare and the NovaCare Physical Rehabilitation and Occupational Health Division. A description of these financing arrangements can be found in Note 6 to Select Medical Corporation's Consolidated Financial Statements included elsewhere in this prospectus.

Capital Resources

      Net working capital was $110.7 million at March 31, 2001 compared to $105.6 million at December 31, 2000. The increase in net working capital was primarily attributable to a reduction in current liabilities which resulted from payments of seller debt.

      On September 22, 2000, we entered into a new credit agreement that refinanced our existing bank debt. The new credit agreement provides $175.0 million in term loans, approximately 10% of which is denominated in Canadian dollars. The term debt begins quarterly amortization in September 2001, with a final maturity date of September 2005. The credit agreement also provides for a revolving facility of $55.0 million to be used for general corporate purposes. The revolving facility terminates in September 2005.

      In April 2001, certain provisions in an amendment to our credit agreement became effective. The amendment required us to apply $24.0 million of the net proceeds from our recent stock offering to repay the U.S. term loan portion of our credit facility. In addition, the amendment permitted us to use $53 million of the net proceeds of the stock offering to redeem our Class A Preferred Stock. Our revolving credit facility was also increased by $20 million.

      Borrowings under the credit agreement bear interest at a fluctuating rate of interest based upon financial covenant ratio tests. As of March 31, 2001, our weighted average interest rate under our credit agreement was approximately 8.8%. As of March 31, 2001 we had borrowed all of our available loans under the U.S. and Canadian term loans and had availability to borrow an additional $37.2 million under our revolving facility.

      We entered into an amendment to our senior credit facility, the terms of which will become effective upon the consummation of this offering. The amendment will increase our revolving credit facility up to $152.5 million.

      We are required to pay a quarterly commitment fee at a rate that ranges from .375% to .500%, based upon financial covenant ratio tests. This fee applies to unused commitments under the revolving credit facility.

      The terms of the credit agreement include various restrictive covenants. These covenants include:

    .  restrictions against incurring additional indebtedness,

    .  disposing of assets,

    .  incurring capital expenditures,

    .  making investments,

    .  restrictions against paying certain dividends.

    .  engaging in transactions with affiliates,

    .  incurring contingent obligations, and

    .  allowing or causing fundamental changes.

      The covenants also require us to maintain various financial ratios regarding total indebtedness, interest, fixed charges and net worth. The borrowings are secured by substantially all of the tangible and intangible assets of us and our subsidiaries, including all of the capital stock of our domestic subsidiaries and 65% of the capital stock of our direct foreign subsidiaries. In addition, the loans have been guaranteed by our domestic subsidiaries.

      We believe that existing cash balances, internally generated cash flows and borrowings under our revolving credit facility will be sufficient to finance acquisitions, capital expenditures and working capital requirements for at least the next twelve months. We have opened two specialty hospitals in 2001 and plan to open an additional eight hospitals before the end of 2001. A new specialty hospital has historically required approximately $3.1 million per hospital over the initial year of operations to fund leasehold improvements, equipment, start-up losses and working capital. From time to time, we may complete small acquisitions of specialty hospitals and outpatient rehabilitation businesses. These types of acquisitions typically involve consideration of less than $5.0 million. If funds required for future acquisitions exceed existing sources of capital, we will need to increase our credit facilities or obtain additional capital by other means.

Inflation

      The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. We have implemented cost control measures, including our case and resource management program, to curtail increases in operating costs and expenses. We have, to date, offset increases in operating costs by increasing reimbursement for services and expanding services. However, we cannot predict our ability to cover or offset future cost increases.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to interest rate changes, primarily as a result of a floating interest rates on borrowings under our senior credit facility. A change in interest rates by one percentage point on variable rate debt would have resulted in interest expense fluctuating approximately $1.3 million for 1999 and $2.0 million for 2000 and approximately $0.5 million for the three months ended March 31, 2001. As required by our credit agreement, on March 30, 2001 we entered into an interest rate swap agreement that fixes the interest rate cost to us on 50% of the amount of the term loans outstanding under our senior credit facility for a period of four years.

      Approximately 10% of our term loan borrowings under our credit agreement are denominated in Canadian dollars. Although we are not required by our credit agreement to maintain a hedge on our foreign currency risk, we have entered into a five year hedge agreement that allows us to limit the cost of Canadian dollars to a range of US$0.6631 to US$0.6711 per Canadian dollar to limit our risk on the potential fluctuation in the exchange rate of the Canadian dollar to the U.S. dollar.

Subsequent Events

      On April 10, 2001 we completed an initial public offering of 9,000,000 shares of our common stock. Our net proceeds after deducting estimated expenses and underwriting discounts and commissions was approximately $77.5 million. On April 20, 2001 the underwriters exercised their option to purchase and additional 1,350,000 shares of common stock to cover overallotments. The net proceeds from the exercise of this option was $11.9 million after deduction of the underwriters' discount. The proceeds were used to repay $35.9 million of our senior debt under our senior credit facility, to redeem $52.8 million of our Class A Preferred Stock and the remainder was used for general corporate purposes. Additionally, on May 2, 2001, we paid all accrued dividends on our Class A Preferred and Class B Preferred stock. Payments of Class A Preferred and Class B Preferred dividends totaled $14.1 million and $5.2 million, respectively.

      Some of our outpatient rehabilitation businesses have minority equity owners who we do not control. These minority interests were retained by the previous owners of the businesses when we acquired them and typically are about 20% of the business. We consolidate these majority-owned entities' results of operations.

      The terms of our agreements with some of these minority owners allow them to sell their minority interests back to us upon the completion of our initial public offering. As of June 6, 2001 we have paid these minority owners $13.7 million for their ownership interests. Of this amount, $9.7 million has been paid in cash and $4.0 million has been paid in stock. We expect to complete the purchase of the balance of the interests from these owners in the near future for an additional $1.1 million in cash.

                                  OUR BUSINESS

Overview

      We are the second largest operator of specialty acute care hospitals for long term stay patients in the United States based on the number of our facilities. We are also the second largest operator of outpatient rehabilitation clinics in the United States based on the number of our clinics. As of March 31, 2001, we operated 56 specialty acute care hospitals in 21 states and 675 outpatient rehabilitation clinics in 29 states, the District of Columbia and seven Canadian provinces. We began operations in 1997 under the leadership of our current management team, including our co-founders, Rocco A. Ortenzio and Robert A. Ortenzio, both of whom have significant experience in the healthcare industry. Under this leadership, we have grown our business through strategic acquisitions and internal development initiatives. For the twelve months ended March 31, 2001, we had net operating revenues of $834.3 million and EBITDA of $96.5 million. We earned 50.2% of our net operating revenues from our outpatient rehabilitation business and 49.8% from our specialty acute care hospitals. In April 2001, we completed a $98.3 million initial public offering of our common stock.

Competitive Strengths

    . Experienced and Proven Management Team. Our five senior operations executives have an average of 23 years of experience in the healthcare industry. In addition, 17 of the Company's 23 officers have worked together in previous healthcare companies, both public and private.

    . Significant Scale. Our specialty acute care hospitals and outpatient rehabilitation clinics provide us with significant scale and advantages over many of our competitors. These advantages allow us to leverage our operating costs by centralizing administrative functions at our corporate office and spreading the costs of operating these functions over a large base of operations. We believe that our size also gives us an advantage in negotiating contracts with commercial insurers.

    . Multiple Business Lines and Geographic Diversity. We have a leading presence in two segments of the healthcare industry. We believe that this operating strategy reduces our risk profile. Because we provide both inpatient care in our specialty acute care hospitals and outpatient care in our rehabilitation clinics, we do not rely exclusively on a single business line for our net operating revenues or EBITDA. Our geographic diversification and the mix of our business also reduces our exposure to any single governmental or commercial reimbursement source.

    . Proven Operating Performance. We have established a track record of improving the financial performance of the hospitals and clinics we operate. Our EBITDA margins improved by 2.1 percentage points for the fiscal year ended December 31, 2000 compared to the fiscal year ended December 31, 1999. This improvement is the result, in part, of our ability to grow our revenues by expanding referral relationships and payor contracts as well as our ability to reduce costs by standardizing procedures and centralizing administrative functions. We also focus on working capital management and have decreased the number of accounts receivable days outstanding from 119 days as of December 31, 1999 to 81 days as of March 31, 2001.

    .  Experience in Successfully Completing and Integrating
       Acquisitions. Since we began operations in 1997, we have completed three significant acquisitions for approximately $366 million in aggregate consideration, as well as a number of smaller acquisitions. We are selective in identifying and pursuing acquisitions, focusing on strategic opportunities where we can enhance operating performance.

    . Demonstrated Development Expertise. From our inception through March 31, 2001, we developed 20 new specialty acute care hospitals and 66 outpatient rehabilitation clinics. These initiatives have demonstrated our ability to effectively identify new opportunities and implement start-up plans.

    . Significant Financial Resources. We have access to significant financial resources that give us the flexibility to pursue an active growth strategy. As adjusted for our initial public offering and this offering, as of March 31, 2001, we had $3.4 million in cash, and our total debt of $272.5 million represented 57.5% of our capitalization.

Specialty Acute Care Hospitals

     As of March 31, 2001, we operated 56 specialty acute care hospitals, 50 of which were certified by the federal Medicare program as long term acute care hospitals. These hospitals generally have 35 to 40 beds, and as of March 31, 2001, we operated a total of 2,068 available licensed beds. Our specialty acute care hospitals employ approximately 6,100 people, with the majority being registered or licensed nurses and respiratory therapists. In these specialty hospitals we treat patients with serious and often complex medical conditions such as respiratory failure, neuromuscular disorders, cardiac disorders, non-healing wounds, renal disorders and cancer.

     Patients are admitted to our specialty acute care hospitals from general acute care hospitals in our markets. These general acute care hospitals are frequently not the optimum setting in which to treat these patients, because they require longer stays and a higher level of clinical attention than the typical acute care patient. Furthermore, general acute care hospitals' reimbursement rates usually do not adequately compensate them for the treatment of this type of patient. The differences in clinical expertise and reimbursement rates provide general acute care hospitals and their physicians with incentives to discharge longer stay, medically complex patients to our facilities. As a result of these dynamics, we continually seek to increase our admissions by expanding and improving our relationships with the physicians and general acute care hospitals in our markets that refer patients to our facilities.

     Below is a table that shows the typical distribution by medical condition of patients in our hospitals.

                                                                    Distribution
Medical Condition                                                   of Patients
-----------------                                                   ------------
Respiratory failure................................................      33%
Neuromuscular disorder.............................................      23
Cardiac disorder...................................................      14
Wound care.........................................................       9
Renal disorder.....................................................       5
Cancer.............................................................       4
Other..............................................................      12
                                                                        ---
  Total............................................................     100%
                                                                        ===

     When a patient is referred to one of our hospitals by a physician, case manager, health maintenance organization or insurance company, a nurse liaison makes an assessment to determine the degree of care required and expected length of stay. This initial patient assessment is critical to our ability to provide the appropriate level of patient care. Based on the determinations reached in this clinical assessment, an admission decision is made by the attending physician.

     Upon admission, an interdisciplinary team reviews a new patient's condition. The interdisciplinary team comprises a number of clinicians, including the attending physician, a specialty nurse, a dietician, a pharmacist and a case manager. Upon completion of an initial evaluation by each member of the treatment team, an individualized treatment plan is established and implemented. The case manager coordinates all aspects of the patient's hospital stay and serves as a liaison with the insurance carrier's case management staff when appropriate. The case manager communicates progress, resource utilization, and treatment goals between the patient, the treatment team and the payor.

     Each of our specialty hospitals has an onsite management team consisting of a chief executive officer, a director of clinical services and a director of provider relations. These teams manage local strategy and day-to-day operations, including oversight of per patient costs and average length of stay. They also assume primary responsibility for developing relationships with the general acute care providers and clinicians in our markets that refer patients to our specialty hospitals. We provide our hospitals with centralized accounting, payroll, legal, reimbursement, human resources, compliance, management information systems, billing and collecting services. The centralization of these services improves efficiency and permits hospital staff to spend more time on patient care.

"Hospital within a Hospital" Model

      Of the 56 specialty hospitals we operated as of March 31, 2001, two are freestanding facilities and 54 are located in leased space within a host general acute care hospital. These leased spaces are separately licensed and are commonly referred to as a "hospital within a hospital." We operate the largest number of specialty acute care hospitals operating with this "hospital within a hospital" model in the United States. We believe this model provides several advantages to patients, host hospitals, physicians and us.

    . The host hospital's patients benefit from being admitted to a setting specialized to meet their unique medical needs without having the disruption of being transferred to another location.

    . In addition to being provided with a place to transfer high-cost, long-stay patients, host hospitals benefit by receiving payments from us for rent and ancillary services.

    . Physicians affiliated with the host hospital are provided with the convenience of being able to monitor the progress of their patients without traveling to another location.

    . We benefit from the ability to operate specialty hospitals without the capital investment often associated with buying or building a freestanding facility. We also gain operating cost efficiencies by contracting with these host hospitals for selected services at discounted rates.

      In addition, our specialty hospitals serve the broader community where they operate, treating patients from other general acute care hospitals in the local market. During the quarter ended March 31, 2001, 52% of the patients in our "hospital within a hospital" facilities were referred to us from general acute care hospitals other than the host hospitals.

Specialty Acute Care Hospital Strategy

Provide High Quality and Cost Effective Care

      We believe that our patients benefit from our experience in addressing the complex medical needs of long term stay patients. A typical patient admitted to our specialty hospitals has multiple medical conditions and requires a high level of attention by our clinical staff. To effectively address the complex nature of our patients' medical conditions, we have developed specialized treatment programs focused solely on their needs. We have also implemented specific staffing models that are designed to ensure that patients have access to the necessary level of clinical attention. These staffing models also allow us to allocate our resources efficiently, which reduces costs.

      Our treatment and staffing programs benefit patients because they give our clinicians access to the regimens that we have found to be most effective in treating various conditions such as respiratory failure, non-healing wounds and neuromuscular disorders. In addition, we often combine or modify these programs to provide a treatment plan tailored to meet a patient's unique needs.

      We continually monitor the quality of our patient care by several measures, including patient, payor and physician satisfaction, as well as clinical outcomes. Quality measures are collected monthly and reported quarterly and annually. In order to benchmark ourselves against other healthcare organizations, we have contracted with outside vendors to collect our clinical and patient satisfaction information and compare it to other healthcare organizations. The information collected is reported back to each hospital, to the corporate office, and directly to the Joint Commission on Accreditation of Healthcare Organizations. As of March 31, 2001, all but seven of our our most recently opened hospitals had been accredited by the Joint Commission on Accreditation of Healthcare Organizations. See "--Government Regulations--Licensure-- Accreditation."

Reduce Costs

      We continually seek to improve operating efficiency and reduce costs at our hospitals by standardizing operations and centralizing key administrative functions. These initiatives include:

    . optimizing staffing based on our occupancy and the clinical needs of our patients;

    . centralizing administrative functions such as accounting, payroll, legal, reimbursement, compliance and human resources;

    . standardizing management information systems to aid in financial reporting as well as billing and collecting; and

    . participating in group purchasing arrangements to receive discounted prices for pharmaceuticals and medical supplies.

Increase Higher Margin Commercial Volume

      We typically receive higher reimbursement rates from commercial insurers than we do from the federal Medicare program. As a result, we work to expand relationships with insurers to increase commercial patient volume. Each of our hospitals has employees who focus on commercial contracting initiatives within their regions. Contracting professionals in our central office work with these hospital employees to ensure that our corporate contracting standards are met. Our goal in commercial contracting is to give discounted rates to those commercial payors that we expect to add significant patient volume to our hospitals.

      We believe that commercial payors seek to contract with our hospitals because we offer patients quality, cost effective care. Although the level of care we provide is complex and staff intensive, we typically have lower operating expenses than a freestanding general acute care facility's intensive care unit because of our "hospital within a hospital" operating model. General acute care hospitals incur substantial overhead costs in order to provide a wide array of patient services. We provide a much narrower range of patient services, and our hospitals within a hospital lease underutilized space within a general acute care hospital. These factors permit our hospitals to operate with lower overhead costs per patient than general acute care hospitals can. As a result of these lower costs, we offer more attractive rates to commercial payors. Additionally, we provide their enrollees with customized treatment programs not offered in traditional acute care facilities.

Develop New Specialty Acute Care Hospitals

      Our goal is to open approximately 10 new specialty acute care hospitals each year using our "hospital within a hospital" model. We seek to lease space from general acute care hospitals with leadership positions in the markets in which they operate. We have successfully contracted with various types of general hospitals, including for-profit, not-for-profit and university affiliated. Our relationships include hospitals operated by many of the leading names in the healthcare industry, such as HCA--The Healthcare Company, Health Management Associates, Mercy Health System, Tenet Healthcare and Ohio State University Medical Center. We have a standardized approach to development that begins with the evaluation of new opportunities. We identify development opportunities by targeting host hospitals with:

    .  250 beds or more;

    .  sufficient space available to lease;

    .  high patient volume; and

    .  market populations of at least 500,000 to 750,000.

      We have a dedicated development team with significant market experience. When we target a host hospital, the development team conducts an extensive review of all of its discharges to determine the number of referrals we would have likely received from it on a historical basis. Next, we review the host hospital's contracts with commercial insurers to determine the market's general reimbursement trends and payor mix. Ultimately, when we sign a lease with a new host hospital, the project is transitioned to our start-up team, which is experienced in preparing a specialty hospital for opening. The start-up team oversees facility improvements, equipment purchases, licensure procedures, and the recruitment of a full-time management team. After the facility is opened, responsibility for its management is transitioned to this new management team and our corporate operations group.

      From our inception through March 31, 2001, we had completed the development and opening of the following 20 specialty acute care hospitals:

      Hospital Name              City     State  Opening Date  Licensed Beds
      -------------          ------------ ----- -------------- -------------
      SSH-Biloxi             Biloxi        MS   May 1998             42
      SSH-West Columbus      Columbus      OH   December 1998        37
      SSH-Wilmington         Wilmington    DE   January 1999         35
      SSH-Milwaukee          Milwaukee     WI   March 1999           34
      SSH-Youngstown         Youngstown    OH   April 1999           31
      SSH-Mesa               Mesa          AZ   September 1999       37
      SSH-Battle Creek       Battle Creek  MI   October 1999         32
      SSH-Omaha              Omaha         NE   October 1999         40
      SSH-Gulfport           Gulfport      MS   January 2000         38
      SSH-Denver             Denver        CO   February 2000        32
      SSH-Tri-Cities         Bristol       TN   March 2000           25
      SSH-St. Louis          St. Louis     MO   April 2000           33
      SSH-Wichita            Wichita       KS   June 2000            35
      SSH-San Antonio*       San Antonio   TX   July 2000            34
      SSH-Greensburg*        Greensburg    PA   August 2000          31
      SSH-Erie*              Erie          PA   October 2000         35
      SSH-North Dallas       Dallas        TX   November 2000        11
      SSH-Fort Smith*        Fort Smith    AR   December 2000        34
      SSH-Birmingham*        Birmingham    AL   February 2001        38
      SSH-Jefferson Parish*  New Orleans   LA   February 2001        34
                                                                    ---
        Total                                                       668
                                                                    ===

--------
* As of March 31, 2001, certification as a long term acute care hospital pending, subject to successful completion of a start-up period. See "-- Governmental Regulations--Licensure--Certification."

Pursue Opportunistic Acquisitions

      In addition to our development initiatives, we intend to grow our network of specialty hospitals through strategic acquisitions. When we acquire a hospital or a group of hospitals, a team of our professionals is responsible for formulating and executing an integration plan. We have generally been able to increase margins at acquired facilities by centralizing administrative functions and implementing our standardized staffing models and resource management programs. Since 1997 we have acquired and integrated 37 hospitals which all share our centralized billing and purchasing programs and operate standardized management information systems.

Outpatient Rehabilitation

      We are the second largest operator of outpatient rehabilitation clinics in the United States, based on the number of our clinics. As of March 31, 2001, we operated 589 clinics throughout 29 states and the District of Columbia and 86 clinics in seven provinces throughout Canada. Our outpatient rehabilitation division employs approximately 7,800 people. Typically, each of our clinics is located in a freestanding facility in a highly visible medical complex or retail location. In addition to providing therapy in our outpatient clinics, we provide rehabilitation management services and staffing on a contract basis to hospitals, schools, nursing facilities and home health agencies.

      In our clinics and through our contractual relationships, we provide physical, occupational and speech rehabilitation programs and services. Our patients are typically diagnosed with musculoskeletal impairments that restrict their ability to perform normal activities of daily living. These impairments are often associated with accidents, sports injuries, strokes, heart attacks and other medical conditions. Our rehabilitation programs and services are designed to help these patients minimize physical and cognitive impairments and maximize functional ability. We also design services to prevent short-term disabilities from becoming chronic conditions. Our rehabilitation services are provided by our professionals including licensed physical therapists, occupational therapists, certified athletic trainers, psychiatrists, speech-language pathologists, respiratory therapists, exercise physiologists and physical rehabilitation counselors.

      Patients are generally referred or directed to our clinics by a physician, employer or health insurer who believes that a patient, employee or member can benefit from the level of therapy we provide in an outpatient setting. Outpatient rehabilitation services not only seek to improve the patients' quality of life but also have been shown to result in overall savings in healthcare costs. A study by the Health Insurance Association of America conducted in December of 1999 found that $13 in savings is generated for every dollar spent by insurers on rehabilitation services. As a result of these cost savings we believe that our services are attractive to healthcare payors who are seeking to provide the most cost-effective level of care to their members. In our outpatient rehabilitation division, approximately 92% of our net operating revenues come from rehabilitation management services and commercial payors, including healthcare insurers, managed care organizations and workers' compensation programs. The balance of our reimbursement is derived from Medicare and other government sponsored programs.

      We have grown our outpatient rehabilitation business through acquisitions and new development. Our most significant outpatient acquisition was the purchase of the Physical Rehabilitation and Occupational Health Division of NovaCare, Inc. in November of 1999 through which we added approximately 500 outpatient rehabilitation clinics.

Outpatient Strategy

Increase Market Share

      Our goal is to be a leading provider of outpatient rehabilitation services in our local markets. Having a strong market share in our local markets allows us to benefit from heightened brand awareness, economies of scale and increased leverage when negotiating payor contracts. To increase our market share, we seek to expand the services and programs we provide and generate loyalty with patients and referral sources by providing high quality care and strong customer service.

    . Expand Rehabilitation Programs and Services. We assess the healthcare needs of our markets and implement programs and services targeted to meet the demands of the local community. In designing these programs we benefit from the knowledge we gain through our national network of clinics. This knowledge is used to design programs that optimize treatment methods and measure changes in health status, clinical outcomes and patient satisfaction. Our programs and services include, among others, back care and rehabilitation; work injury management and prevention; sports rehabilitation and athletic training; and health, safety and prevention programs. Other services that vary by location include aquatic therapy, speech therapy, neurological rehabilitation and post-treatment care.

    . Provide High Quality Care and Service. We believe that by focusing on quality care and offering a high level of customer service we develop brand loyalty in our markets. This loyalty allows us to retain patients and strengthen our relationships with the physicians, employers, and health insurers in our markets who refer or direct additional patients to us. We are focused on providing a high level of service to our patients throughout their entire course of treatment. To measure satisfaction with our service we have developed surveys for both patients and physicians. Our clinics utilize the feedback from these surveys to continuously refine and improve service levels.

Optimize the Profitability of Our Payor Contracts

      Before we enter into a new contract with a commercial payor, we evaluate it with the aid of our contract management system. We assess potential profitability by evaluating past and projected patient volume, clinic capacity, and expense trends. Each contract we enter into is continually re-evaluated to determine how it is affecting our profitability. We create a retention strategy for each of the top performing contracts and a re-negotiation strategy for contracts that do not meet our defined criteria.

Improve Margins

      To improve operating margins and efficiencies, we continually revise and streamline operational processes. We evaluate our clinical staff productivity monthly against specific benchmarks to ensure efficient utilization of labor for services provided. Furthermore, following our acquisition of NovaCare, Inc.'s Physical Rehabilitation and Occupational Health Division, we have implemented initiatives to reduce overhead costs. As part of those efforts we have reduced the number of central business offices we operate from seven to five during 2000. During the next six months we expect to further consolidate operations to enhance administrative efficiencies. We have also developed a phased plan that, in the course of the next two years, will link all of our clinics together via a wide area network. This linkage will provide us with the opportunity to implement centralized scheduling, improve the timing of billing transactions and provide a base for dissemination of clinical and contractual information to all of our clinics.

Grow Through New Development and Disciplined Acquisitions

      We intend to open new clinics in our current markets where we believe that we can benefit from existing referral relationships and brand awareness to produce incremental growth. From time to time, we also intend to also evaluate acquisition opportunities that may enhance the scale of our business and expand our geographic reach. Potential acquisitions are closely evaluated and we seek to buy only those assets that are complementary to our business and that are expected to give us a strong return on our invested capital.

Maintain Strong Employee Relations

      We believe that the relationships between our employees and the referral sources in their communities are critical to our success. Our referral sources, such as physicians and healthcare case managers, send their patients to our clinics based on three factors: the quality of our care, the service we provide and their familiarity with our therapists. We seek to retain and motivate our therapists by implementing a performance-based bonus program, a defined career path with the ability to be promoted from within, timely communication on company developments, and internal training programs. We also focus on empowering our employees by giving them a high degree of autonomy in determining local market strategy. This management approach reflects the unique nature of each market we operate in and the importance of encouraging our employees to assume responsibility for their clinic's performance.

Overview of Healthcare Spending

      The U.S. Health Care Financing Administration (the name of which is being changed to the Centers for Medicare & Medicaid Services) estimated that in 1999, total U.S. healthcare expenditures grew 6.0% to approximately $1.2 trillion. From 1995 to 1999, healthcare spending grew at a compounded annual rate of 5.4%, compared to 7.3% in the first half of the decade and 11.0% in the 1980s. The decline in spending growth during the latter half of the decade has been attributed to the result of increased membership in managed care plans which negotiated discounted rates with healthcare providers.

      Growth in healthcare expenditures is expected to rebound during the current decade. According to the Health Care Financing Administration, total U.S. healthcare spending is estimated to grow 6.6% in 2001 and at an average annual rate of 6.5% from 2001 through 2008. By these estimates, healthcare expenditures will account for approximately $2.2 trillion, or 16.2% of the total U.S. gross domestic product by 2008.

      We expect future spending to be influenced by various factors including:

    . slower managed care enrollment growth and a movement towards less restrictive forms of managed care, or hybrids;

    .  increased state and federal regulation of health plans;

    .  proposed Medicare reimbursement relief for healthcare providers;

    .  continued increases in pharmaceutical expenditures; and

    .  continued technological advancement.

      Demographic considerations also affect long term growth projections for healthcare spending. According to the U.S. Census Bureau, there are approximately 35 million Americans aged 65 or older in the U.S. today, who comprise approximately 13% of the total U.S. population. By the year 2030 the number of elderly is expected to climb to 70 million, or 20% of the total population. Due to the increasing life expectancy of Americans, the number of people aged 85 years and older is also expected to increase from 4.3 million to
8.9 million by the year 2030. We believe that this increase in life expectancy will increase demand for healthcare services and, as importantly, the demand for innovative, more sophisticated means of delivering those services.

      Based on projections of future healthcare expenditures, according to the Health Care Financing Administration, payments to healthcare providers will increase by nearly $1.0 trillion in the next decade. Despite pressures from payors to reduce spending, we believe that the growth in spending will create opportunities for low cost, quality healthcare providers like us. Continued spending pressure will encourage efficiency by directing business toward lower-cost settings such as our outpatient rehabilitation clinics and specialty acute care hospitals.

Sources of Net Operating Revenues

      The following table presents the approximate percentages by source of net operating revenue received for healthcare services we provided for the periods indicated.

                                              Year ended        Three months
                                             December 31,          ended
                                           -------------------   March 31,
Net Operating Revenues by Payor Source     1998   1999   2000       2001
--------------------------------------     -----  -----  -----  ------------ ---
Commercial insurance (a)..................  37.6%  34.6%  51.2%     47.8%
Medicare..................................  37.9   48.1   35.1      35.9
Private and other (b).....................  24.5   15.7   12.4      15.3
Medicaid (c)..............................    --    1.6    1.3       1.0
                                           -----  -----  -----     -----
  Total................................... 100.0% 100.0% 100.0%    100.0%
                                           =====  =====  =====     =====

--------
(a) Includes commercial healthcare insurance carriers, health maintenance organizations, preferred provider organizations, workers' compensation and managed care programs.
(b) Includes self payors, Canadian revenues, fees from management services agreements and contract management services.
(c) In 1998, we did not separately track Medicaid payments because the amounts were immaterial.

Non-Government Sources

      A majority of our net operating revenues come from private payor sources. These sources include insurance companies, workers' compensation programs, health maintenance organizations, preferred provider organizations, other managed care companies, and employers, as well as by patients directly. Patients are generally not responsible for any difference between customary charges for our services and amounts paid by Medicare and Medicaid programs, insurance companies, workers' compensation companies, health maintenance organizations, preferred provider organizations, and other managed care companies, but are responsible for services not covered by these programs or plans, as well as for deductibles and co-insurance obligations of their coverage. The amount of these deductibles and co-insurance obligations has increased in recent years. Collection of amounts due from individuals is typically more difficult than collection of amounts due from government or business payors. To further reduce their healthcare costs, an increasing number of insurance companies, health maintenance organizations, preferred provider organizations, and other managed care companies are negotiating discounted fee structures or fixed amounts for hospital services performed, rather than paying healthcare providers the amounts billed. If an increased number of insurance companies, health maintenance organizations, preferred provider organizations, and other managed care companies succeed in negotiating discounted fee structures or fixed amounts, our results of operations may be negatively affected.

Government Sources

      Medicare is a federal program that provides medical insurance benefits to persons age 65 and over, some disabled persons, and persons with end-stage renal disease. Medicaid is a federal-state funded program, administered by the states, which provides medical benefits to individuals who are unable to afford healthcare. All of our hospitals are certified as providers of Medicare, and our outpatient rehabilitation clinics regularly receive Medicare payments for their services. Additionally, our specialty hospitals participate in two state Medicaid programs. Amounts received under the Medicare and Medicaid programs are generally less than the customary charges for the services provided. In recent years, changes made to the Medicare and Medicaid programs have further reduced payment to healthcare providers. Since an important portion of our revenues comes from patients under the Medicare program, our ability to operate our business successfully in the future will depend in large measure on our ability to adapt to changes in the Medicare program. See "--Government Regulations--Overview of U.S. and State Government Reimbursements."

Government Regulations

General

      The healthcare industry is required to comply with many laws and regulations at the federal, state and local government levels. These laws and regulations require that hospitals and outpatient rehabilitation clinics meet various requirements, including those relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, compliance with building codes and environmental protection. These laws and regulations are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. If we fail to comply with applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in the Medicare, Medicaid and other federal and state healthcare programs.

Licensure

      Facility Licensure. Our healthcare facilities are subject to state and local licensing regulations ranging from the adequacy of medical care to compliance with building codes and environmental protection laws. In order to assure continued compliance with these various regulations, governmental and other authorities periodically inspect our facilities. We believe all of our hospitals are properly licensed under appropriate state laws. We believe that all of our outpatient rehabilitation clinics in states that require licensing of such facilities are properly licensed.

      Some states still require us to get approval under certificate of need regulations when we create, acquire or expand our facilities or services. If we fail to show public need and obtain approval in these states for our facilities, we may be subject to civil or even criminal penalties, lose our facility license or become ineligible for reimbursement if we proceed with our creation or acquisition of the new facility or service.

      Professional Licensure and Corporate Practice. Healthcare professionals at our hospitals and outpatient rehabilitation clinics are required to be individually licensed or certified under applicable state law. We take steps to ensure that our employees and agents possess all necessary licenses and certifications, and we believe that our employees and agents, including rehabilitation agency therapists, comply with all applicable state laws.

      In some states, business corporations such as ours are restricted from practicing therapy through the direct employment of therapists. In those states, in order to comply with the restrictions imposed, we either contract to obtain therapy services from an entity permitted to employ therapists, or we manage the physical therapy practice owned by licensed therapists through which the therapy services are provided.

      Certification. In order to participate in the Medicare program and receive Medicare reimbursement, each facility must comply with the applicable regulations of the United States Department of Health and Human Services relating to, among other things, the type of facility, its equipment, its personnel and its standards of medical care, as well as compliance with all applicable state and local laws and regulations. All of our 56 hospitals participate in the Medicare program. In addition, we provide the majority of our outpatient rehabilitation services through clinics certified by Medicare as rehabilitation agencies or "rehab agencies."

      Accreditation. Our hospitals receive accreditation from the Joint Commission on Accreditation of Healthcare Organizations, a nationwide commission which establishes standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of hospitals. Generally, our hospitals have to be in operation for at least six months before they are eligible for accreditation. As of March 31, 2001, all but seven of our most recently opened hospitals had been accredited by the Joint Commission on Accreditation of Healthcare Organizations.

Overview of U.S. and State Government Reimbursements

      Medicare. The Medicare program reimburses healthcare providers for services furnished to Medicare beneficiaries, which are generally persons age 65 and older, those who are chronically disabled, and those suffering from end stage renal disease. The program is governed by the Social Security Act of 1965 and is administered primarily by the Department of Health and Human Services and the Health Care Financing Administration, the name of which is being changed to the Centers for Medicare & Medicaid Services and will be known as "CMS." For the three months ended March 31, 2001, we received approximately 35% of our revenue from Medicare.

      Long Term Acute Care Hospital Medicare Reimbursement. Our long-term acute care hospitals receive cost reimbursement, subject to a maximum cap. In contrast, Medicare inpatient costs for short-term acute care hospitals are reimbursed based upon a fixed payment amount per discharge using diagnosis related groups, commonly referred to as DRGs. The DRG payment under a prospective payment system is based upon the national average cost of treating a Medicare patient's condition. Although the average length of stay varies for each DRG, the average stay for all Medicare patients subject to prospective payment system is approximately six days. Thus, a prospective payment system creates an economic incentive for general short-term acute care hospitals to discharge medically complex Medicare patients as soon as clinically possible. We believe that the incentive for short-term acute care hospitals to discharge medically complex patients as soon as clinically possible creates a substantial referral source for our long term acute care hospitals.

      Prior to qualifying as an exempt long-term acute care hospital, a new long-term acute care hospital initially receives payment under the acute care DRG-based reimbursement system. The long-term acute care hospital must continue to be paid DRGs for a minimum of six months while meeting certain Medicare long-term acute care hospital requirements, the most significant requirement being an average length of stay of more than 25 days. A "hospital within a hospital" facility must also establish itself as a hospital separate from its host by, among other things, obtaining separate licensure and certification, and limiting the services it purchases directly from its host to 15% of its total operating costs, or limiting the number of patient admissions from its host to 25% of total admissions.

      Once the hospital qualifies for exempt status, long-term acute care hospitals currently are paid on the basis of Medicare reasonable costs per case subject to limits. Under cost-based reimbursement, costs accepted for reimbursement depend on a number of factors, including necessity, reasonableness, related-party principles and relatedness to patient care. Qualifying costs under Medicare's cost-reimbursement system typically include all operating costs and also capital costs that include interest expense, depreciation, amortization, and rental expense. Non-qualifying costs include marketing costs.

      The cost reimbursement received by a long-term acute care hospital is subject to per-discharge payment limits. During a long-term acute care hospital's initial operations, Medicare payment is capped at the average national target rate established by the Tax Equity and Fiscal Responsibility Act of 1982, commonly known as TEFRA. After the second year of operations, payment is subject to a target amount based on the lesser of the hospital's cost-per-discharge or the national ceiling in the applicable base year. Legislation enacted in December 2000, the "Medicare, Medicaid, and SCHIP Benefits Improvement and Protection Act of 2000," increases the target amount by 25 percent and the national ceiling by 2 percent for cost reporting periods beginning after October 1, 2000.

      Congress has required the Secretary of the Department Health and Human Services to submit to Congress by October 1, 1999 a proposal to establish a prospective payment system for long-term acute care hospitals. This requirement was later extended until October 1, 2001. Current law provides that a prospective payment system is to be effective for cost reporting periods beginning on or after October 1, 2002. When developing the prospective payment system, the December 2000 legislation requires the Secretary to examine the feasibility and impact of basing payment on the existing (or refined) short term acute hospital DRGs and the most recently available hospital discharge data. The Secretary is required to implement a prospective payment system using the existing short term acute hospital DRGs that have been modified where feasible, unless a different prospective payment system is implemented by October 1, 2002.

      Outpatient Rehabilitation Services Medicare Reimbursement. We provide the majority of our outpatient rehabilitation services in our rehabilitation clinics. Through our contract services agreements, we also provide outpatient rehabilitation services in the following settings:

    .  schools;

    .  physician-directed clinics;

    .  hospitals; and

    .  skilled nursing facilities.

Essentially, all of our outpatient rehabilitation services are provided in rehabilitation agencies and are not provided through rehabilitation hospitals.

      Prior to January 1, 1999, outpatient physical therapy, occupational therapy, and speech-language pathology services, which we refer to as outpatient therapy services, were reimbursed on the basis of the lower of 90% of reasonable costs or actual charges. Beginning January 1, 1999, outpatient rehabilitation services were reimbursed on a fee schedule, subject to annual limits. These outpatient rehabilitation providers receive a fixed fee for each procedure performed, which is adjusted by the geographical area in which the facility is located. Beginning on January 1, 1999, the following annual limits per Medicare beneficiary were to have become effective:

    . $1,500 for outpatient rehabilitation services (including speech-language pathology services), and

    .  $1,500 for outpatient occupational health services.

      In November 1999, the Balanced Budget Refinement Act provided some relief to providers by unbundling speech-language pathology services from other outpatient rehabilitation services. The following lists the new annual limits by services offered:

    .  $1,500 for outpatient physical therapy services,

    .  $1,500 for speech-language pathology services, and

    .  $1,500 for outpatient occupational health services.

A moratorium has since been placed on these limits for the years 2000 through 2002 pending a review by the Secretary of the Department of Health and Human Services of the clinical needs of these patients and the appropriate level of limitations.

      The Secretary of the U.S. Department of Health and Human Services is required to report the results of this review to Congress, together with any relevant legislative recommendations, potentially including revised coverage policies as an alternative to the therapy caps. The Secretary is also required to study therapy utilization patterns and report the findings to Congress. The December 2000 legislation also requires the Secretary to study the implications of eliminating the "in the room" supervision requirement for Medicare payment for physical therapy assistants who are supervised by physical therapists and the implications of this requirement on the physical therapy cap.

      Historically, outpatient rehabilitation services have been subject to scrutiny by the Medicare program for, among other things, medical necessity for services, appropriate documentation for services, billing for group therapy, and Medicare billing practices by skilled nursing facilities. In addition, payment for rehabilitation services furnished to patients of skilled nursing facilities has been affected by the establishment of a Medicare prospective payment system and consolidated billing requirement for skilled nursing facilities.

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

The resulting pressure on skilled nursing facilities to reduce their costs by negotiating lower payments to therapy providers, such as our contract therapy services, and the inability of the therapy providers to bill the Medicare program directly for their services have tended to reduce the amounts that rehabilitation providers can receive for services furnished to many skilled nursing facility residents.

      Long Term Acute Care Hospital Medicaid Reimbursement. The Medicaid program is designed to provide medical assistance to individuals unable to afford care. The program is governed by the Social Security Act of 1965 and administered and funded jointly by each individual state government and the Health Care Financing Administration. Most state Medicaid payments are made under a prospective payment system or under programs that negotiate payment levels with individual hospitals. In addition, Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy by the state agencies and certain government funding limitations, all of which may materially increase or decrease the level of program payments to our hospitals. Medicaid payments accounted for about 1.7% of our net operating revenues for the three months ended March 31, 2001.

      Workers' Compensation. Workers' compensation programs accounted for approximately 18.6% of our revenue from outpatient rehabilitation services for the three months ended March 31, 2001. Workers' compensation is a state-mandated, comprehensive insurance program that requires employers to fund or insure medical expenses, lost wages and other costs resulting from work-related injuries and illnesses. Workers' compensation benefits and arrangements vary on a state-by-state basis and are often highly complex. In some states, payment for services covered by workers' compensation programs are subject to cost containment features, such as requirements that all workers' compensation injuries be treated through a managed care program, or the imposition of payment caps. In addition, these workers' compensation programs may impose requirements that affect the operations of our outpatient rehabilitation services.

Canadian Reimbursement

      In 1996, approximately 70% of all funding for the Canadian healthcare system was derived from public sources, according to Health Canada. The Canada Health Act governs the Canadian healthcare system, and provides for federal funding to be transferred to provincial health systems. Our Canadian outpatient rehabilitation clinics receive funding primarily through workers' compensation benefits, which are administered by provincial workers' compensation boards. The workers' compensation boards assess employers' fees based on their industry and past claims history. These fees are then distributed independently by each provincial workers' compensation board as payments for healthcare services. Therefore, the payments each of our rehabilitation clinics receive for similar services can vary substantially because of the different payment regulations in each province. For the three months ended March 31, 2001, we derived about 4.2% of our total net operating revenues from our operations in Canada.

Other Healthcare Regulations

      Fraud and Abuse Enforcement. Various federal laws prohibit the submission of false or fraudulent claims, including claims to obtain payment under Medicare, Medicaid and other government healthcare programs. Penalties for violation of these laws include civil and criminal fines, imprisonment and exclusion from participation in federal and state healthcare programs. In recent years, federal and state government agencies have increased the level of enforcement resources and activities targeted at the healthcare industry. In addition, the federal False Claims Act allows an individual to bring lawsuits on behalf of the government, in what are known as qui tam or "whistleblower" actions, alleging false or fraudulent Medicare or Medicaid claims or other violations of the statute. The use of these private enforcement actions against healthcare providers has increased dramatically in the recent past, in part because the individual filing the initial complaint is entitled to share in a portion of any settlement or judgment.

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

      From time to time, various federal and state agencies, such as the Department of Health and Human Services, issue a variety of pronouncements, including fraud alerts, the Office of Inspector General's Annual Work Plan and other reports, identifying practices that may be subject to heightened scrutiny. These pronouncements can identify issues relating to long-term acute care hospitals or outpatient rehabilitation services or providers. For example, the Office of Inspector General's 2001 Work Plan describes the government's intention to study providers' use of the "hospital within a hospital" model for furnishing long term acute care hospital services and the effectiveness of Health Care Financing Administration's payment safeguards relating to such services. We monitor these issuances to ensure that our resources are focused on compliance with areas targeted for enforcement.

      We endeavor to conduct our operations in compliance with applicable laws, including healthcare fraud and abuse laws. If we identify any practices as being potentially contrary to applicable law, we will take appropriate action to address the matter, including, where appropriate, disclosure to the proper authorities.

      Remuneration, Fraud and Anti-dumping Measures. The federal "anti-kickback" statute prohibits some business practices and relationships under Medicare, Medicaid and other federal healthcare programs. These practices include the payment, receipt, offer or solicitation of money in connection with the referral of patients covered by a federal or state healthcare program. Violations of the anti-kickback law may be punished by a criminal fine of up to $50,000 or imprisonment for each violation, civil monetary penalties of $50,000 and damages of up to three times the total amount of remuneration, and exclusion from participation in federal or state health care programs.

      Section 1877 of the Social Security Act, commonly known as the "Stark Law," was amended in 1995 to prohibit referrals for designated health services by physicians under the Medicare and Medicaid programs to other healthcare providers in which the physicians have an ownership or compensation arrangement unless an exception applies. Sanctions for violating the Stark Law include civil monetary penalties of up to $15,000 per prohibited service provided, assessments equal to twice the dollar value of each such service provided and exclusion from the Medicare and Medicaid programs. The statute also provides a penalty of up to $100,000 for a circumvention scheme. In addition, many states have adopted or may adopt similar anti-kickback or anti-self-referral statutes. Some of these statutes prohibit the payment or receipt of remuneration for the referral of patients, regardless of the source of the payment for the care.

      Medicare-participating hospitals are also subject to the Emergency Medical Treatment and Active Labor Act, an "anti-dumping" statute commonly referred to as EMTALA. If a patient with an emergency condition enters a hospital with an emergency department, this federal law requires the hospital to stabilize a patient suffering from this emergency condition or make an appropriate transfer of the patient to a facility that can handle the condition. There are severe penalties under EMTALA if a hospital refuses to screen or appropriately stabilize or transfer a patient or if the hospital delays appropriate treatment in order to first inquire about the patient's ability to pay. Although none of our hospitals operate emergency departments, the government has interpreted EMTALA broadly to cover situations in which any type of hospital inpatient is transferred in an unstable condition.

      Provider-based Status. The designation "provider-based" refers to circumstances in which a subordinate facility (e.g., a separately-certified Medicare provider, a department of a provider or a satellite facility) is treated as part of a provider for Medicare payment purposes. In these cases, the services of the subordinate facility are included on the "main" provider's cost report and overhead costs of the main provider can be allocated to the subordinate facility, to the extent that they are shared. We operate five long term acute care hospitals that are treated as provider-based satellites of certain of our other facilities and we provide rehabilitation management and staffing services to hospital rehabilitation departments that may be treated as provider-based. On April 7, 2000, the Health Care Financing Administration finalized new regulatory standards for determinations that a facility or service has provider-based status. As a result of the December 2000 legislation, however, subordinate facilities that were treated as provider-based prior to October 1, 2000 will not

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

have to comply with the new standards until October 1, 2002. Subordinate facilities that are established after October 1, 2000 will be required to satisfy the new standards for cost reporting periods beginning on or after January 10, 2001. The December 2000 legislation also moderated the geographic proximity requirement for provider-based status under the new standards, thereby removing an obstacle to provider-based status for certain subordinate facilities, and many long term acute care hospital satellites, in particular.

      Health Information Practices. In addition to broadening the scope of the fraud and abuse laws, the Health Insurance Portability and Accountability Act also mandates, among other things, the adoption of standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the healthcare industry. Among the standards that the Department of Health and Human Services will adopt pursuant to the Health Insurance Portability and Accountability Act are standards for the following:

    .  electronic transactions and code sets;

    . unique identifiers for providers, employers, health plans and individuals;

    .  security and electronic signatures;

    .  privacy; and

    .  enforcement.

      Although the Health Insurance Portability and Accountability Act was intended ultimately to reduce administrative expenses and burdens faced within the healthcare industry, we believe the law will initially bring about significant and, in some cases, costly changes. The Department of Health and Human Services has finalized two rules to date mandating the use of new standards with respect to certain healthcare transactions and health information. The first rule requires the use of uniform standards for common healthcare transactions, including healthcare claims information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits, and it establishes standards for the use of electronic signatures.

      Second, the Department of Health and Human Services has finalized new standards relating to the privacy of individually identifiably health information. These standards not only require our compliance with rules governing the use and disclosure of protected health information, but they also require us to impose those rules, by contract, on any business associate to whom such information is disclosed. Rules governing the security of health information have been proposed but have not yet been issued in final form.

      The Department of Health and Human Services finalized the new transaction standards on August 17, 2000, and we will be required to comply with them by October 16, 2002. The privacy standards under the Health Insurance Portability and Accountability Act were issued on December 28, 2000, and became effective on April 14, 2001. We will be required to comply with them by April 14, 2003. Once the security regulations are issued in final form, we will have approximately two years to be fully compliant. Sanctions for failing to comply with the Health Insurance Portability and Accountability Act include criminal penalties and civil sanctions.

      We are evaluating the effect of the Health Insurance Portability and Accountability Act and have recently developed a task force to address the Health Insurance Portability and Accountability Act regulations as they have been adopted to date and as additional standards are adopted in the coming months. At this time, we anticipate that we will be able to fully comply with those Health Insurance Portability and Accountability Act requirements that have been adopted. However, we cannot at this time estimate the cost of such compliance, nor can we estimate the cost of compliance with standards that have not yet been finalized by the Department of Health and Human Services. Although the new and proposed health information standards are likely to have a significant effect on the manner in which we handle health data and communicate with payors, based on our current knowledge, we believe that the cost of our compliance will not have a material adverse effect on our business, financial condition or results of operations.

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

Employees

      As of March 31, 2001 we employed approximately 14,300 people throughout the United States and Canada. A total of approximately 8,800 of our employees are full-time and the remaining approximately 5,500 are part-time employees. Outpatient, contract therapy and physical rehabilitation and occupational health employees totaled approximately 7,800 and inpatient employees totaled approximately 6,100.

Legal Proceedings

      On June 9, 1998, a complaint was filed naming our subsidiary, American Transitional Hospitals, Inc., and its former parent, Beverly Enterprises, Inc., as defendants. This qui tam action seeks triple damages and penalties under the False Claims Act against American Transitional Hospitals. The Department of Justice did not intervene in this action. It is alleged in the complaint that prior to the acquisition, American Transitional Hospitals fraudulently billed Medicare for services that were not rendered and supplies and medications that were not needed. Beverly Enterprises has agreed to indemnify us against all losses that result from this litigation up to a cap of $62.8 million, other than for lost profits or consequential damages. Beverly Enterprises is undertaking the legal defense in this case.

      On August 10, 1998 a complaint was filed that named NovaCare, Inc. (now known as NAHC, Inc.), other named defendants and 100 defendants who were to be named at a later time. This qui tam action seeks triple damages and penalties under the False Claims Act against NAHC. The Department of Justice did not intervene in this action. The allegations involve, among other things the distinction between individual and group billing in physical rehabilitation clinics that we acquired from NovaCare. On February 1, 2000 the unnamed defendants were dismissed with prejudice, however the relator plaintiff has recently made a motion to name us and some of the subsidiaries we acquired in the NovaCare acquisition as defendants in this case. NAHC has agreed to fully indemnify us for any losses which could result from this case. NAHC has sold all of its operating entities. Based on our review of the complaint, we do not believe that this lawsuit is meritorious, and if we or any of the NovaCare companies we acquired are named as a defendant, we intend to vigorously defend against this action. However, because of the uncertain nature of the litigation, we cannot predict the outcome of this matter.

      In addition, as part of our business, we are subject to legal actions alleging liability on our part. To cover claims arising out of the operations of our hospitals and outpatient rehabilitation facilities, we generally maintain professional malpractice liability insurance and general liability insurance in amounts and with deductibles that we believe to be sufficient for our operations. We also maintain umbrella liability coverage covering claims which, due to their nature or amount, are not covered by our insurance policies. We cannot assure you that professional liability insurance will cover all claims against us or continue to be available at reasonable costs for us to maintain adequate levels of insurance. These insurance policies also do not cover punitive damages. See "Risk Factors--Risks Relating to our Business-- Significant legal actions could subject us to substantial uninsured liabilities."

Competition

      We compete primarily on the basis of pricing and quality of the patient services we provide. Our specialty acute care hospitals face competition principally from general acute care hospitals in the communities in which we operate. General acute care hospitals often have the capability to provide the same services we provide. Our hospitals also face competition from large national operators of similar facilities, such as Kindred Healthcare, Inc.

      Our outpatient rehabilitation clinics face competition principally from locally owned and managed outpatient rehabilitation clinics in the communities they serve. Many of these clinics have longer operating histories and greater name recognition in these communities than our clinics, and they may have stronger relations with physicians in these communities on whom we rely for patient referrals. In addition, HealthSouth Corporation, which operates more outpatient rehabilitation clinics in the United States than we do, competes with us in many of our markets.

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Compliance Program

Our Compliance Program

      In late 1998, we voluntarily adopted our code of conduct, which is the basis for our company-wide compliance program. Our written code of conduct provides guidelines for principles and regulatory rules that are applicable to our patient care and business activities. These guidelines are implemented by a compliance officer, a director of compliance who assists the compliance officer, a compliance committee and sub-committees, and employee education and training. We also have established a reporting system, auditing and monitoring programs, and a disciplinary system as a means for enforcing the code's policies.

Operating Our Compliance Program

      We focus on integrating compliance responsibilities with operational functions. We recognize that our compliance with applicable laws and regulations depends upon individual employee actions as well as company operations. We therefore have adopted an operations team approach to compliance, and we utilize corporate experts for the program design efforts of our compliance committee. We use facility leaders in our compliance sub-committees for employee-level implementation of our code of conduct. This approach is intended to enforce our company-wide commitment to operate in accordance with the laws and regulations that govern our business.

Compliance Committee

      Our compliance committee is made up of members of our senior management and in-house counsel. The compliance committee meets on a quarterly basis and reviews the activities, reports and operation of our compliance program. In addition, the compliance sub-committees meet on a regular basis and review compliance for each of our business divisions.

Compliance Issue Reporting

      In order to facilitate our employees' ability to report known, suspected or potential violations of our code of conduct, we have developed a system of anonymous reporting. This anonymous reporting may be accomplished through our toll-free compliance hotline or our compliance post office box. The compliance officer and the compliance committee are responsible for reviewing and investigating each compliance incident in accordance with the compliance department's investigation policy.

Compliance Monitoring and Auditing/Comprehensive Training and Education

      Monitoring reports and the results of compliance for each of our business divisions are reported to the compliance committee on a quarterly basis. We train and educate our employees regarding the code of conduct, as well as the legal and regulatory requirements relevant to each employee's work environment. New and current employees are required to sign a compliance certification form certifying that the employee has read, understood, and has agreed to abide by the code of conduct.

Policies and Procedures Reflecting Compliance Focus Areas

      We review our current policies and procedures for our compliance program, and we intend to continue to review them on an annual basis in order to improve operations and to ensure compliance with requirements of standards, laws and regulations and to reflect the on-going compliance focus areas which have been identified by the compliance committee.

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

Facilities

      We currently lease most of our facilities, including clinics, offices, long term acute care hospitals and the corporate headquarters. We lease all of our clinics and related offices, which, as of March 31, 2001, included approximately 675 outpatient rehabilitation clinics throughout the United States and Canada. The outpatient rehabilitation clinics generally have a five-year lease term with two three-year renewals.

      We also lease all of our hospital facilities except for one 176,000 square foot facility located in Houston, Texas. As of March 31, 2001, we had 54 hospital within a hospital leases and one freestanding building lease.

      We generally seek a five-year lease for our hospitals, with an additional five-year renewal at our option. We lease our corporate headquarters, which is approximately 63,214 square feet, located in Mechanicsburg, Pennsylvania. We lease several other administrative spaces related to administrative and operational support functions. As of March 31, 2001, this was comprised of 13 locations throughout the U.S. with approximately 106,000 square feet in total.

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                               THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      We issued and sold the old notes to the initial purchasers on June 11, 2001. The initial purchasers subsequently sold the old notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Because the old notes are subject to transfer restrictions, we, the subsidiary guarantors and the initial purchasers entered into an Exchange and Registration Rights Agreement dated June 11, 2001 under which we agreed:

    . on or before August 25, 2001, to prepare and file with the Securities and Exchange Commission the registration statement of which this prospectus is a part;

    . to use our best efforts to cause the registration statement to become effective under the Securities Act on or before November 18, 2001, and to consummate the exchange offer on or before December 8, 2001;

    . upon the effectiveness of the registration statement, to offer the new notes in exchange for surrender of the old notes; and

    . to keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes.

The registration statement is intended to satisfy in part our obligations relating to the old notes under the registration rights agreement.

      Under existing interpretations of the Securities and Exchange Commission, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents that:

    .  it is acquiring the new notes in the ordinary course of its business;

    . it has no arrangement or understanding with any person to participate in the distribution of the new notes; and

    . it is not our affiliate, as that term is interpreted by the Securities and Exchange Commission.

However, broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement regarding resales of the new notes. The Securities and Exchange Commission has taken the position that broker-dealers receiving new notes in the exchange offer may fulfill their prospectus delivery requirements relating to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus. Under the Exchange and Registration Rights Agreement, we are required to allow broker-dealers receiving new notes in the exchange offer and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of the new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."

Terms of The Exchange Offer; Period For Tendering Old Notes

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer), we will accept for exchange old notes which are properly tendered on or prior to the expiration date of the exchange offer and not withdrawn as permitted below. The expiration date of the exchange offer shall be 5:00 p.m., New York City time, on August 13, 2001, unless extended by us, in our sole discretion.

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

      As of the date of this prospectus, $175.0 million aggregate principal amount of the old notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about July 12, 2001 to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to conditions as set forth under "--Conditions to the Exchange Offer" below.

      We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for any exchange of any old notes, by giving notice of the extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

      We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under "--Conditions to the Exchange Offer." We will give notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable, the notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

      Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer.

Procedures for Tendering Old Notes

      The tender to us of old notes by a holder of old notes as set forth below and the acceptance of the tender by us will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, a holder who wishes to tender old notes for exchange under the exchange offer must transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to State Street Bank and Trust Company, N.A. at the address set forth below under "--Exchange Agent" on or prior to the expiration date of the exchange offer. In addition, the exchange agent must receive:

    . certificates for the old notes along with the letter of transmittal, or

    . prior to the expiration date of the exchange offer, a timely confirmation of a book-entry transfer of the old notes into the exchange agent's account at The Depository Trust Company in accordance with the procedure for book-entry transfer described below, or

    . the holder must comply with the guaranteed delivery procedure described below.

      The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or old notes to us.

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

    . by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instruction" or "Special Delivery Instruction" on the letter of transmittal; or

    . for the account of a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

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

      In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States. If old notes are registered in the name of a person other than a signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the signature on the old notes or the written instrument or instruments of transfer or exchange guaranteed by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

      Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and who wishes to tender, should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, the owner must, prior to completing and executing the letter of transmittal and delivering the owner's old notes, either (1) make appropriate arrangements to register ownership of the old notes in the owner's name or (2) obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

      All questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange will be determined by us in our sole discretion. This determination shall be final and binding. We reserve the absolute right to reject any and all tenders of any old notes not properly tendered or to not accept any old notes which acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date of the exchange offer (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). The interpretation of the terms and conditions of the exchange offer as to any old notes either before or after the expiration date of the exchange offer (including the letter of transmittal and the instructions to the letter of transmittal) by us shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity regarding any tender of old notes for exchange, nor shall any of them incur any liability for failure to give notification.

      If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

      By tendering, each holder of old notes will represent to us in writing that, among other things:

    . the new notes acquired in the exchange offer are being obtained in the ordinary course of business of the holder and any beneficial holder;

    . neither the holder nor any beneficial holder has an arrangement or understanding with any person to participate in the distribution of the new notes; and

    . neither the holder nor any other person is an "affiliate," as defined under Rule 405 of the Securities Act, of our company. If the holder is not a broker-dealer, the holder must represent that it is not engaged in nor does it intend to engage in distribution of the new notes.

      If any holder or any other person is an "affiliate," as defined under Rule 405 of the Securities Act, of ours, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the new notes to be acquired in the exchange offer, the holder or any other person must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

      If the holder is a broker-dealer, the holder must represent that it will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."

Acceptance of Old Notes For Exchange; Delivery Of New Notes

      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date of the exchange offer, all old notes properly tendered, and will issue the new notes promptly after acceptance of the old notes. See "--Conditions to the Exchange Offer" below. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral and written notice to the exchange agent.

      The new notes will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes, from June 11, 2001. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from June 11, 2001. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer and will be deemed to have waived their rights to receive accrued interest on the old notes.

      In all cases, issuance of new notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of (1) certificates for the old notes or a timely confirmation of a book-entry transfer of the old notes into the exchange agent's account at The Depository Trust Company, (2) a properly completed and duly executed letter of transmittal and (3) all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company according to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to an account maintained with the Depository Trust Company) as promptly as practicable after the expiration of the exchange offer.

Book-Entry Transfer

      Any financial institution that is a participant in The Depository Trust Company's systems may make book-entry delivery of old notes by causing The Depository Trust Company to transfer the old notes into the exchange agent's account at The Depository Trust Company in accordance with The Depository Trust Company's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at The Depository Trust Company, the letter of transmittal or facsimile of the letter of transmittal with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth below under "--Exchange Agent" on or prior to the expiration date of the exchange offer, unless the holder has strictly complied with the guaranteed delivery procedures described below.

      We understand that the exchange agent has confirmed with The Depository Trust Company that any financial institution that is a participant in The Depository Trust Company's system may utilize The Depository Trust Company's Automated Tender Offer Program to tender old notes. We further understand that the exchange agent will request, within two business days after the date the exchange offer commences, that The Depository Trust Company establish an account for the old notes for the purpose of facilitating the exchange offer, and any participant may make book-entry delivery of old notes by causing The Depository Trust Company to transfer the old notes into the exchange agent's account in accordance with The Depository Trust Company's Automated Tender Offer Program procedures for transfer. However, the exchange of the old notes so tendered will only be made after timely confirmation of the book-entry transfer and timely receipt by the exchange agent of, in addition to any other documents required, an appropriate letter of transmittal with any required signature guarantee and an agent's message, which is a message, transmitted by The Depository Trust Company and received by the exchange agent and forming part of a confirmation of a book-entry transfer, which states that The Depository Trust Company has received an express acknowledgment from a participant tendering old notes which are the subject of the confirmation of a book-entry transfer and that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against that participant.

Guaranteed Delivery Procedures

      If a registered holder of the old notes desires to tender the old notes and the old notes are not immediately available, or time will not permit the holder's old notes or other required documents to reach the exchange agent before the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may nonetheless be effected if:

    . the tender is made through a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

    . prior to the expiration date of the exchange offer, the exchange agent received from the firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or commercial bank or trust company having an office or correspondent in the United States a properly completed and duly executed letter of transmittal (or a facsimile of the letter of transmittal) and Notice of Guaranteed Delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of old notes and the amount of old notes tendered, stating that the tender is being made and guaranteeing that within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a confirmation of a book-entry transfer, as the case may be, and any other documents required by the letter of transmittal will be deposited by the firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or commercial bank or trust company having an office or correspondent in the United States with the exchange agent; and

    . the certificates for all physically tendered old notes, in proper form for transfer, or a confirmation of a book-entry transfer, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

      Tenders of old notes may be withdrawn at any time prior to the expiration date of the exchange offer. For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth below under "--Exchange Agent." Any notice of withdrawal must:

    . specify the name of the person having tendered the old notes to be withdrawn;

    . identify the old notes to be withdrawn (including the principal amount of the old notes); and

    . where certificates for old notes have been transmitted specify the name in which the old notes are registered, if different from that of the withdrawing holder.

      If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States unless the holder is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

      If old notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility. All questions as to the validity, form and eligibility (including time of receipt) of the notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder (or in the case of old notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company according to the book-entry transfer procedures described above, the old notes will be credited to an account maintained with The Depository Trust Company for the old notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "--Procedures for Tendering Old Notes" above at any time on or prior to the expiration date of the exchange offer.

Conditions To The Exchange Offer

      Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of the old notes for exchange or the exchange of new notes for the old notes, we determine that:

    . the exchange offer does not comply with any applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission;

    .  we have not received all applicable governmental approvals; or

    . any actions or proceedings of any governmental agency or court exist which could materially impair our ability to consummate the exchange offer.

      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of that right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

      In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. In any event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

      State Street Bank and Trust Company has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notices of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

                                            By Hand before 4:30 p.m.
                                      State Street Bank and Trust Company
              By Mail:                       2 Avenue De Lafayette
State Street Bank and Trust Company                5th Floor
       2 Avenue De Lafayette            Boston, Massachusetts 02111-1724
             5th Floor
  Boston, Massachusetts 02111-1724        Attention: Mackenzie Elijah

    Attention: Mackenzie Elijah                  By Facsimile:
                                                 (617) 662-1452
  By Overnight Courier and on the
          Expiration Date                    Confirm by Telephone:
   only by Hand after 4:30 p.m.:                 (617) 662-1525
State Street Bank and Trust Company
       2 Avenue De Lafayette
             5th Floor
  Boston, Massachusetts 02111-1724

    Attention: Mackenzie Elijah

      Delivery other than as set forth above will not constitute a valid delivery.

Fees and Expenses

      We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

      The expenses to be incurred in connection with the exchange offer will be paid by us. These expenses include fees and expenses of the exchange agent and trustee under the indenture governing the notes, accounting and legal fees and printing costs, among others.

Accounting Treatment

      The new notes will be recorded at the same carrying amount as the old notes, which is the principal amount as reflected in our accounting records on the date of the exchange and, accordingly, no gain or loss will be recognized. The debt issuance costs will be capitalized and amortized to interest expense over the term of the new notes.

Transfer Taxes

      Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Consequences Of Failure To Exchange; Resales Of New Notes

      Holders of old notes who do not exchange their old notes for new notes in the exchange offer will continue to be subject to the restrictions on transfer of the old notes as set forth in the legend on the old notes as a consequence of the issuance of the old notes in accordance with exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. Old notes not exchanged in accordance with the exchange offer will continue to accrue interest at 9 1/2% per annum and will otherwise remain outstanding in accordance with their terms. Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer. In general, the old notes may not be offered or sold unless registered under the Securities Act, except in accordance with an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act. However, (1) if because of any change in law or in applicable interpretations by the staff of the Securities and Exchange Commission, we are not permitted to effect the exchange offer, (2) if the exchange offer is not consummated by December 8, 2001, (3) if any initial purchaser so requests that the old notes not eligible be exchanged for new notes in the exchange offer and held by it following consummation of the exchange offer or (4) if any holder of old notes (other than a broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making or other trading activities) is not eligible to participate in the exchange offer or, in the case of any holder of old notes (other than a broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making or other trading activities) that participates in the exchange offer, does not receive new notes in exchange for old notes that may be sold without restriction under state and federal securities laws, we are obligated to file a shelf registration statement on the appropriate form under the Securities Act relating to the old notes held by such persons.

      Based on interpretive letters issued by the staff of the Securities and Exchange Commission to third parties in unrelated transactions, we are of the view that new notes issued in accordance with the exchange offer may be offered for resale, resold or otherwise transferred by the holders (other than (1) any holder which is an "affiliate" of us within the meaning of Rule 405 under the Securities Act or (2) any broker-dealer that purchases notes from us to resell in accordance with Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of the holders' business and the holders have no arrangement or understanding with any person to participate in the distribution of the new notes. If any holder has any arrangement or understanding regarding the distribution of the new notes to be acquired in accordance with the exchange offer, the holder (1) could not rely on the applicable interpretations of the staff of the Securities and Exchange Commission and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution." We have not requested the staff of the Securities and Exchange Commission to consider the exchange offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above if we were to make a no-action request.

      In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdictions or an exemption from registration or qualification is available and is complied with. We have agreed, under the Exchange and Registration Rights Agreement and subject to specified limitations therein, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions in the United States as any selling holder of the notes reasonably requests in writing.

                                   MANAGEMENT

Directors and Executive Officers

      Our directors and executive officers, their ages and their positions are as follows:

 Name                                 Age Position
 ----                                 --- --------
 Rocco A. Ortenzio...................  68 Chairman and Chief Executive Officer
                                          Director, President and Chief
 Robert A. Ortenzio..................  44 Operating Officer
 Russell L. Carson...................  57 Director
 Bryan C. Cressey....................  51 Director
 James E. Dalton, Jr. ...............  58 Director
 Donald J. Edwards...................  35 Director
 Meyer Feldberg......................  59 Director
 Leopold Swergold....................  61 Director
                                          Director and Executive Vice
 LeRoy S. Zimmerman..................  66 President, Public Policy
                                          Executive Vice President of
 Patricia A. Rice....................  54 Operations
                                          Senior Vice President and Chief
 David W. Cross......................  54 Development Officer
                                          Senior Vice President, Human
 S. Frank Fritsch....................  49 Resources
                                          Senior Vice President and Chief
 Martin F. Jackson...................  47 Financial Officer
                                          Senior Vice President, General
 Michael E. Tarvin...................  41 Counsel and Secretary
                                          President, NovaCare Rehabilitation
 Edward R. Miersch...................  44 Division
                                          Vice President, Controller and Chief
 Scott A. Romberger..................  41 Accounting Officer

      Rocco A. Ortenzio co-founded our company and has served as Chairman and Chief Executive Officer since February 1997. In 1986, he co-founded Continental Medical Systems, Inc., a provider of comprehensive medical rehabilitation services, and served as its Chairman and Chief Executive Officer until July 1995, when it merged with Horizon Healthcare Corporation. In 1979, Mr. Ortenzio founded Rehab Hospital Services Corporation, a hospital chain acquired by National Medical Enterprises, Inc. (now called Tenet Healthcare Corporation) in January 1985, and served as its Chairman and Chief Executive Officer until June 1986. In 1969, Mr. Ortenzio founded Rehab Corporation and served as its Chairman and Chief Executive Officer until 1974, when it merged with American Sterilizer Company. From 1996 to 1999, he served on the Board of Governors of the Pennsylvania State System of Higher Education. Mr. Ortenzio serves as a fund advisor to HLM Partners, Inc., a venture capital firm located in Boston, Massachusetts, and Dauphin Capital Partners, a venture capital fund located in Locust Valley, New York. Mr. Ortenzio is the father of Robert A. Ortenzio, our President and Chief Operating Officer.

      Robert A. Ortenzio co-founded our company and has served as a director and President and Chief Operating Officer since February 1997. He was an Executive Vice President and a director of Horizon/CMS Healthcare Corporation from July 1995 until July 1996. Mr. Ortenzio co-founded Continental Medical Systems, Inc. and served as its President and Chief Executive Officer from May 1989 and July 1995, respectively, until August 1996. Prior to that time, he served as Chief Operating Officer of Continental Medical Systems, Inc. from April 1988 to July 1995. Mr. Ortenzio joined Continental Medical Systems, Inc. as a Senior Vice President in February 1986. Before then, he was a Vice President of Rehab Hospital Services Corporation. Mr. Ortenzio serves as a director of U.S. Oncology, Inc. Mr. Ortenzio is the son of Rocco A. Ortenzio, our Chief Executive Officer.

      Russell L. Carson has been a director since February 1997. He co-founded Welsh, Carson, Anderson & Stowe in 1978 and has focused on healthcare investments. Welsh, Carson, Anderson & Stowe has created 12 institutionally funded limited partnerships with total capital of $11 billion and has invested in more than 200 companies. Before co-founding Welsh, Carson, Anderson & Stowe, Mr. Carson was employed by Citicorp

Venture Capital Ltd., a subsidiary of Citigroup, Inc., and served as its Chairman and Chief Executive Officer from 1974 to 1978. Mr. Carson serves as a director of Triad Hospitals, Inc. and U.S. Oncology, Inc.

      Bryan C. Cressey has been a director since February 1997. He has been a principal at Thoma Cressey Equity Partners since its founding in June 1998 and prior to that time was a principal and partner at Golder, Thoma, Cressey and Rauner, the predecessor of GTCR Golder Rauner, LLC, since 1980. He serves as a director of Clarion Technologies Inc. and as a director and chairman of Cable Design Technologies Corp.

      James E. Dalton, Jr. has been a director since December, 2000. Mr. Dalton served as President, Chief Executive Officer and as a director of Quorom Health Group, Inc. from May 1, 1990 until it was acquired by Triad Hospitals, Inc. Mr. Dalton currently serves as a director of Triad Hospitals. Prior to joining Quorom, he served as Regional Vice President, Southwest Region for HealthTrust, Inc., as division Vice President of HCA, and as Regional Vice President of HCA Management Company. Mr. Dalton is on the board of directors of the Nashville Health Care Council, and is on the board of directors and past chairman of the Federation of American Health Systems. He was elected to the American Hospital Association's Board of Trustees on January 1, 2000. He also serves on the board of directors of AmSouth Bancorporation, and U.S. Oncology, Inc. He serves as a Trustee for the Universal Health Services Realty Income Trust. Mr. Dalton is a Fellow of the American College of Healthcare Executives.

      Donald J. Edwards has been a director since February 1997. He has been a principal at GTCR Golder Rauner, LLC since 1996 and was an associate there from 1994 to 1996. He serves as a director of Dynacare, Inc., American Medical Laboratories and a number of private companies.

      Meyer Feldberg has been a director since September 2000. He has served as professor of management and the dean of Columbia Business School since 1989. He serves as a director of Federated Department Stores, Revlon, Inc., Primedia Inc. and PaineWebber Mutual Funds.

      Leopold Swergold has been a director since May, 2001. In 1983, Mr. Swergold formed Swergold Chefitz & Company, a healthcare investment banking firm. In 1989, Swergold, Chefitz & Company merged into what is now ING Furman Selz Asset Management. Since 1989, Mr. Swergold has served as the Head of Healthcare Investment Banking and as a member of the Board of Directors of ING Furman Selz Asset Management. Mr. Swergold also serves on the Board of Trustees of the Beth Israel Medical Center, the Board of Trustees of St. Luke's-- Roosevelt Hospital Center, and the Rockefeller University Council.

      LeRoy S. Zimmerman has served as Executive Vice President of Public Policy since September 2000 and as a director since October 1998. He was an equity member of the law firm Eckert Seamans Cherin & Mellott, LLC, from April 1989 to September 2000. At Eckert Seamans, he served as Chairman of the Board of Directors from January 1994 to September 2000, and Chairman of its Executive Committee from June 1997 to September 2000. Before joining Eckert Seamans, Mr. Zimmerman served as Pennsylvania's first elected Attorney General from January 1981 to January 1989, and District Attorney of Dauphin County, Pennsylvania from to 1965 to 1980.

      Patricia A. Rice has served as Executive Vice President of Operations since November 1999. She served as Senior Vice President of Hospital Operations from December 1997 to November 1999. She was Executive Vice President of the Hospital Operations Division for Continental Medical Systems, Inc. from August 1996 until December 1997. Prior to that time, she served in various management positions at Continental Medical Systems, Inc. from 1987 to 1996.

      David W. Cross has served as Senior Vice President & Chief Development Officer since December 1998. Before joining us, he was President and Chief Executive Officer of Intensiva Healthcare Corporation from 1994 until we acquired it. Mr. Cross was a founder, the President and Chief Executive Officer, and a director of Advanced Rehabilitation Resources, Inc., and served in each of these capacities from 1990 to 1993. From 1987 to 1990, he was Senior Vice President of Business Development for RehabCare Group, Inc., a publicly traded rehabilitation care company, and in 1993 and 1994 served as Executive Vice President and Chief Development Officer of RehabCare Group, Inc.

      S. Frank Fritsch has served as Senior Vice President of Human Resources since November 1999. He served as our Vice President of Human Resources from June 1997 to November 1999. Prior to June 1997, he was Senior Vice President-- Human Resources for Integrated Health Services from May 1996 until June 1997. Prior to that time, Mr. Fritsch was Senior Vice President--Human Resources for Continental Medical Systems from August 1992 to April 1996. From 1980 to 1992, Mr. Fritsch held senior human resources positions with Mercy Health Systems, Rorer Pharmaceuticals, ARA Mark and American Hospital Supply Corporation.

      Martin F. Jackson has served as Senior Vice President and Chief Financial Officer since May 1999. Mr. Jackson previously served as a Managing Director in the Health Care Investment Banking Group for CIBC Oppenheimer from January 1997 to May 1999. Prior to that time, he served as Senior Vice President, Health
Care Finance with McDonald & Company Securities, Inc. from January 1994 to January 1997. Prior to 1994, Mr. Jackson held senior financial positions with Van Kampen Merritt, Touche Ross, Honeywell and L'Nard Associates.

      Michael E. Tarvin has served as Senior Vice President, General Counsel and Secretary since November 1999. He served as our Vice President, General Counsel and Secretary from February 1997 to November 1999. He was Vice President--Senior Counsel of Continental Medical Systems from February 1993 until February 1997. Prior to that time, he was Associate Counsel of Continental Medical Systems from March 1992. Mr. Tarvin was an associate at the Philadelphia law firm of Drinker Biddle & Reath, LLP from September 1985 until March 1992.

      Edward R. Miersch has served as President of our NovaCare Rehabilitation Division since January 2000. Prior to that time, Mr. Miersch was Vice President of Ambulatory Services of Mercy Health System from December 1998 to October 1999. From March 1996 until October 1998, Mr. Miersch served first as Vice President--Operations and then as Senior Vice President and Chief Operating Officer of U.S. Physicians, Inc., an integrator and manager of physician practices that declared bankruptcy in November 1998. From September 1993 until March 1996, Mr. Miersch served as Eastern Region President of the Outpatient Rehabilitation Division of the former NovaCare, Inc. He served as President of Sports Physical Therapists, Inc. from September 1980 until September 1993, when that company was acquired by RehabClinics, Inc., a company which was itself in turn acquired by NovaCare, Inc. in early 1994. Mr. Miersch also served as Director of Physical Therapy and Sports Medicine at Haverford Community Hospital from September 1980 to January 1986.

      Scott A. Romberger has served as Vice President and Controller since February 1997. In addition, he became Chief Accounting Officer in December, 2000. Prior to February 1997, he was Vice President--Controller of Continental Medical Systems from January 1991 until January 1997. Prior to that time, he served as Acting Corporate Controller and Assistant Controller of Continental Medical Systems from June 1990 and December 1988, respectively. Mr. Romberger is a certified public accountant and was employed by a national accounting firm from April 1985 until December 1988.

Classes of the Board

      Our board of directors is divided into three classes that serve staggered three-year terms as follows:

          Class           Expiration                  Member
 ------------------------ ---------- -------------------------------------------
        Class I              2002    Messrs. Edwards, Feldberg and Zimmerman
        Class II             2003    Messrs. Cressey, Dalton and Robert Ortenzio
        Class III            2004    Messrs. Carson, Rocco Ortenzio and Swergold

Board Committees

      The compensation committee reviews and makes recommendations to the board regarding the compensation to be provided to our Chief Executive Officer and our directors. The compensation committee consists of Russell L. Carson, Bryan C. Cressey and Meyer Feldberg. Messrs. Cressey and Feldberg are two of our nonemployee directors and constitute the members of the sub-committee of the compensation committee, which administers certain aspects of our Amended and Restated 1997 Stock Option Plan. In addition, the compensation committee reviews compensation arrangements for our other executive officers. The compensation committee also administers our equity compensation plans.

      The audit committee reviews and monitors our corporate financial reporting, external audits, internal control functions and compliance with laws and regulations that could have a significant effect on our financial condition or results of operations. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. Messrs. Feldberg, Swergold and Dalton are currently the three members of our audit committee.

Director Compensation and Other Arrangements

      We do not pay cash compensation to our employee directors, however they are reimbursed for the expenses they incur in attending meetings of the board or board committees. Non-employee directors, other than non-employee directors appointed by Welsh, Carson, Anderson & Stowe; GTCR Golder Rauner, LLC and Thoma Cressey Equity Partners, receive cash compensation in the amount of $5,000 per quarter and $1,250 per board meeting attended. All non-employee directors are also reimbursed for the expenses they incur in attending meetings of the board or board committees. In addition, non-employee directors are eligible to receive options to purchase common stock awarded under our Amended and Restated 1997 Stock Option Plan. See-- "Select Medical Corporation Amended and Restated 1997 Stock Option Plan."

Compensation Committee Interlocks and Insider Participation

      Our compensation committee makes all compensation decisions regarding our executives. Messrs. Carson and Cressey served as the only members of the compensation committee since we formed the committee in 1997, until Mr. Feldberg became a member of the compensation committee in 2000.

Executive Compensation

      The following table provides summary information concerning the compensation earned by our Chief Executive Officer and our four most highly paid executive officers other than our Chief Executive Officer employed by us during the fiscal year ended December 31, 2000.

                           Summary Compensation Table

                                                                 Long-Term
                                    Annual Compensation         Compensation
                             ---------------------------------- ------------
                                                                 Securities
Name and Principal                                  Other        Underlying   All Other
Position                      Salary   Bonus   Compensation (a) Options/SARs Compensation
------------------           -------- -------- ---------------- ------------ ------------
Rocco A. Ortenzio (b)
 Chairman and Chief
 Executive Officer..... 2000 $581,667 $287,500      $  --             --        $7,690
                        1999  387,222  193,611         --         655,044
Robert A. Ortenzio (c)
 President and Chief
 Operating Officer..... 2000  507,692  256,250       5,250            --           --
                        1999  334,669  165,446       3,976        436,697
Patricia A. Rice (c)
 Executive Vice
 President of
 Operations............ 2000  365,385  147,500       5,250        201,600          --
                        1999  233,450   90,000       4,611            --
Martin F. Jackson (c)
 Senior Vice President
 and Chief Financial
 Officer............... 2000  234,616   94,000       5,250        120,960          --
Edward R. Miersch (c)
 President of NovaCare
 Division.............. 2000  294,231  122,500       2,100        259,200          --

--------
(a) The value of certain perquisites and other personal benefits is not included in the amounts disclosed because it did not exceed for any officer in the table above the lesser of either $50,000 or 10% of the total annual salary and bonus reported for such officer.
(b) Represents the benefit to Rocco A. Ortenzio of premiums we paid in connection with life insurance policies owned by the Rocco A. Ortenzio Irrevocable Trust. See "--Employment Agreements." Under this arrangement we paid no premiums in respect of term life insurance, and the value of the premiums paid by us reflects the present value of an interest free loan to Mr. Ortenzio through the end of the fiscal year.
(c) Other compensation represents employer matching contributions to the 401(k) plan.

             Option Grants During the Year Ended December 31, 2000

      The following tables set forth certain information concerning grants to purchase shares of our common stock of each of the officers named in the summary compensation table above during the year ended December 31, 2000.

                                                                               Potential Realizable Value at
                         Number of   Percentage of                             Assumed Annual Rates of Stock
                         Securities  Total Options                                Price Appreciation for
                         Underlying   Granted to    Exercise                          Option Term (c)
                          Options    Employees in   Price per                  -----------------------------
Name                     Granted (a)     2000       Share (b)  Expiration Date      5%             10%
----                     ----------  ------------- ----------- --------------- -----------------------------
Patricia A. Rice........  201,600        10.7%     $6.51-10.42 1/3/10-10/13/10      $250,318      $1,242,664
Martin F. Jackson.......  120,960         6.4%      6.51-10.42 1/3/10-10/13/10       198,874         836,445
Edward R. Miersch.......  259,200        13.8%      6.51-10.42 1/3/10-10/13/10       266,621       1,464,094

--------
(a) All options granted to employees are either incentive stock options or nonqualified stock options and generally vest over five years at the rate of 20% of the shares subject to the option per year. Unvested options lapse upon termination of employment. Options expire ten years from the date of grant.

(b) We granted options at an exercise price equal to or greater than the fair market value of our common stock on the date of grant, as determined by our board of directors.
(c) These amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration dates. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. If the hypothetical gains in these columns were calculated using the price of our common stock on the date of our initial public offering of $9.50 per share, then the potential realizable value of the option grants would be as follows: Ms. Rice- $1,653,668 (at 5%) and $3,254,434 (at 10%); Mr. Jackson-
    $963,491 (at 5%) and $1,920,722 (at 10%); and Mr. Miersch $2,206,557 (at
    5%) and $4,266,385 (at 10%).

                    Year End December 31, 2000 Option Values

      The following table sets forth certain information concerning option exercises by each of the officers named in the above summary compensation table.

                                                Number of Securities
                                               Underlying Unexercised   Value of Unexercised In-
                                               Options at Fiscal Year     The Money Options at
                           Shares                        End               Fiscal Year End (a)
                         Acquired on  Value   ------------------------- -------------------------
Name                      Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
Rocco A. Ortenzio.......       0       $ 0     1,605,444           0    $5,206,536     $     0
Robert A. Ortenzio......       0         0       753,497           0     2,387,525           0
Patricia A. Rice........       0         0             0     201,600             0     516,000
Martin F. Jackson.......       0         0        11,520     167,040        39,400     450,000
Edward R. Miersch.......       0         0             0     259,200             0     722,400

--------
(a) Based on our initial public offering price of $9.50 per share, less the exercise price, multiplied by the number of shares underlying the option.

Employment Agreements

      In March 2000, we entered into three-year employment agreements with three of our executive officers, Rocco A. Ortenzio, Robert A. Ortenzio and Patricia A. Rice. Under these agreements, which were amended on August 8, 2000 and February 3, 2001, the executive officers are to be paid an annual salary of $800,000, $700,000 and $500,000, respectively, subject to adjustment by our board of directors. In addition, these executives are eligible for bonus compensation. The employment agreements also provide that the executive officers will receive long term disability insurance. In the event Rocco A. Ortenzio's employment is terminated due to his disability, we must make salary continuation payments to him equal to 100% of his annual base salary for ten years after his date of termination or until he is physically able to become gainfully employed in an occupation consistent with his education, training and experience. We are also obligated to make disability payments to Robert A. Ortenzio and Patricia A. Rice for the same period; however, payments to them must equal 50% of their annual base salary. In addition, Rocco A. Ortenzio and Robert A. Ortenzio are each entitled to six weeks paid vacation. Patricia A. Rice is entitled to four weeks paid vacation.

      Under the terms of each of these executive officers' employment agreements, their employment term begins on March 1, 2000 and expires on March 1, 2003. At the end of each 12-month period beginning March 1, 2000, the term of each employment agreement automatically extends for an additional year unless one of the executives or we give written notice to the other not less than three months prior to the end of that 12-month period that we or they do not want the term of the employment agreement to continue. Thus, in the absence of written notice given by one of the executives or us, the remaining term of each employment agreement will be three years from each anniversary of March 1, 2000. In each employment agreement, for the term of the agreement and for two years after the termination of employment, the executive may not participate in any business that competes with us within a twenty-five mile radius of any of our hospitals or outpatient rehabilitation clinics. The executive also may not solicit any of our employees for one year after the termination of the executive's employment.

      These three employment agreements also contain a change of control provision. If, within the one-year period immediately following a change of control of Select, we terminate Rocco A. Ortenzio or Robert A. Ortenzio without cause or Rocco A. Ortenzio or Robert A. Ortenzio terminates his employment agreement for any reason, we are obligated to pay them a lump sum cash payment equal to their base salary plus bonus for the previous three completed calendar years. If, within the one-year period immediately following a change of control of Select, Patricia A. Rice terminates her employment for certain specified reasons or, within the five-year period immediately following a change of control, is terminated without cause, has her compensation reduced from that in effect prior to the change of control or is relocated to a location more than 25 miles from Mechanicsburg, Pennsylvania, we are obligated to pay her a lump sum cash payment equal to her base salary plus bonus for the previously three completed calendar years. In addition, all of their unvested and unexercised stock options will vest. A change in control is generally defined to include the following: the acquisition by a person or group, other than our current stockholders who own 12% or more of the common stock, of more than 50% of our total voting shares; a business combination following which there is an increase in share ownership by any person or group, other than the executive or any group of which the executive is a part, by an amount equal to or greater than 33% of our total voting shares; our current directors, or any director elected after the date of the respective employment agreement whose election was approved by a majority of the then current directors, cease to constitute at least a majority of our board; a business combination following which our stockholders cease to own shares representing more than 50% of the voting power of the surviving corporation; or a sale of substantially all of our assets other than to an entity controlled by our shareholders prior to the sale. Notwithstanding the foregoing, no change in control will be deemed to have occurred unless the transaction provides our stockholders with consideration equal to or greater than $6.51 per share of common stock. Otherwise, if any of the executives' services are terminated by us other than for cause or they terminate their employment for good reason, we are obligated to pay them a pro-rated bonus for the year of termination equal to the product of the target bonus established for that year, or if no target bonus is established the bonus paid or payable to them for the year prior to their termination, in either case multiplied by the fraction of the year of termination they were employed. In addition, we would also be obligated to pay these executives their base salary as of the date of termination for the balance of the term of the agreement. Finally, all vested and unexercised stock options will vest immediately.

      Under amendments to Rocco A. Ortenzio's senior management and employment agreements, we are obligated to pay premiums on life insurance policies held in the Rocco A. Ortenzio Irrevocable Trust, provided that Mr. Ortenzio remains an employee, director, consultant, advisor or independent contractor of ours. We are obligated under these arrangements to pay approximately $2.0 million in premiums in 2000, and $1.25 million for each of the years 2001 through 2010. Under a related collateral assignment agreement, upon Mr. Ortenzio's death, or if the trust surrenders these policies, we are entitled to be repaid, at our election, by the trust for the amount of the premiums we have paid over the life of the policies. In the event of Mr. Ortenzio's death, we will be repaid from the death proceeds of the policies. In the event the policy is surrendered or canceled, we will be repaid from the cash surrender value of the policies. At any time prior to Mr. Ortenzio's death, we can be paid by loan, partial surrender or withdrawal of premiums paid prior to the time of loans, surrender or withdrawal.

      We have also entered into a deferred compensation agreement with Rocco A. Ortenzio, pursuant to which Mr. Ortenzio has deferred all of his compensation, including his salary and bonus, since March 1, 1997. This amount accrued interest at a rate of 6% from March 1, 1997 to December 31, 1999, and no interest thereafter. We will pay these funds to his spouse or his estate within 60 days after his death. The agreement does not apply to compensation earned after December 31, 2000.

      In December 1999, we entered into a three year employment agreement with Mr. Edward R. Miersch, which remains in effect for successive one year periods, unless terminated by 180 days prior notice by either party. Under this agreement, we granted him options to purchase 241,920 shares of our common stock at an exercise price of $6.51 per share with the options vesting over five years. Mr. Miersch is entitled to receive an annual salary of $300,000 and incentive compensation in an amount of up to 40% of his base salary. Further, Mr. Miersch is entitled to any employment and fringe benefits under our policies as they exist from time to time and which are made available to substantially all of our employees. During the employment term and for two years after the termination of his employment, Mr. Miersch may not solicit any of our employees or participate in any business that competes with us within a twenty mile radius of any of our facilities or businesses.

      In March 2000, we entered into change of control agreements with Mr. Miersch and Mr. Martin F. Jackson, which were each amended on February 23, 2001. These agreements provide that if within a five-year period immediately following a change of control of Select, we terminate Mr. Jackson or Mr. Miersch without cause, reduce either of their compensation from that in effect prior to the change of control or relocate Mr. Jackson to a location more than 25 miles from Mechanicsburg, Pennsylvania or Mr. Miersch to a location more than 25 miles from King of Prussia, Pennsylvania, we are obligated to pay the affected individual a lump sum cash payment equal to his base salary plus bonus for the previous three completed calendar years. If at the time we terminate Mr. Jackson or Mr. Miersch without cause or Mr. Jackson or Mr. Miersch terminates his employment for good reason in connection with a change in control, Mr. Jackson or Mr. Miersch has been employed by us for less than three years, we must pay the terminated individual three times his average total annual cash compensation (base salary and bonus) for his years of service. In addition, the agreements provide that all unvested stock options will vest upon termination. A change in control has the same definition as in the employment agreements of Rocco A. Ortenzio, Robert A. Ortenzio and Patricia A Rice, as described above.

Select Medical Corporation Amended and Restated 1997 Stock Option Plan

      The board of directors adopted the Select Medical Corporation 1997 Stock Option Plan effective as of October 30, 1997 and amended and restated as of February 22, 2001. The plan provides for the grant of stock options to designated officers, key employees, and consultants of ours and our subsidiaries and our non-employee directors.

      Purpose. The purpose of the plan is to promote our interests and the interests of our stockholders by attracting and retaining valued officers, key employees, non-employee directors and consultants, and to motivate these persons to exercise their best efforts on our behalf.

      Administration. A committee comprised of at least two non-employee, outside directors, has been appointed by the board of directors to administer the plan. The committee has full authority, subject to the terms of the plan, to do the following:

    .  interpret and administer the plan;

    . select who among the eligible individuals will participate in the plan;

    . determine the terms, conditions and types of awards given under the plan; and

    .  resolve all controversies and claims arising under the plan.

All determinations made by the committee are conclusive and binding on all persons.

      Eligibility. Any officer, key employee (including any director who is also an employee), or consultant providing services to us or our subsidiaries and our non-employee directors are eligible to participate in the plan, provided that non-employee directors and consultants are not be eligible to receive incentive stock options.

      Number of Shares. The plan provides for the issuance of up to a total of 5,760,000 shares of our common stock, plus any additional amount (the additional amount will be calculated by the committee from time to time) necessary to make the total shares available for issuance under the plan equal to the sum of 5,760,000 plus 14% of the total issued and outstanding common stock in excess of 34,560,000 shares, subject to adjustments for stock splits, stock dividends and similar changes in our capitalization. If any awards expire or otherwise terminate prior to being exercised, then the shares of common stock subject to the awards will be available again for grants under the plan. In addition, when an option is exercised, the number of shares issued in connection with the option will be added to the amount available under the plan, so that the total number of shares available for awards under the plan will never be less than 14% of our total outstanding common stock. No individual key employee or officer may receive awards covering more than 8,640,000 shares (subject to adjustment for stock splits, dividends and the like) under the plan during any calendar year or over the life of the plan.

      Types of Awards. The plan provides for the grant of stock options. A stock option is a grant by us of the right to purchase a specified number of shares of our common stock for a specified time period at a fixed price. Options may be either incentive stock options meeting the requirements of
Section 422 of the Internal Revenue Code or non-qualified stock options. All options are evidenced by written option agreements containing the term and conditions of the options.

      The exercise price of an option is determined by the committee, but, in the case of incentive stock options, the exercise price will not be less than the fair market value of a share of common stock on the date of grant (or 110% of such fair market value if the option is granted to any key employee or officer who owns more than 10% of the combined voting power of the company or any of our subsidiaries at the time the option is granted to him). The exercise price of a non-qualified stock option may be at less than the fair market value on the date of grant. The term of an option may not be greater than ten years (or five years for an incentive stock option granted to an employee or officer who owns more than 10% of the combined voting power of the company or any of our subsidiaries). Options are generally not transferable during the optionee's lifetime, but the committee may provide in an option agreement that a non-qualified stock option is transferable pursuant to limitations and conditions determined by the committee.

      Options may be exercised in several ways, including by payment of the exercise price in cash or its equivalent, by delivery of qualified shares of our common stock, or any combination of such methods, or, if permitted by the committee, with the proceeds of a loan from us. Any such loan could be secured by the stock acquired pursuant to the exercise of the option or by any other security as determined by the committee. All outstanding unvested options will vest upon a change in control, as defined in the plan.

      Amendment and Termination. The plan will terminate on midnight of February 21, 2011, unless terminated earlier by the board of directors. The board of directors has authority to amend, suspend or terminate the plan at any time. However, no termination or amendment of the plan may materially impair the rights of an option holder without the consent of the holder. In addition, the following amendments will require prior stockholder approval:

    . with respect to incentive stock options any amendment that would, if it were not approved by the stockholders, change the class of employees eligible to participate in the plan;

    . any amendment that would, if it were not approved by the stockholders, increase the maximum number of shares of common stock with respect to which incentive stock options may be granted, except as permitted under the terms of the plan;

    . any amendment that would, if it were not approved by the stockholders, extend the duration of the plan with respect to any incentive stock options granted under the plan; or

    . any amendment for which shareholder approval is required pursuant to Treas. Reg. Section 1.162-27(e)(4)(vi) or its successor.

                           RELATED PARTY TRANSACTIONS

      Rocco A. Ortenzio and Robert A. Ortenzio, two of our directors and executive officers, Golder, Thoma, Cressey, Rauner Fund V L.P. ("Golder Thoma") and Welsh, Carson, Anderson & Stowe ("Welsh Carson"), were involved in our founding and organization and may be considered our promoters. In December of 1998 Rocco A. Ortenzio and Robert A. Ortenzio received options under our 1997 Stock Option Plan to purchase 950,400 and 316,800 shares of our common stock, respectively, at an exercise price of $6.08 per share. In November 1999, Rocco
A. Ortenzio and Robert A. Ortenzio received options to purchase 655,044 and 436,697 shares of our common stock, respectively, at an exercise price of $6.51 per share. On April 26, 2001 Rocco A. Ortenzio and Robert A. Ortenzio each received additional options to purchase 900,000 shares of our common stock at an exercise price of $11.75 per share, the closing price of our common stock on that day.

      Rocco A. Ortenzio, Robert A. Ortenzio, Golder Thoma and Welsh Carson participated in our initial funding and from time to time since our founding have each purchased common and preferred stock from us. The following table sets forth the number of shares of our common and preferred stock (as adjusted for subsequent stock splits) purchased by Rocco A. Ortenzio, Robert A. Ortenzio, Golder Thoma and its affiliates, and Welsh Carson and its affiliates, the date of each purchase and the amounts received by us from each of the purchases of our capital stock. As adjusted for stock splits, our common stock was sold for $0.29 per share until September 19, 1998, $6.08 per share until November 19, 1999 and for $6.51 per share thereafter. Our Class A Preferred Stock was sold for $1,000 per share, and our Class B Preferred Stock was sold for $3.75 per share. Each share of Class A Preferred Stock was redeemed upon the completion of our initial public offering for a cash payment of $1,000. Each share of Class B Preferred Stock was converted into .576 shares of our Common Stock upon the completion of our initial public offering.

                                                Shares of Shares of
                                   Shares of     Class A   Class B
                                    Common      Preferred Preferred   Amount
                                     Stock        Stock     Stock   Received by
          Name              Date   Purchased    Purchased Purchased   Select
          ----            -------- ---------    --------- --------- -----------
Rocco A. Ortenzio (a)...    2/5/97 1,299,025        --           -- $   375,875
                            5/7/97   147,583        128          --     170,248
                           6/18/97       --         109          --     108,490
                            2/9/98       --         502          --     501,640
                           4/29/98       --         355          --     354,609
                            6/3/98       --         563          --     562,186
                           6/30/98       --         173          --     172,978
                           7/20/98   140,838        --           --      40,760
                          10/21/98       --         468          --     467,168
                          12/16/98   363,234        --           --   2,207,152
                           2/29/00    38,592        --           --     251,250

Robert A. Ortenzio (b)..    2/5/97   794,370        --           -- $   229,852
                            5/7/97    88,270         66          --      90,777
                           6/18/97       --          56          --      55,494
                            2/9/98       --         257          --     256,590
                           4/29/98       --         182          --     181,383
                            6/3/98       --         288          --     287,560
                           6/30/98       --          89          --      88,478
                          10/21/98       --         239          --     238,969
                          12/16/98    79,864        --           --     485,287
                           2/29/00    19,238        --           --     125,250

Welsh, Carson Anderson &
 Stowe VII, L.P., and
 affiliates.............    2/5/97 2,986,986        --          --  $   864,290
                            5/7/97 1,123,062      1,254         --    1,578,960
                           6/18/97       --       1,069         --    1,068,910
                            2/9/98       --       4,940         --    4,939,130
                           4/29/98       --       3,494         --    3,493,290
                            6/3/98       --       5,535         --    5,534,760
                           6/30/98       --       1,704         --    1,703,380
                          10/21/98       --       4,603         --    4,602,280
                          12/16/98 6,162,081(c)     --          --   28,157,498
                          11/19/99   960,162(d)     --    7,531,424  28,242,841

Affiliates of GTCR
 Golder Rauner, LLC.....    2/5/97 3,139,569        --          --  $   908,440
                            5/7/97 1,180,431      1,319         --    1,660,560
                           6/18/97       --       1,123         --    1,122,910
                            2/9/98       --       5,193         --    5,192,130
                           4/29/98       --       3,671         --    3,670,290
                            6/3/98       --       5,819         --    5,818,760
                           6/30/98       --       1,791         --    1,790,380
                          10/21/98       --       4,837         --    4,836,530
                          12/16/98 2,454,171        --          --   14,912,499
                          11/19/99       --         --    1,983,333   7,437,499


--------
(a) Includes 223,545 common shares and 526 Class A Preferred shares originally purchased by Select Investments II and 434,085 common shares and 1,769 Class A Preferred shares originally purchased by Select Partners, L.P., which were later distributed to Rocco A. Ortenzio upon the dissolution of those partnerships.
(b) Includes 195,602 common shares and 461 Class A Preferred shares originally purchased by Select Investments II and 175,125 common shares and 714 Class A Preferred shares originally purchased by Select Partners, L.P., which were later distributed to Robert A. Ortenzio upon the dissolution of those partnerships.
(c) Includes 1,528,163 common shares that were purchased along with a $35 million principal amount Senior Subordinated Note for $35 million.
(d) These common shares were purchased along with a $25 million principal amount Senior Subordinated Note for $25 million. Welsh Carson returned to us 240,048 of these shares when we repaid in full the 10% Senior Subordinated Notes with the proceeds from the sale of the old notes.

      In 1997 we entered into a shareholders agreement with our principal stockholders, including Welsh Carson, Golder Thoma, Mr. Rocco A. Ortenzio and Mr. Robert A. Ortenzio. The shareholders agreement terminated by its terms upon the completion of our initial public offering. Members of our management have also been granted preemptive rights with respect to our capital stock. These arrangements were also terminated prior to the completion of our initial public offering.

      Pursuant to the Warrant Agreement dated June 30, 1998, as amended on February 9, 1999 and amended and restated on November 19, 1999, to induce our financial sponsors, Welsh Carson and Golder Thoma to partially guarantee our senior debt, Rocco A. Ortenzio and Robert A. Ortenzio each agreed to make contributions to those financial sponsors if those guarantees were enforced by our senior lenders. In exchange for the promise of these guarantees by our financial sponsors and the promise of contributions by Rocco A. Ortenzio and Robert A. Ortenzio, we have issued warrants to purchase shares of our common stock to Golder Thoma, Rocco A. Ortenzio, Robert A. Ortenzio and two affiliates of Welsh Carson. The following table sets forth the dates of the grants and the number of shares issuable on exercise of the warrants. All warrants expire on June 30, 2003 and are exercisable at $6.08 per share.

                                             Golder, Thoma,
             Welsh, Carson,    WCAS Capital     Cressey,
  Date of   Anderson & Stowe, Partners, III,  Rauner Fund   Rocco A. Robert A.
   Issue        VII, L.P.         L.P.          V, L.P.     Ortenzio Ortenzio
  -------   ----------------- -------------- -------------- -------- ---------
  06/30/98       216,789              --          216,789        --    44,974
  07/11/98            --              --               --    97,448        --
  10/31/98       108,395              --          108,395    48,724    22,487
  01/29/99       108,395              --          108,395    48,724    22,487
  04/30/99        10,324           1,865           12,189     5,479     2,529
  07/31/99        22,239           4,018           26,257    11,802     5,447
  10/31/99        22,370           4,041           26,411    11,871     5,479
  01/31/00        47,783           9,011           56,794    18,563     8,757
  04/30/00        54,553          10,391           64,944    19,325     9,187
  07/31/00        54,553          10,391           64,944    19,325     9,187
  09/22/00        31,427           5,986           37,414    11,133     5,292
                 -------          ------       ----------   -------   -------
                 676,828          45,703       722,532/1/   292,394   135,826

--------
/1 /Golder, Thoma, Cressey, Rauner Fund V, L.P. subsequently transferred 30,717 warrants to GTCR Fund VI, L.P. and 90,804 warrants to Thoma Cressey Fund VI, L.P.

      On December 15, 1998, we issued an aggregate of 12,225,306 shares of our common stock. Of this amount, 2,343,086 common shares were purchased by Thoma Cressey Fund VI, L.P., 82,286 shares were purchased by Bryan C. Cressey and 68,631 common shares were purchased by Russell L. Carson. Also, Select Healthcare Investors, L.P., in which the general partner is partially owned by Rocco A. Ortenzio and Robert A. Ortenzio, purchased 246,857 common shares. WCAS Capital Partners III, L.P. purchased 1,528,163 of these shares and a 10% Senior Subordinated Note for an aggregate purchase price of $35 million. WCAS Capital Partners III, L.P. then purchased an additional $30 million principal amount of Senior Subordinated Notes from us for $30 million in cash. These 10% Senior Subordinated Notes were repaid in full with the proceeds from the sale of the old notes. We paid Welsh Carson, Golder Thoma, Rocco A. Ortenzio and Robert A. Ortenzio an investment fee equal to 1% of the cash consideration they and their affiliates paid for the securities purchased in this offering.

      On November 19, 1999, in connection with the NovaCare acquisition, we issued an aggregate of 16,000,000 shares of our Class B Preferred Stock at a price of $3.75 per share. Of this amount, 7,531,424 shares were purchased by affiliates of Welsh Carson, 111,216 shares were purchased by Russell L. Carson, 1,983,333 shares were purchased by affiliates of Golder Thoma and 5,950,000 shares were purchased by Thoma Cressey. At the same time, WCAS Capital Partners III, L.P. purchased 960,192 shares of our common stock and a 10% Senior Subordinated Note for an aggregate purchase price of $25 million. The Note was repaid in full with the proceeds from the sale of the old notes, at which time WCAS Capital Partners III, L.P. transferred 240,048 shares of our common stock to us. We paid Welsh Carson and Golder Thoma an investment fee equal to 1% of the cash consideration they and their affiliates paid for the securities purchased in this offering.

      On May 5, 1999 we loaned $120,000 to Martin F. Jackson, our Chief Financial Officer, to assist him in purchasing 19,749 shares of our common stock at a price of $6.08 per share. The loan is interest-free, and will be forgiven in principal amounts of $20,000 every six months from the date of the loan. As of the date of this prospectus, $40,000 remains outstanding on this loan.

      In April 2000, we sold all of the assets of Georgia Health Group, Inc. to Concentra Health Services, Inc. for $5 million. Welsh Carson beneficially owns 63.6% of the capital stock of Concentra Health Services. We believe the terms of this transaction were no less favorable to us than they would have been in an arm's length transaction with a third party.

      In 1997, in connection with a terminated acquisition, the company we were to acquire paid a break-up fee to us and our financial sponsors. Based on the relative amounts of their financing commitment, $9,120,400 was paid to Welsh Carson, $1,884,480 was paid to Golder Thoma, $89,170 was paid to Rocco A. Ortenzio, $55,089 was paid to Robert A. Ortenzio and $121,500 was paid to partnerships owned by Rocco A. Ortenzio, Robert A. Ortenzio, Martin J. Ortenzio and John M. Ortenzio. We received a payment of $6,022,000. Martin Ortenzio and John Ortenzio are the sons or Rocco A. Ortenzio, and the brothers of Robert A. Ortenzio. These partnerships have since been liquidated.

      In 1998, to finance acquisitions and for working capital, we received two loans of $1.0 million each from Rocco A. Ortenzio. The loans were at an annual interest rate of 10%, and were payable six months from the date of the loan. We repaid the loan in full in 1998 with a lump sum payment of $2,014,000.

      We lease our corporate office space in Mechanicsburg, Pennsylvania from Old Gettysburg Associates I and Old Gettysburg Associates III, two general partnerships that are owned by Rocco A. Ortenzio, Robert A. Ortenzio, Martin J. Ortenzio and John M. Ortenzio. In 1997, 1998, 1999 and 2000, we paid to these partnerships an aggregate amount of $11l,861, $151,266, $501,719 and $1,131,251, respectively, for office rent, for various improvements to our office space and miscellaneous expenses, and in the three months ended
March 31, 2001 we paid these partnerships an additional $193,741. These amounts included $145,460 paid in 1999 to CCI Construction Company, Inc., a company owned by John M. Ortenzio, for improvements to the leased facilities. Our current lease for 43,919 square feet of office space at 4716 Old Gettysburg Road and our lease for 12,400 square feet of office space at 4718 Old Gettysburg Road expire on December 31, 2014. On May 15, 2001 we entered into a lease for 7,214 square feet of additional office space at 4720 Old Gettysburg Road in Mechanicsburg, Pennsylvania with Old Gettysburg Associates II, a general partnership owned by Rocco A. Ortenzio, Robert A. Ortenzio, John M. Ortenzio and Select Capital Corporation. We currently pay approximately $1,154,295 per year in rent for this office space.

      We also lease office equipment and furnishings from Select Capital Corporation, a Pennsylvania corporation whose principal offices are located in Mechanicsburg, Pennsylvania. Rocco A. Ortenzio, Robert A. Ortenzio, Martin J. Ortenzio and John M. Ortenzio each own 25% of Select Capital Corporation. This lease commenced on April 1, 1997, and terminates on March 31, 2002. We have the option to extend the lease for an additional year on the same terms. We pay approximately $58,000 per year under the agreement. Since our inception through March 31, 2001, we have paid a total of $434,503 to Select Capital Corporation for equipment rental, improvements, maintenance, limousine and telephone expenses. We believe that this lease and these arrangements were on terms no less favorable to us than those that would be available to us in an arm's length transaction with a third party.

      In 2000, we paid $7,953 to Select Security, Inc. for security card readers and related expenses. Robert A. Ortenzio owns 18%, Rocco A. Ortenzio and Martin J. Ortenzio each own 10%, and John M. Ortenzio owns 2% of the outstanding capital stock of Select Security, Inc. We believe that the terms of these transactions were no less favorable to us than they would have been in an arm's length transaction with a third party.

      On December 1, 1999, we purchased all of the stock of Select Air Corporation, a Delaware corporation, from Rocco A. Ortenzio for $2.7 million. The only asset of Select Air Corporation was one HS 125 400-731 aircraft. We obtained an appraisal at the time of purchase that supported the price we paid for Select Air. In October 2000, we sold the airplane to an unaffiliated third party for approximately $2.5 million. Pursuant to a Cost Sharing Agreement also dated December 1, 1999, we paid $3,250 each month to Select Transport, Inc., a company owned by Rocco A. Ortenzio, for expenses relating to the storage, maintenance and operation of the aircraft. Rocco A. Ortenzio also paid us fees from time to time under this agreement for various services, including the use of pilots who are our employees. In October 2000, we terminated the December 1, 1999 Cost Sharing Agreement and entered into a new Cost Sharing Agreement with Select Transport and Select Air II Corporation, a corporation owned by Rocco A. Ortenzio. Under the new Cost Sharing Agreement, which was amended on April 1, 2001, we and Select Air II will each pay to Select Transport $3,250 for the use of hangar facility. We will employ a full-time mechanic and Select Air II will pay us 25% of our out of pocket costs to employ the mechanic. We will continue to hire two full-time pilots, and Select Air II will reimburse us for the cost of their services on a per diem basis. The cost sharing agreement also allows for aircraft swapping at prescribed rates.

      In 1997 we paid $4,000 to Old Gettysburg Associates II to lease office space at 4720 Old Gettysburg Road in Mechanicsburg, Pennsylvania. We no longer lease this space. Old Gettysburg Associates II is a general partnership owned by Rocco A. Ortenzio, Robert A. Ortenzio, Martin J. Ortenzio and John M. Ortenzio.

      We also have entered into compensatory and other employment-related contracts with Mr. Rocco A. Ortenzio and Mr. Robert A. Ortenzio. See "Management--Employment Agreements."

      The law firm of Eckert Seamans Cherin & Mellot, LLC, of which LeRoy S. Zimmerman was formerly a member, has in the past provided, and may continue to provide, legal services to us and our subsidiaries.

      On April 10, 2001 we used a portion of the proceeds from our initial public offering to redeem all of the outstanding shares of our Class A Preferred Stock for a price of $1,000 per share. The table below sets forth the number of shares of our Class A Preferred Stock that we redeemed which were owned by certain of our stockholders:

                                                                       Shares of
                                                                        Class A
                                                                       Preferred
                                                                         Stock
Stockholder                                                            Redeemed
-----------                                                            ---------
Entities affiliated with Welsh Carson.................................  22,596
Entities affiliated with GTCR Golder Rauner, LLC......................  23,571
Russell Carson........................................................     333
Rocco A. Ortenzio.....................................................   2,295
Robert A. Ortenzio....................................................   1,174
Patricia A. Rice......................................................     143
S. Frank Fritsch......................................................      95

      On May 2, 2001 we paid all accrued and unpaid dividends on our Class A Preferred and Class B Preferred Stock. Each share of our Class B Preferred Stock automatically converted into .576 shares of common stock upon the consummation of our initial public offering. The table below sets forth the Class A Preferred accrued dividends which were paid to certain of our stockholders:

                                                                       Payment
                                                                         for
                                                                       Class A
                                                                      Preferred
Stockholder                                                           Dividends
-----------                                                           ----------
Entities affiliated with Welsh Carson (a)............................ $6,026,626
Entities affiliated with GTCR Golder Rauner, LLC (b).................  6,333,654
Russell Carson.......................................................     88,328
Rocco A. Ortenzio....................................................    611,945
Robert A. Ortenzio...................................................    313,103
Patricia A. Rice.....................................................     36,902
S. Frank Fritsch.....................................................     25,264

      The table below sets forth the Class B Preferred accrued dividends which were paid to certain of our stockholders:

                                                                      Payment
                                                                        for
                                                                      Class B
                                                                     Preferred
Stockholder                                                          Dividends
-----------                                                          ----------
Entities affiliated with Welsh Carson (a)........................... $2,428,201
Entities affiliated with GTCR Golder Rauner, LLC (b)................    639,445
Entities affiliated with Thoma Cressey Equity Partners, Inc. (c)....  1,918,336
Entities affiliated with Anvers, L.P. (d)...........................     42,988
Russell Carson......................................................     35,857

--------
(a) Russell Carson is a general partner of WCAS VII Partners, L.P. and WCAS HP Partners, L.P., and a managing member of WCAS CP III, L.L.C. These entities are the general partners of Welsh, Carson, Anderson & Stowe, L.P., WCAS Healthcare Partners, L.P. and WCAS Capital Partners III, L.P., respectively.
(b) Donald Edwards and Bryan Cressey are principals of Golder, Thoma, Cressey, Rauner Inc., which is the general partner of GTCR V L.P. GTCR V L.P. is the general partner of Golder, Thoma, Cressey, Rauner Fund V, L.P. and the managing general partner of GTCR Associates V. Donald Edwards is also a principal of GTCR Golder Rauner, LLC, which is the general partner of GTCR Partners VI, L.P. GTCR Partners VI, L.P. is the general partner of GTCR Fund VI, L.P. and GTCR Executive Fund VI, L.P., and the managing general partner of GTCR Associates VI.

(c) Bryan Cressey is a principal of Thoma Cressey Equity Partners, Inc., which is the general partner of TC Partners VI, L.P. TC Partners VI, L.P. is the general partner of Thoma Cressey Fund VI, L.P. and Thoma Cressey Friends Fund VI, L.P.
(d) Leopold Swergold is the senior managing director of FSIP, LLC, which is the general partner of Anvers, L.P., Anvers II, L.P. and Anvers Healthcare Investments, L.P.

      A portion of the net proceeds from the sale of the old notes was used to repay $92.2 million, the entire principal amount and accrued interest of our 10% senior subordinated notes, which were issued to WCAS Capital Partners III, L.P. in December 1998, February 1999 and November 1999. Russell C. Carson is a general Partner of WCAS Capital Partners III, L.P.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information regarding beneficial ownership of our common stock as of April 30, 2001. The table includes:

    . each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock;

    .  each of our executive officers and directors; and

    .  all of our executive officers and directors as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise noted, we believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All share amounts include shares of common stock issuable upon the exercise of options or warrants exercisable within 60 days of the date of this prospectus. Options or warrants that are exercisable for common stock and other ownership rights in common stock that vest within 60 days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table below also assumes the transfer of 240,048 shares to us by WCAS Capital Partners III, L.P. upon the repayment of the 10% senior subordinated note due 2009, which occurred on June 11, 2001, and the issuance of 523,452 shares of common stock to owners of minority interests in certain of our subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Subsequent Events."

                                                               Common Stock
                                                            Beneficially Owned
                                                            ------------------
                                                              Number   Percent
                                                            ---------- -------
5% Beneficial Owners, Directors, Nominees for Director and
 Named Executive Officers
Entities affiliated with Welsh, Carson, Anderson & Stowe
 VII, L.P.(a).............................................. 16,052,905  34.9%
Entities affiliated with GTCR Golder, Rauner, LLC (b)......  8,548,300  18.4
Entities affiliated with Thoma Cressey Equity Partners
 (c).......................................................  5,861,090  12.9
Rocco A. Ortenzio (d)......................................  5,170,667  10.9
Robert A. Ortenzio (e).....................................  2,138,923   4.6
Russell L. Carson (f)...................................... 16,246,076  35.3
Bryan C. Cressey (g)....................................... 12,510,102  27.2
Donald J. Edwards (h)......................................  8,548,300  18.4
Meyer Feldberg.............................................         --    --
James E. Dalton, Jr. ......................................         --    --
LeRoy S. Zimmerman (i).....................................     13,939     *
Leopold Swergold (j).......................................    301,371     *
Patricia A. Rice (k).......................................    245,182     *
Martin F. Jackson (l)......................................     93,124     *
Edward R. Miersch (m)......................................     50,803     *
                                                            ----------  ----
All executive officers and directors as a group (16
 persons).................................................. 38,832,416  77.4%
                                                            ==========  ====

--------
*   Less than 1%
(a) Common shares held include 2,248,307 shares and warrants to purchase 45,703 shares held by WCAS Capital Partners III, L.P., 12,654,556 shares and warrants to purchase 676,828 shares held by Welsh, Carson, Anderson & Stowe VII, L.P. and 427,511 shares held by Welsh, Carson, Anderson & Stowe Healthcare Partners, L.P. The general partners of Welsh, Carson, Anderson & Stowe VII, L.P. and WCAS

    Capital Partners III, L.P. are WCAS VII Partners, L.P. and WCAS CP III, L.L.C., respectively. Bruce K. Anderson, Russell L. Carson, Anthony J. DeNicola, Thomas E. McInerney, Robert A. Minicucci, Paul B. Queally, Jonathan Rather, Rudolph E. Rupert, Lawrence B. Sorrel and Patrick J. Welsh are general partners of WCAS VII Partners and managing members of WCAS CP III. The general partner of WCAS Healthcare Partners, L.P. is WCAS HP Partners. Russell L. Carson and Patrick J. Welsh are partners of WCAS HP Partners. Accordingly, each of the individuals listed above may be deemed a beneficial owner of the shares owned by these entities. These individuals own 531,199 common shares of record in the aggregate. Shares listed as beneficially owned by affiliates of Welsh, Carson, Anderson & Stowe VII, L.P. do not include any shares owned of record by these individuals. Welsh, Carson, Anderson & Stowe VII, L.P.'s business address is 320 Park Avenue, Suite 2500, New York, New York 10022.
(b) Common shares held include 10,408 shares held by GTCR Associates V, 4,376 shares held by GTCR Associates VI, 1,932,626 shares and warrants to purchase 30,717 shares owned by GTCR Fund VI, L.P., 13,855 shares held by GTCR VI Executive Fund L.P. and 5,955,307 shares and warrants to purchase 601,011 shares owned by Golder, Thoma, Cressey, Rauner Fund V, L.P. GTCR V, L.P. is the general partner of Golder, Thoma, Cressey, Rauner Fund V, L.P., and the managing general partner of GTCR Associates V. Golder, Thoma, Cressey, Rauner, Inc. is the general partner of GTCR V., L.P. GTCR Partners VI, L.P. is the general partner of GTCR Fund VI, L.P. and GTCR Executive Fund VI, L.P., and the managing general partner of GTCR Associates VI. GTCR Golder Rauner, LLC is the general partner of GTCR Partners VI, L.P. GTCR Golder Rauner, LLC's business address is 6100 Sears Tower, 233 S. Wacker Drive, Chicago, IL 60606-6402.
(c) Common shares held include 5,713,160 shares and warrants to purchase 90,804 shares owned by Thoma Cressey Fund VI, L.P. and 57,126 shares held by Thoma Cressey Friends Fund VI, L.P. TC Partners VI, L.P. is the general partner of Thoma Cressey Fund VI, L.P. and Thoma Cressey Friends Fund VI, L.P. Thoma Cressey Equity Partners, Inc. is the general partner of the TC Partners VI, L.P. Thoma Cressey Fund VI, L.P.'s business address is Sears Tower, 92nd Floor, 233 S. Wacker Drive, Chicago, IL 60606-6402.
(d) Includes options to purchase 2,505,444 common shares that are currently exercisable or exercisable within 60 days of the date of this prospectus, warrants to purchase 292,394 common shares and 246,857 common shares owned by Select Healthcare Investors I, L.P. Select Capital Corporation, of which Mr. Ortenzio is a 25% owner, Director and Chief Executive Officer, is the general partner of Select Healthcare Investors I, L.P. Mr. Ortenzio disclaims beneficial ownership of the shares held by Select Healthcare Investors I, L.P. Also includes 5,200 shares held by Nancy Ortenzio, spouse of Rocco A. Ortenzio, 10,500 shares held as a life tenant with John
    M. Ortenzio as remainderman, 10,500 shares held as a life tenant with Martin J. Ortenzio as remainderman and 10,500 shares held as a life tenant with Robert A. Ortenzio as remainderman. Rocco A. Ortenzio's business address is 4716 Old Gettysburg Road, P.O. Box 2034, Mechanicsburg, PA 17055.
(e) Includes options to purchase 753,497 common shares that are currently exercisable or exercisable within 60 days of the date of this prospectus and warrants to purchase 135,826 common shares. Also includes 43,414 common shares owned by the Ortenzio Family Partnership, L.P., of which Robert A. Ortenzio is the general partner, and 246,857 common shares owned by Select Healthcare Investors I, L.P. Select Capital Corporation, of which Mr. Ortenzio is a 25% owner, Director and President, is the general partner of Select Healthcare Investors I, L.P. Mr. Ortenzio disclaims beneficial ownership of the shares held by Select Healthcare Investors I, L.P.
(f) Includes 16,052,905 common shares, owned by Welsh, Carson, Anderson & Stowe VII, L.P. and its affiliates. Mr. Carson is a principal of Welsh, Carson, Anderson & Stowe VII, L.P.
(g) Includes 5,861,090 common shares owned by Thoma Cressey Fund VI, L.P. and its affiliates. Mr. Cressey is a principal of Thoma Cressey Equity Partners. Common shares beneficially owned also include 5,955,307 common shares and 601,011 warrants to purchase common shares owned by Golder, Thoma, Cressey, Rauner Fund V, L.P., and 10,408 common shares owned by GTCR Associates V. Mr. Cressey is a principal of Golder, Thoma, Cressey, Rauner, Inc., which is the general partner of GTCR V, L.P. Mr. Cressey disclaims beneficial ownership of any shares that exceed his pecuniary interest in the entities affiliated with GTCR Golder Rauner, LLC and Thoma Cressey Equity Partners.

(h) Includes 8,548,300 common shares, owned by affiliates of GTCR Golder, Rauner, LLC and Golder, Thoma, Cressey Rauner, Inc. Mr. Edwards is a principal of Golder, Thoma, Cressey Rauner, Inc. and GTCR Golder Rauner, LLC. Mr. Edwards disclaims beneficial ownership of any shares that exceed his pecuniary interest therein.
(i) Includes options to purchase 5,760 common shares which are currently exercisable or exercisable within 60 days of the date of this prospectus.
(j) Common shares held include 160,731 shares owned by Anvers, L.P., 80,640 shares owned by Anvers II, L.P. and 60,000 shares owned by Anvers Healthcare Investments, L.P. Mr. Swergold is the senior managing director of FSIP, LLC, which is the general partner of Anvers, L.P., Anvers II, L.P. and Anvers Healthcare Investments, L.P.
(k) Includes 16,457 common shares issued to Patricia A. Rice and Jesse W. Rice as Trustees under the Patricia Ann Rice Living Trust, 32,832 common shares held in an I.R.A. with Mellon PSFS as custodian for the benefit of Patricia
    A. Rice and options to purchase 34,560 common shares that are currently exercisable or exercisable within 60 days of the date of this prospectus.
(l) Includes options to purchase 42,624 common shares that are currently exercisable or exercisable within 60 days of the date of this prospectus and 2,000 shares owned by children living in the same household.
(m) Includes options to purchase 48,384 common shares which are currently exercisable or exercisable within 60 days of the date of this prospectus.

                              DESCRIPTION OF NOTES

      We issued the old notes to the initial purchasers on June 11, 2001. The initial purchasers sold all of the outstanding notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act. The terms of the new notes are identical in all material respects to the old notes, except for certain transfer restrictions and other rights relating to this exchange offer.

      Select issued the old notes under the Indenture (the "Indenture") among itself, the Subsidiary Guarantors and State Street Bank and Trust Company, N.A., as trustee (the "Trustee"), in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the Indenture apply to the old notes and the new notes to be issued in exchange for the old notes in this exchange offer (all such notes being referred to herein collectively as the "Notes"). The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

      This description of notes is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description of notes is only a summary, you should refer to the Indenture for a complete description of the obligations of Select and your rights.

      The section entitled "Certain Definitions" includes the definitions of a number of the capitalized terms used in this description. For definitions of other capitalized terms, please refer to the Indenture. References in this description to "Select," "we," "our," and "us" mean only Select Medical Corporation and not its subsidiaries.

General

      The Notes. The Notes:

    .  are general unsecured, senior subordinated obligations of Select;

    .  mature on June 15, 2009;

    . will be issued in denominations of $1,000 and integral multiples of $1,000;

    . are represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form. See "Book-Entry Settlement and Clearance";

    . are subordinated in right of payment to all existing and future Senior Indebtedness of Select, including, among other things, Bank Indebtedness;

    . rank equally in right of payment to any future Senior Subordinated Indebtedness of Select;

    . are unconditionally guaranteed on a senior subordinated basis by each Domestic Subsidiary of Select other than specified Existing Joint Venture Subsidiaries and New Joint Venture Subsidiaries. See "Subsidiary Guarantees"; and

    .  are eligible for trading in the PORTAL market.

      Additional Notes. The Indenture provides for the issuance of additional notes (the "Additional Notes") in one or more series from time to time, subject to the limitations set forth in the covenant described under "Certain Covenants--Limitation on Indebtedness." Any Additional Notes may vote as a class with the Notes and otherwise be treated as Notes for the purposes of the Indenture.

      Interest. Interest on the Notes will compound semi-annually and:

    .  accrue at the rate of 9 1/2% per annum;

    . accrue from the date of issuance or the most recent interest payment date;

    . be payable in cash semi-annually in arrears on June 15 and December 15, commencing on December 15, 2001;

    . be payable to the Holders of record on June 1 and December 1 immediately preceding the related interest payment dates; and

    . be computed on the basis of a 360-day year composed of twelve 30-day months.

      Payments on the Notes.

      Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of Select in the Borough of Manhattan, The City of New York (which initially will be an office of an Affiliate of the Trustee in New York, New York); at the option of Select, however, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Note Register; and in addition, if a Holder of at least $1 million in aggregate principal amount of Notes has given wire transfer instructions to us prior to the record date for a payment, we will make such payment of principal of, premium, if any, and interest on, such Holder's Notes in accordance with those instructions. Payment of principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by the Depositary or its nominee will be made by wire transfer of immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of such global Note. No service charge will be made for any registration of transfer or exchange of Notes, but Select may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

      Paying Agent and Registrar.

      The Trustee will initially act as Paying Agent and Registrar. Select may change the Paying Agent or Registrar without prior notice to the Holders of the Notes, and Select or any of its Domestic Subsidiaries may act as Paying Agent or Registrar.

      Transfer and Exchange.

      A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and Select may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Select is not required to transfer or exchange any Note selected for redemption. Also, Select is not required to transfer or exchange any Note during the 15-day period before a selection of Notes to be redeemed.

      The registered Holder of a Note will be treated as the owner of it for all purposes.

      Optional Redemption

      Except as described below, the Notes are not redeemable until June 15, 2005. On and after June 15, 2005, Select may redeem all or a part of the Notes from time to time upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

       Year                                                           Percentage
       ----                                                           ----------
       2005..........................................................  104.750%
       2006..........................................................  103.167%
       2007..........................................................  101.583%
       2008 and thereafter...........................................  100.000%

      Before June 15, 2004, Select may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes (including any Additional Notes) with the Net Cash Proceeds of one or more

Equity Offerings at a redemption price of 109.5% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date; provided that

    (1) at least 65% of the aggregate principal amount of the Notes (including any Additional Notes) remains outstanding after each such redemption; and

    (2) the redemption occurs within 90 days after the closing of such Equity Offering.

      In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion then deems to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

Ranking and Subordination

      The payment of the principal of, premium, if any, and interest on the Notes and any other payment obligations in respect of the Notes, including any obligation to repurchase the Notes, will be subordinated to the prior payment in full in cash or Cash Equivalents when due of all Senior Indebtedness of Select. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust (as described under "Defeasance" below), and payment in the form of Permitted Junior Securities, are not subordinate to any Senior Indebtedness or subject to these restrictions.

      As a result of the subordination provisions described below, Holders of the Notes may recover less than creditors of Select who are holders of Senior Indebtedness in the event of an insolvency, bankruptcy, reorganization, receivership or similar proceedings relating to Select. Moreover, the Notes will be structurally subordinated to the liabilities of the non-guarantor Subsidiaries of Select. At March 31, 2001, on a pro forma as adjusted basis to give effect to: (i) the sale of the Notes, including the application of the net proceeds thereof to repay existing indebtedness; (ii) the application of the net proceeds from Select's initial public offering; and (iii) net borrowings under our senior credit facility between April 1, 2001 and June 6, 2001:

    . Outstanding Senior Indebtedness would have been $112.8 million. This amount does not include up to $149.3 million in undrawn but available borrowing commitments under the Senior Credit Agreement, all of which would be secured.

    . Select would have had no Senior Subordinated Indebtedness other than the Notes. The Subsidiary Guarantors would have had $4.6 million of Indebtedness that would rank pari passu to the Notes.

    . Our Subsidiary Guarantors would have had $108.3 million of Guarantor Senior Indebtedness including $103.2 million guaranteed under the Senior Credit Agreement, all of which would be secured.

Although the Indenture limits the amount of indebtedness that Select and its Restricted Subsidiaries may incur, such indebtedness may be substantial and all of it may be Senior Indebtedness or Guarantor Senior Indebtedness, as the case may be, and all or some of it may be secured.

      Only Indebtedness of Select that is Senior Indebtedness ranks senior to the Notes in accordance with the provisions of the Indenture. The Notes in all respects rank equally with all other Senior Subordinated Indebtedness of Select. Unsecured Indebtedness is not deemed to be subordinate or junior to secured Indebtedness merely because it is unsecured. As described in "Certain Covenants--Limitation on Layering," Select may not incur any indebtedness that is senior in right of payment to the Notes, but junior in right of payment to Senior Indebtedness.

      Select may not pay principal of, premium on, if any, interest on, or other payment obligations in respect of, the Notes or make any deposit pursuant to the provisions described under "Defeasance" below and may not otherwise purchase, redeem or retire any Notes (collectively, "pay the Notes") if:

    (1) any Designated Senior Indebtedness is not paid when due in cash or Cash Equivalents; or

    (2) any other default on Designated Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full in cash or Cash Equivalents.

      However, Select may pay the Notes if Select and the Trustee receive written notice approving such payment from the Representative of the Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) of the immediately preceding sentence has occurred and is continuing.

      Select also will not be permitted to pay the Notes for a Payment Blockage Period (as defined below) during the continuance of any default, other than a default described in clause (1) or a default resulting in acceleration described in clause (2) of the preceding paragraph, on any Designated Senior Indebtedness that permits the holders of the Designated Senior Indebtedness to accelerate its maturity immediately without either further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods.

      A "Payment Blockage Period" commences on the receipt by the Trustee (with a copy to Select) of written notice (a "Blockage Notice") of a default of the kind described in the immediately preceding paragraph from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ends 179 days after receipt of the notice. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

    (1) by written notice to the Trustee and Select from the Person or Persons who gave such Blockage Notice;

    (2) because the default giving rise to such Blockage Notice is no longer continuing; or

    (3) because such Designated Senior Indebtedness has been repaid in full.

      Select may resume payments on the Notes after the end of the Payment Blockage Period, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period.

      In the event of:

    (1) a total or partial liquidation or a dissolution of Select;

    (2) a reorganization, bankruptcy, insolvency, receivership of or similar proceeding relating to Select or its property; or

    (3) an assignment for the benefit of creditors or marshaling of Select's assets and liabilities, then the holders of Senior Indebtedness will be entitled to receive payment in full in cash or Cash Equivalents in respect of Senior Indebtedness (including interest accruing after, or which would accrue but for, the commencement of any proceeding at the rate specified in the applicable Senior Indebtedness, whether or not a claim for such interest would be allowed) before the Holders of the Notes will be entitled to receive any payment or distribution, if any, of the assets or securities of Select. In addition, until the Senior Indebtedness is paid in full in cash or Cash Equivalents, any payment or distribution to which Holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to Holders of the Senior Indebtedness as their interests may appear. If a payment or distribution is made to holders of the Notes that, due to the subordination provisions, should not have been made to them, such holders are required to hold it in trust for the holders of Senior Indebtedness and pay the payment or distribution over to holders of Senior Indebtedness as their interests may appear.

Subsidiary Guarantees

      The Subsidiary Guarantors jointly and severally unconditionally guarantee Select's obligations under the Notes and all obligations under the Indenture. Each Subsidiary Guarantee is subordinated to the prior payment in full of all Guarantor Senior Indebtedness in the same manner and to the same extent that the Notes are subordinated to Senior Indebtedness. Each Subsidiary Guarantee ranks equally with all other Guarantor Senior Subordinated Indebtedness of that Subsidiary Guarantor. The Subsidiary Guarantors are not be permitted to incur indebtedness that is senior in right of payment to the Subsidiary Guarantee, but junior in right of payment to Guarantor Senior Indebtedness.

      At March 31, 2001, on a pro forma as adjusted basis to give effect to:
(i) the sale of the Notes, including the application of the net proceeds thereof to repay existing indebtedness; (ii) the application of the net proceeds from Select's initial public offering; and (iii) net borrowings under Select's senior credit facility between April 1, 2001 and June 6, 2001:

    . outstanding Guarantor Senior Indebtedness would have been $108.3 million, including $103.2 million borrowed under the Senior Credit Agreement, all of which would have been secured; and

    . the Subsidiary Guarantors would have had $4.6 million of Indebtedness that would rank equally with the Subsidiary Guarantees.

Although the Indenture limits the amount of indebtedness that Select and its Restricted Subsidiaries may incur, such indebtedness may be substantial and all of it may be Guarantor Senior Indebtedness, and all or some of it may be secured.

      The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

      In the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction to a Person which is not Select or a Restricted Subsidiary of Select, such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee if:

    (1) the sale or other disposition is in compliance with the Indenture, including the covenants described under "Certain Covenants-- Limitation on Sales of Assets and Subsidiary Stock" and "Certain Covenants--Limitation on Sales of Capital Stock of Restricted Subsidiaries;" and

    (2) all the obligations of such Subsidiary Guarantor under the Senior Credit Agreement and related documentation, and under any other agreements relating to any other Indebtedness of Select or any of its other Restricted Subsidiaries, terminate upon consummation of such transaction.

      In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture, the Subsidiary Guarantee and the Registration Rights Agreement if Select designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture. There will be no Unrestricted Subsidiaries on the Issue Date.

Change of Control

      If a Change of Control occurs, each Holder will have the right to require Select to repurchase all or any part (in integral multiples of $1,000) of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

      Within 30 days following any Change of Control, Select will mail a notice (the "Change of Control Offer") to each Holder, with a copy to the Trustee, stating:

    (1) that a Change of Control has occurred and that such Holder has the right to require Select to purchase its Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date) (the "Change of Control Payment");

    (2) the repurchase date, which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"); and

    (3) the procedures determined by Select, consistent with the Indenture, that a Holder must follow in order to have its Notes repurchased.

      On the Change of Control Payment Date, Select will, to the extent lawful:

    (1) accept for payment all Notes or portions of Notes in integral multiples of $1,000 properly tendered under the Change of Control Offer;

    (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

    (3) deliver or cause to be delivered to the Trustee the Notes so accepted, together with an Officers' Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by Select.

      The paying agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple of $1,000.

      If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender pursuant to the Change of Control Offer.

      The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders to require that Select repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

      Prior to mailing a Change of Control Offer, and as a condition to such mailing, (i) all Senior Indebtedness must be repaid in full, or Select must offer to repay all Senior Indebtedness and repay all Senior Indebtedness held by holders who accept such offer or (ii) the requisite holders of each issue of Senior Indebtedness shall have consented to such Change of Control Offer being made to the extent such consent is required under the terms of such Senior Indebtedness and shall have waived any event of default under such Senior Indebtedness, caused by the Change of Control. Select covenants to effect such repayment or obtain such consent and waiver within 30 days following any Change of Control, it being a default of the Change of Control provision of the Indenture if Select fails to comply with such covenant. A default under the Indenture may result in a cross-default under the Senior Credit Agreement. In the event of a default under the Senior Credit Agreement, the subordination provisions of the Indenture would likely restrict payments to the Holders of the Notes.

      Select will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Select and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

      Select will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, Select will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

      Select's ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of specified events that constitute a Change of Control may constitute a default under the Senior Credit Agreement. In addition, certain events that may constitute a change of control under the Senior Credit Agreement and cause a default under agreement may not constitute a Change of Control under the Indenture. Future Indebtedness of Select and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require Select to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on Select. Finally, Select's ability to pay cash to the Holders upon a repurchase may be limited by Select's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

      Even if sufficient funds were otherwise available, the terms of the Senior Credit Agreement may (and other Indebtedness may) prohibit Select's prepayment of Notes before their scheduled maturity. Consequently, if Select is not able to prepay the Bank Indebtedness and any such other Indebtedness containing similar restrictions or obtain any required consents, Select will be unable to fulfill its repurchase obligations if Holders of Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A default under the Indenture will result in a cross-default under the Senior Credit Agreement. In the event of a default under the Senior Credit Agreement, the subordination provisions of the Indenture would likely restrict payments to the Holders of the Notes.

      The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving Select by increasing the capital required to effectuate such transactions. The definition of "Change of Control" includes a disposition of all or substantially all of the property and assets of Select and its Restricted Subsidiaries, taken as a whole, to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person. As a result, it may be unclear whether a Change of Control has occurred and whether a Holder of Notes may require Select to make an offer to repurchase the Notes as described above.

Certain Covenants

      Limitation on Indebtedness.

      Select will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; provided, however, that Select and the Subsidiary Guarantors may Incur Indebtedness if on the date of the Incurrence:

    (1) the Consolidated Coverage Ratio for Select and its Restricted Subsidiaries is at least (a) 2.25 to 1.00; and

    (2) no Default or Event of Default has occurred or is continuing or would occur as a consequence of Incurring the Indebtedness.

      The first paragraph of this covenant will not prohibit the incurrence of the following Indebtedness:

    (1) Indebtedness Incurred pursuant to the Senior Credit Agreement in an aggregate principal amount up to $260.0 million at any one time outstanding less the aggregate principal amount of all principal repayments made as a result of the receipt of proceeds of Asset Dispositions, which repayments (in the case of the revolving credit facility thereunder) permanently reduce the commitments thereunder;

    (2) Indebtedness of Select owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by Select or any Restricted Subsidiary; provided, however,

      (a) if Select or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes or the Subsidiary Guarantees, as the case may be; and

      (b)(i) any subsequent issuance or transfer of Capital Stock or any other event that results in any such Indebtedness being beneficially held by a Person other than Select or a Restricted Subsidiary of Select, and

            (ii) any sale or other transfer of any such Indebtedness to a
                 Person other than Select or a Restricted Subsidiary of Select shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by Select or such Subsidiary, as the case may be.

    (3) Indebtedness represented by (a) the Notes (including any Exchange Notes, but excluding any Additional Notes), (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2), (5), (6), (7), (8) and (9)) outstanding on the Issue Date and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (3) or clause (4) or Incurred pursuant to the first paragraph of this covenant

    (4) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary is acquired by Select after the Issue Date (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by Select or (b) otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such Restricted Subsidiary is acquired by Select, Select would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (4);

    (5) Indebtedness of Select or any Subsidiary Guarantor under (x)
        Currency Agreements that are related to business transactions of Select or its Restricted Subsidiaries entered into in the ordinary course of business, or (y) Currency Agreements or Interest Rate Agreements that are entered into for bona fide hedging purposes of Select or its Restricted Subsidiaries and substantially correspond in terms of notional amount, duration, currencies and interest rates, as applicable, to Indebtedness of Select or its Restricted Subsidiaries Incurred without violation of the Indenture;

    (6) the Subsidiary Guarantees and other Guarantees by the Subsidiary Guarantors of Indebtedness Incurred in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed (a) ranks equally in right of payment with the Notes or any Subsidiary Guarantee, then the related Guarantee shall rank equally in right of payment to the Subsidiary Guarantees or (b) is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Subsidiary Guarantees;

    (7) Indebtedness incurred to insurance carriers in respect of workers' compensation claims or self-insurance obligations, or to issuers of performance, bid, surety and similar bonds or letters of credit or guarantees supporting performance of contracts (other than for borrowed money), in each case in the ordinary course of business;

    (8) Indebtedness arising from agreements of Select or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary, or for contingent earn-out payments based on performance of any business acquired by Select or any Restricted Subsidiary, provided that (in the case of any such disposition) the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Select and its Restricted Subsidiaries in connection with such disposition;

    (9) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of Incurrence;

    (10) Purchase Money Indebtedness and Capitalized Lease Obligations Incurred to finance the acquisition by the Company or a Restricted Subsidiary of any assets in the ordinary course of business that, together with all Refinancing Indebtedness Incurred in respect of Indebtedness previously Incurred pursuant to this clause (10), does not exceed $15.0 million in the aggregate at any time outstanding;

    (11) Indebtedness of Select or any Subsidiary Guarantor, to the extent the proceeds thereof are immediately used after the Incurrence thereof to purchase Notes tendered in an offer to purchase made as a result of a Change of Control;

    (12) Indebtedness of any Foreign Subsidiary in Canada under any working capital facility in an aggregate principal amount not to exceed Cdn. $5.0 million outstanding at any time; and

    (13) in addition to the items referred to in clauses (1) through (12) above, Indebtedness of Select and the Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (13) and then outstanding, will not exceed $35.0 million.

      Select and the Subsidiary Guarantors will not Incur any Indebtedness if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations or any Guarantor Subordinated Obligations unless such refinancing Indebtedness will be subordinated to the Notes and the Subsidiary Guarantees to at least the same extent as such Subordinated Obligations or Guarantor Subordinated Obligations. Select and the Subsidiary Guarantors will not Incur any Indebtedness if the proceeds thereof are used, directly or indirectly, to refinance any Indebtedness that ranks equally in right of payment with the Notes or any Subsidiary Guarantee unless such refinancing Indebtedness is Senior Subordinated Indebtedness or Subordinated Obligations (in the case of Select) or Guarantor Senior Subordinated Indebtedness or Guarantor Subordinated Obligations (in the case of a Subsidiary Guarantor). No Restricted Subsidiary other than a Subsidiary Guarantor may Incur any Indebtedness if the proceeds are used, directly or indirectly, to refinance Indebtedness of Select or a Subsidiary Guarantor.

      For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this covenant:

    (1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, Select, in its sole discretion, will classify such item of Indebtedness on the date of Incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses; provided that (a) any Indebtedness classified as Incurred pursuant to clause (13) of the second paragraph of this covenant may subsequently be reclassified as Incurred pursuant to the first paragraph of this covenant from and after the first date on which Select could Incur such Indebtedness under such first paragraph if deemed Incurred on such date, and (b) all Indebtedness incurred or outstanding under the Senior Credit Agreement on the Issue Date shall, be deemed Incurred exclusively pursuant to clause (1) of the second paragraph of this covenant; and

    (2) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

      Accrual of interest, accrual of dividends, the accretion of accreted value or fluctuations in exchange rates or commodity prices will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value of the Indebtedness in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

      In addition, Select will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of Select as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this "Limitation on Indebtedness" covenant, Select shall be in default of this covenant).

      Limitation on Layering.

      Select will not Incur any Indebtedness that is subordinate or junior in ranking in any respect to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is contractually subordinated in right of payment to all Senior Subordinated Indebtedness, including the Notes. No Subsidiary Guarantor will Incur any Indebtedness that is subordinate or junior in ranking in any respect to any Guarantor Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness is Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor or is contractually subordinated in right of payment to all Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor, including its Subsidiary Guarantee.

      Limitation on Restricted Payments.

      Select will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

    (1) declare or pay any dividend or make any distribution on or in respect of any Capital Stock of Select or any Restricted Subsidiary (including any payment in connection with any merger or consolidation involving Select or any of its Restricted
        Subsidiaries) except:

      (a) dividends or distributions payable in Capital Stock of Select (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of Select; and

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      (b) dividends or distributions payable to Select or a Restricted
          Subsidiary of Select (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

    (2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of Select, or any Capital Stock of any Restricted Subsidiary or any direct or indirect parent of Select held by Persons other than Select or a Restricted Subsidiary of Select, other than in exchange for Capital Stock of Select (other than Disqualified Stock);

    (3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

    (4) make any Restricted Investment in any Person

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses
(1) through (4) shall be referred to herein as a "Restricted Payment"), if at the time Select or such Restricted Subsidiary makes such Restricted Payment:

    (a) a Default or Event of Default shall have occurred and be continuing (or would result from the Restricted Payment); or

    (b) Select is not able to incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the "Limitation on Indebtedness" covenant after giving effect to such Restricted Payment; or

    (c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of:

      (i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated financial statements of Select have been delivered to the Trustee in accordance with the "SEC Reports" covenant (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

      (ii) the aggregate Net Cash Proceeds received by Select from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of Select or to an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or guaranteed by Select or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination);

      (iii) the amount by which Indebtedness of Select is reduced on Select's balance sheet upon the conversion or exchange (other than by a Subsidiary of Select) subsequent to the Issue Date of any Indebtedness of Select convertible or exchangeable for Capital Stock (other than Disqualified Stock) of Select (less the amount of any cash, or other property, distributed by Select upon such conversion or exchange); and

      (iv) the amount equal to the net reduction in Restricted Investments made by Select or any of its Restricted Subsidiaries in any Person resulting from:

             (A) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, or repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to Select or any Restricted Subsidiary of Select; or

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             (B) the redesignation of Unrestricted Subsidiaries as Restricted
                 Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by Select or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income.

      The provisions of the preceding paragraph will not prohibit:

    (1) any purchase or redemption of Capital Stock or Subordinated Obligations of Select made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Select (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by Select or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that (a) such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale will be excluded from clause (c)(ii) of the preceding paragraph;

    (2) any purchase or redemption of Subordinated Obligations of Select made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of Select that qualifies as Refinancing Indebtedness; provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments;

    (3) so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted under the "Limitation on Sales of Assets and Subsidiary Stock" covenant; provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments;

    (4) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividends will be included in the calculation of the amount of Restricted Payments;

    (5) so long as no Default or Event of Default has occurred and is continuing (or would result therefrom) loans or advances to employees or directors of Select or any Subsidiary of Select the proceeds of which are used to purchase Capital Stock of Select other than Disqualified Stock (or repurchases of such Capital Stock in exchange for cancellation of such loans or advances), in an aggregate amount not in excess of $2.0 million at any one time outstanding; provided, however, that (a) the amount of such loans and advances will be included in the calculation of the amount of Restricted Payments and (b) the Net Cash Proceeds from any such sale of Capital Stock of Select will be excluded from clause
         (c)(ii) of the preceding paragraph;

    (6) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof, provided, however, that such repurchases will be excluded from the calculation of the amount of Restricted Payments;

    (7) any purchase or redemption of (A) Disqualified Stock of Select made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of Select that qualifies as Refinancing Indebtedness or (B) Disqualified Stock of a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of such Restricted Subsidiary or Select that qualifies as Refinancing Indebtedness; provided, however, in each case under this clause (7) that (i) such Refinancing Indebtedness is not issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by Select

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       or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination, (ii) at the time of such exchange, no Default or Event of Default shall have occurred and be continuing or would result therefrom and (iii) such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments;

    (8) upon the occurrence of a Change of Control and within 60 days after the completion of the offer to repurchase the Notes pursuant to the covenant described under "Change of Control" above (including the purchase of all Notes tendered), any purchase or redemption of Subordinated Obligations required pursuant to the terms thereof as a result of such Change of Control at a purchase or redemption price not to exceed the outstanding principal amount thereof, plus accrued and unpaid interest thereon, if any; provided, however, that (A) at the time of such purchase or redemption, no Default shall have occurred and be continuing (or would result therefrom),
         (B) Select would be able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "--Limitation on Indebtedness" after giving pro forma effect to such Restricted Payment, (C) such purchase or redemption is not made, directly or indirectly, from the proceeds of (or made in anticipation of) any Incurrence of Indebtedness by Select or any Subsidiary and (D) such purchase or redemption will be included in the calculation of the amount of Restricted Payments;

    (9) purchases of Capital Stock of Restricted Subsidiaries from minority holders, provided that upon giving effect to any such purchase of Capital Stock of any Restricted Subsidiary, such Subsidiary shall be a Subsidiary Guarantor; provided, however, that such purchases will be excluded in the calculation of the amount of Restricted Payments;

    (10) so long as no Default or Event of Default has occurred and is continuing (or would result therefrom), an Investment in a minority interest in a Person not engaged in any business other than a Related Business, together with all other Investments pursuant to this clause (10), in an aggregate amount at the time of such Investment not to exceed $10.0 million outstanding at any one time (the amount of such Investment outstanding at any time to be equal to its original cost minus the net proceeds realized by Select upon repurchase, repayment or redemption thereof, or sale thereof to an unaffiliated purchaser, but not less than zero) (any such Person, a "Permitted Joint Venture"); provided, however, that such Investments (a) will be included in the calculation of the amount of Restricted Payments and (b) will be excluded in calculating any net reduction in Restricted Investments for purposes of clause
         (c)(iv) of the preceding paragraph; and

    (11) Restricted Payments in an amount not to exceed $20.0 million in the aggregate.

      The amount of all Restricted Payments, other than cash, shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by Select or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined by the Board of Directors acting in good faith whose resolution with respect thereto shall be delivered in writing to the Trustee. Not later than the date of making any Restricted Payment, Select shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

      Limitation on Liens.

      Select will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien (other than Permitted Liens) upon any property or assets of Select or any of its Restricted Subsidiaries (including Capital Stock), whether owned on the date of the Indenture or acquired after that date, securing any Indebtedness that ranks equally with, or is subordinate or junior to, the Notes or any Subsidiary Guarantee in right of payment, unless contemporaneously with the incurrence of such Lien effective

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provision is made to secure the Indebtedness due under the Indenture and the
Notes or, in the case of a Lien on any Restricted Subsidiary's property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or prior to, in the case of Liens with respect to Indebtedness that is subordinate or junior in right of payment to the Notes or any Subsidiary Guarantee, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

     Limitation on Restrictions on Distributions from Restricted Subsidiaries.

     Select will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

    (1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to Select or any Restricted Subsidiary;

    (2) make any loans or advances to Select or any Restricted Subsidiary; or

     (3)transfer any of its property or assets to Select or any Restricted Subsidiary.

     The preceding paragraph will not prohibit:

    (i) any encumbrance or restriction pursuant to an agreement as in effect at or entered into on the Issue Date, including, without limitation, the Indenture and the Senior Credit Agreement and any governing agreements or instruments of Existing Joint Venture Subsidiaries, in each case as in effect on such date;

    (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by Select (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Select, or in contemplation of the transaction) and outstanding on such date;

    (iii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment to an agreement referred to in clause
           (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or amendment are not less favorable to the Holders of the Notes than the encumbrances and restrictions contained in such agreements referred to in clause (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, as applicable;

     (iv) in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

          (a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

          (b) contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of Select or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements;

          (c) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of Select or any Restricted Subsidiary; or

          (d) imposed by purchase money obligations for property acquired in the ordinary course of business, on the property so acquired;

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    (v)    any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

    (vi) any restriction with respect to a Restricted Subsidiary contained in any agreement or instrument governing Capital Stock (other than Disqualified Stock) of any Restricted Subsidiary that is in effect on the date such Restricted Subsidiary is acquired by Select (and is not incurred in contemplation of such transaction);

    (vii) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order; and

    (viii) encumbrances or restrictions arising under provisions in governing joint venture agreements or instruments of any New Joint Venture Subsidiaries, provided that such encumbrances and restrictions are not less favorable to the Holders of the Notes than the encumbrances and restrictions contained in the governing joint venture agreements or instruments of Existing Joint Venture Subsidiaries referred to in clause (i) of this paragraph as in effect on the Issue Date.

      Limitation on Sales of Assets and Subsidiary Stock.

      Select will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

    (1) Select or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition;

    (2) at least 75% of the consideration from such Asset Disposition received by Select or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

    (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Select or such Restricted Subsidiary, as the case may be:

      (a) first, to the extent Select or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Senior Indebtedness or Guarantor Senior Indebtedness), to prepay, repay or purchase Senior Indebtedness, Guarantor Senior Indebtedness or, if such Restricted Subsidiary is a Foreign Subsidiary, Indebtedness (other than any Preferred Stock or any Indebtedness that is subordinate or junior in right of payment to any other Indebtedness) of such Foreign Subsidiary (in each case other than Indebtedness owed to Select or an Affiliate of Select) within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), Select or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and

      (b) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (a), to the extent Select or such Restricted Subsidiary elects, to invest in Additional Assets within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash.

      Any Net Available Cash from Asset Sales that are not applied or invested as provided in the preceding paragraph will be deemed to constitute "Excess Proceeds." On the 361st day after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds $15.0 million, Select will be required to make an offer ("Asset

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Sale Offer") to all Holders of Notes and, to the extent required by the terms of other Senior Subordinated Indebtedness, to all holders of other Senior Subordinated Indebtedness outstanding with similar provisions requiring Select to make an offer to purchase such Senior Subordinated Indebtedness with the proceeds from any Asset Disposition ("Pari Passu Notes"), to purchase the maximum principal amount of Notes and any such Pari Passu Notes to which the Asset Sale Offer applies that may be purchased out of the Excess Proceeds, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in integral multiples of $1,000 at an offer price in cash in an amount equal to (x) in the case of the Notes, 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase, and (y) in the case of the Pari Passu Notes, 100% of the lesser of the then accreted value (if applicable) and the principal amount of the Pari Passu Notes, plus accrued and unpaid interest to the date of purchase. To the extent that the aggregate amount of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Sale Offer is less than the Excess Proceeds, Select may use any remaining Excess Proceeds for general corporate purposes, subject to the other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by Holders of the Notes and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, Select shall select the Notes and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and the lesser of the then aggregate accreted value and the aggregate principal amount of the tendered Pari Passu Notes. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

      The Asset Sale Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the "Asset Sale Offer Period"). No later than five Business Days after the termination of the Asset Sale Offer Period (the "Asset Sale Purchase Date"), Select will purchase the principal amount of Notes and Pari Passu Notes required to be purchased pursuant to this covenant (the "Asset Sale Offer Amount") or, if less than the Asset Sale Offer Amount has been so validly tendered, all Notes and Pari Passu Notes validly tendered in response to the Asset Sale Offer.

      If the Asset Sale Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

      On or before the Asset Sale Purchase Date, Select will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Sale Offer Amount of Notes and Pari Passu Notes or portions of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Sale Offer, or if less than the Asset Sale Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in integral multiples of $1,000. Select will deliver to the Trustee an Officers' Certificate stating that such Notes or portions thereof were accepted for payment by Select in accordance with the terms of this covenant and, in addition, Select will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. Select will promptly (but in any case not later than five Business Days after the termination of the Asset Sale Offer Period) mail or deliver to each tendering Holder of Notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Notes so validly tendered and not properly withdrawn by such Holder or lender, as the case may be, and accepted by Select for purchase, and Select will promptly issue a new Note, and the Trustee, upon delivery of an Officers' Certificate from Select will authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple of $1,000. In addition, Select will take any and all other actions required by the agreements governing the Pari Passu Notes. Any Note not so accepted will be promptly mailed or delivered by Select to the Holder thereof. Select will publicly announce the results of the Asset Sale Offer on the Asset Sale Purchase Date.

      For the purposes of this covenant, securities, notes or other obligations received by Select or any Restricted Subsidiary of Select from the transferee in such Asset Disposition that are promptly converted by Select or such Restricted Subsidiary into cash, will be deemed to be cash.

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      Select will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Select will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

      Limitation on Affiliate Transactions.

      Select will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Select or any Restricted Subsidiary (such transaction or transactions an "Affiliate Transaction") unless:

    (1) the terms of such Affiliate Transaction are no less favorable to Select or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate;

    (2) in the event such Affiliate Transaction involves an aggregate amount in excess of $5.0 million, the terms of such Affiliate Transaction have been approved by a majority of the members of the Board of Directors of Select and by a majority of members of such Board having no direct or indirect financial or other interest in such Affiliate Transaction (and each such majority determines that such Affiliate Transaction satisfies the criteria in clause (1) above; and

    (3) in the event such Affiliate Transaction involves an aggregate amount in excess of $15.0 million, Select has received a written opinion from an independent investment banking firm of nationally recognized standing that such Affiliate Transaction is not less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arms-length basis from a Person that is not an Affiliate.

      The preceding paragraph will not apply to:

    (1) any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the "Limitation on Restricted Payments" covenant;

    (2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans and other fees, compensation, benefits and indemnities paid or entered into by Select or its Restricted Subsidiaries in the ordinary course of business to or with officers, directors or employees of Select and its Restricted Subsidiaries;

    (3) loans or advances to employees in the ordinary course of business of Select or any of its Restricted Subsidiaries;

    (4) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors or employees of Select or any Restricted Subsidiary of Select;

    (5) any transaction between Select and a Subsidiary Guarantor or between Subsidiary Guarantors;

    (6) any transaction with a Non-Guarantor Subsidiary or Permitted Joint Venture in the ordinary course of business that complies with the requirements of clause (1) of the first paragraph of this covenant;

    (7) the performance of obligations of Select or any of its Restricted Subsidiaries under the terms of any agreement to which Select or any of its Restricted Subsidiaries is a party on the Issue Date and identified on a schedule to the Indenture on the Issue Date, as these agreements may be amended, modified or supplemented from time to time in compliance with the first paragraph of this covenant; and

    (8) the issuance or sale of any Capital Stock (other than Disqualified Stock) of Select.

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      Limitation on Sale of Capital Stock of Restricted Subsidiaries.

      Select will not, and will not permit any Restricted Subsidiary of Select to, transfer, convey, sell, lease or otherwise dispose of, (including, but not limited to, by means of a merger, consolidation, or similar transaction) any Voting Stock of any Restricted Subsidiary or to issue any of the Voting Stock of a Restricted Subsidiary (other than, if required by applicable law, shares of its Voting Stock constituting directors' qualifying shares) to, or merge or consolidate or engage in any similar transaction with, any Person except:

    (1) to or into Select or a Wholly-Owned Subsidiary; or

    (2) for the sale of all of the Voting Stock of a Restricted Subsidiary to a Person other than Select or a Subsidiary of Select in compliance with the "Limitation on Sales of Assets and Subsidiary Stock" covenant.

      SEC Reports.

      Notwithstanding that Select may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act or the Commission, Select will file with the Commission, and provide the Trustee and the Holders of the Notes with, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act (or the rules of the Commission promulgated thereunder) within the time periods specified therein. In the event that Select is not permitted to file such reports, documents and information with the Commission pursuant to the Exchange Act, Select will nevertheless provide such Exchange Act information to the Trustee and the Holders of the Notes as if Select were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein.

      If Select has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial, statements, and in Management's Discussion and Analysis of Results of Operations and Financial Condition, of the financial condition and results of operations of Select and its Restricted Subsidiaries.

      Merger and Consolidation.

      Select will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to any Person, unless:

    (1) the resulting, surviving or transferee Person (the "Successor Company") will be a corporation organized and existing under the laws of the United States of America, any State of the United States of America or the District of Columbia and the Successor Company (if not Select) expressly assumes, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Select under the Notes, the Indenture and the Registration Rights Agreement;

    (2) immediately after giving effect to such transaction, and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction, no Default or Event of Default shall have occurred and be continuing;

    (3) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the "Limitation on Indebtedness" covenant;


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    (4) each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to the Successor Company obligations in respect of the Indenture and the Notes and its obligations under the Registration Rights Agreement shall continue to be in effect; and

    (5) Select shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and each such supplemental indenture comply with the Indenture.

      For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of Select, which properties and assets, if held by Select instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of Select on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of Select.

      The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, Select under the Indenture, but, in the case of a lease of all or substantially all its assets, Select will not be released from the obligation to pay the principal of and interest on the Notes.

      Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve "all or substantially all" of the property or assets of a Person.

      Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary of Select may consolidate with, merge into or transfer all or part of its properties and assets to Select and (y) Select may merge with an Affiliate incorporated solely for the purpose of reincorporating Select in another jurisdiction to realize tax or other benefits.

      Future Subsidiary Guarantors.

      On the Issue Date, all Domestic Subsidiaries will be Subsidiary Guarantors, other than Existing Joint Venture Subsidiaries. After the Issue Date, Select will cause each Restricted Subsidiary that is not then a Subsidiary Guarantor, other than any Foreign Subsidiary, any New Joint Venture Subsidiary or any Existing Joint Venture Subsidiary, to execute and deliver to the Trustee a supplemental indenture providing a Subsidiary Guarantee pursuant to which such Subsidiary Guarantor will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the Notes on a senior subordinated basis.

      The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

      Select will cause any Domestic Subsidiary that becomes "100% owned" (as defined in Section 3-10(h)(1) of Regulation S-X (Title 17, Code of Federal Regulations, Part 210)) by Select after the Issue Date to become a Subsidiary Guarantor pursuant to this covenant.

      Notwithstanding the exception to the first paragraph of this covenant, neither Select nor any Restricted Subsidiary shall create or acquire any Non-Guarantor Subsidiary or designate any Restricted Subsidiary to be an Unrestricted Subsidiary unless after giving effect to such creation, acquisition or designation, all Non-Guarantor Subsidiaries and Unrestricted Subsidiaries taken as a whole on a combined basis (including such Non-Guarantor Subsidiary or Unrestricted Subsidiary) shall not account for more than 25% of EBITDA,

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and shall not have total assets in an amount exceeding 17% of the total assets of Select and its Subsidiaries on a combined basis (including any unconsolidated Subsidiaries, and adjusted to eliminate any intercompany balances) as at the end of and for, the most recently ended four consecutive fiscal quarters of Select for which consolidated financial statements of Select have been delivered to the Trustee, in accordance with the "SEC Reports" covenant, giving effect to such creation, acquisition or designation on a pro forma basis as if such transaction had occurred at the beginning of such four-quarter period.

      Limitation on Lines of Business.

      Select will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

      Payments for Consent.

      Neither Select nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Events of Default

      Each of the following is an Event of Default:

    (1) default in any payment of interest or additional interest (as required by the Registration Rights Agreement) on any Note when due, continued for 30 days, whether or not such payment is prohibited by the provisions described under "Ranking and Subordination";

    (2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise, whether or not such payment is prohibited by the provisions described under "Ranking and Subordination";

    (3) failure by Select or any Subsidiary Guarantor to comply with its obligations under the covenants described under "Change of Control" or "Certain Covenants--Merger and Consolidation";

    (4) failure by Select to comply for 30 days after notice with any of its obligations under the covenants described under "Certain Covenants" above (in each case, other than a failure so to comply covered by clause (2) or (3) above);

    (5) failure by Select to comply for 60 days after notice with its other agreements contained in the Indenture;

    (6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of Select or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Select or any of its Restricted Subsidiaries), other than Indebtedness owed to Select or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists or is created after the date of the Indenture, which default:

      (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness before the expiration of the grace period provided in such Indebtedness ("payment default"); or

      (b) results in the acceleration of such Indebtedness prior to its maturity (the "cross acceleration provision");

      and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

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    (7) certain events of bankruptcy, insolvency or reorganization of Select or any Restricted Subsidiary (the "bankruptcy provisions");

    (8) failure by Select or any Restricted Subsidiary to pay final judgments aggregating in excess of $5.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the "judgment default provision"); or

    (9) any Subsidiary Guarantee of any Subsidiary Guarantor ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its Subsidiary Guarantee.

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify Select of the default and Select does not cure such default within the time specified in clauses (4) and
(5) of this paragraph after receipt of such notice.

      If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to Select, or the Holders of at least 25% in principal amount of the outstanding Notes by notice to Select and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

      Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

    (1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

    (2) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

    (3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

    (4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

    (5) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

      Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available

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to the Trustee or of exercising any trust or power conferred on the Trustee.
The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

      The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders. In addition, Select is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Select also is required to deliver to the Trustee, within 30 days after the occurrence of a Default, written notice of any events that would constitute certain Defaults, their status and what action Select is taking or proposes to take in respect thereof.

Amendments and Waivers

      Subject to specified exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to specified exceptions, any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things:

    (1) reduce the amount of Notes whose Holders must consent to an amendment;

    (2) reduce the stated rate of or extend the stated time for payment of interest on any Note;

    (3) reduce the principal of or extend the Stated Maturity of any Note;

    (4) reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be or may be required to be redeemed or repurchased as described above under "Optional Redemption," or any similar provision, whether through an amendment or waiver of provisions in the covenants or any related definition or otherwise;

    (5) make any Note payable in money other than that stated in the Note;

    (6) impair the right of any Holder to receive payment of, premium, if any, principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes; or

    (7) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions.

      Without the consent of any Holder, Select, the Subsidiary Guarantors and the Trustee may amend the Indenture to:

    (1) cure any ambiguity, omission, defect or inconsistency;

    (2) provide for the assumption by a successor corporation of the obligations of Select under the Indenture;

    (3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f) (2) (B) of the Code);

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    (4) add Guarantees with respect to the Notes;

    (5) secure the Notes;

    (6) add to the covenants of Select for the benefit of the Holders or surrender any right or power conferred upon Select;

    (7) make any change that does not adversely affect the rights of any Holder; or

    (8) comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

      The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, Select is required to mail to the Holders a notice briefly describing such amendment. However, the failure to give such notice to all the Holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Defeasance

      Select may, at its option and at any time, elect to have all of its obligations and the obligations of the Subsidiary Guarantors discharged under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes, to maintain a registrar and paying agent in respect of the Notes and the rights of the Holders of the outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust. If Select exercises its legal defeasance option, the Subsidiary Guarantees in effect at such time will terminate.

      Select at any time may terminate its obligations under covenants described under "Certain Covenants" (other than "Merger and Consolidation"), the operation of the cross-default upon a payment default, the cross acceleration provisions, the bankruptcy provisions, the judgment default provision and the Subsidiary Guarantee provision described under "Events of Default" above and the limitations contained in clause (3) under "Certain Covenants--Merger and Consolidation" above ("covenant defeasance").

      Select may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Select exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If Select exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Restricted Subsidiaries), (8) or (9) under "Events of Default" above or because of the failure of Select to comply with clause (3) under "Certain Covenants-- Merger and Consolidation" above.

      In order to exercise either defeasance option, Select must irrevocably deposit in trust (the "defeasance trust") with the Trustee, for the benefit of Holders of the Notes, cash or U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that Holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

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In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of Select or any Subsidiary Guarantor, as such, shall have any liability for any obligations of Select or any Subsidiary Guarantor under the Notes, the Indenture or the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Concerning the Trustee

      State Street Bank and Trust Company is the Trustee under the Indenture and has been appointed by Select as Registrar and Paying Agent with regard to the Notes.

Governing Law

      The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

      "Additional Assets" means:

    (1) any property or assets (other than Indebtedness and Capital Stock) to be used by Select or a Restricted Subsidiary in a Related Business;

    (2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Select or a Restricted Subsidiary of Select; or

    (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of Select;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is not engaged in any business other than a Related Business.

      "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

      "Asset Disposition" means any direct or indirect sale, lease, transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions, of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares to the extent required by applicable law), property or other assets (each referred to for the purposes of this definition as a "disposition") by Select or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

      Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

    (1) a disposition by a Restricted Subsidiary to Select or by Select or a Restricted Subsidiary to a Wholly-Owned Subsidiary;

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    (2) the sale of cash or Cash Equivalents in the ordinary course of business;

    (3) a disposition of inventory in the ordinary course of business;

    (4) a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of Select and its Restricted Subsidiaries and that in each case is disposed of in the ordinary course of business;

    (5) transactions governed by and permitted under "Certain Covenants-- Merger and Consolidation";

    (6) an issuance of Capital Stock by a Restricted Subsidiary of Select to Select or to a Wholly-Owned Subsidiary;

    (7) for purposes of the covenant described under "Certain Covenants-- Limitation on Sales of Assets and Subsidiary Stock" only, the making of a disposition governed by and subject to the covenant described under "Certain Covenants--Limitation on Restricted Payments";

    (8) any disposition or series of related dispositions of assets with an aggregate fair market value, and for net proceeds, of less than $1.0 million; and

    (9) the licensing or sublicensing of intellectual property or other general intangibles and any license, lease or sublease of other property, in each case that is in the ordinary course of business and does not materially interfere with the business of Select and its Restricted Subsidiaries.

      "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

      "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

      "Bank Indebtedness" means any and all amounts, whether outstanding on the Issue Date or Incurred after the Issue Date, payable under or in respect of the Senior Credit Agreement and any related notes, collateral documents, letters of credit and guarantees and any Interest Rate Agreement entered into in connection with the Senior Credit Agreement, including principal, any premium, interest (including interest accruing after or that would accrue but for the filing of any petition in bankruptcy or for reorganization relating to Select or any Subsidiary thereof at the rate specified therein whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

      "Board of Directors" means, as to any Person, the board of directors of such Person.

      "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities exchangeable for or convertible into such equity.

      "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

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      "Cash Equivalents" means:

    (1) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

    (2) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition thereof, having one of the two highest credit ratings obtainable from both Standard & Poor's Ratings Services and Moody's Investors Service, Inc.;

    (3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank organized in the United States of America, the long-term debt of which is rated at the time of acquisition thereof in one of the two highest categories obtainable from both Standard & Poor's Ratings Services and Moody's Investors Service, Inc., and having combined capital and surplus in excess of $500.0 million;

    (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and
        (3) entered into with any bank meeting the qualifications specified in clause (3) above;

    (5) commercial paper rated at the time of acquisition thereof in one of the two highest categories obtainable from both Standard & Poor's Ratings Services and Moody's Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

    (6) interests in any investment company or money market fund which invests solely in instruments of the type specified in clauses (1) through (5) above.

      "Change of Control" means:

    (1) any "person" or "group" of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of Select (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of Select held by an entity, if such person or group "beneficially owns" (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such entity; or

    (2) the first day on which a majority of the members of the Board of Directors of Select are not Continuing Directors; or

    (3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Select and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

    (4) the adoption by the stockholders of Select of a plan or proposal for the liquidation or dissolution of Select.


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      "Code" means the Internal Revenue Code of 1986, as amended.

      "Consolidated Coverage Ratio" means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of Select have been delivered to the Trustee in accordance with the covenant described under "Certain Covenants--SEC Reports" to (y) Consolidated Interest Expense for such four fiscal quarters, provided, however, that:

    (1) if Select or any Restricted Subsidiary:

      (a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be computed based on (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

      (b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

    (2) if since the beginning of such period Select or any Restricted Subsidiary will have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition:

      (a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

      (b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Select or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Select and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary so long as Select and its continuing Restricted Subsidiaries have been completely and unconditionally released from all liability with respect to such Indebtedness after such sale);


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    (3) if since the beginning of such period Select or any Restricted
        Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary or is merged with or into Select) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, that constitutes all or substantially all of an operating unit, division or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

    (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Select or any Restricted Subsidiary since the beginning of such period) will have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by Select or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

      If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

      "Consolidated EBITDA" for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

    (1) Consolidated Interest Expense;

    (2) Consolidated Income Taxes;

    (3) consolidated depreciation expense;

    (4) consolidated amortization of intangibles;

    (5) minority interest in consolidated subsidiary companies (minus the amount of any mandatory cash distribution with respect to any minority interest other than in connection with a proportionate discretionary cash distribution with respect to the interest held by Select or any Restricted Subsidiary); and

    (6) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation).

Notwithstanding the preceding sentence, clauses (2) through (6) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (6) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to Select by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

      "Consolidated Income Taxes" means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority, which taxes

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or other payments are calculated by reference to the income or profits of such
Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

      "Consolidated Interest Expense" means, for any period, the total interest expense of Select and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

    (1) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

    (2) amortization of debt discount;

    (3) non-cash interest expense;

    (4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

    (5) the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;

    (6) net costs associated with Hedging Obligations (including amortization of fees);

    (7) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

    (8) the product of (a) all dividends paid or payable in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Restricted Subsidiaries, payable to a Person other than Select or a Wholly-Owned Subsidiary (excluding, in the case of Select, dividends paid prior to the Issue Date on its Class A or Class B preferred stock outstanding on April 4, 2001), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; and

    (9) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Select) in connection with Indebtedness Incurred by such plan or trust; provided, however, that there will be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by Select or any Restricted Subsidiary.

    For purposes of the foregoing, total interest expense will be determined after giving effect to any net payments made or received by Select and its Subsidiaries with respect to Interest Rate Agreements.

      "Consolidated Net Income" means, for any period, the net income (loss) of Select and its consolidated Restricted Subsidiaries determined in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

    (1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

      (a) subject to the limitations contained in clauses (4), (5) and (6) below, Select's equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Person

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         during such period to Select or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

      (b) Select's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income;

    (2) any net income (loss) of any Person acquired by Select or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

    (3) any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Select, except that:

      (a) subject to the limitations contained in clauses (4), (5) and (6) below, Select's equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to Select or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

      (b) Select's equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

    (4) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of Select or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

    (5) any extraordinary gain or loss; and

    (6) the cumulative effect of a change in accounting principles.

      "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Select who:

    (1) was a member of such Board of Directors on the date of the Indenture; or

    (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

      "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

      "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

      "Designated Senior Indebtedness" means the Bank Indebtedness.

      "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

    (1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

    (2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock that is convertible or exchangeable solely at the option of Select or a Restricted Subsidiary); or

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

    (3) is redeemable at the option of the holder of the Capital Stock, in whole or in part,

    in each case on or prior to the date that is 91 days after the date (a) on which the Notes mature or (b) on which there are no Notes outstanding.

      "Domestic Subsidiary" means any Restricted Subsidiary that is organized under the laws of, or conducts a majority of its business or operations in, the United States of America or any state thereof or the District of Columbia.

      "EBITDA" for any period means, without duplication, the net income (loss) of Select and its Subsidiaries on a combined basis, plus the following to the extent deducted in calculating such net income (loss), in each case determined in accordance with GAAP: (1) total interest expense, whether paid or accrued,
(2) taxes imposed upon income or profits included in such net income (loss),
(3) depreciation expense, (4) amortization of intangibles and (5) other non-cash charges reducing such net income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation).

      "Equity Offering" means an underwritten primary public offering for cash by Select of its common stock, or options, warrants or rights with respect to its common stock, pursuant to an effective registration statement under the Securities Act (whether alone or in connection with any secondary public offering).

      "Existing Joint Venture Subsidiary" means any Domestic Subsidiary in existence on the Issue Date that is not engaged in any business other than a Related Business and is not "100% owned" (as defined in Section 3-10(h)(1) of Regulation S-X (Title 17, Code of Federal Regulations, Part 210)) by Select, and is listed in a schedule to the Indenture.

      "Foreign Subsidiary" means any Restricted Subsidiary that is not a Domestic Subsidiary.

      "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

      "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing or in effect guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

    (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

    (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

      "Guarantor Senior Indebtedness" means, with respect to a Subsidiary Guarantor, the following whether outstanding on the Issue Date or thereafter issued, created, Incurred or assumed, without duplication:

    (1) the Bank Indebtedness Incurred by such Subsidiary Guarantor;

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    (2) all Guarantees by such Subsidiary Guarantor of Senior Indebtedness of Select or Guarantor Senior Indebtedness of any other Subsidiary Guarantor; and

    (3) all obligations consisting of principal of, premium on, if any, accrued and unpaid interest on, and fees and other amounts relating to, all other Indebtedness of the Subsidiary Guarantor.

      Guarantor Senior Indebtedness includes interest accruing after, or that would accrue but for, the filing of any petition in bankruptcy or for reorganization relating to the Subsidiary Guarantor at the rate specified in the documentation with respect thereto, whether or not post-filing interest is allowed in such proceeding.

      Notwithstanding anything to the contrary in the preceding paragraph, Guarantor Senior Indebtedness will not include:

    (1) any Indebtedness with respect to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations in respect of such Indebtedness are not superior in right of, or are subordinate to, payment of the Notes or any Subsidiary Guarantee;

    (2) any obligations of such Subsidiary Guarantor to another Subsidiary or to Select;

    (3) any liability for Federal, state, local, foreign or other taxes owed or owing by such Subsidiary Guarantor;

    (4) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

    (5) any Indebtedness, Guarantee or obligation of such Subsidiary Guarantor that is subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of such Subsidiary Guarantor, including, without limitation, any Guarantor Senior Subordinated Indebtedness and Guarantor Subordinated Obligations of such Guarantor;

    (6) any obligations in respect of Capital Stock or Attributable
        Indebtedness;

    (7) any Indebtedness Incurred in violation of the Indenture; or

    (8) any Indebtedness described in the last paragraph of the definition of the term "Indebtedness.

      "Guarantor Senior Subordinated Indebtedness" means, with respect to a Subsidiary Guarantor, the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and any other Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that specifically provides that such Indebtedness is to rank equally in right of payment with the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and is not subordinated in right of payment to any Indebtedness of such Subsidiary Guarantor that is not Guarantor Senior Indebtedness of such Subsidiary Guarantor.

      "Guarantor Subordinated Obligation" means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee.

      "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

      "Incur" means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms "Incurred" and "Incurrence" have meanings correlative to the foregoing.


                                      125
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     "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

    (1) the principal of and premium, if any, in respect of indebtedness of such Person for borrowed money;

    (2) the principal of and premium, if any, in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

    (3) all obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 10 days of Incurrence);

    (4) all obligations of such Person to pay the deferred and unpaid purchase price of property (or services), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or completion of such services;

    (5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

    (6) all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

    (7) Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

    (8) Indebtedness of other Persons to the extent Guaranteed by such Person; and

    (9) to the extent not otherwise included in this definition, net obligations of such Person under Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     In addition, "Indebtedness" of any Person shall include Indebtedness of a type described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

    (1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a "Joint Venture");

    (2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a "General Partner"); and

    (3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person;

    and then such Indebtedness shall be included in an amount not to exceed:

      (a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

      (b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of

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         such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense.

      "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

      "Investment" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) including (a) any direct or indirect advance, loan (other than advances to customers in the ordinary course of business) or other extension of credit (including by way of Guarantee or similar arrangement, but excluding any bank deposit (other than a time deposit) in the ordinary course of business, to the extent the same may be deemed an extension of credit to the depository bank) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, any other Person, and (b) all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

      For purposes of "Certain Covenants--Limitation on Restricted Payments",

    (1) "Investment" will include the portion (proportionate to Select's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets (computed excluding any liability or obligation owing to Select or any Restricted Subsidiary) of such Restricted Subsidiary of Select at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Select will be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (a) Select's "Investment" in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to Select's equity interest in such Subsidiary) of the fair market value of the net assets (as determined by the Board of Directors of Select in good faith, as evidenced by a resolution in writing delivered to the Trustee) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary;

    (2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Select; and

    (3) if Select or any Restricted Subsidiary of Select sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary of Select such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of Select, Select shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (as determined by the Board of Directors of Select in good faith, as evidenced by a resolution in writing delivered to the Trustee) of the Capital Stock of such Subsidiary not sold or disposed of (computed excluding any liability or obligation owing to Select or any Restricted Subsidiary).

      "Issue Date" means June 11, 2000, the date on which the Notes were originally issued.

      "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

      "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received) therefrom, in each case net of:

    (1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses reasonably incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

    (2) all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with and as required by the terms of any Lien upon such assets;

    (3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

    (4) the deduction of reasonable and appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by Select or any Restricted Subsidiary after such Asset Disposition (provided that upon any reduction or reversal of any such reserve, the amount of such resolution or reversal shall constitute Net Available Cash).

      "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges reasonably incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

      "New Joint Venture Subsidiary" means any Person acquired by Select or any Restricted Subsidiary after the Issue Date that (1) is a Domestic Subsidiary, (2) is not engaged in any business other than a Related Business,
(3) is not "100% owned" (as defined in Section 3-10(h)(1) of Regulation S-X (Title 17, Code of Federal Regulations, Part 210)) by Select and (4) has no Capital Stock owned by any Person other than Select, a Subsidiary Guarantor, a physician, a physician group, or one or more other medical professionals.

      "Non-Guarantor Subsidiary" means any Restricted Subsidiary that is not a Subsidiary Guarantor.

      "Non-Recourse Debt" means Indebtedness:

    (1) as to which neither Select nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

    (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Select or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

    (3) in the case of Indebtedness having a principal amount in excess of $100,000 in the aggregate, the express terms of which provide there is no recourse against any of Select or its Restricted Subsidiaries or any of their respective property or assets.

      "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, any Executive Vice President or Senior Vice President, the Treasurer, Controller and Chief Accounting Officer or the Secretary of Select.

      "Officers' Certificate" means a certificate signed by two Officers.

      "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Select or the Trustee.

      "Permitted Holder" means any of Welsh, Carson, Anderson & Stowe VII, L.P., Golder, Thoma, Cressey, Rauner, Inc. GTCR Golder Rauner, LLC, and their respective investment fund Affiliates.

      "Permitted Investment" means an Investment by Select or any Restricted Subsidiary in:

    (1) Select;

    (2) a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Person is a Related Business;

    (3) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Select or a Subsidiary Guarantor; provided, however, that such Person's primary business is a Related Business;

    (4) cash and Cash Equivalents;

    (5) receivables owing to Select or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

    (6) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

    (7) loans or advances to employees made in the ordinary course of business consistent with past practices of Select or such Restricted Subsidiary;

    (8) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Select or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

    (9) Investments arising from the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with the covenant described under "Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock";

    (10) Investments in existence on the Issue Date;

    (11) Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with the covenant described under "Certain Covenants-- Limitation on Indebtedness";

    (12) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

    (13) endorsements of negotiable instruments and documents in the ordinary course of business; and

    (14) assets, Capital Stock or other securities by Select or a Restricted Subsidiary to the extent the consideration therefor consists solely of common stock of Select (other than Disqualified Stock).

      "Permitted Junior Securities" means (1) Capital Stock of Select or any Subsidiary Guarantor or (2) debt securities of Select or any Subsidiary Guarantor that are subordinated to all Senior Indebtedness and any debt securities issued in exchange for Senior Indebtedness to substantially the same extent as, or to a greater extent than, the Notes and the Subsidiary Guarantees are subordinated to Senior Indebtedness and Guarantor Senior Indebtedness pursuant to the Indenture.

      "Permitted Liens" means, with respect to any Person:

    (1) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for Indebtedness) or operating leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposit of cash or United States government bonds to secure surety, performance or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case in the ordinary course of business;

    (2) Liens imposed by law and arising in the ordinary course of business, including carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

    (3) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

    (4) encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of Select and its Restricted Subsidiaries;

    (5) Liens securing Hedging Obligations so long as the related
        Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

    (6) leases and subleases of real property that do not materially interfere with the ordinary conduct of the business of Select or any of its Restricted Subsidiaries;

    (7) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

    (8) Liens arising solely by virtue of any statutory or common law provisions relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

      (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Select in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

      (b) such deposit account is not intended by Select or any Restricted Subsidiary to provide collateral to the depository institution;

    (9) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by Select or any Restricted Subsidiary;

    (10) Liens on property at the time Select or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into Select or any Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by Select or any Restricted Subsidiary;

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

    (11) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to Select or a Subsidiary Guarantor;

    (12) Liens securing the Notes and the Subsidiary Guarantees; and

    (13) Liens securing Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced.

      "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

      "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

      "Purchase Money Indebtedness" means Indebtedness:

    (1) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds or similar Indebtedness, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed; and

    (2) incurred to finance the acquisition by Select or a Restricted Subsidiary of such asset, including additions and improvements;

provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; and provided further, however, that such Indebtedness is Incurred within 90 days after such acquisition of such asset by Select or a Restricted Subsidiary.

      "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinance", "refinances", and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

    (1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than or the same as the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

    (2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

    (3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness incurred to pay reasonable fees in connection therewith); and

    (4) if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantee on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

provided that Refinancing Indebtedness shall not include (x) Indebtedness of a Non-Guarantor Subsidiary that refinances Indebtedness of Select or a Subsidiary Guarantor or (y) Indebtedness of Select or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

      "Related Business" means any of the businesses of Select and its Restricted Subsidiaries on the Issue Date, any other business of providing health care services, and any business that is related, ancillary or complementary to any thereof.

      "Related Business Assets" means assets used or useful in a Related
Business.

      "Representative" means any trustee, agent or representative (if any) of an issue of Senior Indebtedness; provided that when used in connection with the Senior Credit Agreement, the term "Representative" shall refer to the administrative agent under the Senior Credit Agreement (so long as there shall be an administrative agent).

      "Restricted Investment" means any Investment other than a Permitted Investment.

      "Restricted Subsidiary" means any Subsidiary of Select other than an Unrestricted Subsidiary.

      "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby Select or a Restricted Subsidiary transfers such property to a Person and Select or a Restricted Subsidiary leases it from such Person.

      "Senior Credit Agreement" means one or more debt facilities (including, without limitation, the Credit Agreement, dated as of September 22, 2000 among Select, Canadian Back Institute Limited, the Lenders party thereto, The Chase Manhattan Bank, as Administrative Agent for the US Facilities, The Chase Manhattan Bank of Canada, as Administrative Agent for the Canadian Facilities, Banc of America Securities LLC, as Syndication Agent and CIBC, Inc., as Documentation Agent) or commercial paper facilities to which Select is a party with banks or other institutional lenders providing for revolving credit loans, term loans, or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original credit agreement or any other credit or other agreement or indenture).

      "Senior Indebtedness" means, with respect to Select, the following, whether outstanding on the Issue Date or thereafter issued, created, Incurred or assumed, without duplication:

    (1) the Bank Indebtedness Incurred by Select, and

    (2) all obligations consisting of principal of, premium on, if any, accrued and unpaid interest on, and fees and other amounts relating to, all other Indebtedness of Select.

      Senior Indebtedness includes interest accruing after, or that would accrue but for, the filing of any petition in bankruptcy or for reorganization relating to Select at the rate specified in the documentation with respect thereto, whether or not a claim for post-filing interest is allowed in such proceeding) and fees relating thereto.


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

     Notwithstanding anything to the contrary in the preceding paragraph, Senior Indebtedness will not include:

    (1) any Indebtedness with respect to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations in respect of such Indebtedness are not superior in right of, or are subordinate to, payment of the Notes or any Subsidiary Guarantee;

    (2) any obligation of Select to any Subsidiary;

    (3) any liability for Federal, state, foreign, local or other taxes owed or owing by Select;

    (4) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

    (5) any Indebtedness, Guarantee or obligation of Select that is subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of Select, including, without limitation, any Senior Subordinated Indebtedness and any Subordinated Obligations;

    (6) any obligations in respect of Capital Stock or Attributable
        Indebtedness;

    (7) any Indebtedness Incurred in violation of the Indentures; or

    (8) any Indebtedness described in the last paragraph of the definition of the term "Indebtedness."

     "Senior Subordinated Indebtedness" means the Notes and any other Indebtedness of Select that specifically provides that such Indebtedness is to rank equally with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of Select that is not Senior Indebtedness.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

     "Subordinated Obligation" means any Indebtedness of Select (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes.

     "Subsidiary Guarantee" means, individually, any Guarantee of payment of the Notes by a Subsidiary Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

     "Subsidiary Guarantor" means each Restricted Subsidiary after the Issue Date, that provides a Subsidiary Guarantee in accordance with the terms of the Indenture.

     "Subsidiary" of any Person means any corporation, association, partnership, joint venture, limited liability company or other business entity

    (1) of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership and joint venture interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (a) such Person, (b) such Person and one or more Subsidiaries of such Person or (c) one or more Subsidiaries of such Person, or

    (2) that is a third party professional corporation or similar entity controlled by Select with which Select or any Subsidiary has an exclusive management arrangement under which it manages the business of such entity, provided that any such entity shall be treated as a consolidated Subsidiary of Select for purposes of calculating Consolidated EBITDA, Consolidated Interest Expense and Consolidated Net Income.

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

    Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of Select.

    "Unrestricted Subsidiary" means:

    (1) any Subsidiary of Select that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of Select in the manner provided below; and

    (2) any Subsidiary of an Unrestricted Subsidiary.

      The Board of Directors of Select may designate any Subsidiary of Select (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

    (1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of Select that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

    (2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

    (3) such designation and the Investment of Select and its Restricted Subsidiaries in such Subsidiary complies with "Certain Covenants-- Limitation on Restricted Payments";

    (4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of Select and its Subsidiaries;

    (5) such Subsidiary is a Person with respect to which neither Select nor any of its Restricted Subsidiaries has any direct or indirect obligation:

      (a) to subscribe for additional Capital Stock of such Person; or

      (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

    (6) on the date such Subsidiary is designated an Unrestricted
        Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with Select or any Restricted Subsidiary with terms substantially less favorable to Select than those that might have been obtained from Persons who are not Affiliates of Select.

      Any such designation by the Board of Directors of Select shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of Select giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

      The Board of Directors of Select may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and Select could incur at least $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant on a pro forma basis taking into account such designation.

      "Voting Stock" of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors or other governing body.

      "Wholly-Owned Subsidiary" means a Restricted Subsidiary of Select, all of the Capital Stock of which (other than directors' qualifying shares required by applicable law) is owned by Select or another Wholly-Owned Subsidiary.

                       DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

      We are party to a credit facility with a syndicate of banks led by The Chase Manhattan Bank, as lender and administrative agent for the U.S. facilities, and The Chase Manhattan Bank of Canada, as lender and administrative agent for the Canadian facilities. We have, and in the future are permitted, to borrow under this credit facility. We and a majority of our subsidiaries have guaranteed our performance under this credit facility. The senior credit facility consists of the following:

                                                           Balance Outstanding
                                                          ----------------------
                                                          (as of March 31, 2001)
U.S. Term Loans..........................................     US$158,000,000
U.S. Revolving Loans.....................................     US$ 14,000,000
Canadian Term Loans......................................     C$  25,279,000

      The U.S. loans bear interest, at our option, at either of the following rates:

                  (a) the higher of:

            --the rate from time to time publicly announced by The Chase
             Manhattan Bank in New York as its prime rate; and

            --the federal funds rate from time to time, plus .50%;

            in each case plus an applicable rate which is:

            --based on a pricing grid depending on our leverage ratio at that time, ranging from 1.50% to 2.75% as the leverage ratio varies from below 2.00 to equal or above 3.50; or

                  (b) a Eurodollar rate plus an applicable rate which varies depending on our leverage ratio at that time, ranging from 2.50% to 3.75% as the leverage ratio varies from below 2.00 to equal or above 3.50.

      The Canadian term loans bear interest, at our option, at either of the following rates:

        the higher of:

            --the rate from time to time publicly announced by The Chase
             Manhattan Bank of Canada in Toronto as its reference rate for commercial loans denominated in Canadian dollars; and

            --the average discount rate applicable to bankers' acceptances denominated in Canadian dollars appearing on the Reuters Screen CDOR Page plus .50% per annum;

            --in each case plus an applicable rate which is:

            --based on a pricing grid depending on our Canadian leverage ratio at that time, ranging from 1.50% to 2.75% as the leverage ratio varies from below 2.00 to equal or above 3.50.

      The U.S. and Canadian term loans are repayable in quarterly installments pursuant to a predetermined payment schedule through September 22, 2005.

      We also pay a commitment fee for the daily average unused commitment under the U.S. revolving credit commitment. The commitment fee is based on a pricing grid depending on the applicable rate in effect for revolving credit loans. The commitment fee is payable quarterly in arrears and on the revolving credit termination date with respect to the available revolving credit commitments. We also pay participation and fronting fees for each letter of credit under the credit facility.

      We pay an acceptance fee on each date that a Canadian bill of exchange is accepted. The acceptance fee is based on the amount of the bill of exchange multiplied by the applicable rate as determined by using a pricing grid depending on the applicable rate, and the length of term of the bill of exchange.

      Loans under the U.S. revolving credit facility can be made at any time provided that all letters of credit issued under the credit facility expire on or before September 15, 2005. The revolving commitments mature no later than September 22, 2005. The total borrowings we were permitted to have outstanding at March 31, 2001 under our U.S. revolving credit facility was $55 million.

      We have the right to prepay any of the loans outstanding under the senior credit facility. There is no penalty if we prepay outstanding loans, except in limited circumstances involving Eurodollar loans. We also have the right to reduce or terminate the commitments of any class of lender under the credit facility. Any termination or reduction of the commitments of a class will be permanent.

      The loans must be prepaid with the net proceeds in excess of $2 million in the aggregate of:

    .  specified asset sales;

    . proceeds received from the loss of assets where the proceeds are not applied to the replacement of the lost assets;

    .  the issuance of equity interests by us or any of our subsidiaries;
       and

    .  the incurrence of indebtedness not permitted by the credit agreement.

      These net proceeds will be applied to prepay the outstanding balances of the term loans and the revolving loans. Depending on the leverage ratio at the applicable time, not more than 50% of the net proceeds from the issuance of equity interests by us or by our subsidiaries will be applied to prepay the outstanding balances of the loans under the senior credit facility. If the leverage ratio at the applicable time is not greater than 2.5 to 1.0, none of the net proceeds from the issuance of equity interests will be applied to prepay the outstanding balances of the credit facility loans.

      The senior credit facility contains covenants and provisions that restrict, among other things, our ability to change the business we are conducting, declare dividends, make acquisitions over a specific dollar amount, grant liens, incur additional indebtedness, sell assets, enter into joint ventures over a specific dollar amount, make payments to reduce amounts of outstanding subordinated indebtedness and fall below a minimum interest coverage ratio. These restrictive provisions also apply to the Canadian facility.

Seller Notes

      We are obligated to repay seller notes that we issued or assumed as a result of certain acquisitions we have made. These seller notes typically have three to five year terms, with varying interest rates. Some, but not all of the notes, are subordinated to our senior indebtedness. At March 31, 2001, the aggregate outstanding principal amount we owed under these seller notes was $21.37 million.

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                      BOOK-ENTRY SETTLEMENT AND CLEARANCE

The Global Notes

      The old notes were, and the new notes will be, issued in the form of one or more registered notes in global form, without interest coupons (the "global notes").

      Upon issuance, each of the global notes will be deposited with the Trustee as custodian for The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC.

      Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC ("DTC participants") or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

    . upon deposit of each global note with DTC's custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

    . ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

      Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

      All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

      DTC has advised us that it is:

    . a limited purpose trust company organized under the laws of the State of New York;

    . a "banking organization" within the meaning of the New York State Banking Law;

    .  a member of the Federal Reserve System;

    . a "clearing corporation" within the meaning of the Uniform Commercial Code; and

    . a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

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

      So long as DTC's nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global note:

    . will not be entitled to have notes represented by the global note registered in their names;

    . will not receive or be entitled to receive physical, certificated notes; and

    . will not be considered the owners or holders of the notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the Indenture.

      As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

      Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC's nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

      Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

      Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds.

      DTC has agreed to the above procedures to facilitate transfers of interests in the global notes among participants in that settlement system. However, the settlement system is not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, or its participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

      Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

    . DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

    . DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

    . we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

    .  certain other events provided in the Indenture should occur.

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

                   EXCHANGE AND REGISTRATION RIGHTS AGREEMENT

      We and the initial purchasers of the old notes entered into the exchange and registration rights agreement on the closing date. Under that agreement, we and the subsidiary guarantors agreed to:

    . file with the Securities and Exchange Commission within 75 days after the closing date a registration statement on an appropriate form under the Securities Act of 1933 relating to a registered exchange offer for the notes; and

    . use our reasonable best efforts to cause that exchange offer registration statement to be declared effective under the Securities Act of 1933 within 150 days after the closing date.

      After the effectiveness of the exchange offer registration statement, we will offer to the holders of transfer restricted securities (as defined below) the opportunity to exchange their transfer restricted securities for a new series of exchange notes. These exchange notes will be identical in all material respects to the notes except that the exchange notes will not be subject to transfer restrictions, will be registered under the Securities Act of 1933 and will contain no provisions regarding additional interest. We will keep the exchange offer open for at least 30 days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the notes.

      We and the subsidiary guarantors also agreed that we will file a shelf registration statement covering resales of transfer restricted securities if:

    . we are not permitted to effect the exchange offer because of any change in law or applicable interpretations of the law by the staff of the Securities and Exchange Commission;

    . any notes validly tendered in the exchange offer are not exchanged for exchange notes within 180 days after being accepted in the exchange offer;

    . any initial purchaser so requests with respect to notes that are not eligible to be exchanged for exchange notes in the exchange offer;

    . any applicable law or interpretations do not permit any holder of notes to participate in the exchange offer;

    . any holder of notes that participates in the exchange offer does not receive freely transferable exchange notes in exchange for tendered notes; or

    .  we so elect.

      If a shelf registration statement is required or requested as described above, we will use our reasonable best efforts to file the shelf registration statement with the Securities and Exchange Commission as promptly as practicable, but not more than 30 days after so required or requested. This deadline is called the "shelf filing date".

      "Transfer restricted securities" means each note, until the earliest to occur of:

    . the date on which that note has been exchanged for a freely transferable exchange note in the exchange offer;

    . the date on which that note has been effectively registered under the Securities Act of 1933 and sold under the shelf registration statement; or

    . the date on which that note is distributed to the public under Rule 144 under the Securities Act of 1933 or may be sold under Rule 144(k) under the Securities Act of 1933.

      We will use our reasonable best efforts to have the exchange offer registration statement or, if applicable, the shelf registration statement declared effective by the Securities and Exchange Commission as promptly as practicable after it is filed. Unless the exchange offer would not be permitted by a policy of the Securities and Exchange Commission, we and the subsidiary guarantors will commence the exchange offer and will use our reasonable best efforts to complete the exchange offer no later than 180 days after the closing date. If applicable, we will use our reasonable best efforts to keep the shelf registration statement effective for a period ending on the earlier of two years after the closing date and the date all transfer restricted securities become eligible for resale without volume restrictions under Rule 144 under the Securities Act of 1933.

      We will be obligated to pay additional interest to the holders of the notes if any of the following events occurs:

    . the exchange offer registration statement is not filed with the Securities and Exchange Commission within 75 days after the closing date or the shelf registration statement is not filed with the Securities and Exchange Commission on or before the shelf filing date;

    . the exchange offer registration statement or the shelf registration statement is not declared effective within 150 days after the closing date or, in the case of a shelf registration statement filed in response to a change in law or applicable interpretations of the law by the staff of the Securities Exchange Commission, if later, the shelf registration statement is not declared effective within 60 days after publication of such change in law or interpretation;

    . the exchange offer is not completed within 180 days after the closing date; or

    . the shelf registration statement is filed and declared effective within 150 days after the closing date or, in the case at a shelf registration statement filed in response to a change in law or applicable interpretation of the law by the staff of the Securities and Exchange Commission, within 60 days after the publication of such change in law or interpretation, but thereafter ceases to be effective without being succeeded within 30 days by an additional registration statement filed and declared effective.

      During any period that one or more of the above registration defaults exists, we will pay additional interest to each holder of transfer restricted securities in an amount equal to $0.192 per week per $1,000 principal amount of the notes constituting transfer restricted securities held by the holder until the applicable registration statement is filed, the exchange offer registration statement is declared effective and the exchange offer is completed, or the shelf registration statement is declared effective or again becomes effective, as the case may be. All accrued additional interest will be paid to holders in the same manner as interest payments on the notes, on semi-annual payment dates that correspond to interest payment dates for the notes. Additional interest will accrue only during a registration default.

      The exchange and registration rights agreement also provides that we will:

    . make available, for a period ending the earlier of 180 days after completion of the exchange offer and the date when all broker-dealers have sold all exchange securities, a prospectus meeting the requirements of the Securities Act of 1933 to any broker-dealer for use in connection with any resale of any exchange notes; and

    . pay all expenses incident to the exchange offer, including the reasonable expenses of one counsel to the holders of the notes, and indemnify certain holders of the notes, including any broker-dealer, against certain liabilities, including liabilities under the Securities Act of 1933.

      A broker-dealer that delivers a prospectus to purchasers in connection with resales of the exchange notes will be subject to certain of the civil liability provisions under the Securities Act of 1933 and will be bound by the provisions of the exchange and registration rights agreement, including indemnification rights and obligations.

      Each holder of notes who wishes to exchange its notes for exchange notes in the exchange offer will be required to make representations, including representations that:

    . any exchange notes to be received by it will be acquired in the ordinary course of its business;

    . it has no arrangement or understanding with any person to participate in the distribution of the exchange notes;

    . it is not an affiliate (as defined in Rule 405 under the Securities Act of 1933) of ours or, if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act of 1933 to the extent applicable.

      If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes. If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of its exchange notes.

      Holders of the notes will be required to make representations to us, as described above, in order to participate in the exchange offer. They will also be required to deliver information to be used in connection with any shelf registration statement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding additional interest set forth in the preceding paragraphs. A holder who sells notes under the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act of 1933 in connection with these sales and must agree in writing to be bound by all the provisions of the exchange and registration rights agreement that are applicable to such a holder, including indemnification obligations.

      For so long as the transfer restricted notes are outstanding, we will continue to provide to holders of the notes the information required by Rule 144A(d)(4) under the Securities Act of 1933.

      The above description of the exchange and registration rights agreement is a summary only. It is not complete and does not describe all the provisions of the exchange and registration rights agreement. We will provide a copy of the exchange and registration rights agreement upon request to any purchaser of notes who is identified to us by an initial purchaser.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      This section summarizes certain U.S. federal income tax considerations relating to the exchange offer, ownership, and disposition of the new notes. This summary is based on the following materials, all as of the date of this prospectus:

    .  the Internal Revenue Code of 1986, as amended (the "Code"),

    . current, temporary and proposed Treasury Regulations promulgated under the Code,

    . current administrative interpretations of the Internal Revenue Service (the "IRS"), and

    .  court decisions.

Legislation, judicial decisions or administrative changes may be forthcoming that could affect the accuracy of the statements included in this summary, possibly on a retroactive basis. There can be no assurance that the IRS will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences described below.

      This summary generally applies only to "U.S. Holders" that received the new notes in the exchange offer in exchange for old notes that were purchased for cash on original issue. This summary also assumes that the old notes were and the new notes are held as "capital assets" (generally, property held for investment). For this purpose, U.S. Holders include the following:

    .  citizens or residents of the United States,

    . corporations organized under the laws of the United States or any state,

    . estates, if the income of the estates subject to U.S. federal income taxation regardless of its source, and

    . trusts, if the administration of the trusts subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trusts.

      Special rules apply to "Non-U.S. Holders," including nonresident alien individuals and foreign corporations, estates or trusts. This summary describes some, but not all, of these special rules. Income earned through a foreign or domestic partnership is subject to special rules that are generally not discussed here. This discussion does not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances. For example, special rules not discussed here may apply to a holder who is:

    .  a broker-dealer, a dealer in securities or a financial institution;

    .  an insurance company;

    .  a tax-exempt organization;

    .  subject to the alternative minimum tax provisions of the Code;

    . holding the notes as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction;

      . a person with a "functional currency"other than U.S. dollar; or

    . a person who has ceased to be a U.S. citizen or ceased to be taxed as a resident alien.

Finally, this summary does not describe any tax considerations arising under the laws of any applicable foreign, state, or local jurisdiction.

      Investors should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

The Exchange Offer

      The exchange of old notes for new notes in the exchange offer should not be a taxable event for holders because there should not be a significant modification of the terms of the notes. Instead, the new notes will be treated as a continuation of the old notes for federal income tax purposes. Therefore, if a U.S. Holder exchanges old notes for new notes pursuant to the exchange offer, the U.S. Holder:

    . will not recognize gain or loss in connection with the exchange offer;

    . will have the same tax basis in the new notes the U.S. Holder had in the old notes immediately prior to the exchange offer;

    . will have the same holding period in the new notes that the U.S. Holder had in the old notes immediately prior to the exchange; and

    . the federal income tax consequences associated with owning the old notes will continue to apply to the new notes.

Interest on New Notes

      U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for federal income tax purposes.

Sale or Other Taxable Disposition of New Notes

      A U.S. Holder will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of new notes. The holder's gain or loss will equal the difference between the holder's adjusted tax basis in the new note and the proceeds received by the holder, excluding any proceeds attributable to accrued interest which will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the new note. The holder's tax basis in the new note will generally equal the amount the holder paid for the new note (or, for U.S. Holders participating in the exchange offer, the basis in the old note will carryover and become the basis of the new note). The gain or loss will be long-term capital gain or loss if the holder held the new note for more than one year. A U.S. Holder's holding period for the old notes will be added to the U.S. Holder's holding period in the new notes if the U.S. Holder participates in the exchange offer. Long-term capital gains of individuals, estates and trusts are generally taxed at a maximum rate of 20%. Capital losses generally may be deducted only against capital gain income and may be subject to additional limitations on deductibility

Information Reporting and Backup Withholding

      Information reporting and backup withholding at a rate of 31% may apply to payments of principal and interest on a new note or the proceeds from the sale or other disposition of a new note with respect to certain non-corporate U.S. Holders. Such U.S. Holders generally will be subject to backup withholding unless the U.S. Holder provides to the payor a correct taxpayer identification number and certain other information, certified under penalties of perjury, or otherwise establishes an exemption. Any amount withheld under the backup withholding rules may be credited against the U.S. Holder's federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

Non-U.S. Holders

Interest on New Notes

      Payments of interest on the new notes to Non-U.S. Holders will generally qualify as "portfolio interest" and thus will be exempt from the withholding of U.S. federal income tax if the Non-U.S. Holder properly certifies as to its foreign status as described below and the interest income is not effectively connected with a U.S. trade or business of the Non-U.S. Holder. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

    .  owns, directly or indirectly, at least 10% of our voting stock, or

    .  is a "controlled foreign corporation" that is related to us.

      If the portfolio interest exception does not apply, then payments of interest to a Non-U.S. Holder will generally be subject to U.S. federal income tax withholding at a rate of 30%, unless reduced by an applicable tax treaty.

      The portfolio interest exception and several of the special rules for Non-U.S. Holders described below generally apply only if the Non-U.S. Holder appropriately certifies as to its foreign status. A Non-U.S. Holder can generally meet this certification requirement by providing a properly executed Form W-8BEN or appropriate substitute form to us, or our Paying Agent. If the holder holds the note through a financial institution or other agent acting on the holder's behalf, the holder may be required to provide appropriate certifications to the agent. The holder's agent will then generally be required to provide appropriate certifications to us or our Paying Agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our Paying Agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS, and such intermediaries generally are not required to forward any certification forms received from Non-U.S. Holders.

Sale or Other Taxable Disposition of New Notes

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a new note. This general rule, however, is subject to several exceptions. For example, the gain will be subject to U.S. federal income tax if:

    . the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business,

    . the Non-U.S. Holder is an individual that has been present in the United States for a period or periods totalling 183 days or more in the taxable year of disposition and certain other requirements are met, or

    . the Non-U.S. Holder was a citizen or resident of the United States and is subject to special rules that apply to certain expatriates.

Income or Gain Effectively Connected With a U.S. Trade or Business

      The preceding discussion of the tax consequences of the ownership and disposition of new notes by a Non-U.S. Holder generally assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes or gain from the sale, exchange or other taxable disposition of the new notes is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates, but will not be subject to withholding tax if certain certification requirements are satisfied. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business will generally be subject to a "branch profits tax" at a 30% rate, although an applicable tax treaty may provide for a lower rate.

U.S. Federal Estate Tax

      If a Non-U.S. Holder qualifies for the portfolio interest exemption under the rules described above when he or she dies, the new notes will not be included in his or her estate for U.S. federal estate tax purposes, unless the income on the new notes is effectively connected with his or her conduct of a trade or business in the United States.

Information Reporting and Backup Withholding

      In general, information reporting will apply to payments of interest and principal on the new notes and backup withholding at a rate of 31% will apply with respect to such payments unless the Non-U.S. Holder appropriately certifies as to its foreign status or otherwise establishes an exemption.

      United States backup withholding tax will not apply to payments on the new notes to a Non-U.S. Holder if the certifications described in "Interest on Notes" are duly provided by the Non-U.S. Holder, provided that the payor does not have actual knowledge that the Holder is a U.S. person. Information reporting may still apply with respect to payments of interest.

      Information reporting requirements and backup withholding tax generally will not apply to any payment of the proceeds of the sale of a note effected outside the United States by a foreign office of a foreign "broker" (as defined in applicable Treasury regulations). However, unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting, but generally not backup withholding, will apply to any payment of the proceeds of the sale of a note effected outside the United States by such a broker if it:

    . derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States,

    . is a controlled foreign corporation for U.S. federal income tax purposes, or

    . is a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business.

      Payment of the proceeds of a sale of a new note effected by the U.S. office of a broker will be subject to information reporting requirements and backup withholding tax unless the Non-U.S. Holder properly certifies under penalties of perjury as to its foreign status and certain other conditions are met or it otherwise establishes an exemption.

      Any amount withheld under the backup withholding rules may be credited against the Non-U.S. Holder's U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

      The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of holding and disposing of our new notes, including the consequences of any proposed change in applicable laws.

                              PLAN OF DISTRIBUTION

      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 9, 2001 (90 days after the date of this prospectus), all dealers effecting transactions in the new notes may be required to deliver a prospectus.

      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

      For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

      The validity of the new notes offered by this prospectus will be passed upon for us by Dechert, Philadelphia, Pennsylvania. Dechert beneficially owns 10,000 shares of our common stock.

                                    EXPERTS

      The financial statements of Select Medical Corporation as of December 31, 2000 and December 31, 1999 and for each of the three years in the period ended December 31, 2000, included in this prospectus have been so included in the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The combined financial statements of NovaCare Physical Rehabilitation and Occupational Health Group as of November 19, 1999, June 30, 1999 and 1998 and for the period from July 1, 1999 to November 19, 1999 and the years ended June 30, 1999, 1998 and 1997, included in this prospectus have been included in reliance of the reports of PricewaterhouseCoopers LLP, independent accountants, upon the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Intensiva Healthcare Corporation and subsidiaries as of December 15, 1998 and December 31, 1997 and for the period from January 1, 1998 to December 15, 1998 and the year ended December 31, 1997 included in this prospectus have been included in reliance of the report of KPMG LLP, independent certified public accountants, upon the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of American Transitional Hospitals, Inc. as of June 29, 1998 and for the period from January 1, 1998 to June 29, 1998 included in this prospectus have been included in reliance of the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

      Select Medical Corporation files annual and quarterly reports with the Commission. These documents include specific information regarding Select Medical Corporation. These documents, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048 after payment of fees prescribed by the Commission. The Commission also maintains a World Wide Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

      We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, covering the notes to be issued in the exchange offer (Registration No. 333-63828). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding our company and the notes to be issued in the exchange offer, please reference the registration statement, including its exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
SELECT MEDICAL CORPORATION

 Unaudited Financial Statements
  Consolidated Balance Sheets............................................  F-2
  Consolidated Statement of Operations...................................  F-3
  Consolidated Statement of Changes in Stockholder's Equity..............  F-4
  Consolidated Statement of Cash Flows...................................  F-5
  Notes to Consolidated Financial Statements.............................  F-6
 Consolidated Financial Statements:
  Report of Independent Accountants......................................  F-15
  Consolidated Balance Sheets............................................  F-16
  Consolidated Statements of Operations..................................  F-17
  Consolidated Statements of Changes in Stockholder's Equity.............  F-18
  Consolidated Statements of Cash Flows..................................  F-19
  Notes to Consolidated Financial Statements.............................  F-20

NOVACARE PHYSICAL REHABILITATION AND OCCUPATIONAL HEALTH GROUP

 Combined Financial Statements as of November 19, 1999 and for the Period
  July 1, 1999 to November 19, 1999
   Report of Independent Accountants.....................................  F-51
   Combined Balance Sheet................................................  F-52
   Combined Statement of Operations......................................  F-53
   Combined Statement of NovaCare, Inc. Net Investment...................  F-54
   Combined Statement of Cash Flows......................................  F-55
   Notes to Combined Financial Statements................................  F-56

NOVACARE PHYSICAL REHABILITATION AND OCCUPATIONAL HEALTH GROUP

 Combined Financial Statements as of June 30, 1999 and for June 30, 1998
  and for the Three Years Ended June 30, 1999
   Report of Independent Accountants.....................................  F-68
   Combined Balance Sheets...............................................  F-69
   Combined Statements of Operations.....................................  F-70
   Combined Statements of NovaCare, Inc. Net Investment..................  F-71
   Combined Statements of Cash Flows.....................................  F-72
   Notes to Combined Financial Statements................................  F-73

INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

 Independent Auditors' Report............................................  F-85
 Consolidated Balance Sheets.............................................  F-86
 Consolidated Statements of Operations...................................  F-87
 Consolidated Statements of Stockholders' Equity.........................  F-88
 Consolidated Statements of Cash Flows...................................  F-89
 Notes to Consolidated Financial Statements..............................  F-90

AMERICAN TRANSITIONAL HOSPITALS, INC.

 Report of Independent Auditors.......................................... F-100
 Consolidated Balance Sheet.............................................. F-101
 Consolidated Statement of Operations.................................... F-102
 Consolidated Statement of Changes in Equity of Parent................... F-103
 Consolidated Statement of Cash Flows.................................... F-104
 Notes to Consolidated Financial Statements.............................. F-105

                           Select Medical Corporation

                          Consolidated Balance Sheets
               (in thousands, except share and per share amounts)

                                            March 31,   December 31,
                                               2001         2000
                                            ----------  ------------
                                            (unaudited)
                  Assets
Current Assets:
 Cash and cash equivalents................   $  2,174     $  3,151
 Accounts receivable, net of allowance for
  doubtful accounts of $75,517 and $74,307
  in 2000 and 2001, respectively..........    201,586      196,505
 Prepaid income taxes.....................        312        1,093
 Other current assets.....................     15,535       17,407
                                             --------     --------
Total Current Assets......................    219,607      218,156
Property and equipment, net...............     88,373       84,976
Intangible assets.........................    248,276      251,399
Other assets..............................     25,140       32,269
                                             --------     --------
Total Assets..............................   $581,396     $586,800
                                             ========     ========
   Liabilities and Stockholders' Equity
                                                                      Pro forma
                                                                     (unaudited)
Current Liabilities:
 Bank overdrafts..........................   $  9,527     $ 14,218
 Current portion of long-term debt and
  notes payable...........................     13,934       18,746
 Accounts payable.........................     28,930       28,795
 Accrued payroll..........................     24,786       21,466
 Accrued vacation.........................      9,035        7,701
 Accrued restructuring....................      3,955        4,701
 Accrued other............................     18,707       15,451
 Due to third party payors................         --        1,511
                                             --------     --------
Total Current Liabilities.................    108,874      112,589
Long-term debt, net of current portion....    275,492      284,042
                                             --------     --------
Total liabilities.........................    384,366      396,631
Commitments and Contingencies
Minority interest in consolidated
 subsidiary companies.....................     12,831       12,098
Preferred stock--Class A, non-voting,
 $1,000 per share redemption value
 Authorized shares--55,000 Issued and
 outstanding shares--52,838...............     66,781       65,481      66,781
Convertible Preferred stock--Class B, non-
 voting, $3.75 per share
 Authorized shares--16,000,000 Issued and
 outstanding shares--16,000,000...........     65,098       64,092       5,098
Stockholders' Equity:
 Common stock--$.01 par value: Authorized
  shares--78,000,000,
  Issued shares--25,697,000 in 2000 and
  2001 and 34,913,000 pro forma...........        257          257         349
 Capital in excess of par.................     70,765       73,069     130,673
 Accumulated deficit......................    (17,636)     (23,757)    (17,636)
 Treasury stock, at cost--221,000 shares..     (1,039)      (1,039)     (1,039)
 Accumulated other comprehensive loss.....        (27)         (32)        (27)
                                             --------     --------     -------
Total Stockholders' Equity................     52,320       48,498     112,320
                                             --------     --------     -------
Total Liabilities and Stockholders'
 Equity...................................   $581,396     $586,800
                                             ========     ========


                            See accompanying notes.

                           Select Medical Corporation

                     Consolidated Statements of Operations
                    (in thousands, except per share amounts)
                                  (unaudited)

                                                             For the Quarter
                                                             Ended March 31,
                                                            ------------------
                                                              2001      2000
                                                            --------  --------
Net operating revenues..................................... $225,088  $196,722
                                                            --------  --------
Costs and expenses:
  Cost of services.........................................  181,273   161,225
  General and administrative...............................    8,440     7,328
  Bad debt expense.........................................    8,343     5,918
  Depreciation and amortization............................    7,816     7,021
                                                            --------  --------
Total costs and expenses...................................  205,872   181,492
                                                            --------  --------
Income from operations.....................................   19,216    15,230
Other income and expense:
Interest income............................................     (241)      (82)
Interest expense...........................................    8,016     8,847
                                                            --------  --------
Income before minority interests and income taxes..........   11,441     6,465
Minority interest in consolidated subsidiary companies.....    1,407     1,118
                                                            --------  --------
Income before income taxes.................................   10,034     5,347
Income tax expense.........................................    3,913     2,513
                                                            --------  --------
Net income................................................. $  6,121  $  2,834
Less: Preferred dividends..................................   (2,306)   (2,117)
                                                            --------  --------
Net income available to common stockholders................ $  3,815  $    717
                                                            ========  ========
Net income per common share:
  Basic:
    Income per common share................................ $   0.15  $   0.03
  Diluted:
    Income per common share................................ $   0.13  $   0.03
Weighted average shares outstanding:
  Basic....................................................   25,476    25,492
  Diluted..................................................   36,078    25,504


                            See accompanying notes.

                           Select Medical Corporation

                 Consolidated Statement of Stockholders' Equity
                                 (in thousands)
                                  (unaudited)

                                                                            Accumulated
                                 Common   Capital in                           Other
                         Common Stock Par Excess of  Accumulated Treasury  Comprehensive Comprehensive
                         Stock    Value      Par       Deficit    Stock        Loss         Income
                         ------ --------- ---------- ----------- --------  ------------- -------------
Balance at December 31,
 2000................... 25,697   $257     $73,069    $(23,757)  $(1,039)      $(32)
 Net income.............                                 6,121                              $6,121
 Adjustment to other
  comprehensive income..                                                          5              5
                                                                                            ------
 Total comprehensive
  income................                                                                    $6,126
                                                                                            ======
 Issuance of common
  stock.................                         2
 Preferred stock
  dividends.............                    (2,306)
                         ------   ----     -------    --------   -------       ----
Balance at March 31,
 2001................... 25,697   $257     $70,765    $(17,636)  $(1,039)      $(27)
                         ======   ====     =======    ========   =======       ====




                            See accompanying notes.

                           Select Medical Corporation

                     Consolidated Statements of Cash Flows
                                 (in thousands)
                                  (unaudited)

                                                             For the Quarter
                                                             Ended March 31,
                                                            ------------------
                                                              2001      2000
                                                            --------  --------
Operating activities
Net income................................................  $  6,121  $  2,834
Adjustments to reconcile net income to net cash provided
 by operating activities:
 Depreciation and amortization............................     7,816     7,021
 Provision for bad debts..................................     8,343     5,918
 Minority interests.......................................     1,407     1,118
 Changes in operating assets and liabilities, net of
  effects from acquisition of businesses:
  Accounts receivable.....................................   (13,733)  (13,188)
  Other current assets....................................     2,226    (2,995)
  Other assets............................................     3,468    (1,836)
  Accounts payable........................................       263     1,474
  Due to third-party payors...............................    (1,875)      162
  Accrued expenses........................................     8,126     6,006
  Income taxes............................................     2,657     1,977
                                                            --------  --------
Net cash provided by operating activities.................    24,819     8,491
                                                            --------  --------
Investing activities
Purchases of property and equipment, net..................    (5,325)   (5,934)
Earnout payments..........................................      (505)   (1,272)
Acquisition of businesses, net of cash acquired...........    (1,375)     (250)
                                                            --------  --------
Net cash used in investing activities.....................    (7,205)   (7,456)
                                                            --------  --------
Financing activities
Net repayments on credit facility debt....................    (7,000)       --
Principal payments on seller and other debt...............    (6,445)   (6,826)
Proceeds from issuance of common stock....................         2       910
Proceeds from (repayment of) bank overdrafts..............    (4,691)    5,696
Distributions to minority interests.......................      (397)     (657)
                                                            --------  --------
Net cash used in financing activities.....................   (18,531)     (877)
                                                            --------  --------
Effect of exchange rate changes on cash and cash
 equivalents..............................................       (60)      (15)
                                                            --------  --------
Net increase (decrease) in cash and cash equivalents......      (977)      143
Cash and cash equivalents at beginning of period..........     3,151     4,067
                                                            --------  --------
Cash and cash equivalents at end of period................  $  2,174  $  4,210
                                                            ========  ========
Supplemental Cash Flow Information
Cash paid for interest....................................  $  8,016  $  8,846
Cash paid for income taxes................................  $  1,249  $    290


                            See accompanying notes.

                           Select Medical Corporation

             Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

      The unaudited condensed consolidated financial statements of Select Medical Corporation (the "Company") as of and for the three month periods ended March 31, 2001 and 2000, have been prepared in accordance with generally accepted accounting principles. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. All intercompany transactions and balances have been eliminated. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2001.

      Certain information and disclosures normally included in the notes to consolidated financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosure is adequate to make the information presented not misleading. The accompanying unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2000 contained in the Company's Registration Statement on Form S-1, as amended (Registration No. 333-48856).

2. Accounting Policies

Reclassifications

      Certain amounts on the December 31, 2000 consolidated balance sheet have been reclassified to conform to the classifications used on the March 31, 2001 consolidated balance sheet.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

      In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and is therefore effective for the Company beginning with its fiscal quarter ending March 31, 2001. In June 2000, FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133." SFAS No. 138 is required to be adopted concurrently with SFAS No. 133 and is therefore effective for the Company beginning with its fiscal quarter ending March 31, 2001. The adoption of SFAS 133 and SFAS 138 had no effect on the Company's consolidated financial statement.

3. Stock Option Plan

      During the first three months of 2001, the Company granted stock options under its 1997 Stock Option Plan for 373,211 shares of Common Stock at exercise prices ranging from $9.50 to $11.28 per share.

                          Select Medical Corporation

4. Redeemable Preferred Stock and Stockholders' Equity

Class B Preferred Stock

      Upon the completion of the Company's initial public offering on April 10, 2001, each share of the outstanding Class B Preferred Stock automatically converted into .576 shares of common stock. The effects of this conversion have been reflected as pro forma unaudited amounts in the accompanying Consolidated Balance Sheet.

Common Stock

      On March 28, 2001, the Company effected a 1 for .576 reverse split of its common stock. Accordingly, all common issued and outstanding share and per share information has been retroactively restated to reflect the effects of this proposed stock split.

5. Segment Information

      The following table summarizes selected financial data for the Company's reportable segments:

                                     Three Months Ended March 31, 2000
                            ----------------------------------------------------
                             Specialty    Outpatient
                             Hospitals  Rehabilitation  All Other      Total
                            ----------- -------------- -----------  ------------
Net revenue................ $87,351,000  $106,869,000  $ 2,502,000  $196,722,000
EBITDA (a).................   9,911,000    17,173,000   (4,833,000)   22,251,000
Total assets............... 259,945,000   353,649,000   22,497,000   636,091,000
Capital expenditures.......   3,865,000     1,215,000      854,000     5,934,000

                                    Three Months Ended March 31, 2001
                           -----------------------------------------------------
                            Specialty     Outpatient
                            Hospitals   Rehabilitation  All Other      Total
                           ------------ -------------- -----------  ------------
Net revenue............... $113,150,000  $108,673,000  $ 3,265,000  $225,088,000
EBITDA (a)................   13,395,000    19,056,000   (5,419,000)   27,032,000
Total assets..............  255,290,000   314,962,000   11,144,000   581,396,000
Capital expenditures......    3,055,000     1,742,000      528,000     5,325,000

--------
(a) EBITDA is defined as earnings before interest, minority interest, income taxes, extraordinary items, special charges, depreciation and amortization.

                           Select Medical Corporation

6. Restructuring Charges

      The following summarizes the Company's restructuring activity:

                                       Lease
                                    Termination
                                       Costs     Severance   Other      Total
                                    -----------  ---------  --------  ----------
January 1, 2001.................... $3,685,000   $ 940,000  $ 76,000  $4,701,000
Amounts paid in 2001...............   (299,000)   (371,000)  (76,000)   (746,000)
                                    ----------   ---------  --------  ----------
March 31, 2001..................... $3,386,000   $ 569,000  $     --  $3,955,000
                                    ==========   =========  ========  ==========

      Management expects to pay out the remaining restructuring reserves through 2003 which is substantially consistent with the original plan.

7. Net Income per Share

      The following table sets forth the computation of basic and diluted earnings per share:

                                                          Three Months Ended
                                                               March 31,
                                                         ---------------------
                                                            2000       2001
                                                         ---------- ----------
Numerator:
  Net income............................................ $2,834,000 $6,121,000
  Less: Class A and Class B Preferred stock dividends...  2,117,000  2,306,000
                                                         ---------- ----------
  Numerator for basic earnings per share-income
   available to common stockholders.....................    717,000  3,815,000
Effect of dilutive securities:
  Class B Preferred stock dividends.....................         --  1,006,000
                                                         ---------- ----------
  Numerator for diluted earnings per share-income
   available to common stockholders after assumed
   conversions.......................................... $  717,000 $4,821,000
                                                         ========== ==========
Denominator:
  Denominator for basic earnings per share-weighted
   average shares.......................................     25,492     25,476
  Effect of dilutive securities:
    a) Stock options....................................         12        959
    b) Warrants.........................................         --        427
    c) Convertible preferred stock......................         --      9,216
                                                         ---------- ----------
Denominator for diluted earnings per share-adjusted
 weighted average shares and assumed conversions........     25,504     36,078
                                                         ========== ==========
Basic income per common share........................... $     0.03 $     0.15
Diluted income per common share......................... $     0.03 $     0.13

8. Subsequent Events

      On April 10, 2001, the Company completed an initial public offering of 9,000,000 shares of its common stock at an offering price of $9.50 per share. On April 20, 2001, the underwriters of the offering exercised an overallotment option and purchased an additional 1,350,000 shares at a price of $9.50 per share.

                           Select Medical Corporation

8. Subsequent Events (continued)

The overallotment offering closed on April 25, 2001. The net proceeds of the initial offering and the overallotment offering of $89.4 million were used to repay senior debt under the term and revolving loan portions of the Company's credit facility and to redeem Class A Preferred Stock. All 52,838 shares of the Class A Preferred Stock were redeemed on April 10, 2001 for $52,838,000. In addition, the Company's Class B Preferred Stock automatically converted into 9,216,000 shares of common stock upon completion of the offering.

      On May 2, 2001, the Company paid all accrued dividends on its Class A and Class B Preferred Stock. Payments of Class A and Class B Preferred dividends totaled $14.1 million and $5.2 million, respectively.

9. Financial Information for Subsidiary Guarantors and Non-Guarantor
Subsidiaries

      The Company conducts a significant portion of its business through subsidiaries. The Company has issued $175 million of senior subordinated notes. These notes will be fully and unconditionally guaranteed, jointly and severally, by certain wholly-owned subsidiaries (the Subsidiary Guarantors). Certain of the Company's subsidiaries will not guarantee notes (the Non-Guarantor Subsidiaries). The claims of creditors of Non-Guarantor Subsidiaries have priority over the rights of the Company to receive dividends or distributions from such subsidiaries.

      Presented below is condensed consolidating financial information for the Company, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries at March 31, 2001 and for the quarters ended March 31, 2001 and 2000.

      During April and May of 2001, the Company has repurchased outstanding minority interests of certain subsidiaries for $10.8 million in cash and the issuance of 523,452 shares of common stock. To the extent the Company now owns 100% of the outstanding equity interests of these subsidiaries they have been included as Subsidiary Guarantors in the following condensed consolidating financial information.

      On October 1, 2000, the Company transferred the operating assets of one of its subsidiaries into a newly organized partnership and simultaneously sold partnership units to unaffiliated investors. The operations of this business through a 100% owned subsidiary occurring before October 1, 2000 have been included as a Subsidiary Guarantor. The operations commencing on October 1, 2000 through a minority owned partnership are presented as a Non-Guarantor Subsidiary.

      The equity method has been used by the Company with respect to investments in subsidiaries. The equity method has been used by Subsidiary Guarantors with respect to investments in Non-Guarantor Subsidiaries. Separate financial statements for Subsidiary Guarantors are not presented.

      The table below sets forth the following Non-Guarantor Subsidiaries:

     Canadian Back Institute
     Kentucky Orthopedic Rehabilitation, LLC.
     Medical Information Management Systems, LLC.
     Millenium Rehab Services, LLC.
     Rehab Advantage Therapy Services, LLC.
     Select-Houston Partners, L.P.
     Select Management Services, LLC.
     Select Specialty Hospital-Biloxi, Inc.
     TJ Corporation I, LLC.

  There are professional corporations that meet the definition of Non-Guarantors in the indenture governing the senior subordinated notes that are not included on the following table because the Company does not own any of their equity interests.

                           Select Medical Corporation

                     Condensed Consolidating Balance Sheets

                                                      March 31, 2001
                          -------------------------------------------------------------------------
                            Select Medical
                          Corporation (Parent Subsidiary Non-Guarantor
                             Company Only)    Guarantors Subsidiaries  Eliminations    Consolidated
                          ------------------- ---------- ------------- ------------    ------------
         Assets
Current Assets:
 Cash and cash
  equivalents...........       $     --        $    971     $ 1,203     $      --        $  2,174
 Accounts receivable,
  net...................           (137)        171,823      29,900            --         201,586
 Prepaid income taxes...             --             312          --            --             312
 Other current assets...          1,260          12,653       1,622            --          15,535
                               --------        --------     -------     ---------        --------
Total Current Assets....          1,123         185,759      32,725            --         219,607
Property and equipment,
 net....................          4,664          64,748      18,961            --          88,373
Investment in
 affiliates.............        216,582          25,853          --      (242,435)(a)          --
Intangible assets.......          5,905         201,377      40,994            --         248,276
Other assets............          5,977          18,340         823            --          25,140
                               --------        --------     -------     ---------        --------
Total Assets............       $234,251        $496,077     $93,503     $(242,435)       $581,396
                               ========        ========     =======     =========        ========
    Liabilities and
  Stockholders' Equity
Current Liabilities:
 Bank overdrafts........       $  7,614        $  1,491     $   422     $      --        $  9,527
 Current portion of
  long-term debt and
  notes payable.........          3,921           9,904         109            --          13,934
 Accounts payable.......          3,324          21,713       3,893            --          28,930
 Intercompany accounts..         (3,622)          3,748        (126)           --              --
 Accrued payroll........            323          24,305         158            --          24,786
 Accrued vacation.......          1,657           6,300       1,078            --           9,035
 Accrued restructuring..             --           3,955          --            --           3,955
 Accrued other..........          4,232          12,324       2,151            --          18,707
 Income taxes...........            341            (116)       (225)           --              --
 Due to third party
  payors................        (18,770)         22,907      (4,137)           --              --
                               --------        --------     -------     ---------        --------
Total Current
 Liabilities............           (980)        106,531       3,323            --         108,874
Long-term debt, net of
 current portion........         51,005         174,851      49,636            --         275,492
                               --------        --------     -------     ---------        --------
Total liabilities.......         50,025         281,382      52,959            --         384,366
Commitments and
 Contingencies
Minority interest in
 consolidated subsidiary
 companies..............             --           4,871       7,960            --          12,831
Preferred stock--Class
 A......................         66,781              --          --            --          66,781
Convertible Preferred
 stock--Class B.........         65,098              --          --            --          65,098
Stockholders' Equity:
 Common stock...........            257              --          --            --             257
 Capital in excess of
  par...................         70,765              --          --            --          70,765
 Accumulated deficit....        (17,636)         (4,858)      6,335        (1,477)(b)     (17,636)
 Subsidiary investment..             --         214,682      26,276      (240,958)(a)          --
 Treasury stock, at
  cost..................         (1,039)             --          --            --          (1,039)
 Accumulated other
  comprehensive loss....             --              --         (27)           --             (27)
                               --------        --------     -------     ---------        --------
Total Stockholders'
 Equity.................         52,347         209,824      32,584      (242,435)         52,320
                               --------        --------     -------     ---------        --------
Total Liabilities and
 Stockholders' Equity...       $234,251        $496,077     $93,503     $(242,435)       $581,396
                               ========        ========     =======     =========        ========

(a) Elimination of investments in subsidiaries.
(b) Elimination of investments in subsidiaries' earnings.

                           Select Medical Corporation

                Condensed Consolidating Statement of Operations

                                           For the Quarter Ended March 31, 2001
                          ------------------------------------------------------------------------
                            Select Medical
                          Corporation (Parent Subsidiary Non-Guarantor
                             Company Only)    Guarantors Subsidiaries  Eliminations   Consolidated
                          ------------------- ---------- ------------- ------------   ------------
Net operating revenues..        $3,005         $182,756     $39,327      $    --        $225,088
                                ------         --------     -------      -------        --------
Costs and expenses:
  Cost of services......            --          149,717      31,556           --         181,273
  General and
   administrative.......         8,440               --          --           --           8,440
  Bad debt expense......            --            7,206       1,137           --           8,343
  Depreciation and
   amortization.........           525            6,121       1,170           --           7,816
                                ------         --------     -------      -------        --------
Total costs and
 expenses...............         8,965          163,044      33,863           --         205,872
                                ------         --------     -------      -------        --------
Income (loss) from
 operations.............        (5,960)          19,712       5,464           --          19,216
Other income and
 expense:
Intercompany charges....        (8,335)           7,917         418           --              --
Interest income.........           (73)            (167)         (1)          --            (241)
Interest expense........         2,121            4,195       1,700           --           8,016
                                ------         --------     -------      -------        --------
Income (loss) before
 minority interests,
 income taxes and equity
 in earnings of
 subsidiaries...........           327            7,767       3,347           --          11,441
Minority interest in
 consolidated subsidiary
 companies..............            --              386       1,021           --           1,407
                                ------         --------     -------      -------        --------
Income (loss) before
 income taxes and equity
 in earnings of
 subsidiaries...........           327            7,381       2,326           --          10,034
Income tax expense......           170            3,643         100           --           3,913
Equity in earnings of
 subsidiaries...........         5,964            1,811          --       (7,775)(a)          --
                                ------         --------     -------      -------        --------
Net income (loss).......        $6,121         $  5,549     $ 2,226      $(7,775)       $  6,121
                                ======         ========     =======      =======        ========

(a)  Elimination of equity in net income (loss) from consolidated subsidiaries.

                           Select Medical Corporation

                Condensed Consolidating Statement of Cash Flows

                                           For the Quarter Ended March 31, 2001
                          ------------------------------------------------------------------------
                            Select Medical
                          Corporation (Parent Subsidiary Non-Guarantor
                             Company Only)    Guarantors Subsidiaries  Eliminations   Consolidated
                          ------------------- ---------- ------------- ------------   ------------
Operating activities
Net income (loss).......        $ 6,121        $  5,549     $ 2,226      $(7,775)(a)    $  6,121
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation and
  amortization..........            525           6,121       1,170           --           7,816
 Provision for bad
  debts.................             --           7,206       1,137           --           8,343
 Minority interests.....             --             386       1,021           --           1,407
 Changes in operating
  assets and
  liabilities, net of
  effects from
  acquisition of
  businesses:
  Equity (loss) in
   earnings of
   subsidiaries.........         (5,964)         (1,811)         --        7,775(a)           --
   Intercompany.........          7,432         (10,424)      2,992           --              --
  Accounts receivable...           (163)        (10,065)     (3,505)          --         (13,733)
  Other current
   assets...............           (268)          2,353         141           --           2,226
  Other assets..........          8,675          (1,804)     (3,403)          --           3,468
  Accounts payable......            977            (702)        (12)          --             263
  Due to third-party
   payors...............         (3,000)            853         272           --          (1,875)
  Accrued expenses......         (2,164)         10,097         193           --           8,126
  Income taxes..........         (7,849)         10,217         289           --           2,657
                                -------        --------     -------      -------        --------
Net cash provided by
 operating activities...          4,322          17,976       2,521           --          24,819
                                -------        --------     -------      -------        --------
Investing activities
Purchases of property
 and equipment, net.....           (528)         (4,146)       (651)          --          (5,325)
Earnout payments........             --            (505)         --           --            (505)
Acquisition of
 businesses, net of cash
 acquired...............         (1,375)             --          --           --          (1,375)
                                -------        --------     -------      -------        --------
Net cash used in
 investing activities...         (1,903)         (4,651)       (651)          --          (7,205)
                                -------        --------     -------      -------        --------
Financing activities
Net repayments on credit
 facility debt..........         (7,000)             --          --           --          (7,000)
Principal payments on
 seller and other debt..         (1,524)         (4,921)         --           --          (6,445)
Proceeds from issuance
 of common stock........              2              --          --           --               2
Proceeds from (repayment
 of) bank overdrafts....          6,103          (8,448)     (2,346)          --          (4,691)
Distributions to
 minority interests.....             --              --        (397)          --            (397)
                                -------        --------     -------      -------        --------
Net cash used in
 financing activities...         (2,419)        (13,369)     (2,743)          --         (18,531)
                                -------        --------     -------      -------        --------
Effect of exchange rate
 changes on cash and
 cash equivalents.......             --              --         (60)          --             (60)
                                -------        --------     -------      -------        --------
Net decrease in cash and
 cash equivalents.......             --             (44)       (933)          --            (977)
Cash and cash
 equivalents at
 beginning of period....             --           1,015       2,136           --           3,151
                                -------        --------     -------      -------        --------
Cash and cash
 equivalents at end of
 period.................        $    --        $    971     $ 1,203      $    --        $  2,174
                                =======        ========     =======      =======        ========

(a) Elimination of equity in earnings of subsidiary.

                                     Condensed Consolidating Statement of Operations
                                          For the Quarter Ended March 31, 2000
                          -----------------------------------------------------------------------
                            Select Medical                   Non-
                          Corporation (Parent Subsidiary  Guarantor
                             Company Only)    Guarantors Subsidiaries Eliminations   Consolidated
                          ------------------- ---------- ------------ ------------   ------------
Net operating revenues..        $ 2,502        $163,031    $31,189      $    --        $196,722
                                -------        --------    -------      -------        --------
Costs and expenses:
  Cost of services......             --         135,209     26,016           --         161,225
  General and
   administrative.......          7,328              --         --           --           7,328
  Bad debt expense......             --           5,409        509           --           5,918
  Depreciation and
   amortization.........            382           5,666        973           --           7,021
                                -------        --------    -------      -------        --------
Total costs and
 expenses...............          7,710         146,284     27,498           --         181,492
                                -------        --------    -------      -------        --------
Income (loss) from
 operations.............         (5,208)         16,747      3,691           --          15,230
Other income and
 expense:
Intercompany charges....        (10,702)         10,371        331           --              --
Interest income.........            (66)            (16)        --           --             (82)
Interest expense........          2,183           5,364      1,300           --           8,847
                                -------        --------    -------      -------        --------
Income before minority
 interests and income
 taxes..................          3,377           1,028      2,060           --           6,465
Minority interest in
 consolidated subsidiary
 companies..............             --             415        703           --           1,118
                                -------        --------    -------      -------        --------
Income before income
 taxes..................          3,377             613      1,357           --           5,347
Income tax expense......          1,197           1,241         75           --           2,513
Equity in earnings of
 subsidiaries...........            654           1,100         --       (1,754)(a)          --
                                -------        --------    -------      -------        --------
Net income..............        $ 2,834        $    472    $ 1,282      $(1,754)       $  2,834
                                =======        ========    =======      =======        ========

(a) Elimination of equity in net income (loss) from consolidated subsidiaries.

                                     Condensed Consolidating Statement of Cash Flows
                                          For the Quarter Ended March 31, 2000
                          -----------------------------------------------------------------------
                            Select Medical                   Non-
                          Corporation (Parent Subsidiary  Guarantor
                             Company Only)    Guarantors Subsidiaries Eliminations   Consolidated
                          ------------------- ---------- ------------ ------------   ------------
Operating activities
Net income..............        $2,834          $  472      $1,282      $(1,754)(a)    $ 2,834
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
  Depreciation and
   amortization.........           382           5,666         973           --          7,021
  Provision for bad
   debts................            --           5,409         509           --          5,918
  Minority interests....            --             415         703           --          1,118
 Changes in operating
  assets and
  liabilities, net of
  effects from
  acquisition of
  businesses:
    Equity (loss) in
     earnings of
     subsidiaries.......          (654)         (1,100)         --        1,754 (a)         --
    Intercompany........        (6,820)          2,407       4,413           --             --
    Accounts
     receivable.........           (52)         (9,961)     (3,175)          --        (13,188)
    Other current
     assets.............          (364)         (1,906)       (725)          --         (2,995)
    Other assets........         4,134          (2,527)     (3,443)          --         (1,836)
    Accounts payable....           279           1,275         (80)          --          1,474
    Due to third-party
     payors.............        (2,500)          2,222         440           --            162
    Accrued expenses....          (798)          5,808         996           --          6,006
    Income taxes........         1,206             977        (206)          --          1,977
                                ------          ------      ------      -------        -------
Net cash provided by
 (used in) operating
 activities.............        (2,353)          9,157       1,687           --          8,491
                                ------          ------      ------      -------        -------
Investing activities
Purchases of property
 and equipment, net.....          (854)         (3,958)     (1,122)          --         (5,934)
Earnout payments........            --          (1,272)         --           --         (1,272)
Acquisition of
 businesses, net of cash
 acquired...............          (250)             --          --           --           (250)
                                ------          ------      ------      -------        -------
Net cash used in
 investing activities...        (1,104)         (5,230)     (1,122)          --         (7,456)
                                ------          ------      ------      -------        -------
Financing activities
Net repayments on credit
 facility debt..........            --              --          --           --             --
Principal payments on
 seller and other debt..          (910)         (5,916)         --           --         (6,826)
Proceeds from issuance
 of common stock........           910              --          --           --            910
Proceeds from (repayment
 of) bank overdrafts....         3,457           2,282         (43)          --          5,696
Distributions to
 minority interests.....            --            (293)       (364)          --           (657)
                                ------          ------      ------      -------        -------
Net cash provided by
 (used in) financing
 activities.............         3,457          (3,927)       (407)          --           (877)
                                ------          ------      ------      -------        -------
Effect of exchange rate
 changes on cash and
 cash equivalents.......            --              --         (15)          --            (15)
                                ------          ------      ------      -------        -------
Net increase in cash and
 cash equivalents.......            --              --         143           --            143
Cash and cash
 equivalents at
 beginning of period....            --           1,475       2,592           --          4,067
                                ------          ------      ------      -------        -------
Cash and cash
 equivalents at end of
 period.................        $   --          $1,475      $2,735      $    --        $ 4,210
                                ======          ======      ======      =======        =======

(a) Elimination of equity in earnings of subsidiary.

                       Report of Independent Accountants

To the Board of Directors and Stockholders of Select Medical Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Select Medical Corporation and its subsidiaries (the Company) as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Harrisburg, Pennsylvania
February 16, 2001, except for
paragraphs 8 and 2 of Note 7, Note 19 and Note 20
which are dated
March 28, 2001, April 3, 2001, May 2, 2001 and June 11, 2001, respectively

                           Select Medical Corporation

                          Consolidated Balance Sheets
               (in thousands, except share and per share amounts)

                                                  December 31,
                                                  1999      2000
                                                --------  --------
                    Assets
Current Assets:
 Cash and cash equivalents....................  $  4,067  $  3,151
 Escrow receivable............................    29,948        --
 Accounts receivable, net of allowance for
  doubtful accounts of $69,492 and $75,517 in
  1999 and 2000, respectively.................   184,148   196,505
 Prepaid income taxes.........................       283     1,093
 Assets held for sale.........................    13,000        --
 Other current assets.........................    21,264    21,083
                                                --------  --------
Total Current Assets..........................   252,710   221,832
Property and equipment, net...................    85,072    84,976
Intangible assets.............................   258,079   251,399
Other assets..................................    24,857    28,593
                                                --------  --------
Total Assets..................................  $620,718  $586,800
                                                ========  ========
     Liabilities and Stockholders' Equity
                                                                    Pro forma,
                                                                    (unaudited)
Current Liabilities:
 Bank overdrafts..............................  $  6,966  $ 14,218
 Current portion of long-term debt and notes
  payable.....................................    21,127    18,746
 Accounts payable.............................    27,489    28,795
 Accrued payroll..............................    17,865    21,466
 Accrued vacation.............................     4,065     7,701
 Accrued restructuring........................     9,357     4,701
 Accrued other................................    15,621    15,451
 Due to third party payors....................    17,622     1,511
                                                --------  --------
Total Current Liabilities.....................   120,112   112,589
Long-term debt, net of current portion........   319,694   284,042
                                                --------  --------
Total liabilities.............................   439,806   396,631
Commitments and Contingencies (Note 17)
Minority interest in consolidated subsidiary
companies.....................................    10,671    12,098
Preferred stock--Class A, non-voting, $1,000
per share redemption value
 Authorized shares--55,000, Issued and
  outstanding shares--52,848 and 52,838 in
  1999 and 2000, respectively.................    60,398    65,481   $ 65,481
Convertible preferred stock--Class B, non-
 voting, $3.75 per share redemption value:
 Authorized shares--16,000,000, Issued and
 outstanding shares--16,000,000...............    60,406    64,092      4,092
Stockholders' Equity:
 Common stock--$.01 par value: Authorized
  shares--78,000,000, Issued shares--
  25,525,000, 25,697,000 and 34,913,000
  (unaudited) in 1999, 2000 and pro forma,
  respectively................................       255       257        349
 Capital in excess of par.....................    79,502    73,069    132,977
 Accumulated deficit..........................   (29,469)  (23,757)   (23,757)
 Treasury stock, at cost--189,000 and 221,000
  shares in 1999 and 2000, respectively.......      (829)   (1,039)    (1,039)
 Accumulated other comprehensive loss.........       (22)      (32)       (32)
                                                --------  --------   --------
Total Stockholders' Equity....................    49,437    48,498   $108,498
                                                --------  --------   --------
Total Liabilities and Stockholders' Equity....  $620,718  $586,800
                                                ========  ========

   The accompanying notes are an integral part of these financial statements.

                           Select Medical Corporation

                     Consolidated Statements of Operations
                    (in thousands, except per share amounts)

                                                     For the Year Ended
                                                        December 31,
                                                 ----------------------------
                                                   1998      1999      2000
                                                 --------  --------  --------
Net operating revenues.......................... $149,043  $455,975  $805,897
                                                 --------  --------  --------
Costs and expenses:
  Cost of services..............................  128,910   383,453   656,461
  General and administrative....................   12,526    21,420    28,431
  Bad debt expense..............................    4,014     8,858    29,335
  Depreciation and amortization.................    4,942    16,741    30,401
  Special charge................................   10,157     5,223        --
                                                 --------  --------  --------
Total costs and expenses........................  160,549   435,695   744,628
                                                 --------  --------  --------
Income (loss) from operations...................  (11,506)   20,280    61,269
Other income and expense:
Interest income.................................     (406)     (362)     (939)
Interest expense................................    5,382    21,461    36,126
                                                 --------  --------  --------
Income (loss) before minority interests and
 income taxes...................................  (16,482)     (819)   26,082
Minority interest in consolidated subsidiary
 companies......................................    1,744     3,662     4,144
                                                 --------  --------  --------
Income (loss) before income taxes...............  (18,226)   (4,481)   21,938
Income tax expense (benefit)....................     (182)    2,811     9,979
                                                 --------  --------  --------
Net income (loss) before extraordinary item.....  (18,044)   (7,292)   11,959
Extraordinary item..............................       --     5,814     6,247
                                                 --------  --------  --------
Net income (loss)............................... $(18,044) $(13,106) $  5,712
Less: Preferred dividends.......................    2,540     5,175     8,780
                                                 --------  --------  --------
Net loss available to common stockholders....... $(20,584) $(18,281) $ (3,068)
                                                 ========  ========  ========
Net income (loss) per common share:
  Basic:
    Income (loss) before extraordinary item..... $  (1.64) $  (0.50) $   0.13
    Extraordinary item..........................       --     (0.24)    (0.25)
                                                 --------  --------  --------
    Loss per common share....................... $  (1.64) $  (0.74) $  (0.12)
  Diluted:
    Income (loss) before extraordinary item..... $  (1.64) $  (0.50) $   0.12
    Extraordinary item..........................       --     (0.24)    (0.24)
                                                 --------  --------  --------
    Loss........................................ $  (1.64) $  (0.74) $  (0.12)
Weighted average shares outstanding:
  Basic.........................................   12,517    24,557    25,457
  Diluted.......................................   12,517    24,557    25,907

   The accompanying notes are an integral part of these financial statements.

                           Select Medical Corporation

           Consolidated Statements of Changes in Stockholders' Equity
                                 (in thousands)

                                Common              Retained              Accumulated
                                Stock   Capital    Earnings/                 Other
                         Common  Par   in Excess  (Accumulated Treasury  Comprehensive Comprehensive
                         Stock  Value   of Par      Deficit)    Stock        Loss      Income (Loss)
                         ------ ------ ---------  ------------ --------  ------------- -------------
Balance at December 31,
1997.................... 11,685 $ 117  $  3,264     $  1,681   $    --       $ --
 Net loss...............     --    --        --      (18,044)       --         --        $(18,044)
 Accumulated other
  comprehensive loss....     --    --        --           --        --        (27)            (27)
                                                                                         --------
 Total comprehensive
  loss..................     --    --        --           --        --         --        $(18,071)
                                                                                         ========
 Issuance of common
  stock................. 12,708   127    74,878           --        --         --
 Issuance of warrants...     --    --     1,086           --        --         --
 Redemption of common
  stock.................     --    --        --           --       (48)        --
 Preferred stock
  dividends.............     --    --    (2,540)          --        --         --
                         ------ -----  --------     --------   -------       ----
Balance at December 31,
1998.................... 24,393   244    76,688      (16,363)      (48)       (27)
 Net loss...............     --    --        --      (13,106)       --         --        $(13,106)
 Accumulated other
  comprehensive income..     --    --        --           --        --          5               5
                                                                                         --------
 Total comprehensive
  loss..................     --    --        --           --        --         --        $(13,101)
                                                                                         ========
 Issuance of common
  stock.................  1,132    11     6,239           --        --         --
 Accretion of preferred
  stock issuance costs..     --    --      (639)          --        --         --
 Issuance of warrants...     --    --     2,389           --        --         --
 Purchase of treasury
  stock.................     --    --        --           --      (781)        --
 Preferred stock
  dividends.............     --    --    (5,175)          --        --         --
                         ------ -----  --------     --------   -------       ----
Balance at December 31,
1999.................... 25,525   255    79,502      (29,469)     (829)       (22)
 Net income.............     --    --        --        5,712        --         --        $  5,712
 Accumulated other
  comprehensive loss....     --    --        --           --        --        (10)            (10)
                                                                                         --------
 Total comprehensive
  income................     --    --        --           --        --         --        $  5,702
                                                                                         ========
 Issuance of common
  stock.................    172     2     1,116           --        --         --
 Purchase of treasury
  shares................     --    --        --           --      (210)        --
 Issuance of warrants...     --    --     1,104           --        --         --
 Valuation of non-
  employee options......     --    --       127           --        --         --
 Preferred stock
  dividends.............     --    --    (8,780)          --        --         --
                         ------ -----  --------     --------   -------       ----
Balance at December 31,
2000.................... 25,697 $ 257  $ 73,069     $(23,757)  $(1,039)      $(32)
                         ====== =====  ========     ========   =======       ====



   The accompanying notes are an integral part of these financial statements.

                           Select Medical Corporation

                     Consolidated Statements of Cash Flows
                                 (in thousands)

                                                    For the Year Ended
                                                       December 31,
                                               ------------------------------
                                                 1998       1999       2000
                                               ---------  ---------  --------
Operating activities
Net income (loss)............................. $ (18,044) $ (13,106) $  5,712
Adjustments to reconcile net income (loss) to
 net cash provided by (used in) operating
 activities:
 Depreciation and amortization................     4,942     16,741    30,401
 Provision for bad debts......................     4,014      8,858    29,335
 Special charge...............................    10,157      5,223        --
 Extraordinary item...........................        --      5,814     6,247
 Loss (gain) on sale of assets................        --       (215)      111
 Minority interests...........................     1,744      3,662     4,144
 Changes in operating assets and liabilities,
  net of effects from acquisition
  of businesses:
   Accounts receivable........................   (17,513)   (47,290)  (36,964)
   Other current assets.......................     3,229     (1,728)   (2,692)
   Other assets...............................    (1,539)   (10,868)   (5,019)
   Accounts payable...........................    (2,591)        29     1,380
   Due to third-party payors..................    (1,279)     8,715   (17,673)
   Accrued expenses...........................    (5,535)    (2,688)      (17)
   Income taxes...............................    (2,287)     1,696     7,548
                                               ---------  ---------  --------
Net cash provided by (used in) operating
activities....................................   (24,702)   (25,157)   22,513
                                               ---------  ---------  --------
Investing activities
Purchases of property and equipment, net......    (6,423)   (10,896)  (22,430)
Escrow receivable.............................        --         --    29,948
Proceeds from disposal of assets held for
sale..........................................        --         --    13,000
Proceeds from disposal of assets..............        --        988     2,947
Earnout payments..............................        --         --    (3,430)
Acquisition of businesses, net of cash
acquired......................................  (203,058)  (171,354)   (5,838)
                                               ---------  ---------  --------
Net cash provided by (used in) investing
activities....................................  (209,481)  (181,262)   14,197
                                               ---------  ---------  --------
Financing activities
Proceeds from issuance of debt................   103,898     68,194        --
Net proceeds (repayments) on credit facility
debt..........................................    31,173     86,655   (12,000)
Principal payments on seller and other debt...    (6,482)   (10,064)  (27,577)
Net proceeds from issuance of Class A
redeemable preferred stock....................    47,616         --        --
Net proceeds from issuance of Class B
convertible preferred stock...................        --     59,361        --
Proceeds from issuance of common stock........    65,719      1,041     1,118
Purchase of treasury stock....................       (48)      (781)     (210)
Redemption of preferred stock.................       (19)      (214)      (11)
Proceeds from bank overdrafts.................     2,073      4,893     7,253
Payment of deferred financing costs...........    (1,314)   (10,883)   (4,563)
Distributions to minority interests...........      (318)      (722)   (1,626)
                                               ---------  ---------  --------
Net cash provided by (used in) financing
activities....................................   242,298    197,480   (37,616)
                                               ---------  ---------  --------
Effect of exchange rate changes on cash and
cash equivalents..............................        27          5       (10)
                                               ---------  ---------  --------
Net increase (decrease) in cash and cash
equivalents...................................     8,142     (8,934)     (916)
Cash and cash equivalents at beginning of
year..........................................     4,859     13,001     4,067
                                               ---------  ---------  --------
Cash and cash equivalents at end of year...... $  13,001  $   4,067  $  3,151
                                               =========  =========  ========
Supplemental Cash Flow Information
Cash paid for interest........................ $   2,185  $  15,500  $ 36,125
Cash paid for income taxes.................... $     261  $   2,112  $  3,476

   The accompanying notes are an integral part of these financial statements.

                           Select Medical Corporation

                   Notes to Consolidated Financial Statements

1. Organization and Accounting Policies

Business Description

      Select Medical Corporation and its subsidiaries (the "Company") was formed in December 1996 and commenced operations during February 1997 upon the completion of its first acquisition. The Company provides long-term acute care hospital services through its Select Specialty Hospital division and provides physical, occupational, and speech rehabilitation services through its outpatient divisions. Select Specialty Hospital division owns and operates long-term acute care hospitals. These hospitals, which average approximately 35 to 40 beds in size, operate generally in space leased within general acute care hospitals. These hospitals offer intensive nursing care, vent weaning, and therapy services to high acuity patients who require long lengths of hospital care before being discharged to a nursing home or home care environment. At December 31, 1998, 1999 and 2000, the Company operated 39, 44 and 54 long-term acute care hospitals, respectively. The Company's outpatient divisions provide rehabilitation services in outpatient clinics owned or managed by the Company and under therapy contracts with nursing homes, schools, hospitals, and home care agencies. At December 31, 1998, 1999 and 2000, the Company had operations in Canada and 19, 33 and 35 states, respectively.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries, limited liability companies and limited partnerships the Company and its subsidiaries control through ownership of general and limited partnership interests. All significant intercompany balances and transactions are eliminated in consolidation. The Company does not consolidate professional corporations where it has a long-term management contract because the Company does not have a long-term controlling interest in the affiliated practices as defined in "Emerging Issues Task Force No 97-2." Instead the Company reports management services revenue earned under the terms of the agreements.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost which approximates market.

Property and Equipment

      Property and equipment are stated at cost net of accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the term of the lease, as appropriate. The general range of useful lives is as follows:

       Leasehold improvements.......................................     5 years
       Furniture and equipment...................................... 2--10 years
       Buildings....................................................    40 years

                           Select Medical Corporation

1. Organization and Accounting Policies (continued)

      Qualified internally developed software costs for internal use are capitalized subsequent to both the preliminary project stage and when management has committed to funding, in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The carrying value of all internally developed software costs was $1,416,000, $2,541,000 and $2,210,000 at December 31, 1998, 1999 and 2000,
respectively.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash balances and accounts receivable. The Company invests its excess cash with large banks. The Company grants unsecured credit to its patients, most of whom reside in the service area of the Company's facilities and are insured under third-party payor agreements. Because of the geographic diversity of the Company's facilities and non-governmental third-party payors, Medicare represents the Company's only concentration of credit risk.

Assets Held for Sale

      Assets held for sale were stated at their net realizable value less approximated costs to sell. The results of operations related to the assets held for sale were excluded from the Company's operating results and were reflected as an adjustment to the purchase price when the assets were sold. No depreciation or amortization was recognized on the assets held for sale.

Income Taxes

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Management provides a valuation allowance for net deferred tax assets when it is more likely than not that a portion of such net deferred tax assets will not be recovered.

Intangible Assets

      Identifiable assets and liabilities acquired in connection with business combinations accounted for under the purchase method are recorded at their respective fair values. Deferred taxes have been recorded to the extent of differences between the fair value and the tax basis of the assets acquired and liabilities assumed. The excess of the purchase price over the fair value of tangible net assets acquired is amortized on a straight-line basis over the estimated useful life of the intangible assets. Company management performed allocation of intangible assets between identifiable intangibles and goodwill. Intangible assets other than goodwill primarily consist of the values assigned to trademarks and assembled work force. Management Service Agreements ("MSA's") represent consideration paid to therapists groups for entering into MSA's with the Company. The Company's MSA's are for a term of 20 years with renewal options. Management believes that the estimated useful lives established at the dates of each transaction were reasonable based on the economic factors applicable to each of the businesses.

                           Select Medical Corporation

1. Organization and Accounting Policies (continued)

      The useful life for each class of intangible asset is as follows:

       Goodwill........................................................ 40 years
       Trademarks...................................................... 40 years
       Management service agreements................................... 20 years
       Assembled workforce.............................................  7 years

      The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), which establishes accounting standards for the impairment of long-lived assets, certain identified intangible assets and goodwill related to those assets to be held and used and for long-lived assets and certain intangible assets to be disposed. In accordance with SFAS 121, the Company reviews the realizability of long-lived assets, certain intangible assets and goodwill whenever events or circumstances occur which indicate recorded costs may not be recoverable. In addition, the Company also analyzes the recovery of long-lived assets on an enterprise basis.

      If the expected future cash flows (undiscounted) are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value (Note 10).

Due to Third-Party Payors

      Due to third-party payors represents the difference between amounts received under interim payment plans from third-party payors for services rendered and amounts estimated to be reimbursed by those third-party payors upon settlement of cost reports.

Insurance Risk Programs

      The Company is insured for malpractice claims based on a claims made or claims incurred policy purchased in the commercial market. A liability is estimated for the premium cost for such coverage. The Company has the unilateral right to purchase tail coverage for its claims made policy at a fixed price.

      Certain insurable risks such as workers' compensation are self-insured by the Company. Accruals for claims under the Company's self-insurance program are recorded on a claim-incurred basis.

Minority Interests

      The interests held by other parties in subsidiaries, limited liability companies and limited partnerships owned and controlled by the Company are reported on the consolidated balance sheets as minority interests. Minority interests reported in the consolidated statements of operations reflect the respective interests in the income or loss of the subsidiaries, limited liability companies and limited partnerships attributable to the other parties, the effect of which is removed from the Company's consolidated results of operations.

Treasury Stock

      Treasury stock is carried at cost, determined by the first-in, first-out method.

                           Select Medical Corporation

1. Organization and Accounting Policies (continued)

Revenue Recognition

      Net operating revenues consists of patient, contract therapy, and management services revenues and are recognized as services are rendered.

      Patient service revenue is reported net of provisions for contractual allowances from third party payors and patients. The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established rates. The differences between the estimated program reimbursement rates and standard billing rates are accounted for as contractual adjustments, which are deducted from gross revenues to arrive at net operating revenues. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, discounted charges, and per diem payments. Net patient service revenue is reported net of provision for contractual allowance from third-party payors, patients and others for services rendered, including retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. Accounts receivables resulting from such payment arrangements are recorded net of contractual allowances. Net operating revenues generated directly from the Medicare program represented approximately 38%, 48%, and 35% of the Company's consolidated net operating revenues for the years ended December 31, 1998, 1999 and 2000, respectively. Approximately 33% and 31% of the Company's gross accounts receivable at December 31, 1999 and 2000, respectively, are from this payor source.

      Management services revenues represent revenues earned under management service agreements with professional corporations and associations in the business of providing physical, occupational, and speech therapy. Management fee receivables resulting from such management services are included in other assets.

      Significant reductions in the patient service revenues generated in a hospital may occur if the Company is unable to maintain the certification of the hospital as a long-term acute care hospital (LTACH) in accordance with Medicare regulations. Additionally, the majority of the Company's hospitals operate in space leased from general acute care hospitals (host hospitals); consequently, these hospitals are also subject to Medicare "Hospital within Hospital" (HIH) regulations in addition to the general LTACH regulations. The HIH regulations are designed to ensure that the hospitals are organizationally and functionally independent of their host hospital. If an LTACH located in a host hospital fails to meet the HIH regulations it also loses its status as an LTACH. These determinations are made on an annual basis. Management believes its LTACH's are in compliance with the Medicare regulations regarding HIH's and LTACH's and that it will be able to meet the tests to maintain the future status of its hospitals as LTACH's under the current Medicare regulations.

Foreign Currency Translations

      The Company uses the local currency as the functional currency for its Canadian operations. All assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments impacting comprehensive income (loss) are recorded as a separate component of stockholders' equity.

Basic and Diluted Net Income (Loss) Per Share

      Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding during each year. Diluted net income (loss) per common share is based on the

                           Select Medical Corporation

1. Organization and Accounting Policies (continued)

weighted average number of shares of common stock outstanding during each year, adjusted for the effect of common stock equivalents arising from the assumed exercise of stock options, warrants and convertible preferred stock, if dilutive.

Recent Accounting Pronouncements

      In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement for financial position and measure those instruments at fair value. SFAS No. 137, issued by the FASB in July 1999, establishes a new effective date for SFAS No. 133. This statement, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and is therefore effective for the Company beginning with its fiscal quarter ending March 31, 2001. In June 2000, FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities--an amendment of FASB Statement No. 133." SFAS No. 138 addresses a limited number of issues causing implementation difficulties for SFAS No. 133. SFAS No. 138 is required to be adopted concurrently with SFAS No. 133 and is therefore effective for the Company beginning with its fiscal quarter ending March 31, 2001. Because of the limited use of derivative instruments, management does not believe that there will be a material effect on the Company's consolidated financial statements.

      In March 2000, the FASB issued interpretation No. 44, or FIN 44 "Accounting for Certain Transactions Involving Stock Compensation," which is an interpretation of Accounting Principles Board Opinion No. 25, or APB Opinion
25. This interpretation, which clarifies the definition of an employee noncompensatory plan, accounting consequences of various modifications to previously fixed stock options or awards and the exchange of stock compensation awards in a business combination. The adoption of FIN 44 did not have an impact on the Company's consolidated financial statements.

2. Acquisitions, Disposal and Management Services Agreements

For the year ended December 31, 1998

      On January 16, 1998, the Company acquired an 80% undivided interest in certain assets of NW Rehabilitation Associates, Inc. and Medical Temporary Specialists, Inc. These and the remaining 20% undivided interests were then contributed to NW Rehabilitation Associates, LLC (NW Rehab), which is 80% owned by the Company. NW Rehab provides rehabilitation services to third parties on a contract basis and to various homecare providers.

      On February 28, 1998, the Company acquired approximately 73% of the outstanding stock of Canadian Back Institute Limited (CBIL). CBIL provides rehabilitation services in clinics across Canada. CBIL carries on these activities through various limited partnerships and corporations. In some cases CBIL is the general partner only (through its wholly owned subsidiaries), in certain other cases CBIL is also a limited partner (either directly or through its wholly owned subsidiaries) and in other cases CBIL carries on its activities through wholly owned or partially-owned subsidiaries.

      On June 4, 1998, the Company acquired 80% of the outstanding common stock of PT Services, Inc. (PTS). PTS operates rehabilitation clinics and provides contract therapy services.

                           Select Medical Corporation

2. Acquisitions, Disposal and Management Services Agreements (continued)

      On June 30, 1998, the Company acquired 100% of the outstanding stock of American Transitional Hospitals (ATH), a wholly-owned subsidiary of Beverly Enterprises, Inc., for $62,800,000 cash and $14,944,000 liabilities assumed. ATH provides long-term acute care hospital services.

      On December 16, 1998, the Company completed a public tender of the outstanding stock of Intensiva Healthcare Corporation (Intensiva) for $103,600,000 cash and $56,491,000 liabilities assumed. The purchase was funded through the sale of 10,697,000 shares of Select common stock and subordinate and bank debt. As part of the acquisition, the Company accrued $7.6 million of costs related principally to severance and other restructuring costs. Intensiva provides long-term acute care hospital services.

      During 1998, the Company acquired controlling interests in two outpatient therapy businesses. The Company also acquired the non-medical assets of three outpatient therapy businesses and executed long-term Management Services Agreements (MSA) with the related professional corporations. Outpatient therapy acquisitions consisted of The Summit Group on May 1, 1998 and Avalon Rehabilitation on October 30, 1998. MSA's were executed with H&M Hecker, P.T, P.C. on January 31, 1998, Professional Management Bureau, Inc. on February 28, 1998 and Cedar Bridge Physical Therapy, P.C., Cedar Bridge Rehab Services, Inc., and KC Services, Inc. (collectively Cedar Bridge) on May 1, 1998.

For the Year Ended December 31, 1999

      On January 8, 1999, the Company acquired 80% of the undivided interest in the business and certain assets of Kentucky Orthopedic Rehab Team, PSC (KORT). KORT operates rehabilitation clinics.

      On November 19, 1999, the Company acquired 100% of the outstanding stock of NovaCare Physical Rehabilitation and Occupational Health Group (NovaCare) for $160,416,000 cash and $64,734,000 of liabilities assumed. The purchase was funded through the sale of 16,000,000 shares of Select Class B Convertible Preferred stock and subordinate and bank debt. The Company is indemnified against certain risks including receivables collection and certain joint venture agreements through a $36,800,000 escrow account. In November 1999, the Company recorded a $29,948,000 receivable related to the receivable collection and severance indemnification. Of this amount $29,400,000 represents the change in estimate for allowance for doubtful accounts recorded in the NovaCare July 1, 1999 to November 19, 1999 financial statements. On July 6, 2000, the Company received proceeds of $29,948,000 from the escrow account established in connection with its acquisition of NovaCare from NovaCare's former owner, NAHC, Inc. The Company also received $1.95 million in notes in satisfaction of certain severance and other obligations NAHC, Inc. had to the Company under the purchase agreement. As a part of the acquisition, the Company accrued $5.7 million of costs related to the planned closure of approximately 60 outpatient rehab clinics, the downsizing and relocation of the NovaCare corporate headquarters and transaction-related expenses. NovaCare provides outpatient physical therapy and rehabilitation services.

      The Company divested the Occupational Health segment of NovaCare with total sale proceeds of $13,000,000. The net proceeds of this sale and the cash flows of this segment until it was sold were allocated to assets held for sale in the allocation of the NovaCare purchase price. Differences between the actual and expected amount were recorded as an adjustment to goodwill during 2000.

      Certain purchase agreements require additional payments to the former owners if specific financial targets are met. At December 31, 2000, aggregate contingent payments in connection with all acquisitions of

                           Select Medical Corporation

2. Acquisitions, Disposal and Management Services Agreements (continued)

approximately $7,400,000 have not been included in the initial cost of the business since the additional amount of such contingent consideration that may be paid in the future, if any, is not presently determinable.

      During 1999, the Company acquired controlling interests in four outpatient therapy businesses. Outpatient therapy acquisitions consisted of Sports Rehabilitation and Physical Therapy Center, P.A. on March 1, 1999, Senior Rehab, Inc. on March 31, 1999, Central Jersey Rehabilitation Services, Inc. on May 15, 1999 and Hunsel Physical Therapy Services, Inc. on July 15, 1999.

For the Year Ended December 31, 2000

      During 2000, the Company acquired controlling interests in four outpatient therapy businesses. Outpatient therapy acquisitions consisted of Delta Rehab Group, Inc. on January 20, 2000, S.T.A.R. Rehab, Inc. on March 31, 2000, Crisan Physiotherapy and Sports Medicine Center, P.A. on May 31, 2000 and Rehab Health, Inc. on July 31, 2000.

      The acquisitions were accounted for using the purchase method of accounting, and results of operations from acquired companies are included in these consolidated financial statements from the dates of acquisition.

      The following unaudited results of operations have been prepared assuming all acquisitions consummated on or before December 31, 1999 had occurred as of the beginning of the periods presented. The acquisitions completed during 2000 are not significant for pro forma disclosure. These results are not necessarily indicative of results of future operations nor of the results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented.

                                                        For the year ended
                                                           December 31,
                                                     --------------------------
                                                         1998          1999
                                                     ------------  ------------
                                                     (unaudited)   (unaudited)
Revenues............................................ $572,021,000  $720,116,000
Loss before extraordinary items.....................  (26,764,000)  (78,569,000)
Net loss............................................  (26,764,000)  (84,383,000)

                           Select Medical Corporation

2. Acquisitions, Disposal and Management Services Agreements (continued)

      Information with respect to businesses acquired in purchase transactions is as follows:

                                              For the year ended December 31,
                                            ------------------------------------
                                                1998         1999        2000
                                            ------------ ------------ ----------
Cash paid (net of cash acquired)..........  $203,058,000 $171,354,000 $5,838,000
Notes issued..............................    18,343,000    7,783,000  3,207,000
Other consideration.......................       785,000           --         --
                                            ------------ ------------ ----------
                                             222,186,000  179,137,000  9,045,000
Liabilities assumed.......................   105,286,000   65,744,000    255,000
                                            ------------ ------------ ----------
                                             327,472,000  244,881,000  9,300,000
Fair value of assets acquired, principally
 accounts receivable and property and
 equipment................................   159,554,000  144,623,000  1,606,000
Trademarks................................            --   40,000,000         --
Management services agreements............     8,829,000    1,520,000         --
Assembled workforce.......................     8,480,000    9,200,000         --
                                            ------------ ------------ ----------
Cost in excess of fair value of net
 assets acquired..........................  $150,609,000 $ 49,538,000 $7,694,000
                                            ============ ============ ==========

3. Property and Equipment

      Property and equipment consists of the following:

                                                             December 31,
                                                        -----------------------
                                                           1999        2000
                                                        ----------- -----------
Land................................................... $   501,000 $   501,000
Leasehold improvements.................................  19,800,000  29,836,000
Buildings..............................................  17,000,000  17,000,000
Furniture and equipment................................  64,572,000  74,170,000
Construction in progress...............................     661,000     366,000
                                                        ----------- -----------
                                                        102,534,000 121,873,000
Less: accumulated depreciation and amortization........  17,462,000  36,897,000
                                                        ----------- -----------
Total property and equipment........................... $85,072,000 $84,976,000
                                                        =========== ===========

                           Select Medical Corporation

4. Intangible Assets

      Intangible assets consist of the following:

                                                         December 31,
                                                   --------------------------
                                                       1999          2000
                                                   ------------  ------------
Goodwill.......................................... $198,254,000  $201,171,000
Trademarks........................................   40,000,000    40,000,000
Management services agreements....................   10,343,000    10,343,000
Assembled workforce...............................   17,544,000    17,544,000
                                                   ------------  ------------
                                                    266,141,000   269,058,000
Less: accumulated amortization....................    8,062,000    17,659,000
                                                   ------------  ------------
Total intangible assets........................... $258,079,000  $251,399,000
                                                   ============  ============

      The following summarizes the Company's intangible asset activity:

                                                         December 31,
                                                   --------------------------
                                                       1999          2000
                                                   ------------  ------------
Beginning balance of intangibles, net............. $171,378,000  $258,079,000
Intangibles recorded for companies purchased in
 current year.....................................  100,258,000     7,694,000
Intangibles adjusted for companies purchased in
 prior year for:
Asset impairments.................................   (3,691,000)           --
Income tax benefits recognized....................   (1,314,000)   (8,402,000)
Translation adjustment............................      671,000      (441,000)
Other.............................................   (3,471,000)      635,000
Earn out payments.................................           --     3,430,000
Amortization......................................   (5,752,000)   (9,596,000)
                                                   ------------  ------------
Net increase (decrease) in intangibles............   86,701,000    (6,680,000)
                                                   ------------  ------------
Ending balance of intangibles, net................ $258,079,000  $251,399,000
                                                   ============  ============

5. Restructuring Charges

      During December 1998, the Company recorded a $7,648,000 restructuring reserve in connection with the acquisition of Intensiva. The Company also recorded a restructuring reserve in 1999 related to the NovaCare acquisition of $5,743,000. The reserves primarily included costs associated with workforce reductions of 25 and 162 employees in 1998 and 1999, respectively, and lease buyouts in accordance with the Company's qualified restructuring plan. During 2000, the Company revised its estimates for the NovaCare termination costs, severance liabilities and the anticipated closure of two central billing offices related to the NovaCare acquisition. The reserves for the billing office closures primarily included costs associated with lease buyouts and workforce reductions of 67 employees. These changes in estimates have been reflected as an adjustment to the purchase price of NovaCare.

                           Select Medical Corporation

5. Restructuring Charges (continued)

      The following summarizes the Company's restructuring activity:

                              Lease
                           Termination
                              Costs      Severance      Other        Total
                           -----------  -----------  -----------  -----------
January 1, 1999........... $   536,000  $ 5,914,000  $ 1,198,000  $ 7,648,000
Amounts paid in 1999......    (109,000)  (5,914,000)  (1,198,000)  (7,221,000)
1999 restructuring
 liabilities assumed......   3,187,000           --           --    3,187,000
1999 acquisition
 restructuring costs......   3,600,000      700,000    1,443,000    5,743,000
                           -----------  -----------  -----------  -----------
December 31, 1999.........   7,214,000      700,000    1,443,000    9,357,000
Revision of estimate......     214,000      841,000      184,000    1,239,000
Amounts paid in 2000......  (3,743,000)    (601,000)  (1,551,000)  (5,895,000)
                           -----------  -----------  -----------  -----------
December 31, 2000......... $ 3,685,000  $   940,000  $    76,000  $ 4,701,000
                           ===========  ===========  ===========  ===========

      Management expects to pay out the remaining restructuring reserves through 2003.

6. Long-Term Debt and Notes Payable

      The components of long-term debt and notes payable are shown in the following table:

                                                            December 31,
                                                      -------------------------
                                                          1999         2000
                                                      ------------ ------------
Credit facility...................................... $209,076,000 $195,877,000
10% Senior Subordinated Notes, net of discount of
 $9,286,000, $14,096,000 and $13,228,000 in 1998,
 1999 and 2000, respectively.........................   75,904,000   76,772,000
Seller notes.........................................   53,702,000   27,888,000
Other................................................    2,139,000    2,251,000
                                                      ------------ ------------
Total debt...........................................  340,821,000  302,788,000
Less: current maturities.............................   21,127,000   18,746,000
                                                      ------------ ------------
Total long-term debt................................. $319,694,000 $284,042,000
                                                      ============ ============

      The Company refinanced its existing credit facility in September 2000. The new credit agreement consists of a $175 million term commitment and a $55 million revolving commitment. The credit facility replaced the Company's November 19, 1999 credit facility. The term debt begins quarterly amortization in September 2001, with a final maturity date of September 2005. The revolving commitment also matures in September 2005. The credit agreement requires mandatory repayment of a portion of the credit facility based on leverage ratio in the event the Company successfully completes an initial public offering of common stock. Borrowings under the facility bear interest at either LIBOR or prime rate, plus applicable margins based on financial covenant ratio tests (approximately 10.2% at December 31, 2000). Deferred financing costs related to the existing credit facility of approximately $6,247,000 were charged to expense as an extraordinary item during 2000. A commitment fee of .5% per annum was charged on the unused portion of the credit facility. The unused portion of the Revolving Commitment at December 31, 2000 was approximately $34 million. The credit facility is collateralized by equity interest in the Company and includes restrictions on certain payments by the Company including dividend payments, minimum net worth requirements and other covenants. The Company was authorized to issue up to $10,000,000 in letters of credit. Letters of credit reduced the capacity under the Revolving Commitment and bear interest at 3.5%. Approximately $3,600,000 in letters of credit were issued at December 31, 2000.

                           Select Medical Corporation

6. Long-Term Debt and Notes Payable (continued)

      The Company hedges foreign currency transactions related to its Canadian debt obligations by entering into forward exchange contracts. Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded currently in earnings.

      On November 19, 1999, the Company entered into a $225 million credit facility which would have expired on November 19, 2002. This credit facility replaced the Company's U.S. Credit Facility and its Canadian Credit Facility dated February 9, 1999. Proceeds from the facility were used for acquisitions and hospital development activities. The facility consisted of a $200 million Term Commitment and a $25 million Revolving Commitment. Borrowings bore interest at LIBOR plus 3.5% or Base Rate (approximately 10% at December 31,
1999) as defined in the agreement.

      The Senior Subordinated Notes were issued to a principal stockholder of the Company and have common shares attached which were recorded at the estimated fair market value on the date of issuance. The common shares issued were recorded as a discount to the Senior Subordinated Notes and will be amortized over the life of the debt using the interest method. Senior Subordinated Notes were issued as follows during 1999 and 1998:

                                   Shares   Share
Date of issuance       Principal   issued   value  Discount       Maturity
----------------      ----------- --------- ----- ----------- -----------------
December 15, 1998.... $35,000,000 1,528,000 $6.08 $ 9,286,000 December 15, 2008
February 9, 1999.....  30,000,000        --    --          -- December 15, 2008
November 19, 1999....  25,000,000   960,000  6.51   5,209,000 November 19, 2009
                      ----------- --------- ----- -----------
Total................ $90,000,000 2,488,000    -- $14,495,000

      In the event the Company repays the November 19, 1999 promissory notes on or before November 19, 2001, 240,048 shares of common stock attached to the notes will be transferred back to the Company.

      The Company's obligations under its previous credit agreements were collateralized by guarantees of two of the Company's principal stockholders. In connection with the debt guarantees, the Company and certain shareholders entered into a warrant agreement. The Company issued 864,000, 460,000 and 549,000 warrants to these shareholders in 1998, 1999 and 2000, respectively, that entitle the holder of each warrant to purchase one share of common stock at an exercise price of $6.08 per share or at a price equal to the lowest selling price of common shares sold by the Company after June 30, 1998. The warrants expire on June 30, 2003. The value of the warrants is being accounted for as financing costs and the related amortization is included as a component of interest expense.

      The Seller Notes relate to the acquisition of related businesses and require periodic payments of principal and interest through maturity. Also, certain of the notes contain minimum net worth requirements. Interest rates are generally at 6% per annum.

      Maturities of long-term debt for the years after 2001 are approximately as follows:

       2002........................................................ $ 18,226,000
       2003........................................................   44,133,000
       2004........................................................   51,180,000
       2005........................................................   93,643,000
       2006 and beyond.............................................   76,860,000

                           Select Medical Corporation

7. Redeemable Preferred Stock and Stockholders' Equity

Class A Preferred Stock

      The Company is authorized to issue 55,000 shares of cumulative, non-voting Class A Preferred Stock (52,838 shares outstanding at December 31, 1999 and 2000). The Company sold 48,000 shares of Class A Preferred Stock during 1998 with total proceeds of $47,616,000 used primarily to fund acquisitions and provide working capital. The Class A Preferred Stock ranks senior to the Common Stock as to dividends, liquidation, and redemption rights. The Company may at any time and from time to time redeem all or any portion of the shares of Class A Preferred Stock. The Company is required to redeem 50% of the outstanding shares of Class A Preferred Stock on December 31, 2004 and 50% on December 31, 2005. At the request of the holders of a majority of the Class A Preferred Stock, the Company is required to (i) apply the net cash proceeds from any Public Offering to redeem shares of Class A Preferred Stock and (ii) redeem shares of Class A Preferred Stock upon a change in control or other events as defined. The redemption price per share is $1,000 plus all accrued and unpaid dividends thereon. The Class A Preferred Stock has an annual cash dividend rate of 8% per share, which accrues on a daily basis. Included in the Class A Preferred Stock amount at December 31, 1998, 1999 and 2000 are $2,805,000, $7,550,000 and $12,643,000, respectively, of accrued and undeclared dividends.

      On April 3, 2001, the Company amended its Restated Certificate of Incorporation to provide that the Class A Preferred Stock may be redeemed without paying the accrued and unpaid dividends thereon, while allowing all accrued and unpaid dividends to be paid on the Class B Preferred Stock. The accrued and unpaid dividends on the Class A preferred stock will remain a general unsecured obligation of the Company, but will not accrue additional interest until March 31, 2006. The Company must pay these dividends by March 31, 2006, but may pay these dividends at any time prior to that date.

Class B Preferred Stock

      In connection with the NovaCare acquisition (Note 2), the Company sold 16,000,000 shares of Class B Preferred Stock at a price of $3.75 per share for net proceeds of $59,361,000. The Class B Preferred Stock ranks senior to the Class A Preferred Stock and Common Stock as to dividends, liquidation, and redemption rights. The Company may at any time and from time to time redeem all or any portion of the shares of Class B Preferred Stock. At the request of the holders of a majority of the Class B Preferred Stock, the Company is required to (i) apply the net cash proceeds from any Public Offering to redeem shares of Class B Preferred Stock and (ii) redeem shares of Class B Preferred Stock upon a change in control or other events as defined. The redemption price per share is $3.75 plus all accrued and unpaid dividends thereon. Each share of Class B preferred stock is convertible at any time, at the option of the stockholder, into .576 shares of common stock. The Class B Preferred Stock has an annual cash dividend rate of 6% per share, which accrues on a daily basis. Included in the Class B Preferred Stock amount at December 31, 1999 and 2000 are $406,000 and $4,092,000, respectively, of accrued and undeclared dividends.

      If at any time the Company effects a public offering of its Common Stock in which (i) the price per share paid by the public is at least $9.77 and (ii) the aggregate price paid for such shares is at least $25,000,000 (Qualified Public Offering), each share of the outstanding Class B Preferred Stock automatically converts into .576 shares of Common Stock. Since the Company expects that the proceeds and per share price of the planned public offering will be a Qualified Public Offering. The effects of the mandatory conversion have been reflected as pro forma unaudited amounts in the accompanying Consolidated Balance Sheet.

Common Stock

      In connection with the Intensiva acquisition in December 1998, the Company sold 10,697,000 shares of common stock at a price of $6.08 cash for proceeds, net of issuance costs of $685,000 totaling $64,362,000.

                           Select Medical Corporation

7. Redeemable Preferred Stock and Stockholders' Equity (continued)

In addition, 1,528,000 shares of common stock were issued in conjunction with the Senior Subordinated Notes to fund the acquisition of Intensiva (Note 6). Other shares of common stock issued in 1998 totaled 483,000. These shares were sold to management at prices ranging from $0.29 (adjusted for stock splits) to $6.08 cash for proceeds totaling $1,357,000.

      Shares of common stock sold in 1999 totaled 172,000. The shares were sold to management at prices ranging from $6.08 to $6.51 for proceeds totaling $1,041,000. The Company purchased 173,000 shares as treasury stock during 1999 for $781,000. In addition, 960,000 shares of common stock were sold in conjunction with the Senior Subordinated Notes dated November 19, 1999 (Note
6).

      Shares of common stock sold during 2000 totaled 172,000. The shares were sold to management at $6.51 for proceeds totaling $1,118,000. The Company purchased 32,000 shares as treasury stock during 2000 for $210,000.

      A Restated Certificate of Incorporation was amended on August 28, 1998, December 15, 1998, and November 19, 1999 to increase the authorized shares of common stock to 24,000,000, 63,000,000 and 78,000,000, respectively. The
November 19, 1999 amendment also authorized the issuance of 16,000,000 shares of Class B Preferred Stock.

      On March 28, 2001, the Company effected a 1 for .576 reverse common stock split of its common stock. Accordingly, all common issued and outstanding share and per share information has been retroactively restated to reflect the effects of this proposed stock split.

8. Stock Option Plan

      The Company has a 1997 Stock Option Plan that provides for the granting of options to purchase shares of Company stock to certain executives, employees and directors.

      Under the 1997 Stock Option Plan, options to acquire up to 5,760,000 shares of the stock may be granted. Options under the plan carry various restrictions. Under the Plan, certain options granted to employees will be qualified incentive stock options within the meaning of Section 422A of the Internal Revenue Code and other options will be considered nonqualified stock options. Generally, both incentive stock options and nonqualified stock options may be granted for no less than market value at the day of the grant and expire no later than ten years after the date of the grant.

      The plan was amended and restated to provide for the issuance of up to 5,760,000 shares of common stock plus any additional amount necessary to make the total shares available for issuance under the plan equal to the sum of 5,760,000 plus 14% of the total issued and outstanding common stock in excess of 34,560,000 shares, subject to adjustments for stock splits, stock dividends and similar changes in capitalization.

                           Select Medical Corporation

8. Stock Option Plan (continued)

      Transactions and other information related to the Stock Option Plan are as follows:

                                                                        Weighted
                                                                        Average
                                                  Price                 Exercise
                                                Per Share     Shares     Price
                                              -------------- ---------  --------
Balance, December 31, 1997................... $         1.74    41,000   $1.74
Granted......................................           6.08 1,567,000    6.08
Exercised....................................             --        --      --
Forfeited....................................   1.74 to 6.08   (29,000)   1.77
                                              -------------- ---------   -----
Balance, December 31, 1998...................   1.74 to 6.08 1,579,000    6.02
Granted......................................   6.08 to 6.51 1,270,000    6.46
Exercised....................................             --        --      --
Forfeited....................................   1.74 to 6.08   (88,000)   6.08
                                              -------------- ---------   -----
Balance, December 31, 1999...................   1.74 to 6.51 2,761,000    6.21
Granted......................................  6.51 to 10.42 1,876,000    7.60
Exercised....................................           6.08    (4,000)   6.08
Forfeited....................................   1.74 to 6.51  (132,000)   6.65
                                              -------------- ---------   -----
Balance, December 31, 2000................... $1.74 to 10.42 4,501,000   $6.79
                                              ============== =========   =====

      Additional information with respect to the outstanding options as of December 31, 1998, 1999 and 2000 is as follows:

                                                     Exercise Prices
                                            ----------------------------------
                                             1.74    6.08      6.51     10.42
                                            ------ --------- --------- -------
Number outstanding at December 31, 1998.... 18,000 1,561,000        --      --
Options outstanding weighted average
 remaining contractual life................   8.86      9.91        --      --
Number of exercisable......................  3,000 1,267,000        --      --
Number outstanding at December 31, 1999.... 18,000 1,636,000 1,107,000      --
Options outstanding weighted average
 remaining contractual life................   7.86      8.97      9.89      --
Number of exercisable......................  6,000 1,327,000 1,092,000      --
Number outstanding at December 31, 2000.... 18,000 1,593,000 2,380,000 510,000
Options outstanding weighted average
 remaining contractual life................   6.86      7.97      8.99    9.79
Number of exercisable...................... 10,000 1,404,000 1,095,000      --

      The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company has chosen to apply APB Opinion No 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for options granted to employees under the Plan. Had compensation costs for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS 123, approximately $1,300,000, $1,020,000 and $241,000 of additional compensation expense, net of tax, would have been recognized during the years ended December 31, 1998, 1999 and 2000, respectively.

      The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model assuming no dividend yield or volatility, an expected life of four years from the date of vesting and a risk free interest rate of 4.6%.

                           Select Medical Corporation

8. Stock Option Plan (continued)

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share were as follows:

                                                       For the year ended
                                                    --------------------------
                                                      1998      1999     2000
                                                    --------  --------  ------
Net income (loss)--as reported..................... $(18,044) $(13,106) $5,712
Net income (loss)--pro forma.......................  (19,344)  (14,126)  5,471
Weighted average grant-date fair value.............     1.34      1.60    0.93
Basic earnings (loss) per share--as reported.......    (1.64)    (0.74)  (0.12)
Basic earnings (loss) per share--pro forma.........    (1.75)    (0.79)  (0.13)
Diluted earnings (loss) per share--as reported.....    (1.64)    (0.74)  (0.12)
Diluted earnings (loss) per share--pro forma.......    (1.75)    (0.79)  (0.13)

9. Income Taxes

      Significant components of the Company's tax expense (benefit) for the years ended December 31, 1998, 1999 and 2000 are as follows:

                                                 1998        1999       2000
                                               ---------  ---------- ----------
Current:
  Federal..................................... $      --  $       -- $       --
  State and local.............................   755,000   1,497,000  1,275,000
  Foreign.....................................        --          --    301,000
                                               ---------  ---------- ----------
Total current.................................   755,000   1,497,000  1,576,000
Deferred:
  Federal.....................................  (937,000)  1,314,000  8,403,000
  State and local.............................        --          --         --
                                               ---------  ---------- ----------
Total deferred................................  (937,000)  1,314,000  8,403,000
                                               ---------  ---------- ----------
Total income tax expense (benefit)............ $(182,000) $2,811,000 $9,979,000
                                               =========  ========== ==========

      The difference between the expected income tax expense at the federal statutory rate of 34% and the income tax expense (benefit) recognized in the financial statements is as follows:

                                                           1998    1999    2000
                                                           -----   -----   ----
Expected federal tax rate................................. (34.0%) (34.0%) 35.0%
State taxes, net of federal benefit.......................   2.7    22.1    3.8
Non-deductible goodwill...................................   2.0    36.4    6.7
Other permanent differences...............................   0.4     5.2    0.7
Valuation allowance.......................................  26.6    32.6   (0.2)
Other.....................................................   1.3     0.4   (0.5)
                                                           -----   -----   ----
Total.....................................................  (1.0%)  62.7%  45.5%
                                                           =====   =====   ====

      Undistributed earnings of the Company's foreign subsidiary are permanently reinvested. Accordingly, no deferred taxes have been provided on these earnings.

                           Select Medical Corporation

9. Income Taxes (continued)

      A summary of deferred tax assets and liabilities is as follows:

                              1999          2000
                          ------------  ------------
Deferred tax assets--
 current
Allowance for doubtful
 accounts...............  $ 13,735,000  $ 14,713,000
Compensation and benefit
 related accruals.......     2,972,000     1,853,000
Expenses not currently
 deductible for tax.....            --       339,000
                          ------------  ------------
Net deferred tax asset--
 current................    16,707,000    16,905,000
                          ------------  ------------
Deferred tax assets--non
 current
Expenses not currently
 deductible for tax.....     2,786,000     2,983,000
Net operating loss carry
 forwards...............    18,698,000    14,887,000
Depreciation and
 amortization...........     1,687,000     1,238,000
Other...................            --       120,000
                          ------------  ------------
Net deferred tax asset--
 non current............    23,171,000    19,228,000
                          ------------  ------------
Net deferred tax asset
 before valuation
 allowance..............    39,878,000    36,133,000
Valuation allowance.....   (38,941,000)  (35,196,000)
                          ------------  ------------
                          $    937,000  $    937,000
                          ============  ============

      The Company provided in 1999 and 2000 a valuation allowance for substantially all net deferred tax assets. This was based on management's judgement, after weighing the negative historical information and the positive future information, that it is more likely than not that such deferred tax assets will not be realized.

      Negative information considered by management included the Company's limited operating history, and that the Company has incurred cumulative losses of approximately $19,000,000 since inception through December 31, 2000. Additionally, each of the Company's significant acquisitions had losses prior to the acquisitions and had accumulated net operating loss carryforwards of approximately $31 million. Although the Company earned profits, net of an extraordinary item, of $15,691,000 for the year ended December 31, 2000, the company was still in a cumulative loss position.

      The increase in the valuation allowance in 1999 is related to the increase in deferred tax assets primarily related to acquisitions. The decrease in the valuation allowance in 2000 is related to the utilization of net operating loss carryforwards, the benefit from which was allocated to reduce goodwill. The Company has approximately $24,800,000 in federal net operating loss carry forwards. Such carry forwards expire as follows:

       2001........................................................ $   441,000
       2002........................................................     461,000
       2003........................................................          --
       2004........................................................          --
       Thereafter through 2019.....................................  23,898,000

      As a result of the acquisition of Intensiva, ATH and NovaCare, the Company is subject to the provisions of Section 382 of the Internal Revenue Code which provide for annual limitations on the deductibility of acquired net operating losses and certain tax deductions. These limitations apply until the earlier of utilization or expiration of the net operating losses. Additionally, if certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of the carryforwards that can be utilized.

                           Select Medical Corporation

10. Special Charge

      The special charge consists of the following components:

                                                             1998        1999
                                                          ----------- ----------
       Asset impairments................................. $ 6,331,000 $5,223,000
       Litigation settlement.............................   3,826,000         --
                                                          ----------- ----------
       Total special charge.............................. $10,157,000 $5,223,000
                                                          =========== ==========

      The 1998 impaired asset charge of $6,331,000 resulted from assets that were identified in accordance with the Company's policy on impairments based upon a review of the facts and circumstances related to the assets. The amount of the charge was determined based upon the comparison of the future discounted cash flows resulting from the assets and the carrying value of these assets. The impairment related to assets acquired in May 1998. These assets were adversely affected by changes in the composition of the businesses at and immediately subsequent to the acquisitions.

      During May 1999, the Company and two of its subsidiaries participated in the settlement of litigation related to the alleged breach of non-compete agreements initiated during 1997 by Horizon/CMS Healthcare Corporation and certain of its affiliates against the Company, Messrs. Rocco Ortenzio, Chairman and CEO, and Robert Ortenzio, President and COO, and certain other officers and employees of the Company. The Company's portion of the settlement was $3,000,000 and its share of the related legal costs was $826,000 both of which were recognized as a special charge in December 1998 and were paid in 1999.

      The 1999 special charge consists of asset impairments of $5,223,000. The charge relates to the impairment of goodwill, leasehold improvements and equipment that resulted from closures and relocations of certain hospitals and clinics in December 1999. The Company also recorded an impairment write down under FAS 121, on a held for use basis, related to certain outpatient rehabilitation facilities.

11. Extraordinary item

      On November 19, 1999, the Company entered into a new $225 million credit facility as part of the NovaCare acquisition (Note 6). This credit facility replaced the Company's $155 million credit facility from February 9, 1999. The extraordinary item recorded during 1999 consists of the unamortized deferred financing costs of $5,814,000 related to the February 9, 1999 credit facility.

      On September 22, 2000, the Company entered into a new $230 million credit facility. This credit facility replaced the Company's $225 million credit facility from November 19, 1999. The extraordinary item recorded during 2000 consists of the unamortized deferred financing costs of $6,247,000 related to the November 19, 1999 credit facility.

12. Retirement Savings Plan

      Beginning March 1, 1998, the Company sponsored a defined contribution retirement savings plan for substantially all of its employees. Employees may elect to defer up to 15% of their salary. The Company matches 50% of the first 6% of compensation employees contribute to the plan. The employees vest in the employer contributions over a three-year period beginning on employee hire date. The expense incurred by the Company related to this plan was $620,000, $1,728,000, and $4,083,000 during the years ended December 31, 1998, 1999 and 2000, respectively.

                          Select Medical Corporation

12. Retirement Savings Plan (continued)

      A subsidiary sponsored a noncontributory defined contribution retirement plan for its employees during 1998 and 1999. The plan was frozen during 2000 and the Company does not anticipate making future contributions to the plan. The subsidiary contributed 9.25% and 7.60% of employee salaries up to a maximum contribution of $15,000 and $13,000 per employee in 1998 and 1999, respectively. Approximately $700,000 and $560,000 of contributions related to this plan were expensed during the years ended December 31, 1998 and 1999.

13. Segment Information

      SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position.

      The Company's segments consist of (i) specialty hospitals and (ii) outpatient rehabilitation. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on EBITDA of the respective business units. EBITDA is defined as earnings before interest, minority interest, income taxes, extraordinary items, special charges, depreciation and amortization. All segment revenues are from external customers.

      The following table summarizes selected financial data for the Company's reportable segments:

                                    Year Ended December 31, 1998
                        ------------------------------------------------------
                         Specialty     Outpatient
                         Hospitals   Rehabilitation  All Other       Total
                        ------------ -------------- ------------  ------------
Net operating
 revenues.............. $ 62,715,000  $ 83,059,000  $  3,269,000  $149,043,000
EBITDA.................    3,147,000    12,598,000   (12,152,000)    3,593,000
Total assets...........  240,266,000    90,267,000     6,416,000   336,949,000
Capital expenditures...    3,632,000     2,042,000       749,000     6,423,000
                                    Year Ended December 31, 1999
                        ------------------------------------------------------
                         Specialty     Outpatient
                         Hospitals   Rehabilitation  All Other       Total
                        ------------ -------------- ------------  ------------
Net operating
 revenues.............. $307,464,000  $141,740,000  $  6,771,000  $455,975,000
EBITDA.................   35,929,000    22,697,000   (16,382,000)   42,244,000
Total assets...........  250,034,000   350,419,000    20,265,000   620,718,000
Capital expenditures...    7,243,000     3,085,000       568,000    10,896,000
                                    Year Ended December 31, 2000
                        ------------------------------------------------------
                         Specialty     Outpatient
                         Hospitals   Rehabilitation  All Other       Total
                        ------------ -------------- ------------  ------------
Net operating
 revenues.............. $378,910,000  $416,775,000  $ 10,212,000  $805,897,000
EBITDA.................   44,550,000    65,420,000   (18,300,000)   91,670,000
Total assets...........  246,495,000   329,874,000    10,431,000   586,800,000
Capital expenditures...   13,677,000     6,399,000     2,354,000    22,430,000

                           Select Medical Corporation

13. Segment Information (continued)

      A reconciliation of EBITDA to net income (loss) is as follows:

                                           1998          1999          2000
                                       ------------  ------------  ------------
EBITDA................................ $  3,593,000  $ 42,244,000  $ 91,670,000
Depreciation and amortization.........   (4,942,000)  (16,741,000)  (30,401,000)
Special charge........................  (10,157,000)   (5,223,000)           --
Interest income.......................      406,000       362,000       939,000
Interest expense......................   (5,382,000)  (21,461,000)  (36,126,000)
Minority interest.....................   (1,744,000)   (3,662,000)   (4,144,000)
Income tax (expense) benefit..........      182,000    (2,811,000)   (9,979,000)
Extraordinary item....................           --    (5,814,000)   (6,247,000)
                                       ------------  ------------  ------------
Net income (loss)..................... $(18,044,000) $(13,106,000) $  5,712,000
                                       ============  ============  ============

14. Net Income (Loss) per Share

      Under SFAS No. 128, "Earnings per Share" (EPS), the Company's granting of certain stock options, warrants and convertible preferred stock resulted in potential dilution of basic EPS. The following table sets forth for the periods indicated the calculation of net income (loss) per share in the Company's consolidated Statement of Operations and the differences between basic weighted average shares outstanding and diluted weighted average shares outstanding used to compute diluted EPS:

      The following table sets forth for the periods indicated the calculation of net income (loss) per share in the Company's consolidated Statement of Operations.

                                           For the year ended December 31,
                                        ---------------------------------------
                                            1998          1999         2000
                                        ------------  ------------  -----------
Numerator:
Income (loss) before extraordinary
 item.................................  $(18,044,000) $ (7,292,000) $11,959,000
Extraordinary item....................            --    (5,814,000)  (6,247,000)
                                        ------------  ------------  -----------
 Net income (loss)....................   (18,044,000)  (13,106,000)   5,712,000
 Less: Preferred stock dividends......     2,540,000     5,175,000    8,780,000
                                        ------------  ------------  -----------
 Numerator for basic earnings per
  share-income (loss) available to
  common stockholders.................  $(20,584,000) $(18,281,000) $(3,068,000)
                                        ============  ============  ===========
Denominator:
 Denominator for basic earnings per
  share-weighted average shares.......    12,517,000    24,557,000   25,457,000
 Effect of dilutive securities:
 a) Stock options.....................            --            --      316,000
 b) Warrants..........................            --            --      134,000
                                        ------------  ------------  -----------
Denominator for diluted earnings per
 share-adjusted weighted average
 shares and assumed conversions.......    12,517,000    24,557,000   25,907,000
                                        ============  ============  ===========
Basic earnings (loss) per share:
Income (loss) before extraordinary
 item.................................  $      (1.64) $      (0.50) $      0.13
 Extraordinary item...................            --         (0.24)       (0.25)
                                        ------------  ------------  -----------
 Income (loss) per common share.......  $      (1.64) $      (0.74) $     (0.12)
                                        ============  ============  ===========
Diluted earnings (loss) per share.....  $      (1.64) $      (0.74) $     (0.12)
                                        ============  ============  ===========

                           Select Medical Corporation

14. Net Income (Loss) per Share (continued)

      The following amounts are shown here for informational and comparative purposes only since their inclusion would be anti-dilutive.

                                                          For the year ended
                                                             December 31,
                                                      --------------------------
                                                       1998    1999      2000
                                                      ------ --------- ---------
     a) Stock options................................ 13,000   123,000   510,000
     b) Warrants.....................................     --    10,000        --
     c) Convertible preferred stock..................     -- 1,136,000 9,216,000

15. Fair Value of Financial Instruments

      Financial instruments include cash and cash equivalents, notes payable, long-term debt and preferred stock. The carrying amount of cash and cash equivalents approximates fair value because of the short-term maturity of these instruments.

      The fair market value of the Company's notes payable and long-term debt approximates its carrying value and was based on borrowing rates currently available to the Company for bank loans and similar items and maturities.

      The fair value of the Company's preferred stock is not practicable to estimate as it is untraded; accordingly it is recorded at its redemption value

16. Related Party Transactions

      The Company has been party to various rental and other agreements with companies affiliated through common ownership. The Company made office rental, equipment rental and other payments aggregating $483,000, $1,228,000, and $1,295,000 during the years ended December 31, 1998, 1999 and 2000, respectively, to the affiliated companies.

      As of December 31, 2000, future rental commitments under outstanding agreements with the affiliated companies are approximately as follows:

       2001......................................................... $ 1,080,000
       2002.........................................................   1,076,000
       2003.........................................................   1,101,000
       2004.........................................................   1,001,000
       2005.........................................................     935,000
       Thereafter...................................................  10,293,000
                                                                     -----------
                                                                     $15,486,000
                                                                     ===========

      As further discussed in Note 6, the Company has issued warrants to two of the Company's principal stockholders in connection with its guarantees of previous credit agreements.

      In December 1999, the Company acquired Select Air Corporation from a related party in exchange for consideration of $2,700,000, net of cash acquired.

      In March 2000, the Company entered into three-year employment agreements with two of its principal shareholders. Under these agreements the two shareholders will receive a combined total annual salary of

                           Select Medical Corporation

16. Related Party Transactions

$1,500,000. Additionally, one such shareholder has a life insurance policy in which the Company will pay premiums for fiscal year 2000 of $2,000,000 and $1,250,000 each following fiscal year until 2010.

      In April 2000, the Company sold all of the assets of Georgia Health Group, Inc., a clinic owned by the Occupational Health division for $5,000,000 to a company in which a principal stockholder has a majority owned interest.

17. Commitments and Contingencies

Leases

      The Company leases facilities and equipment from unrelated parties under operating leases. Minimum future lease obligations on long-term non-cancelable operating leases in effect at December 31, 2000 are approximately as follows:

       2001........................................................ $ 44,325,000
       2002........................................................   35,286,000
       2003........................................................   22,702,000
       2004........................................................   14,029,000
       2005........................................................    8,704,000
       Thereafter..................................................   10,846,000
                                                                    ------------
                                                                    $135,892,000
                                                                    ============

      Total rent expense for operating leases for the years ended December 31, 1998, 1999 and 2000 was approximately $11,878,000, $36,982,000 and $68,731,000, respectively.

Other

      A subsidiary of the Company has entered into a naming, promotional and sponsorship agreement in which the subsidiary pays $900,000 per year until the complex officially opens. The naming, promotional and sponsorship agreement is in effect for 25 years after the opening of the complex. The subsidiary is required to make payments in accordance with the contract terms over 25 years ranging from $1,400,000 to $1,963,000 per year and provide physical therapy and training services after the official opening. The official opening of the clinic within the complex is currently scheduled for June 2001.

Litigation

      The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated, which include malpractice claims covered under the Company's insurance policy. In the opinion of management, the outcome of these actions will not have a material effect on the financial position or results of operations of the Company.

      Laws and regulations governing the Medicare program are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations through the year ended December 31, 2000. Compliance with such laws and regulations can be subject to government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare program.

                           Select Medical Corporation

18. Supplemental Disclosures of Cash Flow Information

      Non-cash investing and financing activities are comprised of the following for the years ended December 31, 1998, 1999 and 2000:

       Description of Transaction            1998        1999         2000
       --------------------------        ------------ ----------- ------------
Acquisitions paid for in stock (Note
 2)..................................... $    785,000 $        -- $         --
Notes issued with acquisitions (Note
 2)..................................... $ 18,343,000 $ 7,783,000 $  3,207,000
Liabilities assumed with acquisitions
 (Note 2)............................... $105,286,000 $65,744,000 $    255,000
Long-term debt discount (Note 6)........ $  9,286,000 $ 5,209,000 $         --
Issuance of warrants (Note 6)........... $  1,086,000 $ 2,389,000 $  1,104,000
Related party acquisition (Note 16)..... $         -- $ 2,700,000 $         --
Credit facility refinancing (Note 6).... $         -- $        -- $187,000,000
Preferred stock dividends (Note 7)...... $  2,540,000 $ 5,175,000 $  8,780,000

19. Subsequent Event

      On April 10, 2001, the Company completed an initial public offering of 9,000,000 shares of its common stock at an offering price of $9.50 per share. On April 20, 2001, the underwriters of the offering exercised an overallotment option and purchased an additional 1,350,000 shares at a price of $9.50 per share. The overallotment offering closed on April 25, 2001. The net proceeds of the initial offering and the overallotment offering of $89.4 million were used to repay senior debt under the term and revolving loan portions of the Company's credit facility and to redeem Class A Preferred Stock. All 52,838 shares of the Class A Preferred Stock were redeemed on April 10, 2001 for $52,838,000. In addition, the Company's Class B Preferred Stock automatically converted into 9,216,000 shares of common stock upon completion of the offering.

      On May 2, 2001, the Company paid all accrued dividends on its Class A and Class B Preferred Stock. Payments of Class A and Class B Preferred dividends totaled $14.1 million and $5.2 million, respectively.

20. Financial Information for Subsidiary Guarantors and Non-Guarantor
Subsidiaries

      The Company conducts a significant portion of its business through subsidiaries. The Company has issued $175 million of senior subordinated notes. These notes will be fully and unconditionally guaranteed, jointly and severally, by certain wholly-owned subsidiaries (the Subsidiary Guarantors). Certain of the Company's subsidiaries will not guarantee the notes (the Non-Guarantor Subsidiaries). The claims of creditors of Non-Guarantor Subsidiaries have priority over the rights of the Company to receive dividends or distributions from such subsidiaries.

      Presented below is condensed consolidating financial information for the Company, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries at December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998.

      During April and May of 2001, the Company has repurchased outstanding minority interests of certain subsidiaries for $10.8 million in cash and the issuance of 523,452 shares of common stock. To the extent the Company now owns 100% of the outstanding equity interests of these subsidiaries they have been included as Subsidiary Guarantors in the following condensed consolidating financial information.

                           Select Medical Corporation

      On October 1, 2000, the Company transferred the operating assets of one of its subsidiaries into a newly organized partnership and simultaneously sold partnership units to unaffiliated investors. The operations of this business through a 100% owned subsidiary occurring before October 1, 2000 have been included as a Subsidiary Guarantor. The operations commencing on October 1, 2000 through a minority owned partnership are presented as a Non-Guarantor Subsidiary.

      The equity method has been used by the Company with respect to investments in subsidiaries. The equity method has been used by Subsidiary Guarantors with respect to investments in Non-Guarantor Subsidiaries. Separate financial statements for Subsidiary Guarantors are not presented.

      The table below sets forth the following Non-Guarantor Subsidiaries:

     Canadian Back Institute
     Kentucky Orthopedic Rehabilitation, LLC.
     Medical Information Management Systems, LLC.
     Millenium Rehab Services, LLC.
     Rehab Advantage Therapy Services, LLC.
     Select-Houston Partners, L.P.
     Select Management Services, LLC.
     Select Specialty Hospital-Biloxi, Inc.
     TJ Corporation I, LLC.

      There are professional corporations as described in Note 1 that meet the definition of Non-Guarantor Subsidiaries in the indenture governing the senior subordinated notes that are not included on the following table because the Company does not own any of their equity interests.

                           Select Medical Corporation

                     Condensed Consolidating Balance Sheets

                                                    December 31, 2000
                          -------------------------------------------------------------------------
                            Select Medical
                          Corporation (Parent Subsidiary Non-Guarantor
                             Company Only)    Guarantors Subsidiaries  Eliminations    Consolidated
                          ------------------- ---------- ------------- ------------    ------------
         Assets
Current Assets:
 Cash and cash
  equivalents...........       $     --        $  1,015     $ 2,136     $      --        $  3,151
 Accounts receivable,
  net...................           (300)        169,273      27,532            --         196,505
 Prepaid income taxes...         (6,599)          7,417         275            --           1,093
 Other current assets...          1,528          14,116       1,763            --          17,407
                               --------        --------     -------     ---------        --------
Total Current Assets....         (5,371)        191,821      31,706            --         218,156
Property and equipment,
 net....................          4,839          60,861      19,276            --          84,976
Investment in
 affiliates.............        213,618          26,704          --      (240,322)(a)          --
Intangible assets.......          5,953         204,735      40,711            --         251,399
Other assets............         10,861          20,183       1,225            --          32,269
                               --------        --------     -------     ---------        --------
Total Assets............       $229,900        $504,304     $92,918     $(240,322)       $586,800
                               ========        ========     =======     =========        ========
    Liabilities and
  Stockholders' Equity
Current Liabilities:
 Bank overdrafts........       $  1,511        $  9,939     $ 2,768     $      --        $ 14,218
 Current portion of
  long-term debt and
  notes payable.........          4,923          13,641         182            --          18,746
 Accounts payable.......          2,347          22,543       3,905            --          28,795
 Intercompany accounts..        (30,656)         30,981        (325)           --              --
 Accrued payroll........            582          20,839          45            --          21,466
 Accrued vacation.......          1,466           5,287         948            --           7,701
 Accrued restructuring..             --           4,701          --            --           4,701
 Accrued other..........          6,328           6,922       2,201            --          15,451
 Income taxes...........          1,591          (1,352)       (239)           --              --
 Due to (from) third
  party payors..........        (15,770)         21,690      (4,409)           --           1,511
                               --------        --------     -------     ---------        --------
Total Current
 Liabilities............        (27,678)        135,191       5,076            --         112,589
Long-term debt, net of
 current portion........         79,475         155,241      49,326            --         284,042
                               --------        --------     -------     ---------        --------
Total liabilities.......         51,797         290,432      54,402            --         396,631
Commitments and
 Contingencies
Minority interest in
 consolidated subsidiary
 companies..............             --           4,516       7,582            --          12,098
Preferred stock--Class
 A......................         65,481              --          --            --          65,481
Convertible Preferred
 stock--Class B.........         64,092              --          --            --          64,092
Stockholders' Equity:
 Common stock...........            257              --          --            --             257
 Capital in excess of
  par...................         73,069              --          --            --          73,069
 Accumulated deficit....        (23,757)         (5,330)      5,053           277 (b)     (23,757)
 Subsidiary investment..             --         214,686      25,913      (240,599)(a)          --
 Treasury stock, at
  cost..................         (1,039)             --          --            --          (1,039)
 Accumulated other
  comprehensive loss....             --              --         (32)           --             (32)
                               --------        --------     -------     ---------        --------
Total Stockholders'
 Equity.................         48,530         209,356      30,934      (240,322)         48,498
                               --------        --------     -------     ---------        --------
Total Liabilities and
 Stockholders' Equity...       $229,900        $504,304     $92,918     $(240,322)       $586,800
                               ========        ========     =======     =========        ========

(a)  Elimination of investments in subsidiaries.
(b)  Elimination of investments in subsidiaries' earnings.

                           Select Medical Corporation

                Condensed Consolidating Statement of Operations

                                           For the Year Ended December 31, 2000
                          ------------------------------------------------------------------------
                            Select Medical
                          Corporation (Parent Subsidiary Non-Guarantor
                             Company Only)    Guarantors Subsidiaries  Eliminations   Consolidated
                          ------------------- ---------- ------------- ------------   ------------
Net operating revenues..       $ 10,157        $698,416     $97,324           --        $805,897
                               --------        --------     -------                     --------
Costs and expenses:
  Cost of services......             --         577,406      79,055           --         656,461
  General and
   administrative.......         28,431              --          --           --          28,431
  Bad debt expense......             --          26,934       2,401           --          29,335
  Depreciation and
   amortization.........          1,644          25,390       3,367           --          30,401
                               --------        --------     -------      -------        --------
Total costs and
 expenses...............         30,075         629,730      84,823           --         744,628
                               --------        --------     -------      -------        --------
Income (loss) from
 operations.............        (19,918)         68,686      12,501           --          61,269
Other income and
 expense:
Intercompany charges....        (42,151)         40,606       1,545           --              --
Interest income.........           (644)           (295)         --           --            (939)
Interest expense........          9,856          21,803       4,467           --          36,126
                               --------        --------     -------      -------        --------
Income (loss) before
 minority interests,
 income taxes, equity in
 earnings of
 subsidiaries and
 extraordinary item.....         13,021           6,572       6,489           --          26,082
Minority interest in
 consolidated
 subsidiaries...........             --           1,408       2,736           --           4,144
                               --------        --------     -------      -------        --------
Income (loss) before
 income taxes, equity in
 earnings of
 subsidiaries and
 extraordinary item.....         13,021           5,164       3,753           --          21,938
Income tax expense......          4,415           5,263         301           --           9,979
Equity in earnings of
 subsidiaries...........          3,353           3,198          --       (6,551)(a)          --
                               --------        --------     -------      -------        --------
Net income (loss) before
 extraordinary item.....       $ 11,959        $  3,099     $ 3,452      $(6,551)       $ 11,959
Extraordinary item......          6,247              --          --           --           6,247
                               --------        --------     -------      -------        --------
Net income (loss) ......       $  5,712        $  3,099     $ 3,452      $(6,551)       $  5,712
                               ========        ========     =======      =======        ========

(a) Elimination of equity in net income (loss) from consolidated subsidiaries.

                           Select Medical Corporation

                Condensed Consolidating Statement of Cash Flows

                                              For the Year Ended December 31, 2000
                             ------------------------------------------------------------------------
                               Select Medical
                             Corporation (Parent Subsidiary Non-Guarantor
                                Company Only)    Guarantors Subsidiaries  Eliminations   Consolidated
                             ------------------- ---------- ------------- ------------   ------------
Operating activities
Net income (loss)..........        $ 5,712        $  3,099    $  3,452      $(6,551)(a)    $  5,712
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation and
  amortization.............          1,644          25,390       3,367           --          30,401
 Provision for bad debts...             --          26,934       2,401           --          29,335
 Minority interests........             --           1,408       2,736           --           4,144
 Extraordinary charge......          6,247              --          --           --           6,247
 Loss on sale of assets....            111              --          --           --             111
 Changes in operating
  assets and liabilities,
  net of effects from
  acquisition of
  businesses:
  Equity (loss) in
   earnings of
   subsidiaries............         (3,353)         (3,198)         --        6,551 (a)          --
  Intercompany.............         12,928         (32,020)     19,092           --              --
  Accounts receivable......         (1,050)        (22,117)    (13,797)          --         (36,964)
  Other current assets.....           (739)           (912)     (1,041)          --          (2,692)
  Other assets.............         13,269          (5,045)    (13,243)          --          (5,019)
  Accounts payable.........          1,478          (2,056)      1,958           --           1,380
  Due to (from) third-
   party payors............         (6,081)         (7,166)     (4,426)          --         (17,673)
  Accrued expenses.........            961          (3,442)      2,464           --             (17)
  Income taxes.............          3,426           4,581        (459)          --           7,548
                                   -------        --------    --------      -------        --------
Net cash provided by (used
 in) operating activities..         34,553         (14,544)      2,504           --          22,513
                                   -------        --------    --------      -------        --------
Investing activities
Purchases of property and
 equipment, net............         (2,354)        (16,118)     (3,958)          --         (22,430)
Escrow receivable..........             --          29,948          --           --          29,948
Disposal of assets held for
 sale......................             --          13,000          --           --          13,000
Proceeds from disposal of
 assets....................          2,452             495          --           --           2,947
Earnout payments...........             --          (3,430)         --           --          (3,430)
Acquisition of businesses,
 net of cash acquired......         (5,838)             --          --           --          (5,838)
                                   -------        --------    --------      -------        --------
Net cash provided by (used
 in) investing activities..         (5,740)         23,895      (3,958)          --          14,197
                                   -------        --------    --------      -------        --------
Financing activities
Net repayments on credit
 facility debt.............        (12,000)             --          --           --         (12,000)
Principal payments on
 seller and other debt.....        (13,344)        (14,233)         --           --         (27,577)
Proceeds from issuance of
 common stock..............          1,118              --          --           --           1,118
Purchase of treasury
 stock.....................           (210)             --          --           --            (210)
Redemption of preferred
 stock.....................            (11)             --          --           --             (11)
Proceeds from bank
 overdrafts................            197           4,751       2,305           --           7,253
Payment of deferred
 financing costs...........         (4,563)             --          --           --          (4,563)
Distributions to minority
 interests.................             --            (329)     (1,297)          --          (1,626)
                                   -------        --------    --------      -------        --------
Net cash provided by (used
 in) financing activities..        (28,813)         (9,811)      1,008           --         (37,616)
                                   -------        --------    --------      -------        --------
Effect of exchange rate
 changes on
 cash and cash equivalents..            --              --         (10)          --             (10)
                                   -------        --------    --------      -------        --------
Net decrease in cash and
 cash equivalents..........             --            (460)       (456)          --            (916)
Cash and cash equivalents
 at beginning of period....             --           1,475       2,592           --           4,067
                                   -------        --------    --------      -------        --------
Cash and cash equivalents
 at end of period..........        $    --        $  1,015    $  2,136      $    --        $  3,151
                                   =======        ========    ========      =======        ========

(a)  Elimination of equity in earnings of subsidiary.

                           Select Medical Corporation

                     Condensed Consolidating Balance Sheet

                                                    December 31, 1999
                          -------------------------------------------------------------------------
                            Select Medical
                          Corporation (Parent Subsidiary Non-Guarantor
                             Company Only)    Guarantors Subsidiaries  Eliminations    Consolidated
                          ------------------- ---------- ------------- ------------    ------------
         Assets
Current Assets:
 Cash and cash
  equivalents...........       $     --        $  1,475     $ 2,592     $      --        $  4,067
 Escrow Receivable......             --          29,948          --            --          29,948
 Accounts receivable,
  net...................         (1,350)        169,362      16,136            --         184,148
 Prepaid income taxes...             --             283          --            --             283
 Assets held for sale...             --          13,000          --            --          13,000
 Other current assets...            789          19,753         722            --          21,264
                               --------        --------     -------     ---------        --------
Total Current Assets....           (561)        233,821      19,450            --         252,710
Property and equipment,
 net....................          6,896          70,957       7,219            --          85,072
Investment in
 affiliates.............        309,558          32,766          --      (342,324)(a)          --
Intangible assets.......          7,458         219,911      30,710            --         258,079
Other assets............         11,140          12,745         972            --          24,857
                               --------        --------     -------     ---------        --------
Total Assets............       $334,491        $570,200     $58,351     $(342,324)       $620,718
                               ========        ========     =======     =========        ========
    Liabilities and
  Stockholders' Equity
Current Liabilities:
 Bank overdrafts........       $  1,314        $  5,189     $   463            --        $  6,966
 Current portion of
  long-term debt and
  notes payable.........          8,841          12,297         (11)           --          21,127
 Accounts payable.......            869          24,673       1,947            --          27,489
 Intercompany accounts..        (14,848)         15,811        (963)           --              --
 Accrued payroll........            394          17,541         (70)           --          17,865
 Accrued vacation.......            685           3,120         260            --            4065
 Accrued restructuring..             --           9,357          --            --           9,357
 Accrued other..........          6,336           8,745         540            --          15,621
 Income taxes...........          4,764          (4,709)        (55)           --              --
 Due to (from) third
  party payors..........         (9,689)         27,294          17            --          17,622
                               --------        --------     -------     ---------        --------
Total Current
 Liabilities............         (1,334)        119,318       2,128            --         120,112
Long-term debt, net of
 current portion........        165,562         127,826      26,306            --         319,694
                               --------        --------     -------     ---------        --------
Total liabilities.......        164,228         247,144      28,434            --         439,806
Commitments and
 Contingencies
Minority interest in
 consolidated subsidiary
 companies..............             --           4,058       6,613            --          10,671
Preferred stock--Class
 A......................         60,398              --          --            --          60,398
Convertible Preferred
 stock--Class B.........         60,406              --          --            --          60,406
Stockholders' Equity:
 Common stock...........            255              --          --            --             255
 Capital in excess of
  par...................         79,502              --          --            --          79,502
 Accumulated deficit....        (29,469)         (8,429)      1,601         6,828 (b)     (29,469)
 Subsidiary investment..                        327,427      21,725      (349,152)(a)          --
 Treasury stock, at
  cost..................           (829)             --          --            --            (829)
 Accumulated other
  comprehensive loss....             --              --         (22)           --             (22)
                               --------        --------     -------     ---------        --------
Total Stockholders'
 Equity.................         49,459         318,998      23,304      (342,324)         49,437
                               --------        --------     -------     ---------        --------
Total Liabilities and
 Stockholders' Equity...       $334,491        $570,200     $58,351     $(342,324)       $620,718
                               ========        ========     =======     =========        ========

(a) Elimination of investments in subsidiaries.
(b) Elimination of investments in subsidiaries' earnings.

                           Select Medical Corporation

                Condensed Consolidating Statement of Operations

                                           For the Year Ended December 31, 1999
                          ------------------------------------------------------------------------
                            Select Medical
                          Corporation (Parent Subsidiary Non-Guarantor
                             Company Only)    Guarantors Subsidiaries  Eliminations   Consolidated
                          ------------------- ---------- ------------- ------------   ------------
Net operating revenues..       $  6,771        $386,222     $62,982           --        $455,975
                               --------        --------     -------      -------        --------
Costs and expenses:
  Cost of services......             --         333,023      50,430           --         383,453
  General and
   administrative.......         21,420              --          --           --          21,420
  Bad debt expense......             --           7,800       1,058           --           8,858
  Depreciation and
   amortization.........          1,111          13,257       2,373           --          16,741
  Special Charge........             --           5,223          --           --           5,223
                               --------        --------     -------      -------        --------
Total costs and
 expenses...............         22,531         359,303      53,861           --         435,695
                               --------        --------     -------      -------        --------
Income (loss) from
 operations.............        (15,760)         26,919       9,121           --          20,280
Other income and
 expense:
Intercompany charges....        (16,079)         15,058       1,021           --              --
Interest income.........           (238)           (124)         --           --            (362)
Interest expense........          7,509          11,169       2,783           --          21,461
                               --------        --------     -------      -------        --------
Income (loss) before
 minority interests,
 income taxes, equity in
 earnings of
 subsidiaries and
 extraordinary item.....         (6,952)            816       5,317           --            (819)
Minority interest in
 consolidated
 subsidiaries...........             --           1,349       2,313           --           3,662
                               --------        --------     -------      -------        --------
Income (loss) before
 income taxes, equity in
 earnings of
 subsidiaries and
 extraordinary item.....         (6,952)           (533)      3,004           --          (4,481)
Income tax expense
 (benefit)..............             --           5,278          --       (2,467)(b)       2,811
Equity in earnings of
 subsidiaries...........           (340)          2,853          --       (2,513)(a)          --
                               --------        --------     -------      -------        --------
Net income (loss) before
 extraordinary item ....       $ (7,292)       $ (2,958)    $ 3,004      $   (46)       $ (7,292)
Extraordinary item......          5,814              --          --           --           5,814
                               --------        --------     -------      -------        --------
Net income (loss).......       $(13,106)       $ (2,958)    $ 3,004      $   (46)       $(13,106)
                               ========        ========     =======      =======        ========

(a)  Elimination of equity in net income (loss) from consolidated subsidiaries.

(b) Represents the reduction in the consolidated tax expense that occurs through the filing of a consolidated tax return.

                           Select Medical Corporation

                Condensed Consolidating Statement of Cash Flows

                                          For the Year Ended December 31, 1999
                          ----------------------------------------------------------------------
                            Select Medical                   Non-
                          Corporation (Parent Subsidiary  Guarantor
                             Company Only)    Guarantors Subsidiaries Eliminations  Consolidated
                          ------------------- ---------- ------------ ------------  ------------
Operating activities
Net income (loss).......       $ (13,106)      $ (2,958)   $ 3,004       $  (46)(a)  $ (13,106)
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation and
  amortization..........           1,111         13,257      2,373           --         16,741
 Provision for bad
  debts.................              --          7,800      1,058           --          8,858
 Special charge.........              --          5,223         --           --          5,223
 Extraordinary item.....           5,814             --         --           --          5,814
 Gain on sale of
  assets................              --           (215)        --           --           (215)
 Minority interests.....              --          1,349      2,313           --          3,662
 Changes in operating
  assets and
  liabilities, net of
  effects from
  acquisition of
  businesses:
 Equity (loss) in
  earnings of
  subsidiaries..........             340         (2,853)        --        2,513 (a)         --
 Intercompany...........         (35,890)        20,866     15,024           --             --
 Accounts receivable....           4,335        (43,257)    (8,368)          --        (47,290)
 Other current assets...            (660)        (1,095)        27           --         (1,728)
 Other assets...........          (1,506)           909    (10,271)          --        (10,868)
 Accounts payable.......             717         (1,434)       746           --             29
 Due to (from) third-
  party payors..........          (9,689)        18,423        (19)          --          8,715
 Accrued expenses.......           1,753         (4,183)      (258)          --         (2,688)
 Income taxes...........           8,641         (4,617)       139       (2,467)(b)      1,696
                               ---------       --------    -------       ------      ---------
Net cash provided by
 (used in) operating
 activities.............         (38,140)         7,215      5,768           --        (25,157)
                               ---------       --------    -------       ------      ---------
Investing activities
Purchases of property
 and equipment, net.....            (568)        (6,761)    (3,567)          --        (10,896)
Proceeds of disposal of
 assets.................              --            988         --           --            988
Earnout payments........              --             --         --           --             --
Acquisition of
 businesses, net of cash
 acquired...............        (171,354)            --         --           --       (171,354)
                               ---------       --------    -------       ------      ---------
Net cash used in
 investing activities...        (171,922)        (5,773)    (3,567)          --       (181,262)
                               ---------       --------    -------       ------      ---------
Financing activities
Proceeds from issuance
 of debt................          68,194             --         --           --         68,194
Net repayments on credit
 facility debt..........          86,655             --         --           --         86,655
Principal payments on
 seller and other debt..          (5,393)        (4,671)        --           --        (10,064)
Proceeds from issuance
 of common stock........           1,041             --         --           --          1,041
Proceeds from issuance
 of preferred stock.....          59,361             --         --           --         59,361
Purchase of treasury....            (781)            --         --           --           (781)
Redemption of preferred
 stock..................            (214)            --         --           --           (214)
Proceeds from bank
 overdrafts.............           1,314          3,128        451           --          4,893
Payment of deferred
 financing costs........         (10,883)            --         --           --        (10,883)
Distributions to
 minority interests.....              --           (295)      (427)          --           (722)
                               ---------       --------    -------       ------      ---------
Net cash provided by
 (used in) financing
 activities.............         199,294         (1,838)        24           --        197,480
                               ---------       --------    -------       ------      ---------
Effect of exchange rate
 changes on cash and
 cash equivalents.......              --             --          5           --              5
                               ---------       --------    -------       ------      ---------
Net increase (decrease)
 in cash and cash
 equivalents............         (10,768)          (396)     2,230           --         (8,934)
Cash and cash
 equivalents at
 beginning of period....          10,768          1,871        362           --         13,001
                               ---------       --------    -------       ------      ---------
Cash and cash
 equivalents at end of
 period.................       $      --       $  1,475    $ 2,592       $   --      $   4,067
                               =========       ========    =======       ======      =========

(a)  Elimination of equity in earnings of subsidiary.
(b) Represents the reduction in the consolidated tax expense that occurs through the filing of a consolidated tax return.

                           Select Medical Corporation

                Condensed Consolidating Statement of Operations

                                           For the Year Ended December 31, 1998
                          -----------------------------------------------------------------------
                            Select Medical
                          Corporation (Parent Subsidiary Non-Guarantor
                             Company Only)    Guarantors Subsidiaries  Eliminations  Consolidated
                          ------------------- ---------- ------------- ------------  ------------
Net operating revenues..       $  3,269        $116,641     $29,133       $   --       $149,043
                               --------        --------     -------       ------       --------
Costs and expenses:
  Cost of services......             --         102,805      26,105           --        128,910
  General and
   administrative.......         12,526              --          --           --         12,526
  Bad debt expense......             --           3,808         206           --          4,014
  Depreciation and
   amortization.........            216           3,277       1,449           --          4,942
  Special Charge........          4,326           5,831          --           --         10,157
                               --------        --------     -------       ------       --------
Total costs and
 expenses...............         17,068         115,721      27,760           --        160,549
                               --------        --------     -------       ------       --------
Income (loss) from
 operations.............        (13,799)            920       1,373           --        (11,506)
Other income and
 expense:
  Intercompany charges..         (1,168)            771         397           --             --
  Interest income.......           (267)           (500)        361           --           (406)
  Interest expense......          1,609           2,663       1,110           --          5,382
                               --------        --------     -------       ------       --------
Income (loss) before
 minority interests,
 income taxes and equity
 in earnings of
 subsidiaries...........        (13,973)         (2,014)       (495)          --        (16,482)
Minority interest in
 consolidated
 subsidiaries...........             --           1,043         701           --          1,744
                               --------        --------     -------       ------       --------
Income (loss) before
 income taxes and equity
 in earnings of
 subsidiaries...........        (13,973)         (3,057)     (1,196)          --        (18,226)
Income tax expense
 (benefit)..............           (937)            755          --           --           (182)
Equity in earnings of
 subsidiaries...........         (5,008)           (572)         --        5,580 (a)         --
                               --------        --------     -------       ------       --------
Net income (loss).......       $(18,044)       $ (4,384)    $(1,196)      $5,580       $(18,044)
                               ========        ========     =======       ======       ========

(a) Elimination of equity in net income (loss) from consolidated subsidiaries.

                           Select Medical Corporation

                Condensed Consolidating Statement of Cash Flows

                                           For the Year Ended December 31, 1998
                          -----------------------------------------------------------------------
                            Select Medical
                          Corporation (Parent Subsidiary Non-Guarantor
                             Company Only)    Guarantors Subsidiaries  Eliminations  Consolidated
                          ------------------- ---------- ------------- ------------  ------------
Operating activities
Net income (loss).......       $ (18,044)      $ (4,384)    $(1,196)      $5,580 (a)  $ (18,044)
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 operating activities:
 Depreciation and
  amortization..........             216          3,277       1,449           --          4,942
 Provision for bad
  debts.................              --          3,808         206           --          4,014
 Special charge.........           4,326          5,831          --           --         10,157
 Minority interests.....              --          1,043         701           --          1,744
 Changes in operating
  assets and
  liabilities, net of
  effects from
  acquisition of
  businesses:
  Equity (loss) in
   earnings of
   subsidiaries.........           5,008            572          --       (5,580)(a)         --
  Intercompany..........         (28,595)        12,658      15,937           --             --
  Accounts receivable...          (2,985)        (5,561)     (8,967)          --        (17,513)
  Other current assets..             (78)         4,055        (748)          --          3,229
  Other assets..........           5,576         (1,327)     (5,788)          --         (1,539)
  Accounts payable......              96         (3,862)      1,175           --         (2,591)
  Due to (from) third-
   party payors.........              --         (1,315)         36           --         (1,279)
  Accrued expenses......           5,049        (11,519)        935           --         (5,535)
  Income taxes..........            (490)        (1,603)       (194)          --         (2,287)
                               ---------       --------     -------       ------      ---------
Net cash provided by
 (used in) operating
 activities.............         (29,921)         1,673       3,546           --        (24,702)
                               ---------       --------     -------       ------      ---------
Investing activities
Purchases of property
 and equipment, net.....            (749)        (2,499)     (3,175)          --         (6,423)
Earnout payments........              --             --          --           --             --
Acquisition of
 businesses, net of cash
 acquired...............        (203,058)            --          --           --       (203,058)
                               ---------       --------     -------       ------      ---------
Net cash used in
 investing activities...        (203,807)        (2,499)     (3,175)          --       (209,481)
                               ---------       --------     -------       ------      ---------
Financing activities
Proceeds from issuance
 of debt................         103,898             --          --           --        103,898
Net repayments on credit
 facility debt..........          31,173             --          --           --         31,173
Principal payments on
 seller and other debt..          (6,482)            --          --           --         (6,482)
Proceeds from the
 issuance of common
 stock..................          65,719             --          --           --         65,719
Proceeds from issuance
 of preferred stock.....          47,616             --          --           --         47,616
Purchase of treasury
 stock..................             (48)            --          --           --            (48)
Redemption of preferred
 stock..................             (19)            --          --           --            (19)
Proceeds from (repayment
 of) bank overdrafts....              --          2,109         (36)          --          2,073
Payment of deferred
 financing costs........          (1,314)            --          --           --         (1,314)
Distributions to
 minority interests.....              --           (318)         --           --           (318)
                               ---------       --------     -------       ------      ---------
Net cash provided by
 (used in) financing
 activities.............         240,543          1,791         (36)          --        242,298
                               ---------       --------     -------       ------      ---------
Effect of exchange rate
 changes on cash and
 cash equivalents.......              --             --          27           --             27
                               ---------       --------     -------       ------      ---------
Net increase in cash and
 cash equivalents.......           6,815            965         362           --          8,142
Cash and cash
 equivalents at
 beginning of period....           3,953            906          --           --          4,859
                               ---------       --------     -------       ------      ---------
Cash and cash
 equivalents at end of
 period.................       $  10,768       $  1,871     $   362       $   --      $  13,001
                               =========       ========     =======       ======      =========

(a)  Elimination of equity in earnings of subsidiary.

                       Report of Independent Accountants

To the Board of Directors of
NovaCare, Inc.

      In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of NovaCare, Inc. net investment and of cash flows present fairly, in all material respects, the financial position of NovaCare Physical Rehabilitation and Occupational Health Group ("the Group") at November 19, 1999 and the results of their operations and their cash flows for the period July 1, 1999 to November 19, 1999, in conformity with accounting principles which are generally accepted in the United States. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

      As discussed in Note 13, NovaCare, Inc. completed the sale of the Group to Select Medical Corporation on November 19, 1999.

/s/ PricewaterhouseCoopers LLP
Philadelphia Pennsylvania
July 6, 2000

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

                             Combined Balance Sheet
                                 (In thousands)

                                                                      As of
                                                                   November 19,
                                                                       1999
                                                                   ------------
                              Assets
Current assets:
  Cash and cash equivalents.......................................   $  1,705
  Accounts receivable, net of allowance of $53,493................     69,357
  Deferred income taxes...........................................      9,996
  Other current assets............................................     11,294
                                                                     --------
    Total current assets..........................................     92,352
Property and equipment, net.......................................     37,848
Excess cost of net assets acquired, net...........................    386,389
Investment in joint ventures......................................     14,419
Other assets......................................................      2,338
                                                                     --------
                                                                     $533,346
                                                                     ========
          Liabilities and NovaCare, Inc. Net Investment
Current liabilities:
  Current portion of financing arrangements--third parties........   $ 13,307
  Current portion of financing arrangements--related parties......    166,743
  Accounts payable and accrued expenses--related parties..........    279,797
  Accounts payable and accrued expenses--third parties............     30,785
                                                                     --------
    Total current liabilities.....................................    490,632
Financing arrangements, net of current portion-third parties......     23,578
Deferred income taxes.............................................     14,767
Other.............................................................      1,190
                                                                     --------
    Total liabilities.............................................    530,167
Commitments and contingencies.....................................         --
NovaCare, Inc. net investment.....................................      3,179
                                                                     --------
                                                                     $533,346
                                                                     ========


The accompanying Notes to Combined Financial Statements are an integral part of these statements.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

                        Combined Statement of Operations
                                 (In thousands)

                                                              For the Period
                                                              July 1, 1999 to
                                                             November 19, 1999
                                                             -----------------
Net revenues................................................     $127,481
Cost of services............................................       84,792
                                                                 --------
  Gross profit..............................................       42,689
Selling, general and administrative expenses................       28,105
Selling, general and administrative allocated from related
 party......................................................        3,554
Provision for uncollectible accounts........................       41,964
Amortization of excess cost of net asset acquired...........        4,583
                                                                 --------
  Loss from operations......................................      (35,517)
Interest expense-related party..............................        5,366
Interest expense-third parties..............................        1,233
Royalty expense-related party...............................        5,596
                                                                 --------
  Loss before income taxes..................................      (47,712)
Income taxes................................................           --
                                                                 --------
  Net loss..................................................     $(47,712)
                                                                 ========




          The accompanying Notes to Combined Financial Statements are an integral part of these statements.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Combined Statement of NovaCare, Inc. Net Investment
                                 (In thousands)

                                                                  NovaCare, Inc.
                                                                  net investment
                                                                  --------------
Balance at June 30, 1999.........................................    $ 43,751
  Net contributions from NovaCare, Inc. .........................       7,140
  Net loss.......................................................     (47,712)
                                                                     --------
Balance at November 19, 1999.....................................    $  3,179
                                                                     ========





        The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

         Novacare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

                        Combined Statement of Cash Flows
                                 (In thousands)

                                                               For the Period
                                                               July 1, 1999 to
                                                                November 19,
                                                                    1999
                                                               ---------------
Cash flows from operating activities:
Net loss......................................................    $(47,712)
Adjustments to reconcile net loss to net cash flows used in
 operating activities:
  Loss from joint ventures....................................         100
  Depreciation and amortization...............................       9,350
  Provision for uncollectible accounts........................      41,964
  Minority interest...........................................          37
  Changes in assets and liabilities, net of effects from
   acquisitions:
    Accounts receivable.......................................     (12,259)
    Other current assets......................................      (2,275)
    Accounts payable and accrued expenses--third parties......       2,702
    Other, net................................................         (69)
                                                                  --------
    Net cash flows used in operating activities...............      (8,162)
                                                                  --------
Cash flows from investing activities:
Payments for businesses acquired, net of cash acquired........      (7,159)
Additions to property and equipment...........................      (2,302)
Other, net....................................................         238
                                                                  --------
  Net cash flows used in investing activities.................      (9,223)
                                                                  --------
Cash flows from financing activities:
Payment of long-term debt and credit arrangements--third
 parties......................................................      (7,359)
Net advances from related party...............................      20,657
                                                                  --------
  Net cash flows provided by financing activities.............      13,298
                                                                  --------
  Net decrease in cash and cash equivalents...................      (4,087)
  Cash and cash equivalents, beginning of period..............       5,792
                                                                  --------
  Cash and cash equivalents, end of period....................    $  1,705
                                                                  ========


The accompanying Notes to Combined Financial Statements are an integral part of these statements.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

                     Notes to Combined Financial Statements

                               November 19, 1999
                                 (In thousands)

1. Summary of Significant Accounting Policies

      Nature of Operations: NovaCare Physical Rehabilitation and Occupational Health Group includes RehabClinics, Inc., NovaCare Outpatient Rehabilitation East, Inc., NovaCare Outpatient Rehabilitation West, Inc., NovaCare Occupational Health Services, Inc., CMC Center Corporation and Industrial Health Care Company (collectively "the Group") all of which are wholly-owned subsidiaries of NC Resources, Inc., a Delaware holding company and a wholly-owned subsidiary of NovaCare, Inc., a Delaware corporation ("Parent").

      Business Profile: The Group is a provider of freestanding outpatient physical therapy and rehabilitation services and occupational health services. Outpatient physical therapy and rehabilitation services include: (i) general physical rehabilitation, which is designed to return injured and post-operative patients to their optimal functional capacity, (ii) sports medicine, which is designed to minimize the "downtime" of injured sports participants and safely return them to sports activities, (iii) enhanced performance training, which is designed to improve the muscular and cardiovascular performance of both professional caliber athletes and "weekend warriors" as well as the "senior citizen" population, (iv) industrial rehabilitation, which is designed to reduce work-related injuries and rehabilitate and strengthen injured patients to allow a rapid, safe and productive return to normal job activities and (v) hospital-based services, which involve providing inpatient and outpatient rehabilitation services on a contract basis to acute care hospitals. Occupational health services comprise treatment for work-related injuries and illnesses, physical and occupational rehabilitation therapy, pre-placement physical examinations and evaluations, case management, diagnostic testing and other employer-requested or government-mandated work related health care services.

      Basis of Presentation: The financial statements of the Group include the combined financial position, results of operations and cash flows of the Group. The Parent's historical cost basis of assets and liabilities has been reflected in the Group's financial statements. The financial information in these financial statements is not necessarily indicative of results of operations, financial position and cash flows that would have occurred if the Group had been a separate stand-alone entity during the periods presented or of future results.

      Principles of Combination: The combined financial statements include the accounts of the Group companies. Investments of 20% to 50% of the voting interest of affiliates are accounted for using the equity method. All significant intercompany accounts and transactions between the companies comprising the Group have been eliminated. The Group recognizes a minority interest in its balance sheet and statement of operations for the portion of majority-owned subsidiaries attributable to its minority owners.

      Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. During the period July 1, 1999 to November 19, 999, the Company recorded a $29,358 charge as a change in estimate to increase the allowance for doubtful accounts to record the accounts receivable at its net realizable value.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                               November 19, 1999
                                 (In thousands)


      Concentration of Credit Risks: Financial instruments which subject the Group to concentrations of credit risk consist primarily of trade receivables from workers' compensation programs, health and managed care companies, self-pay individuals, Medicare, Medicaid and litigation settlements from various payors located throughout the United States. The Group generally does not require collateral from its customers. Such credit risk is considered by management to be limited due to the Group's broad customer base.

      Statement of Cash Flows: The Group considers its holdings of highly liquid debt and money-market instruments to be cash equivalents if the securities mature within 90 days from the date of acquisition. These investments are carried at cost, which approximates fair value. There were no non-cash investing and financing activities for the period July 1, 1999 to November 19, 1999. There were no non-cash contributions for the period July 1, 1999 to November 19, 1999.

      Net Revenues: Net revenues are reported at the net realizable amounts from customers and third-party payors and includes estimated retroactive revenue adjustments due to future audits, reviews, and investigations. Retroactive adjustments are considered in the recognition of revenue on an estimated basis in the period the related services are rendered, and such amounts are adjusted in future periods as adjustments become known or as years are no longer subject to such audits, reviews, and investigations. Net revenues generated directly from Medicare and Medicaid reimbursement programs represented 8% of the Group's combined net revenues for the period July 1, 1999 to November 19, 1999

      Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range principally from three to seven years for property and equipment and 30 to 40 years for buildings. Leasehold improvements are amortized over the lesser of the lease term or the asset's estimated useful life. Property and equipment also include external and incremental internal costs incurred to develop major computer systems. Costs for computer software developed or purchased for internal use are capitalized and amortized over an estimated useful life ranging from five to ten years. Costs of software maintenance and training, as well as the cost of software that does not add functionality to existing systems are expensed as incurred.

      Excess Cost of Net Assets Acquired and Other Intangible Assets: Assets and liabilities acquired in connection with business combinations accounted for under the purchase method are recorded at their respective fair values. Deferred taxes have been recorded to the extent of the difference between the fair value and the tax basis of the assets acquired and liabilities assumed. The excess of the purchase price over the fair value of net assets acquired consists of non-compete agreements and goodwill and is amortized on a straight-line basis over the estimated useful lives of the assets which range from five to 40 years, with an average life of approximately 37 years. The value assigned to non-compete agreements has been included in other assets.

      The useful life for each class of intangible asset is as follows:

       Goodwill........................................................ 40 years
       Covenants not-to-compete........................................  5 years

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                               November 19, 1999
                                 (In thousands)


      Impairment of Long Lived Assets: Effective July 1, 1997, the Group adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which establishes accounting standards for the impairment of long-lived assets, certain identified intangible assets and goodwill related to those assets to be held and used and for long-lived assets and certain intangible assets to be disposed of. In accordance with SFAS No. 121, the Group reviews the realizability of long-lived assets, certain intangible assets and goodwill whenever events or circumstances occur which indicate recorded cost may not be recoverable. The Group also reviews the overall recoverability of goodwill on an annual basis. The analyses are based primarily on estimated future undiscounted cash flows.

      If the expected future cash flows (undiscounted) are less than the carrying amount of such assets, the Group recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value. In estimating future cash flows for determining whether an asset is impaired, and in measuring assets that are impaired, assets are grouped by geographic region, which is the lowest level of operational reporting used by management.

      Other Assets: Other assets consist principally of non-compete agreements and security deposits. Non-compete agreements are principally agreements with former owners not to compete with the Group within a specified geographical area for a specified period of time. The asset is amortized over the life of the agreement.

      Income Taxes: The Group is included in the consolidated Federal income tax return of the Parent. All tax payments are made by the Parent on behalf of the Group. The Group includes its portion of tax obligations in accounts payable and accrued expenses-related parties. Current and deferred tax benefit, included in these statements, was calculated as if the Group had filed consolidated income tax returns on a stand alone basis. Under a tax sharing agreement with the Parent, the Group is entitled to the tax benefits, attributable to the Group's losses, which are used in the Parent's consolidated return.

2. Related Party Transactions

      The Group entered into several arrangements with the Parent where fees are charged to the Group for services provided. These services included selling, general and administrative and financing services. Upon a change of control of the Group, certain of these arrangements may be voided and the Group will no longer be subject to the related fees. The Group will, however, be responsible for obtaining independent financing and will incur selling, general and administrative expenses.

      Trademarks: The Group is charged a fee of approximately 5.0% of revenues for the use of the "NovaCare" name and trademark. Fees are settled with the Parent on a quarterly basis in accordance with the trademark agreement.

      Advances and Financing Arrangements: The Group participates in the Parent's centralized cash management system to finance operations and acquisitions. The Group's cash deposits are transferred to the Parent on a daily basis. The Parent funds the Group's disbursement bank accounts as required. When disbursements exceed deposits, the Parent advances the difference to the Group through an interest-free intercompany account. Assuming a LIBOR plus 1.5% borrowing rate, which approximates the Parent's borrowing rate, interest expense on net advances from the Parent would have been $8,826 for the period July 1, 1999 to November 19, 1999.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                               November 19, 1999
                                 (In thousands)


      In addition, certain advances from the Parent to the Group are funded through a line of credit arrangement. The annual interest rate on the line of credit is the prime rate of the Parent's lending bank plus 1.5%. As of November 19, 1999, the interest rate for the Group was 9.25%. Interest due to the Parent is settled quarterly in accordance with the loan agreement. Interest expense related to this financing arrangement was $5,366 for the period July 1, 1999 to November 19, 1999.

      Selling, General and Administrative Expenses Allocated from Related
Party: During fiscal 1999 and 1998, the Parent provided certain selling, general and administrative services to the Group, that included shared management, legal, information systems, finance and human resource services and leased office space. These costs were allocated to the Group from the Parent, based on number of personnel or fiscal 1999's net revenues. While Novacare has divested of certain of its businesses since June 30, 1999, the level of effort required by the Parent for each of the businesses was essentially the same for period July 1, 1999 to November 19, 1999 as it was in fiscal 1999. During the period July 1, 1999 to November 19, 1999, these allocated costs were $3,554.

      The expenses allocated to the Group are not necessarily indicative of amounts that would have been incurred if the Group had been a separate, independent entity that either managed these functions or contracted the services from an unrelated third party. Allocations were based on methodologies considered reasonable by management. It is not practicable to estimate these costs on a stand-alone basis, if the Group were a separate company.

      Benefits and Payroll Service Fees: Beginning in February 1997, the Group contracted with NovaCare Employee Services (NCES), a majority owned subsidiary of the Parent, to provide payroll and benefit services. Under the agreement, the Group reimburses NCES for all payroll and related benefit costs, in addition to an administrative fee. Administrative fees incurred, related to this agreement, were $1,963 for the period July 1, 1999 to November 19, 1999. The amount for the period July 1, 1999 to November 19, 1999, is included in selling, general and administrative expenses. Additionally, payroll and related benefits expense disbursed by NCES for PROH approximated $65,932 for the period July 1, 1999 to November 19, 1999. As of November 19, 1999 the Group owed NCES $1,337 for payroll and related benefit costs. These amounts are included in accounts payable and accrued expenses--related parties.

      Insurance Reserves: The Parent maintains insurance coverage for the Group, including workers' compensation and general business insurance. Insurance reserves have been specifically allocated to the Group and the amounts owed to the Parent for such reserves are included in accounts payable and accrued expenses--related parties. As of November 19, 1999, the Group owed the Parent $225 for general business insurance.

        NovaCare Physical Rehabilitation and Occupational Health Group
                       (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                               November 19, 1999
                                (In thousands)


3. Provision for Restructure

      During fiscal 1999, the Group recorded a provision for restructure totaling $30,225 consisting of:

     Writedown of excess cost of net assets acquired, net.............. $28,300
     Employee severance and related costs..............................   1,925
                                                                        -------
       Total........................................................... $30,225
                                                                        =======

      During fiscal 1999, the Group decided to exit certain non-strategic markets. The markets consisted of 40 clinics. This decision resulted in a write-down of the value of the related assets to estimated net realizable value as these were held for disposal. The estimated net realizable value of the Group's assets held for disposal (principally excess cost of net assets acquired, net) was determined by reference to the Group's experience with purchases and sales of comparable assets over the past several years and in consultation with financial advisors. The clinics to be disposed of had annualized net revenues of approximately $16,600 and annualized operating profit of approximately $200. At November 19, 1999, five of the clinics have been sold for proceeds totaling $923. The net book value of the remaining assets to be sold is approximately $4,991. The decision to dispose of these clinics is being evaluated in light of the sale of the Group.

      In addition, the Group implemented a revised physical therapist staffing model to provide therapist services at lower costs while maintaining quality care. The new staffing model calls for an estimated reduction of 364 physical therapists. At November 19, 1999, a reduction of 267 physical therapists has taken place, 193 through attrition and 74 through severance arrangements.


      The activity in the Group's reserves for restructure is as follows:

                                                                     Period
                                                                 July 1, 1999 to
                                                                  November 19,
                                                                      1999
                                                                 ---------------
     Beginning balance..........................................      $ 625
     Payments...................................................       (532)
                                                                      -----
     Ending balance.............................................      $  93
                                                                      =====

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                               November 19, 1999
                                 (In thousands)


4. Acquisition Transactions

      Information with respect to businesses acquired in purchase transactions was as follows:

                                                                       As of
                                                                    November 19,
                                                                        1999
                                                                    ------------
     Excess cost of net assets acquired............................   $431,446
     Less: accumulated amortization................................    (45,057)
                                                                      --------
                                                                      $386,389
                                                                      ========

      Certain purchase agreements require additional payments to the former owners if specific financial targets are met. At November 19, 1999 aggregate contingent payments in connection with all acquisitions of approximately $24,529, in cash, have not been included in the initial determination of cost of the businesses acquired since the amount of such contingent consideration that may be paid in the future, if any, is not presently determinable. In connection with businesses acquired in prior years, the Group paid $7,110 cash in the period July 1, 1999 to November 19, 1999.

5. Property and Equipment

      The components of property and equipment were as follows:

                                                                       As of
                                                                    November 19,
                                                                        1999
                                                                    ------------
     Buildings.....................................................   $  1,232
     Property, equipment and furniture.............................     43,558
     Capitalized software..........................................     22,637
     Leasehold improvements........................................     18,008
                                                                      --------
                                                                        85,435
     Less: accumulated depreciation and amortization...............    (47,587)
                                                                      --------
                                                                      $ 37,848
                                                                      ========

      Depreciation expense, including depreciation expense allocated by the Parent, for the period July 1, 1999 to November 19, 1999, was $4,767.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                               November 19, 1999
                                 (In thousands)


6. Investment in Joint Ventures

      The Group has 50% ownership interests in GP Therapy, Inc., LLC (a joint venture with Columbia/HCA Healthcare Corp), Mercy Joyner Associates (a joint venture with Mercy Regional Health Systems), Gill Balsano Consulting, LLC (a joint venture with a Health Care consulting firm), Langhorne PC (a joint venture with Delaware Valley Medical Corporation), and South Philadelphia PC (a joint venture with Mt. Sinai Hospital).

      At November 19, 1999 the Group's investment in joint venture for GP Therapy, Inc., LLC was $10,644. The Group's investment in Mercy Joyner Associates, was acquired as part of a larger acquisition in fiscal year 1998. At November 19, 1999 the Group's investment in joint venture for Mercy Joyner Associates was $455. The Group's investment in Gill Balsano Consulting, LLC was transferred from the Parent in fiscal year 1999. At November 19, 1999 the Group's investment in Gill Balsano was $1,596. The Group's investment in the Langhorne PC and South Philadelphia PC were acquired as part of a larger acquisition in fiscal year 1998. At November 19, 1999 the Group's investment in joint venture for both the Langhorne PC and South Philadelphia PC was $1,724. The Group's share of the loss from joint ventures of $100 is included in selling, general and administrative expenses.


7. Accounts Payable and Accrued Expenses--Third Parties

      Accounts payable and accrued expenses are summarized as follows:

                                                                       As of
                                                                    November 19,
                                                                        1999
                                                                    ------------
     Accrued contingent earn-outs..................................   $ 3,077
     Accrued compensation and benefits.............................     6,480
     Accounts payable..............................................     7,072
     Bank overdraft................................................     4,864
     Accrued acquisition costs.....................................     3,748
     Accrued interest..............................................     1,198
     Accrued restructure costs.....................................        93
     Other.........................................................     4,253
                                                                      -------
                                                                      $30,785
                                                                      =======

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                               November 19, 1999
                                 (In thousands)


8. Financing Arrangements

      Financing arrangements consisted of the following:

                                                                     As of
                                                                  November 19,
                                                                      1999
                                                                  ------------
     Line of credit--related party, due November 30, 1999........  $ 166,743
     Subordinated promissory notes payable through 2007..........     35,277
     Other.......................................................      1,608
                                                                   ---------
                                                                     203,628
     Less: current portion of financing arrangements--related
      parties....................................................   (166,743)
     Less: current portion of financing arrangements--third
      parties....................................................    (13,307)
                                                                   ---------
                                                                   $  23,578
                                                                   =========

      Subordinated promissory notes consist primarily of notes to former owners of businesses acquired and bear interest generally at 6%. The carrying values of the notes approximate fair value.


      Financing arrangements with related party is comprised of a $180,000 line of credit with a subsidiary of the Parent. The Group periodically draws from the line and is charged interest at a rate of the Parent's lending bank's prime rate plus 1.5% on the daily outstanding balance (See Note 2). As of November 19, 1999, the interest rate for the Group was 9.25%. As of November 19, 1999 the Group had $13,257 available under this line of credit.

      At November 19, 1999, aggregate annual maturities of financing arrangements were as follows for the next five fiscal years and thereafter:

      Fiscal Year
      -----------
      2000............................................................. $180,050
      2001.............................................................   12,731
      2002.............................................................    5,163
      2003.............................................................    2,976
      2004.............................................................    1,404
      Thereafter.......................................................    1,304
                                                                        --------
                                                                        $203,628
                                                                        ========

      Interest paid on debt during the period July 1, 1999 to November 19, 1999 was $11,460.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                               November 19, 1999
                                 (In thousands)


9. Leases

      The Group rents office and clinical space and transportation and therapy equipment under non-cancelable operating leases.

      Future minimum lease commitments for all non-cancelable leases as of November 19, 1999 are as follows:

                                                                       Operating
      Fiscal Year                                                       Leases
      -----------                                                      ---------
      2000............................................................  $26,553
      2001............................................................   21,036
      2002............................................................   15,281
      2003............................................................    8,571
      2004............................................................    3,693
      Thereafter......................................................    4,608
                                                                        -------
      Total minimum lease payments....................................  $79,742
                                                                        =======

      Total rent expense for all operating leases during the period July 1, 1999 to November 19, 1999 was $12,308.

        NovaCare Physical Rehabilitation and Occupational Health Group
                       (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                               November 19, 1999
                                (In thousands)


10. Income Taxes

      The components of income tax benefit were as follows:

                                                                    Period
                                                                July 1, 1999 to
                                                               November 19, 1999
                                                               -----------------
     Current:
       Federal................................................       $ --
       State..................................................         --
                                                                     ----
                                                                       --
                                                                     ----
     Deferred:
       Federal................................................         --
       State..................................................         --
                                                                     ----
                                                                       --
                                                                     ----
                                                                     $ --
                                                                     ====

      The components of net deferred tax assets (liabilities) as of November 19, 1999 were as follows:

                                                                    As of
                                                                 November 19,
                                                                     1999
                                                                 ------------
     Accruals and reserves not currently deductible for tax
      purposes..................................................   $ 12,054
     Restructure reserves.......................................      6,557
     Federal and state net operating loss.......................     13,784
                                                                   --------
                                                                     32,395
     Less: valuation allowance..................................    (22,399)
       Total deferred tax assets, net of valuation allowance....      9,996
     Gross deferred tax liabilities, depreciation and capital
      leases....................................................    (14,767)
                                                                   --------
       Net deferred tax liability...............................   $ (4,771)
                                                                   ========

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                               November 19, 1999
                                 (In thousands)


      The reconciliation of the expected tax benefit (computed by applying the Federal statutory tax rate to income before income taxes) to the actual tax benefit was as follows:

                                                                  Period
                                                              July 1, 1999 to
                                                             November 19, 1999
                                                             -----------------
     Expected Federal income tax benefit....................     $(16,699)
     State income tax benefit, less Federal benefit.........       (2,691)
     Non-deductible nonrecurring items......................           25
     Non-deductible amortization of excess cost of net
      assets acquired.......................................          574
     Increase in valuation allowance........................       18,923
     Other, net.............................................         (132)
                                                                 --------
                                                                 $     --
                                                                 ========

      The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, if appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Group's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purpose and the Group has recorded a full valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized.

11. Benefit Plans

      Retirement Plans: Through the Parent, the Group participates in defined contribution 401(k) plans covering substantially all of its employees. The Group's portion of contributions made to the plans by the Parent for the period July 1, 1999 to November 19, 1999 were $442.

      Stock Option Plans: Certain employees of the Group participate in the Parent's employee stock option plans. Under the plans, substantially all of the options granted under the plan vest ratably over five years and are granted for a term of up to ten years. The exercise price of the options equals the fair value of the Parent's common stock at the date of grant. The Parent has adopted the disclosure-only provision of SFAS 123. Accordingly, no compensation expense has been recognized for option grants under the plans by the Parent or the Group. Had compensation cost for options granted been determined based on the fair value at the date of grant awards consistent with the provisions of SFAS 123, the Group's net loss would not have been materially different from the amounts reported in these financial statements.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                               November 19, 1999
                                 (In thousands)


12. Commitments and Contingencies

      The Group is subject to legal proceedings and claims that arise in the ordinary course of business. Management believes that the amount of any liability related to these matters will not have a material adverse effect on the Group's financial position or results of operations.

      The Group has entered into a naming, promotional and sponsorship agreement in which the Group pays $900 per year until the complex officially opens. The naming, promotional and sponsorship agreement is in effect for 25 years after the opening of the complex. The Group is required to make payments in accordance with the contract terms over 25 years ranging from $1,400 to $1,963 per year after the official opening. At this time the Group cannot estimate the date of the official opening of the complex.

13. Sale of the Group

      On November 19, 1999, the Parent completed the sale of the Group to Select Medical Corporation ("Select"). The sales price for the Group was $200,000, the cash proceeds of which were reduced by the amount of Group debt assumed by Select. Of the remainder, $36,800 of the purchase price was placed in escrow for two years in support of representations relating to minimum working capital, collectibility of accounts receivable, and certain contingent earnout payments and litigation matters. Following the closing of the Group sale and continuing through June 2000, Select presented to the Parent claims for disbursement of portions of the escrowed funds to Select. The Parent and Select disagreed on certain of these claims. On July 6, 2000, the Parent entered into a settlement agreement with regard to the accounts receivable representation, contingent earnout obligations and certain other differences and disagreements between the Parent and Select related to the Group purchase and sale agreement and the escrows established as part of that agreement. As a result of the settlement, the remaining funds in escrow accounts, including interest, were disbursed to the parties with $4.5 million being returned to the Parent. In addition, as part of the settlement, the Parent agreed to reimburse Select approximately $1.3 million in respect of certain of its obligations set forth in the purchase and sale agreement and up to $1.8 million for Medicare liabilities, if any, that relate to periods prior to the Group sale. The Parent collateralized certain future payments to Select with the Parent's accounts receivable that pertain primarily to the Parent's former long-term care services business. Also as part of the settlement agreement, certain of the representations, warranties and indemnifications in the Group purchase and sale agreement were released by the parties and certain provisions, principally relating to tax obligations, remain binding on the parties. In conjunction with the Group sale, the "NovaCare" name was also sold and the Parent changed its name to NAHC, Inc. effective March 28, 2000.

                       Report of Independent Accountants

To the Board of Directors of
NovaCare, Inc.

      In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of NovaCare, Inc. net investment and of cash flows present fairly, in all material respects, the financial position of NovaCare Physical Rehabilitation and Occupational Health Group ("the Group") at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      The accompanying combined financial statements have been prepared assuming that the Group will continue as a going concern. The Group has historically been dependent on NovaCare, Inc. (the "Parent") for financial support. Additionally, the Group is indebted to the Parent for significant currently payable amounts. As discussed in Note 13 to the combined financial statements, the Parent has $175 million of convertible subordinated debentures due on January 15, 2000. To enable the Parent to generate sufficient funds to make the required payment on the convertible debentures, the Parent's Board of Directors on August 5, 1999 voted to seek approval from its shareholders for the sale of the Parent's two remaining business units, including the Group, and the adoption of a restructuring proposal. In a proxy statement dated August 13, 1999 (as amended through September 10, 1999) the Parent's shareholders have been asked to consider and vote upon these proposals at a special meeting of shareholders to be held on September 21, 1999. All of the proposals were adopted by the shareholders at the special meeting. The adoption of these proposals could result in the ultimate liquidation of the Parent. Should these matters not be approved, or should the transactions not be consummated as set forth in the proxy statement, the Parent's management would need to seek other means to obtain sufficient funds to repay the convertible debentures when due. These matters, coupled with the Group's continuing operating losses, raise substantial doubt about the Group's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 13. The combined financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ PricewaterhouseCoopers LLP
Philadelphia, PA
September 21, 1999

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

                            Combined Balance Sheets
                                 (In thousands)

                                                               As of June 30,
                                                              -----------------
                                                                1999     1998
                                                              -------- --------
                           Assets
Current assets:
  Cash and cash equivalents.................................. $  5,792 $  2,037
  Accounts receivable, net of allowance at June 30, 1999 and
   1998 of $32,891 and $23,864, respectively.................   99,060   93,156
  Deferred income taxes......................................    8,561      439
  Other current assets.......................................    8,498    9,498
                                                              -------- --------
    Total current assets.....................................  121,911  105,130
Property and equipment, net..................................   40,065   40,422
Excess cost of net assets acquired, net......................  387,180  356,044
Investment in joint ventures.................................   15,120   13,062
Other assets.................................................    2,948    3,376
                                                              -------- --------
                                                              $567,224 $518,054
                                                              ======== ========
        Liabilities and NovaCare, Inc. Net Investment
Current liabilities:
  Current portion of financing arrangements--third parties... $ 14,706 $ 13,620
  Current portion of financing arrangements--related
   parties...................................................  165,202       --
  Accounts payable and accrued expenses--related parties.....  268,128  186,330
  Accounts payable and accrued expenses--third parties.......   31,399   25,532
                                                              -------- --------
    Total current liabilities................................  479,435  225,482
Financing arrangements--related party........................       --  165,507
Financing arrangements, net of current portion--third
 parties.....................................................   29,226   35,319
Deferred income taxes........................................   13,332    9,865
Other .......................................................    1,480    2,052
                                                              -------- --------
    Total liabilities........................................  523,473  438,225
Commitments and contingencies................................       --       --
NovaCare, Inc. net investment................................   43,751   79,829
                                                              -------- --------
                                                              $567,224 $518,054
                                                              ======== ========


The accompanying Notes to Combined Financial Statements are an integral part of these statements.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

                       Combined Statements of Operations
                                 (In thousands)

                                                  For the Years Ended June
                                                            30,
                                                 ----------------------------
                                                   1999      1998      1997
                                                 --------  --------  --------
Net revenues.................................... $339,708  $281,550  $214,936
Cost of Services................................  234,350   193,860   152,860
                                                 --------  --------  --------
  Gross profit..................................  105,358    87,690    62,076
Selling, general and administrative expenses....   56,743    40,360    29,947
Selling, general and administrative allocated
 from related party.............................   27,444    20,823     8,882
Provision for uncollectible accounts............   24,130    14,806    10,091
Amortization of excess cost of net assets
 acquired.......................................   11,865     9,138     6,464
Provision for restructure.......................   30,225        --        --
                                                 --------  --------  --------
  (Loss) income from operations.................  (45,049)    2,563     6,692
Interest expense-related party..................   15,518    15,990    27,568
Interest expense-third parties..................    3,157     2,435     1,081
Royalty expense-related party...................   17,059    14,293    10,660
                                                 --------  --------  --------
  Loss before income taxes......................  (80,783)  (30,155)  (32,617)
Income tax benefit..............................  (21,564)   (7,618)  (10,726)
                                                 --------  --------  --------
  Net loss...................................... $(59,219) $(22,537) $(21,891)
                                                 ========  ========  ========



The accompanying Notes to Combined Financial Statements are an integral part of these statements.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Combined Statements of NovaCare, Inc. Net Investment
                                 (In thousands)

                                                                  NovaCare, Inc.
                                                                  net investment
                                                                  --------------
Balance at June 30, 1996.........................................    $(34,135)
  Net contributions from NovaCare, Inc. .........................     143,134
  Net loss.......................................................     (21,891)
                                                                     --------
Balance at June 30, 1997.........................................      87,158
  Net contributions from NovaCare, Inc. .........................      15,208
  Net loss.......................................................     (22,537)
                                                                     --------
Balance at June 30, 1998.........................................      79,829
  Net contributions from NovaCare, Inc. .........................      23,141
  Net loss.......................................................     (59,219)
                                                                     --------
Balance at June 30, 1999.........................................    $ 43,751
                                                                     ========




  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

                       Combined Statements of Cash Flows
                                 (In thousands)

                                                 For the Years Ended June
                                                            30,
                                                -----------------------------
                                                  1999      1998       1997
                                                --------  ---------  --------
Cash flows from operating activities:
Net loss....................................... $(59,219) $ (22,537) $(21,891)
Adjustments to reconcile net loss to net cash
 flows used in operating activities:
  (Income) loss from joint ventures............      514        (16)       78
  Depreciation and amortization................   25,974     20,697    15,487
  Provision for restructure....................   30,225
  Provision for uncollectible accounts.........   24,130     14,806    10,091
  Minority interest............................      117         69       105
  Deferred income taxes........................   (4,432)     6,251     3,849
  Changes in assets and liabilities, net of
   effects from acquisitions:
    Accounts receivable........................  (26,050)   (29,417)  (24,946)
    Other current assets.......................      417     (1,722)      (66)
    Accounts payable and accrued expenses--
     third parties.............................  (13,982)    (5,289)   (8,427)
    Other, net.................................   (3,309)      (196)   (1,048)
                                                --------  ---------  --------
    Net cash used in operating activities......  (25,615)   (17,354)  (26,768)
                                                --------  ---------  --------
Cash flows from investing activities:
Payments for businesses acquired, net of cash
 acquired......................................  (48,038)   (94,357)  (58,685)
Additions to property and equipment............  (19,906)    (8,170)  (17,269)
Proceeds from sale of property and equipment...      913         --        52
Other, net.....................................      452         85       569
                                                --------  ---------  --------
  Net cash flows used in investing activities..  (66,579)  (102,442)  (75,333)
                                                --------  ---------  --------
Cash flows from financing activities:
Payment of long-term debt and credit
 arrangements--third parties...................  (14,878)    (6,591)   (5,015)
Net advances from related party................  110,827    122,363   110,143
                                                --------  ---------  --------
  Net cash flows provided by financing
   activities..................................   95,949    115,772   105,128
                                                --------  ---------  --------
Net increase (decrease) in cash and cash
 equivalents...................................    3,755     (4,024)    3,027
Cash and cash equivalents, beginning of year...    2,037      6,061     3,034
                                                --------  ---------  --------
Cash and cash equivalents, end of year......... $  5,792  $   2,037  $  6,061
                                                ========  =========  ========

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

                     Notes to Combined Financial Statements

                                 June 30, 1999
                                 (In thousands)

1. Summary of Significant Accounting Policies

      Nature of Operations: NovaCare Physical Rehabilitation and Occupational Health Group includes RehabClinics, Inc., NovaCare Outpatient Rehabilitation East, Inc., NovaCare Outpatient Rehabilitation West, Inc., NovaCare Occupational Health Services, Inc., CMC Center Corporation and Industrial Health Care Company (collectively "the Group") all of which are wholly-owned subsidiaries of NC Resources, Inc., a Delaware holding company and a wholly-owned subsidiary of NovaCare, Inc., a Delaware corporation ("Parent").

      Business Profile: The Group is a provider of freestanding outpatient physical therapy and rehabilitation services and occupational health services. Outpatient physical therapy and rehabilitation services include: (i) general physical rehabilitation, which is designed to return injured and post-operative patients to their optimal functional capacity, (ii) sports medicine, which is designed to minimize the "downtime" of injured sports participants and safely return them to sports activities, (iii) enhanced performance training, which is designed to improve the muscular and cardiovascular performance of both professional caliber athletes and "weekend warriors" as well as the "senior citizen" population, (iv) industrial rehabilitation, which is designed to reduce work-related injuries and rehabilitate and strengthen injured patients to allow a rapid, safe and productive return to normal job activities and (v) hospital-based services, which involve providing inpatient and outpatient rehabilitation services on a contract basis to acute care hospitals. Occupational health services comprise treatment for work-related injuries and illnesses, physical and occupational health services comprise treatment for work-related injuries and illnesses, physical and occupational rehabilitation therapy, pre-placement physical examinations and evaluations, case management, diagnostic testing and other employer-requested or government-mandated work related health care services.

      Basis of Presentation: The financial statements of the Group include the combined financial position, results of operations and cash flows of the Group. The Parent's historical cost basis of assets and liabilities has been reflected in the Group's financial statements. The financial information in these financial statements is not necessarily indicative of results of operations, financial position and cash flows that would have occurred if the Group had been a separate stand-alone entity during the periods presented or of future results.

      Principles of Combination: The combined financial statements include the accounts of the Group companies. Investments of 20% to 50% of the voting interest of affiliates are accounted for using the equity method. All significant intercompany accounts and transactions between the companies comprising the Group have been eliminated. The Group recognizes a minority interest in its balance sheets and statements of operations for the portion of majority-owned subsidiaries attributable to its minority owners.

      Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Concentration of Credit Risks: Financial instruments which subject the Group to concentrations of credit risk consist primarily of trade receivables from workers' compensation programs, health and managed care companies, self-pay individuals, Medicare, Medicaid and litigation settlements from various payors located

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                                 June 30, 1999
                                 (In thousands)

1. Summary of Significant Accounting Policies (continued)

throughout the United States. The Group generally does not require collateral from its customers. Such credit risk is considered by management to be limited due to the Group's broad customer base.

      Statement of Cash Flows: The Group considers its holdings of highly liquid debt and money-market instruments to be cash equivalents if the securities mature within 90 days from the date of acquisition. These investments are carried at cost, which approximates fair value. Non-cash investing and financing activities in fiscal years 1999 and 1998 of $10,355 and $24,875, respectively, consist principally of acquired debt and subordinated promissory notes issued to former owners at closing. There were no non-cash investing and financing activities in fiscal 1997. Non-cash contributions from the Parent in fiscal year 1997 were $102,595 for forgiveness of debt. There were no non-cash contributions in fiscal years 1999 and 1998.

      Net Revenues: Net revenues are reported at the net realizable amounts from customers and third-party payors and includes estimated retroactive revenue adjustments due to future audits, reviews and investigations. Retroactive adjustments are considered in the recognition of revenue on an estimated basis in the period the related services are rendered, and such amounts are adjusted in future periods as adjustments become known or as years are no longer subject to such audits, reviews and investigations. Net revenues generated directly from Medicare and Medicaid reimbursement programs represented 8%, 9% and 10% of the Group's combined net revenues for fiscal years 1999, 1998 and 1997 respectively.

      Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range principally from three to seven years for property and equipment and 30 to 40 years for buildings. Leasehold improvements are amortized over the lesser of the lease term or the asset's estimated useful life. Property and equipment also include external and incremental internal costs incurred to develop major computer systems. Costs for computer software developed or purchased for internal use are capitalized and amortized over an estimated useful life ranging from five to ten years. Costs of software maintenance and training, as well as the cost of software that does not add functionality to existing systems are expensed as incurred.

      Excess Cost of Net Assets Acquired and Other Intangible Assets: Assets and liabilities acquired in connection with business combinations accounted for under the purchase method are recorded at their respective fair values. Deferred taxes have been recorded to the extent of the difference between the fair value and the tax basis of the assets acquired and liabilities assumed. The excess of the purchase price over the fair value of net assets acquired consists of non-compete agreements and goodwill and is amortized on a straight-line basis over the estimated useful lives of the assets which range from five to 40 years, with an average life of approximately 37 years. The value assigned to non-compete agreements has been included in other assets.

      The useful life for each class of intangible assets is as follows:

       Goodwill........................................................ 40 years
       Covenants not-to-compete........................................  5 years

      Impairment of Long Lived Assets: Effective July 1, 1997, the Group adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which establishes accounting standards for the impairment of long-lived

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                                 June 30, 1999
                                 (In thousands)

1. Summary of Significant Accounting Policies (continued)

assets, certain identified intangible assets and goodwill related to those assets to be held and used and for long-lived assets and certain intangible assets to be disposed of. In accordance with SFAS No. 121, the Group reviews the realizability of long-lived assets, certain intangible assets and goodwill whenever events or circumstances occur which indicate recorded cost may not be recoverable. The Group also reviews the overall recoverability of goodwill on an annual basis. These analyses are based primarily on estimated future undiscounted cash flows.

      If the expected future cash flows (undiscounted) are less than the carrying amount of such assets, the Group recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value. In estimating future cash flows for determining whether an asset is impaired, and in measuring assets that are impaired, assets are grouped by geographic region, which is the lowest level of operational reporting used by management.

      Other Assets: Other assets consist principally of non-compete agreements and security deposits. Non-compete agreements are principally agreements with former owners not to compete with the Group within a specified geographical area for a specified period of time. The asset is amortized over the life of the agreement.

      Income Taxes: The Group is included in the consolidated Federal income tax return of the Parent. All tax payments are made by the Parent on behalf of the Group. The Group includes its portion of tax obligations in accounts payable and accrued expenses--related parties. Current and deferred tax benefit, included in these statements, was calculated as if the Group had filed consolidated income tax returns for the Group on a stand alone basis. Under a tax sharing agreement with the Parent, the Group is entitled to the income tax benefits, attributable to the Group's losses, which are used in the Parent's consolidated return. Were the Group to apply the separate company tax return method the income taxes would have been an expense of $641, $2,192 and $1,182 and net loss as adjusted would have been $81,424, $32,347 and $33,799 for the years ended June 30, 1999, 1998 & 1997, respectively.

2. Related Party Transactions

      The Group entered into several arrangements with the Parent where fees are charged to the Group for services provided. These services included selling, general and administrative and financing services. Upon a change of control of the Group, certain of these arrangements may be voided and the Group will no longer be subject to the related fees. The Group will, however, be responsible for obtaining independent financing and will incur selling, general and administrative expenses.

      Trademarks: The Group is charged a fee of approximately 5.0% of revenues for the use of the "NovaCare" name and trademark. Fees are settled with the Parent on a quarterly basis in accordance with the trademark agreement.

      Advances and Financing Arrangements: The Group participates in the Parent's centralized cash management system to finance operations and acquisitions. The Group's cash deposits are transferred to the Parent on a daily basis. The Parent funds the Group's disbursement bank accounts as required. When disbursements exceed deposits, the Parent advances the difference to the Group through an interest-free

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                                 June 30, 1999
                                 (In thousands)

2. Related Party Transactions (continued)

intercompany account. Assuming a LIBOR plus 1.5% borrowing rate, which approximates the Parent's borrowing rate, interest expense on net advances from the Parent would have been $17,284, $10,137 and $4,242 for the years ended June 30, 1999, 1998 and 1997, respectively.

      In addition, certain advances from the Parent to the Group are funded through a line of credit arrangement. The annual interest rate on the line of credit is the prime rate of the Parent's lending bank plus 1.5%. As of June 30, 1999, the interest rate for the Group was 9.25%. Interest due to the Parent is settled quarterly in accordance with the loan agreement. Interest expense related to this financing arrangement was $15,518, $15,990 and $27,568 for fiscal 1999, 1998, and 1997, respectively.

      Selling, General and Administrative Expenses Allocated from Related
Party: During fiscal 1999, 1998 and 1997, the Parent provided certain selling, general and administrative services to the Group, that included shared management, legal, information systems, finance and human resource services and leased office space. These costs were allocated to the Group from the Parent, based on specific identification, net revenue or utilization. During 1999, 1998 and 1997, these allocated costs were $15,671, $16,294 and $7,306, respectively.

      The expenses allocated to the Group are not necessarily indicative of amounts that would have been incurred if the Group had been a separate, independent entity that either managed these functions or contracted the services from an unrelated third party. Allocations were based on methodologies considered reasonable by management. It is not practicable to estimate these costs on a stand-alone basis if the Group were a separate company.

      Benefits and Payroll Service Fees: Beginning in February 1997, the Group contracted with NovaCare Employee Services (NCES), a 67% owned subsidiary of the Parent, to provide payroll and benefit services. Under the agreement, the Group reimburses NCES for all payroll and related benefit costs, in addition to an administrative fee. Administrative fees incurred, related to this agreement, were $10,957, $3,986 and $952 for fiscal 1999, 1998 and 1997, respectively.
These amounts are included in Selling, General and Administrative Expenses Allocated from Related Party. Additionally, payroll and related benefits expense disbursed by NCES for PROH approximated $175,000, $141,000 and $108,000 for fiscal 1999, 1998 and 1997, respectively. As of June 30, 1999 and 1998 the Group owed NCES $5,222 and $3,839 for payroll and related benefit costs. These amounts are included in accounts payable and accrued expenses--related parties.

      Insurance Reserves: The Parent maintains insurance coverage for the Group, including workers' compensation and general business insurance. Insurance reserves have been specifically allocated to the Group and the amounts owed to the Parent for such reserves are included in accounts payable and accrued expenses--related parties. As of June 30, 1999 and 1998, the Group owed the Parent the following amounts:

                                                                         As of
                                                                       June 30,
                                                                       ---------
                                                                       1999 1998
                                                                       ---- ----
Workers compensation.................................................. $421 $273
General business......................................................  274  226
                                                                       ---- ----
                                                                       $695 $499
                                                                       ==== ====

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                                 June 30, 1999
                                 (In thousands)


3. Provision for Restructure

      During fiscal 1999, the Group's operations recorded a provision for restructure totaling $30,225 consisting of:

       Writedown of excess cost of net assets acquired, net............ $28,300
       Employee severance and related costs............................   1,925
                                                                        -------
       Total........................................................... $30,225
                                                                        =======

      During fiscal 1999, the Group decided to exit certain non-strategic markets. The markets consisted of 40 clinics. This decision resulted in a write-down of the value of the related assets to estimated net realizable value as these were considered held for disposal. The estimated net realizable value of the Group's assets held for disposal (principally excess cost of net assets acquired, net) was determined by reference to the Company's experience with purchases and sales of comparable assets over the past several years and in consultation with financial advisors. The clinics to be disposed of had annualized net revenues of approximately $16,600 and annualized operating profit of approximately $200. At June 30, 1999, five of the clinics have been sold for proceeds totaling $923. The net book value of the remaining assets to be sold is approximately $4,991. The decision to dispose of these clinics is being evaluated in light of the possible sale of the Group.

      In addition, the Group has implemented a revised physical therapist staffing model to provide therapist services at lower costs while maintaining quality care. The new staffing model calls for an estimated reduction of 364 physical therapists. At June 30, 1999, a reduction of 231 physical therapists has taken place, 173 through attrition and 58 through severance arrangements. The Group's plan will be fully implemented by December 31, 1999, utilizing the remaining restructure reserve.

      The activity in the Group's reserves for restructure is as follows:

                                                              Years Ended June
                                                                    30,
                                                              -----------------
                                                                1999     1998
                                                              --------  -------
Beginning balance............................................ $  1,137  $ 3,217
Provision for restructure....................................   30,225       --
Payments.....................................................   (2,437)  (2,080)
Non-cash reductions, principally asset write-offs............  (28,300)      --
                                                              --------  -------
Ending balance............................................... $    625  $ 1,137
                                                              ========  =======

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                                 June 30, 1999
                                 (In thousands)


4. Acquisition Transactions

      During the years ended June 30, 1999 and 1998 the Group acquired five and 48 businesses, respectively. The following unaudited pro forma combined results of the operations of the Group give effect to each of the acquisitions as if they occurred on July 1, 1997:

                                                        Years Ended June 30,
                                                        ----------------------
                                                           1999        1998
                                                        ----------  ----------
Net Revenues........................................... $  339,889  $  344,277
                                                        ==========  ==========
Loss before income taxes............................... $  (80,734) $  (29,945)
                                                        ==========  ==========
Net loss............................................... $  (59,170) $  (22,327)
                                                        ==========  ==========

      The above pro forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition been made as of July 1, 1997, or the results that may occur in the future.

      Information with respect to businesses acquired in purchase transactions was as follows:

                                                             As of June 30,
                                                          ---------------------
                                                             1999      1998
                                                          ---------- ----------
Excess cost of net assets acquired....................... $  427,654 $ 384,653
Less: accumulated amortization...........................   (40,474)  (28,609)
                                                          ---------- ---------
                                                          $  387,180 $ 356,044
                                                          ========== =========
                                                          Years Ended June 30,
                                                          ---------------------
                                                             1999      1998
                                                          ---------- ----------
Cash paid (net of cash acquired)......................... $   40,089 $  78,164
Notes issued.............................................      4,825    24,875
Other consideration......................................      2,238     6,920
                                                          ---------- ---------
                                                              47,152   109,959
Liabilities assumed......................................     17,342    36,751
                                                          ---------- ---------
                                                              64,497   146,710
Fair value of assets acquired, principally accounts
 receivable and property and equipment...................    (5,091)  (29,488)
                                                          ---------- ---------
Cost in excess of fair value of net assets acquired...... $   59,403 $ 117,222
                                                          ========== =========

      Certain purchase agreements require additional payments to the former owners if specific financial targets are met. Aggregate contingent payments in connection with all acquisitions at June 30, 1999 of approximately $34,884, in cash, have not been included in the initial determination of cost of the businesses acquired since the amount of such contingent consideration that may be paid in the future, if any, is not presently determinable. In connection with businesses acquired in prior years, the Group paid $5,711 and $10,423 cash in fiscal years ended June 30, 1999 and 1998 respectively. Additionally, the Parent issued 43 and 130 shares of its common stock on behalf of the Group during the fiscal years ended June 30, 1999 and 1998, respectively, in settlement of earn-out payments to former owners.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                                 June 30, 1999
                                 (In thousands)

5. Property and Equipment

      The components of property and equipment were as follows:

                                                              As of June 30,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
Buildings................................................... $  1,232  $  1,232
Property, equipment and furniture...........................   46,752    41,808
Capitalized software........................................   16,066    12,916
Leasehold improvements......................................   17,314    14,927
                                                             --------  --------
                                                               81,364    70,883
Less: accumulated depreciation and amortization.............  (41,299)  (30,441)
                                                             --------  --------
                                                             $ 40,065  $ 40,442
                                                             ========  ========

      Depreciation expense, including depreciation expense allocated by the Parent, for the fiscal years 1999, 1998 and 1997 was $14,109, $11,559 and $9,023, respectively.

6. Investment in Joint Ventures

      The Group has 50% ownership interests in GP Therapy, Inc., LLC (a joint venture with Columbia/HCA Healthcare Corp), Mercy Joyner Associates (a joint venture with Mercy Regional Health Systems), Gill Balsano Consulting, LLC (a joint venture with a Health Care consulting firm), Langhorne PC (a joint venture with Delaware Valley Medical Corporation), and South Philadelphia PC (a joint venture with Mt. Sinai Hospital).

      At June 30, 1999 and 1998, the Group's investment in joint venture for GP Therapy, Inc., LLC was $10,728 and $10,889, respectively. The Group's investment in Mercy Joyner Associates, was acquired as part of a larger acquisition in fiscal year 1998. At June 30, 1999 and 1998, the Group's investment in joint venture for Mercy Joyner Associates was $378 and $231, respectively. The Group's investment in Gill Balsano Consulting, LLC was transferred from the Parent in fiscal year 1999. At June 30, 1999 the Group's investment in Gill Balsano was $2,078. The Group's investment in the Langhorne PC and South Philadelphia PC were acquired as part of a larger acquisition in fiscal year 1998. At June 30, 1999 and 1998, the Group's investment in joint venture for both the Langhorne PC and South Philadelphia PC was $1,936 and $1,942, respectively. The Group's share in the income (loss) from joint ventures of $514, $(16) and $78 is included in selling, general and administrative expenses.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                                 June 30, 1999
                                 (In thousands)

7. Accounts Payable and Accrued Expenses--Third Parties

      Accounts payable and accrued expenses are summarized as follows:

                                                                As of June 30,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
Accrued contingent earn-outs................................... $ 7,256 $ 3,294
Accrued compensation and benefits..............................   5,809   5,034
Accounts payable...............................................   4,397   4,407
Bank overdraft.................................................   4,206   2,216
Accrued acquisition costs......................................   3,842     394
Accrued interest...............................................   2,026   1,843
Accrued restructure costs......................................     625   1,137
Other..........................................................   3,238   7,207
                                                                ------- -------
                                                                $31,399 $25,532
                                                                ======= =======

8. Financing Arrangements

      Financing arrangements consisted of the following:

                                                            As of June 30,
                                                          -------------------
                                                            1999       1998
                                                          ---------  --------
Line of credit--related party, due November 30, 1999..... $ 165,202  $165,507
Subordinated promissory notes (6% to 9%),
 Payable through 2007....................................    41,615    47,291
Other....................................................     2,317     1,648
                                                          ---------  --------
                                                            209,134   214,446
Less: current portion of financing arrangements-related
 parties.................................................  (165,202)       --
Less: current portion of financing arrangements-third
 parties.................................................   (14,706)  (13,620)
                                                          ---------  --------
                                                          $  29,226  $200,826
                                                          =========  ========

      Subordinated promissory notes consist primarily of notes to former owners of businesses acquired. The carrying values of the notes approximate fair value.

      Financing arrangements with related party is comprised of a $180,000 line of credit with a subsidiary of the Parent. The Group periodically draws from the line and is charged interest at a rate of the Parent's lending bank's prime rate plus 1.5% on the daily outstanding balance (See Note 2). As of June 30, 1999, the interest rate for the Group was 9.25%. As of June 30, 1999 the Group had $14,798 available under this line of credit.

        NovaCare Physical Rehabilitation and Occupational Health Group
                       (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                                 June 30, 1999
                                (In thousands)

8. Financing Arrangements (continued)

     At June 30, 1999, aggregate annual maturities of financing arrangements were as follows for the next five fiscal years and thereafter:

       Fiscal Year
       -----------
       2000............................................................ $179,908
       2001............................................................   13,157
       2002............................................................   10,040
       2003............................................................    3,333
       2004............................................................    1,494
       Thereafter......................................................    1,202
                                                                        --------
                                                                        $209,134
                                                                        ========

     Interest paid on debt during the fiscal years 1999, 1998 and 1997 was $18,132, $17,518 and $10,537, respectively.

9. Leases

     The Group rents office and clinical space and transportation and therapy equipment under non-cancelable operating leases.

     Future minimum lease commitments for all non-cancelable leases as of June 30, 1999 are as follows:

                                                                       Operating
       Fiscal Year                                                      Leases
       -----------                                                     ---------
       2000...........................................................  $27,807
       2001...........................................................   21,378
       2002...........................................................   16,557
       2003...........................................................   10,191
       2004...........................................................    4,208
       Thereafter.....................................................    5,341
                                                                        -------
       Total minimum lease payments...................................  $85,482
                                                                        =======

     Total rent expense for all operating leases during fiscal years 1999, 1998 and 1997 was $29,610, $22,071 and $16,514 respectively.

        NovaCare Physical Rehabilitation and Occupational Health Group
                       (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                                 June 30, 1999
                                (In thousands)

10. Income Taxes

     The components of income tax benefit were as follows:

                                                      Years Ended June 30,
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
Current:
  Federal......................................... $(17,500) $(14,676) $(15,143)
  State...........................................      950       776       260
                                                   --------  --------  --------
                                                    (16,500)  (13,900)  (14,883)
                                                   --------  --------  --------
Deferred:
  Federal.........................................   (4,705)    4,890     3,235
  State...........................................     (309)    1,392       922
                                                   --------  --------  --------
                                                     (5,014)    6,282     4,157
                                                   --------  --------  --------
                                                   $(21,564) $ (7,618) $(10,726)
                                                   ========  ========  ========

     The components of net deferred tax assets (liabilities) as of June 30, 1999 and 1998 were as follows:

                                                             As of June 30,
                                                            -----------------
                                                              1999     1998
                                                            --------  -------
Accruals and reserves not currently deductible for tax
 purposes.................................................. $ (1,113) $   439
Restructure reserves.......................................    6,775       --
Federal and state net operating loss.......................    2,899       --
                                                            --------  -------
  Gross deferred tax assets................................    8,561      439
Depreciation and capital leases............................  (13,332)  (9,865)
                                                            --------  -------
  Gross deferred tax liabilities...........................  (13,332)  (9,865)
                                                            --------  -------
  Net deferred tax liability............................... $ (4,771) $(9,426)
                                                            ========  =======

     The reconciliation of the expected tax benefit (computed by applying the Federal statutory tax rate to income before income taxes) to actual tax expense was as follows:

                                                    Years Ended June 30,
                                                 ----------------------------
                                                   1999      1998      1997
                                                 --------  --------  --------
Expected Federal income tax benefit ............ $(28,274) $(10,554) $(11,416)
State income taxes benefit, less Federal
 benefit........................................      416     1,679       870
Non-deductible nonrecurring items...............       95       428        61
Non-deductible amortization of excess
 cost of net assets acquired....................    6,025     1,358       988
Other, net......................................      174      (529)   (1,229)
                                                 --------  --------  --------
                                                 $(21,564) $ (7,618) $(10,726)
                                                 ========  ========  ========

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                                 June 30, 1999
                                 (In thousands)


11. Benefit Plans

      Retirement Plans: Through the Parent, the Group participates in defined contribution 401(k) plans covering substantially all of its employees. The Group's portion of contributions made to the plans by the Parent for fiscal 1999, 1998 and 1997 were $1,189, $1,056 and $841, respectively.

      Stock Option Plans: Certain employees of the Group participate in the Parent's employee stock option plans. Under the plans, substantially all of the options granted under the plan vest ratably over five years and are granted for a term of up to ten years. The exercise price of the options equal the fair value of the Parent's common stock at the date of grant. The Parent has adopted the disclosure-only provision of SFAS 123. Accordingly, no compensation expense has been recognized for option grants under the plans by the Parent or the Group. Had compensation cost for options granted been determined based on the fair value at the date of grant awards consistent with the provisions of SFAS 123, the Group's net loss would not have been materially different from the amounts reported in these financial statements.

12. Commitments and Contingencies

      The Group is subject to legal proceedings and claims that arise in the ordinary course of business. Management believes that the amount of any liability related to these matters will not have a material adverse effect on the Group's financial position or results of operations.

13. Parent's Restructure Proposal

      The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the combined financial statements for the three years ended June 30, 1999, the Group has reported substantial net operating losses; has significant excess of current liabilities over current assets at June 30, 1999; and, is dependent on the Parent to provide financial support.

      The Parent has $175,000 of convertible subordinated debentures due on January 15, 2000. The Parent's ability to make its scheduled debt payments when due is dependent on a number of future actions, the outcome of which are uncertain. The Parent's management has proposed a financial restructuring plan to its shareholders in a proxy statement dated August 13, 1999, as amended through September 10, 1999. A special meeting of the Parent's shareholders was held on September 21, 1999 (the "Special Meeting") and the shareholders voted to approve (i) the sale of the Group, (ii) the sale of the Parent's interest in an affiliated company and (iii) the adoption of a restructuring proposal.

      The Parent is in the process of seeking buyers for the Group. While to date no definitive agreement has been entered into with respect to the sale of the Group, the Parent received shareholder approval at the Special Meeting to proceed with the sale when a suitable buyer is identified and a definitive agreement (which meets all of the conditions of the proposal included in the proxy) is negotiated with such buyer. The sale of the Group could result in material adjustments to the assets and liabilities reflected in the accompanying combined financial statements.

         NovaCare Physical Rehabilitation and Occupational Health Group
                        (Wholly-owned by NovaCare, Inc.)

              Notes to Combined Financial Statements--(Continued)

                                 June 30, 1999
                                 (In thousands)


13. Parent's Restructure Proposal (continued)

      The Parent's ability to repay the $175,000 convertible subordinated debentures is dependent on the sale of the Group or the Parent's ability to secure refinancing in the event the Group is not sold. The Parent is unable to predict the sale of the Group as set forth in the proxy or likelihood of successfully concluding any other available alternative. As a result, the Company is unable to predict the Parent's ability to continue to provide financial support to the Group.

                          Independent Auditors' Report

The Board of Directors and Stockholders
Intensiva HealthCare Corporation:

      We have audited the accompanying consolidated balance sheets of Intensiva HealthCare Corporation and subsidiaries as of December 15, 1998 and December 31, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from January 1, 1998 through December 15, 1998 and the year ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intensiva HealthCare Corporation and subsidiaries as of December 15, 1998 and December 31, 1997, and the results of their operations and their cash flows for the period from January 1, 1998 through December 15, 1998 and the year ended December 31, 1997, in conformity with auditing standards generally accepted in the United States of America.

/s/ KPMG LLP

St. Louis, Missouri
April 9, 1999

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                    December 15, 1998 and December 31, 1997



                                                      December 15,  December 31,
                                                          1998          1997
                                                      ------------  ------------
Assets
Current assets:
  Cash and cash equivalents ......................... $        --     1,433,812
  Accounts receivable, less allowance for doubtful
   accounts of $2,767,735 and $1,736,367, respective-
   ly................................................  52,138,563    31,876,315
  Inventories .......................................   1,023,466       781,317
  Prepaid expenses ..................................     848,937       855,429
                                                      -----------    ----------
    Total current assets ............................  54,010,966    34,946,873
Property and equipment, net .........................  10,531,377     6,882,957
Organizational and preopening costs, net ............     751,864       382,777
Other assets ........................................     673,620     1,047,842
                                                      -----------    ----------
                                                      $65,967,827    43,260,449
                                                      ===========    ==========
Liabilities and Stockholders' Equity
Current liabilities:
  Bank overdraft .................................... $ 1,769,407            --
  Current portion of long-term obligations ..........     748,283       781,315
  Current portion of revolving credit facility ......  10,884,847     1,649,394
  Accounts payable and accrued expenses .............   9,413,078     7,589,180
  Accrued salaries, wages, and benefits .............   5,155,739     2,245,741
  Estimated third-party payor settlements ...........  21,534,681     2,652,585
                                                      -----------    ----------
    Total current liabilities .......................  49,506,035    14,918,215
                                                      -----------    ----------
Long-term obligations, less current portion .........   1,533,641     1,312,234
Revolving credit facility, less current portion .....          --     1,935,575
Deferred rent expense ...............................   1,516,001     1,301,984
                                                      -----------    ----------
    Total liabilities ...............................  52,555,677    19,468,008
Commitments and contingencies
Stockholders' equity:
  Convertible preferred stock, $0.001 par value:
  Series A, 3,465,000 shares authorized, none
   outstanding in 1998 and 1997......................          --            --
  Series B, 2,232,962 shares authorized, none
   outstanding in 1998 and 1997......................          --            --
  Common stock, $0.001 par value, 70,000,000 shares
   authorized, 10,086,079 and 9,969,045 shares issued
   and outstanding, respectively.....................      10,086         9,969
  Additional paid-in capital ........................  30,251,901    30,193,647
  Accumulated deficit ............................... (16,849,837)   (6,411,175)
                                                      -----------    ----------
    Total stockholders' equity ......................  13,412,150    23,792,441
                                                      -----------    ----------
                                                      $65,967,827    43,260,449
                                                      ===========    ==========

See accompanying notes to consolidated financial statements.

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

 Period from January 1, 1998 through December 15, 1998 and year ended December
                                    31, 1997

                                                      Period from
                                                    January 1, 1998
                                                        through      Year ended
                                                     December 15,   December 31,
                                                         1998           1997
                                                    --------------- ------------
Net patient service revenues ......................  $  98,848,514   69,589,496
Costs and expenses:
  Operating expenses ..............................     95,099,777   59,913,263
  General and administrative ......................      7,485,093    4,605,961
  Provision for doubtful accounts .................      1,818,152    1,951,890
  Depreciation and amortization ...................      2,835,004    1,565,004
                                                     -------------   ----------
    Total costs and expenses ......................    107,238,026   68,036,118
                                                     -------------   ----------
    Operating income (loss) .......................     (8,389,512)   1,553,378
Interest income ...................................             --      412,706
Interest expense ..................................     (1,203,126)    (235,171)
                                                     -------------   ----------
    Income (loss) before income taxes .............     (9,592,638)   1,730,913
Provision for income taxes ........................        846,024       93,557
                                                     -------------   ----------
    Net income (loss) .............................  $ (10,438,662)   1,637,356
                                                     =============   ==========

See accompanying notes to consolidated financial statements.

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

 Period from January 1, 1998 through December 15, 1998 and year ended December
                                    31, 1997


                                              Common stock
                                           ------------------
                          Preferred stock                     Additional                  Total
                         ----------------- Number of            paid-in  Accumulated   stockholders'
                         Series A Series B   shares   Amount    capital    deficit        equity
                         -------- -------- ---------- ------- ---------- -----------  --------------
Balance at December 31,
 1996 ..................  $  --       --    9,905,062 $ 9,905 30,184,544  (8,048,531)   22,145,918
Issuance of shares of
 common stock in
 connection with
 exercise of stock
 options ...............     --       --       63,983      64      9,103          --         9,167
Net income .............     --       --           --      --         --   1,637,356     1,637,356
                          -----     ----   ---------- ------- ---------- -----------   -----------
Balance at December 31,
 1997 ..................     --       --    9,969,045   9,969 30,193,647  (6,411,175)   23,792,441
Issuance of shares of
 common stock in
 connection with
 exercise of stock
 options ...............     --       --      117,034     117     58,254          --        58,371
Net loss ...............     --       --           --      --         -- (10,438,662)  (10,438,662)
                          -----     ----   ---------- ------- ---------- -----------   -----------
Balance at December 15,
 1998 ..................  $  --       --   10,086,079 $10,086 30,251,901 (16,849,837)   13,412,150
                          =====     ====   ========== ======= ========== ===========   ===========

See accompanying notes to consolidated financial statements.

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 Period from January 1, 1998 through December 15, 1998 and year ended December
                                    31, 1997

                                                     Period from
                                                      January 1,
                                                         1998
                                                       through      Year ended
                                                     December 15,  December 31,
                                                         1998          1997
                                                     ------------  ------------
Cash flows from operating activities:
  Net income (loss) ................................ $(10,438,662)   1,637,356
  Adjustments to reconcile net income (loss) to net
   cash used in operating activities:
    Depreciation and amortization ..................    2,835,004    1,565,004
    Provision for doubtful accounts ................    1,818,152    1,951,890
    Increase in accounts receivable ................  (22,580,074) (25,344,570)
    Increase in inventories, prepaid expenses, and
     other assets ..................................     (363,816)    (784,274)
    Increase in accounts payable and accrued
     expenses ......................................    1,823,898    4,511,854
    Increase in accrued salaries, wages, and
     benefits ......................................    2,909,998    1,209,670
    Increase in estimated third-party payor
     settlements ...................................   19,381,770    1,748,872
    Increase in accrued rent differential ..........      214,017      216,684
                                                     ------------  -----------
      Net cash used in operating activities ........   (4,399,713) (13,287,514)
                                                     ------------  -----------
Cash flows from investing activities:
  Additions to property and equipment ..............   (4,318,103)  (3,323,707)
  Organizational and preopening costs ..............     (965,436)    (542,742)
  Maturities of short-term investments .............           --   12,987,220
                                                     ------------  -----------
      Net cash provided by (used in) investing
       activities ..................................   (5,283,539)   9,120,771
                                                     ------------  -----------
Cash flows from financing activities:
  Bank overdraft ...................................    1,769,407           --
  Proceeds from exercise of stock options ..........       58,371        9,167
  Net borrowings under revolving credit facility ...    7,299,878    3,584,969
  Debt issuance costs incurred .....................           --     (140,322)
  Payments on long-term obligations ................     (878,216)    (738,236)
                                                     ------------  -----------
      Net cash provided by financing activities ....    8,249,440    2,715,578
                                                     ------------  -----------
      Decrease in cash and cash equivalents ........   (1,433,812)  (1,451,165)
Cash and cash equivalents, beginning of period .....    1,433,812    2,884,977
                                                     ------------  -----------
Cash and cash equivalents, end of period ........... $         --    1,433,812
                                                     ============  ===========
Supplemental cash flow information:
  Cash paid for interest ........................... $  1,203,126      235,171
  Cash paid for income taxes .......................      644,246       43,000
                                                     ============  ===========
Supplemental information--noncash investing and
 financing activities:
    Acquisition of software license through long-
     term obligation ............................... $         --      555,034
    Acquisition of equipment through capital leases
     ...............................................    1,066,591    1,156,824
                                                     ============  ===========

See accompanying notes to consolidated financial statements.

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    December 15, 1998 and December 31, 1997


(1)  Business and Summary of Significant Accounting Policies and Practices

  (a)  Description of Business

     Intensiva HealthCare Corporation and subsidiaries (the Company) was incorporated in Delaware on July 18, 1994. The Company operates a network of long-term care hospitals in certain health care markets across the United States.

     On November 10, 1998, Select Medical Corporation of Mechanicsburg (a wholly owned subsidiary of Select Medical Corporation) (Select) initiated a cash tender offer of $9.625 per outstanding share of the Company's common stock. On December 15, 1998, Select acquired approximately 95% of the Company's outstanding common stock. The remaining 5% of the outstanding stock was acquired on December 18, 1998. Total cash tendered by Select for the Company's common stock was $97,078,511. Additionally, Select paid $4,688,712 to retire options vested under the Intensiva HealthCare Corporation Stock Option Plan and Intensiva HealthCare Corporation Directors Stock Option Plan and to retire warrants held by a third party. Approximately $1.8 million of costs incurred by the Company related to the sale of the Company's common stock to Select are included in general and administrative expense in the accompanying consolidated statement of operations for the period from January 1, 1998 through December 15, 1998. Effective December 16, 1998, the Company became part of the Select consolidated group of subsidiaries.

  (b)  Principles of Consolidation

     The consolidated financial statements of the Company include all of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (c)  Cash and Cash Equivalents

     Cash and cash equivalents consist of interest-bearing money market accounts and debt instruments with original maturities of three months or less.

  (d)  Depository Receipts Account

     The Company maintains a depository receipts account at a local financial institution to which substantially all cash receipts are received. In accordance with the terms of the revolving credit facility, the balance of the depository receipts account is swept daily by the lender to reduce the balance outstanding on the Company's revolving credit facility.

  (e)  Financial Instruments

     Financial instruments, consisting of cash and cash equivalents, accounts receivable, current liabilities, long-term obligations, and revolving credit facility are reported at amounts in the accompanying consolidated balance sheets that approximate fair value at the balance sheet dates.

  (f)  Inventories

     Inventories, which consist principally of medical supplies, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                    December 15, 1998 and December 31, 1997


  (g)  Property and Equipment

     Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Property and equipment of the Company are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. The Company measures an impairment loss by comparing the fair value of the asset to its carrying amount. Fair value of an asset is estimated using the present value of expected future cash flows.

     Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. Useful lives for equipment range from 3-15 years. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset, approximately five years.

  (h)  Organizational and Preopening Costs

     Organizational and preopening costs consist of legal, consulting, and other costs incurred by the Company during the development phase of a new hospital. These costs are capitalized and amortized to expense over a period of twelve months beginning when the new hospital is opened and begins to admit patients. Costs related to marketing and development of new hospitals at the corporate level are expensed as incurred.

  (i)  Other Assets

     Other assets primarily consist of software license agreements with a book value of approximately $487,000 and $879,000 at December 15, 1998 and December 31, 1997, respectively. The software licenses are being amortized into expense over the three-year estimated useful lives of the licenses.

  (j)  Bank Overdraft

     The balance of the bank overdraft at December 15, 1998 represents outstanding checks written on the Company's operating and payroll bank accounts in excess of the cash balance of those accounts. Subsequent to the balance sheet date, sufficient funds were transferred to the Company's operating and payroll bank accounts from the revolving credit facility to satisfy outstanding obligations.

  (k)  Deferred Rent Expense

     Certain of the leases on the Company's health care facilities include scheduled base rent increases over the terms of the leases. The total base rent payments are being charged to expense on the straight-line method over the term of the leases. Deferred rent expense represents the excess of rent expense over cash payments since inception of the leases.

  (l)  Income Taxes

     Deferred taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those differences are expected to be recovered or settled.

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                    December 15, 1998 and December 31, 1997


  (m)  Revenue Recognition

     The Company recognizes revenue as services are provided to patients.

     The Company has agreements with third-party payors that provide for patient care reimbursement at rates that may differ from the customary charges for such care. During the qualification period to become certified as a long-term care hospital (which historically has been approximately six to seven months from the opening of the facility for the Company), the Medicare program reimburses the Company under either the Prospective Payment System, which provides for payment at predetermined amounts based on the discharge diagnosis, or under a cost-based methodology. Upon obtaining certification as a long-term care hospital, the Company's hospitals receive cost-based reimbursement, subject to certain limitations specific to long-term care hospitals, from the Medicare program. Payment for patient services covered by certain commercial insurance carriers, health maintenance organizations, and preferred provider organizations are based upon reimbursement agreements which include negotiated rates for specific services, discounts from established charges, and prospectively determined per diem rates.

     Net patient service revenues and related accounts receivable are reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. Final settlements are determined after submission of annual cost reports by the Company and audits thereof by the Medicare fiscal intermediary.

  (n)  Medicare Credit Risk and Payor Concentration

     Approximately 69% and 77% of the Company's net patient service revenues for the period from January 1, 1998 through December 15, 1998 and the year ended December 31, 1997, respectively, were derived from funds under the Medicare program, and approximately 68% and 75% of the Company's net accounts receivable at December 15, 1998 and December 31, 1997, respectively, are from this payor source.

     Sixteen of the Company's facilities, which have been certified by Medicare as long-term care hospitals at December 15, 1998, accounted for approximately $96 million of net patient services revenues in the period from January 1, 1998 through December 15, 1998. Significant reductions in the level of revenues attributable to these facilities may occur if the Company is unable to maintain the certification of these facilities as long-term care hospitals in accordance with Medicare rules and regulations, including the maintenance of an average length of stay of at least 25 days at each individual facility. Also, the Company's facilities operate in space leased from general acute care hospitals (host hospitals), consequently, all of its 22 facilities in operation at December 15, 1998 are subject to Medicare "hospital within hospitals"
     (HIH) rules and regulations. These rules and regulations are designed to ensure that the Company's facilities are organizationally and functionally independent of their host hospitals. For purposes of measuring independence, the Medicare rules and regulations include requirements that the Company's facilities either purchase no more than 15% of their total operating expenses from the host hospitals or receive no more than 25% of patient referrals from the host hospitals. Significant reductions in the Company's level of revenues attributable to its facilities may occur if the Company is unable to maintain its facilities' status as HIH's in accordance with Medicare rules and regulations.

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                    December 15, 1998 and December 31, 1997


     Management believes that all its facilities are in compliance with the Medicare rules and regulations covering long-term care hospitals and HIH facilities. However, in light of the lack of regulatory guidance and scarcity of case law interpreting these regulations, there can be no assurance that the Company's facilities will have been found to be in compliance with these regulations and, if so, whether any sanctions imposed would have a material adverse effect on the consolidated financial position or results of operations of the Company.

  (o)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates.

  (p)  Net Income (Loss) Per Share

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, (SFAS
     128). SFAS 128 replaces the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented to conform to SFAS 128 requirements.

     Basic and diluted income (loss) per share was computed using net income
     (loss) and the weighted average number of shares of common stock and common stock equivalents, if dilutive. The weighted average numbers of shares of common stock used in the computation of basic and diluted loss per share for the period from January 1, 1998 through December 15, 1998 was 10,019,679. Common stock equivalents totaling 685,117 at December 15, 1998 are not included in the computation of diluted loss per share because they have an anti-dilutive effect. The weighted average numbers of shares of common stock and common stock equivalents used in the computation of basic and diluted income per share for the year ended December 31, 1997 were 9,929,598 and 10,463,800, respectively. The difference between the two amounts relates to the effect of dilutive stock options and warrants.

  (q)  Stock-Based Compensation

     The Company uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its stock options. The Company has adopted the pro forma disclosures-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

  (r)  Recent Accounting Pronouncements

     The Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income, on January 1, 1998, which requires reporting of comprehensive income (earnings) and its components in the statements of operations and statements of equity, including net income as a component. Comprehensive income is the change in equity of a business from transactions and other events and circumstances from nonowner sources.

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                    December 15, 1998 and December 31, 1997


     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 requires costs of start-up activities and organizational costs to be expensed as incurred. The Company is required to adopt SOP 98-5 on January 1, 1999 as a cumulative effect of a change in accounting principle. The total amount of unamortized organizational and preopening costs at December 15, 1998 was $751,864.

(2)  Allowance for Doubtful Accounts

      Activity in the allowance for doubtful accounts is as follows:

                                                      Period from
                                                    January 1, 1998
                                                        through      Year ended
                                                     December 15,   December 31,
                                                         1998           1997
                                                    --------------- ------------
  Balance at beginning of period...................   $1,736,367      1,270,478
  Provision for doubtful accounts..................    1,818,152      1,951,890
  Accounts written-off.............................     (786,784)    (1,486,001)
                                                      ----------     ----------
  Balance at end of period.........................   $2,767,735      1,736,367
                                                      ==========     ==========

(3)  Property and Equipment
      Property and equipment are as follows:

                                                       December 15, December 31,
                                                           1998         1997
                                                       ------------ ------------
  Leasehold improvements.............................. $ 6,207,343   4,329,372
  Equipment...........................................   3,740,547   1,954,120
  Equipment under capital leases......................   3,825,685   2,109,393
                                                       -----------   ---------
                                                        13,773,575   8,392,885
  Less accumulated depreciation and amortization......   3,242,198   1,509,928
                                                       -----------   ---------
  Property and equipment, net                          $10,531,377   6,882,957
                                                       ===========   =========

(4)  Sale Leaseback Agreement

      In 1996, the Company entered into a sale leaseback agreement with a third party to take advantage of favorable borrowing rates and maintain liquidity. This third party received warrants to purchase 15,950 shares of the Company's common stock. As part of this agreement, the Company obtained a $1 million commitment from the third party to finance additional capital expenditures. In November 1998, this agreement was amended to extend an additional commitment of $500,000 through February 15, 1999. The long-term obligations under this arrangement are secured by certain equipment, bear interest at 8%, and are repayable monthly through July 2002. Borrowings outstanding of approximately $645,500 and $820,000 are included in capital lease obligations at December 15, 1998 and December 31, 1997, respectively. The unutilized borrowing capacity under the additional commitment was approximately $219,000 and $413,000 at December 15, 1998 and December 31, 1997, respectively. The warrants were retired by the Company in connection with the acquisition of the Company's common stock by Select (see note 1).

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                    December 15, 1998 and December 31, 1997


(5)  Long-term Obligations

      Long-term obligations consist of the following:

                                                      December 15, December 31,
                                                          1998         1997
                                                      ------------ ------------
    Capital lease obligations, interest rates ranging
     from 8% to 15%,
     payable monthly through 2002....................  $2,129,603   1,645,218
    Notes payable, interest at 6.5%,
     payable monthly through June 1999...............     152,321     448,331
                                                       ----------   ---------
                                                        2,281,924   2,093,549
    Less current portion.............................     748,283     781,315
                                                       ----------   ---------
                                                       $1,533,641   1,312,234
                                                       ==========   =========

      Capital lease obligations are secured by various medical equipment at each facility, such as ventilators, x-ray machines, IV pumps, and cardiac monitors. The net book value of equipment under capital leases was approximately $2,400,000 and $1,700,000 at December 15, 1998 and December 31, 1997, respectively. The notes payable relate to software license agreements.

      The aggregate maturities of long-term obligations at December 15, 1998 are as follows:

      1999                                        $1,000,244
      2000                                           769,946
      2001                                           524,037
      2002                                           327,746
      2003 and thereafter                            160,247
                                                  ----------
                                                   2,782,220
      Less interest on capital lease obligations     500,296
                                                  ----------
                                                  $2,281,924
                                                  ==========

(6)  Revolving Credit Facility

      In November 1997, the Company entered into a Loan and Security Agreement (Initial Loan Agreement) to obtain a $20 million revolving credit facility that was secured by a first security interest in the Company's accounts receivable and other assets. The Initial Loan Agreement provided for maximum borrowings up to the lesser of the activated loan amount or the borrowing base as defined in the Initial Loan Agreement, and bore interest at either the higher of (i) the prime rate or federal funds rate (whichever was greater) plus .25%, or (ii) the 30-day LIBOR rate plus 2.5%. The Initial Loan Agreement included restrictive covenants involving limitations on capital expenditures and other borrowings, adherence to certain financial measurements, and restrictions on the payment of dividends. The unused availability on the Initial Loan Agreement at December 31, 1997 was approximately $8,212,000. The Initial Loan Agreement was terminated in April 1998, upon the execution of a second revolving credit facility with another lender.

      The Second Loan and Security Agreement (Second Loan Agreement) was for a $20 million revolving credit facility with a term of three years. Under the Second Loan Agreement, the Company pays a monthly loan management fee of $2,000 as well as a monthly usage fee of 0.24% per annum on the average amount by which the available loan amount, as defined by the agreement, exceeds the outstanding principal balance. The

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                    December 15, 1998 and December 31, 1997

unused availability on the Second Loan Agreement at December 15, 1998 was approximately $9,115,000. The Second Loan Agreement includes restrictive covenants on other borrowings and transfer of ownership provisions. Advances under the New Loan agreement bear interest at 1% above the prime rate (8.75% at December 15, 1998), and are secured by a first security interest in the Company's accounts receivable and other assets.

      As a result of the acquisition of the Company's common stock by Select, an event of default occurred under the Second Loan Agreement, with the lender electing to terminate the agreement. Accordingly, the balance outstanding on the Second Loan Agreement at December 15, 1998 of $10,884,847 was classified as a current liability in the accompanying consolidated balance sheets. In January 1999, Select rendered payment in full to the lender including a termination fee of $600,000.

      The Company paid interest at a weighted average interest rate of 11% and 8.75% for the period from January 1, 1998 through December 15, 1998 and the year ended December 31, 1997, respectively.

(7)  Stockholders' Equity

      The Company has two stock option plans which provide for the issuance of options to key employees and directors. Under the Intensiva HealthCare Corporation Stock Option Plan (1995 Plan), established in 1995, up to 785,400 options to purchase common shares may be issued to employees and directors. Under the Intensiva HealthCare Corporation Directors Stock Option Plan (1997
Plan), established in 1997, up to 60,000 options to purchase common shares may be issued to directors. Both plans require that the exercise price of options issued must be at least equal to the fair market value of the shares of stock at the date of grant and the term of the options may not exceed 10 years.

      Aggregate information relating to stock option activity under the 1995 Plan and the 1997 Plan is as follows:

                                                      Period from
                                                    January 1, 1998
                                                        through      Year ended
                                                     December 15,   December 31,
                                                         1998           1997
                                                    --------------- ------------
Number of shares under stock options:
  Outstanding at beginning of period...............     687,367       575,850
  Granted..........................................     140,500       181,000
  Exercised........................................    (117,034)      (63,983)
  Forfeited........................................     (25,716)       (5,500)
                                                       --------       -------
  Outstanding at end of period.....................     685,117       687,367
  Exercisable at end of period.....................     353,766       267,973
                                                       ========       =======
Weighted average exercise price:
  Granted..........................................    $   5.97          7.21
  Exercised........................................        0.50          0.14
  Forfeited........................................        7.08          6.00
  Outstanding at end of period.....................        3.09          2.21
  Exercisable at end of period.....................        2.01          0.70

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                    December 15, 1998 and December 31, 1997


      In accordance with the stock option plans, all employees were to become fully vested in their options upon a change in ownership. The vested options under the 1995 Plan and the 1997 Plan were settled by Select for $4,688,712 in connection with their acquisition of the Company (see note 1).

      No compensation expense relating to stock option grants was recorded in 1998 and 1997 as the option exercise prices were equal to fair value of the Company's common stock at the respective dates of grant.

      Pro forma information regarding net loss is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                       December 15, December 31,
                                                           1998         1997
                                                       ------------ ------------
  Risk-free interest rate.............................       4.7%         5.8%
  Dividend yield......................................        --           --
  Volatility factor...................................      0.64         0.77
  Weighted average expected life......................   5 years      5 years
                                                         =======      =======

      The Company's pro forma income (loss) compared to reported amounts are as follows:

                                                     Period from
                                                   January 1, 1998
                                                       through      Year ended
                                                    December 15,   December 31,
                                                        1998           1997
                                                   --------------- ------------
  Net income (loss):
    As reported...................................  $ (10,438,662)  1,637,356
    Pro forma.....................................    (11,598,489)  1,509,944
  Basic and diluted income (loss) per share:
    As reported...................................          (1.04)       0.16
    Pro forma:
      Basic.......................................          (1.16)       0.15
      Diluted.....................................          (1.16)       0.14
  Weighted average fair value of options granted
   during the period..............................           3.47        4.77
                                                    =============   =========

(8)  Employee Benefits

      The Company sponsors a voluntary defined contribution 401(k) plan (the
Plan) that is available to substantially all employees. Each participant may make an annual contribution to their account of an amount not to exceed 15% of their compensation, subject to certain limitations. The Company makes a matching contribution of 25% of participant contributions, and may make additional annual discretionary contributions to the Plan not to exceed 15% of the total compensation of all plan participants. Participants vest in the Company's matching portion at a rate of 20% per year. Expense for this Plan totaled approximately $250,000 and $106,500 for the period from January 1, 1998 through December 15, 1998 and the year ended December 31, 1997, respectively.

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                    December 15, 1998 and December 31, 1997


(9)  Income Taxes

      The provision for income taxes for the period from January 1, 1998 through December 15, 1998 and for the year ended December 31, 1997 consisted primarily of current state income taxes.

      The difference between the effective income tax rate for financial statement purposes and the U.S. federal income tax rate of 34% is as follows:

                                                     Period from
                                                   January 1, 1998
                                                       through      Year ended
                                                    December 15,   December 31,
                                                        1998           1997
                                                   --------------- ------------
  Expected provision (benefit) at statutory tax
   rate...........................................  $ (3,261,496)     588,510
  State taxes, net of federal tax benefit.........       514,955       93,557
  Transaction costs incurred by the Company re-
   lated to the acquisition by  Select............       617,055           --
  Change in valuation allowance...................     2,875,722     (623,050)
  Other...........................................        99,788       34,540
                                                    ------------    ---------
                                                    $    846,024       93,557
                                                    ============    =========

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets are as follows:

                                                    December 15,   December 31,
                                                        1998           1997
                                                   --------------- ------------
  Net operating loss carryforwards................  $  2,331,659      936,032
  Allowance for doubtful accounts and contractual
   allowances.....................................     3,543,120      590,365
  Accrued expenses................................       242,098      198,581
  Difference between book and tax basis deprecia-
   tion and amortization..........................       354,314      276,330
                                                    ------------    ---------
                                                       6,471,191    2,001,308
  Less valuation allowance........................     6,471,191    2,001,308
                                                    ------------    ---------
                                                    $         --           --
                                                    ============    =========

      A valuation allowance is necessary for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has approximately $6,900,000 of net operating loss carryforwards for income tax purposes, which, if unused, will begin to expire in the year 2009.

      Compensation expense related to stock options in excess of amounts recognized for financial reporting purposes resulted in a $1,594,162 increase in net operating loss carryforwards with a corresponding increase in additional paid-in capital. A corresponding increase in the valuation allowance was recorded by the Company and charged to additional paid-in capital.

               INTENSIVA HEALTHCARE CORPORATION AND SUBSIDIARIES

                    December 15, 1998 and December 31, 1997


(10)  Commitments and Contingencies

      The Company's health care facilities are located in space leased from acute care health care providers (host hospitals) under operating lease agreements with Host Hospitals of initial terms of five or more years, with varying renewal terms. The Company leases corporate office space under a noncancellable operating lease which expires in the year 2002.

      Minimum annual lease payments on noncancellable operating leases with maturities in excess of one year are as follows: $8,889,280 in 1999, $9,043,049 in 2000, $8,779,123 in 2001, $6,939,253 in 2002, and $3,518,510 thereafter.
Total rent expense was approximately $10,989,000 and $7,381,000 for the period from January 1, 1998 through December 15, 1998 and the year ended December 31, 1997, respectively.

(11)  Year 2000

      The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a "00" date" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities. The Company has developed a Year 2000 remediation plan and has begun testing and converting its computer systems and applications in order to identify and solve significant Year 2000 issues. In addition, the Company is discussing with its vendors the possibility of any communication difficulties or other disruptions that may affect the Company.

                         Report of Independent Auditors

Board of Directors
American Transitional Hospitals, Inc.

      We have audited the accompanying consolidated balance sheet of American Transitional Hospitals, Inc. (the "Company"), a wholly-owned subsidiary of Beverly Enterprises, Inc., as of June 29, 1998, and the related consolidated statements of operations, changes in equity of Parent, and cash flows for the period from January 1, 1998 to June 29, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Transitional Hospitals, Inc. at June 29, 1998, and the consolidated results of their operations and their cash flows for the period from January 1, 1998 to June 29, 1998 in conformity with accounting principles generally accepted in the United States.

November 18, 1998
Nashville, Tennessee

                                /s/ Ernst & Young LLP

                     American Transitional Hospitals, Inc.

                           Consolidated Balance Sheet

                                 June 29, 1998
                                 (In Thousands)

Assets
Current assets:
  Cash and cash equivalents............................................ $   677
  Accounts receivable--less allowance for doubtful accounts of
   $11,937.............................................................  19,670
  Due from Parent's affiliate..........................................   4,002
  Inventories..........................................................   1,447
  Prepaid expenses and other...........................................     141
                                                                        -------
                                                                         25,937
Property and equipment, net............................................  20,162
Pre-opening costs......................................................   3,366
Other assets, net......................................................     540
                                                                        -------
                                                                        $50,005
                                                                        =======
Liabilities and equity of Parent
Current liabilities:
  Accounts payable..................................................... $ 9,547
  Accrued wages and related liabilities................................   5,101
  Other accrued liabilities............................................     227
  Current portion of long-term obligations.............................     247
                                                                        -------
                                                                         15,122
Long-term obligations..................................................   2,110
Equity of Parent.......................................................  32,773
                                                                        -------
                                                                        $50,005
                                                                        =======

See accompanying notes.

                     American Transitional Hospitals, Inc.

                      Consolidated Statement of Operations

                  Period from January 1, 1998 to June 29, 1998
                                 (In Thousands)

Net operating revenues................................................ $53,341
Operating and administrative expenses:
  Wages and related...................................................  30,026
  Other...............................................................  25,190
Depreciation and amortization.........................................   1,577
Management fees.......................................................     835
Interest..............................................................      91
                                                                       -------
                                                                        57,719
Loss before provision for income taxes................................  (4,378)
                                                                       -------
Provision for income taxes............................................      --
                                                                       -------
Net loss.............................................................. $(4,378)
                                                                       =======

See accompanying notes.

                     American Transitional Hospitals, Inc.

             Consolidated Statement of Changes in Equity of Parent

                  Period from January 1, 1998 to June 29, 1998
                                 (In Thousands)

Balance at January 1, 1998............................................. $31,427
  Cash management activity--net........................................   2,666
  Allocation of Parent costs...........................................   3,058
  Net loss.............................................................  (4,378)
                                                                        -------
Balance at June 29, 1998............................................... $32,773
                                                                        =======

See accompanying notes.

                     American Transitional Hospitals, Inc.

                      Consolidated Statement of Cash Flows

                  Period from January 1, 1998 to June 29, 1998
                                 (In Thousands)

Cash flows from operating activities
Net loss............................................................. $(4,378)
Adjustments to reconcile net income to net cash used in operating activities:
  Depreciation and amortization......................................   1,577
  Changes in operating assets and liabilities:
   Accounts receivable, net..........................................  (7,423)
   Inventories.......................................................    (214)
   Prepaid expenses and other current assets.........................      (5)
   Accounts payable and other accrued expenses.......................   7,875
                                                                      -------
Net cash used in operating activities................................  (2,568)
Cash flows from investing activities
Capital expenditures.................................................  (3,462)
Other, net...........................................................  (1,239)
                                                                      -------
Net cash used in investing activities................................  (4,701)
Cash flows from financing activities
Payments on long-term obligations....................................    (130)
Net transfers from Parent............................................   5,724
                                                                      -------
Net cash provided by financing activities............................   5,594
                                                                      -------
Decrease in cash and cash equivalents................................  (1,675)
Cash and cash equivalents at beginning of period.....................   2,352
                                                                      -------
Cash and cash equivalents at end of period........................... $   677
                                                                      =======
Supplemental information
  Interest payments.................................................. $    96
                                                                      =======

See accompanying notes.

                     American Transitional Hospitals, Inc.

                   Notes to Consolidated Financial Statements

                  Period from January 1, 1998 to June 29, 1998

1. Summary of Significant Accounting Policies

Basis of Presentation

      The consolidated financial statements include the accounts of those entities comprising American Transitional Hospitals, Inc. (the Company) at June 29, 1998. All significant intercompany transactions have been eliminated. The Company is a wholly-owned subsidiary of Beverly Enterprises, Inc. (Beverly or Parent). Beverly provides long-term healthcare in 31 states and the District of Columbia.

      As more fully described in Note 9, the Company was acquired on June 30, 1998 by Select Medical Corporation.

      The Company provides long-term acute care to chronically ill patients. The Company receives payment for patient services from the federal government primarily under the Medicare program, health maintenance organizations, preferred provider organizations and other private insurers and directly from patients.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

      Highly liquid investments with original maturities of three months or less when purchased are considered to be cash equivalents.

Inventories

      Inventory consists principally of pharmaceuticals and other supplies and are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment

      Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

Pre-opening Costs

      Pre-opening costs (stated at cost less accumulated amortization of $2,133,000) is being amortized over 5 years using the straight-line method. On an ongoing basis, the Company reviews the carrying value of its intangible assets in light of any events or circumstances that indicate they may be impaired or that the amortization period may need to be adjusted. If such circumstances suggest the intangible value cannot be recovered, calculated based on undiscounted cash flows over the remaining amortization period, the carrying value of the intangible will be reduced by such shortfall.

                     American Transitional Hospitals, Inc.

1. Summary of Significant Accounting Policies (continued)

      In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," (SOP 98-5) which is required to be adopted in financial statements for periods beginning after December 15, 1998. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Initial application of SOP 98-5 will require the Company to report all previously capitalized pre-opening costs as a cumulative effect of a change in accounting principle. Upon adoption the Company will be required to write-off all unamortized pre-opening costs.

Insurance

      Beverly insures auto liability, general liability and workers' compensation risks, in most states, through insurance policies with third parties, some of which may be subject to reinsurance agreements between the insurer and Beverly Indemnity, Ltd., a wholly-owned subsidiary of Beverly. Beverly maintains reserves for estimated incurred losses not covered by third parties and charges premiums to the Company. Accordingly, no reserve for liability risks is recorded on the accompanying consolidated balance sheet.

Income Taxes

      The Company files as part of the consolidated federal tax return of Beverly. The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse.

Revenues

      The Company's revenues are derived primarily from providing long-term healthcare services. Approximately 67% of the Company's net operating revenues for the period from January 1, 1998 to June 29, 1998 were derived from funds under federal medical assistance programs, and approximately 43% of the Company's net accounts receivable at June 29, 1998 are due from such programs. These revenues and receivables are reported at their estimated net realizable amounts and are subject to audit and retroactive adjustment. Provisions for estimated third-party payor settlements are provided in the period the related services are rendered and are adjusted in the period of settlement. In the opinion of management, adequate provision has been made for any adjustments that may result from such audits.

Equity of Parent and Transactions with Parent

      Equity of parent represents the net investment in and advances to the Company by Beverly. It includes common stock, additional paid-in-capital, net earnings(loss) and net intercompany accounts with Beverly. There are no settlement terms or interest charges associated with intercompany account balances. Generally, this balance is increased by cash transfers from Beverly, management fees (allocated based on a percentage of revenues), certain direct expenses paid by Beverly such as payroll and net earnings. The balance is decreased by daily cash deposits to Beverly's bank accounts.

      During the period from January 1, 1998 to June 29, 1998, the Company provided services to certain nursing homes affiliated with Beverly. The net revenue recognized for these services was $4,618,000.

                     American Transitional Hospitals, Inc.

1. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

      The Company has significant accounts receivable whose collectibility or realizability is dependent upon the performance of certain governmental programs, primarily Medicare. These receivables represent the only concentration of credit risk for the Company. The Company does not believe there are significant credit risks associated with these governmental programs. The Company believes that an adequate provision has been made for the possibility of these receivables proving uncollectible and continually monitors and adjusts these allowances as necessary.

2. Property and Equipment

      Following is a summary of property and equipment and related accumulated depreciation, by major classification, at June 29, 1998 (in thousands):

       Land............................................................ $ 1,204
       Buildings and improvements......................................  12,052
       Furniture and equipment.........................................  11,670
       Construction in progress........................................   1,463
                                                                        -------
                                                                         26,389
       Less accumulated depreciation...................................  (6,227)
                                                                        -------
                                                                        $20,162
                                                                        =======

      The Company provides depreciation using the straight-line method over the following estimated useful lives:

                                                                      Estimated
                                                                        Lives
                                                                     -----------
       Land improvements............................................    10 years
       Buildings....................................................    35 years
       Building improvements........................................ 3--15 years
       Furniture and equipment...................................... 3--15 years

      Depreciation expense related to property and equipment for the period from January 1, 1998 to June 29, 1998 was $1,104,000.

3. Long-Term Obligations

      Long-term obligations consist of the following at June 29, 1998 (in thousands):

       7.75% Secured Promissory Note, $106 payable quarterly............ $2,346
       Other............................................................     11
                                                                         ------
                                                                          2,357
       Less amounts due within one year.................................   (247)
                                                                         ------
                                                                         $2,110
                                                                         ======

                     American Transitional Hospitals, Inc.

3. Long-Term Obligations (continued)

     In connection with the purchase of one of the Company's facilities in September 1994, the Company entered into a $2,941,000 promissory note. The note bears interest at a fixed rate of 7.75% over 11 years and is secured by the property and equipment purchased. These assets had a carrying value of $7,463,000 at June 29, 1998.

     The Company, along with certain other Beverly affiliates, guarantees various long-term obligations of Beverly. In the event Beverly is unable to make repayments, the guarantors are obligated for the borrowings. At June 29, 1998 there is $195 million outstanding under these obligations. The Company's guarantee of these obligations was released effective June 30, 1998 in connection with the acquisition of the Company by Select Medical Corporation (Select).

     Maturities of long-term obligations are as follows (in thousands): $247 in 1999, $280 in 2000, $303 in 2001, $327 in 2002, $353 in 2003 and $600
thereafter.

4. Operating Leases

     Future minimum rental commitments required by all noncancelable operating leases with initial or remaining terms in excess of one year as of June 29, 1998, are as follows (in thousands):

       1999............................................................ $ 5,965
       2000............................................................   3,748
       2001............................................................   2,517
       2002............................................................   2,093
       2003............................................................     233
       Thereafter......................................................      --
                                                                        -------
       Total minimum rental commitments................................ $14,556
                                                                        =======

     Rental expense for the period from January 1, 1998 to June 29, 1998 was approximately $3,070,000.

                     American Transitional Hospitals, Inc.

5. Income Taxes

      Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences giving rise to the Company's deferred tax assets and liabilities at June 29, 1998 are as follows (in thousands):

       Deferred Compensation........................................... $     5
       Capital leases..................................................    (151)
       Developmental costs.............................................    (792)
       Bad debt expenses...............................................   5,364
       Depreciation and amortization...................................    (743)
       Operating supplies..............................................    (322)
       Prepaid expenses................................................      (4)
       Net operating loss carryforwards................................   5,935
                                                                        -------
       Net deferred tax asset..........................................   9,292
       Valuation allowance.............................................  (9,292)
                                                                        -------
       Net deferred tax asset.......................................... $    --
                                                                        =======

      As of June 29, 1998, the Company had federal and state net operating loss carryforwards of $14,148,000 which expire between 2001 and 2018. The use of any federal net operating loss carryforwards will be limited by Internal Revenue Code Section 382.

      The Company had an annual effective tax rate of 0% for the period from January 1, 1998 to June 29, 1998. A reconciliation of the provision for income taxes, computed at the statutory rate, to the Company's annual effective tax rate is summarized as follows (in thousands):

       Federal tax.................................................... $(1,532)
       State income taxes (net of federal)............................    (217)
       Net operating loss utilized by parent..........................      --
       Other..........................................................      13
       Change in valuation allowance..................................   1,736
                                                                       -------
                                                                       $    --
                                                                       =======

6. Retirement Plans

      The Company participates in Beverly's defined contribution retirement plans, which cover substantially all employees. Benefits are determined primarily as a percentage of a participant's earned income. In addition, Beverly may make profit sharing contributions on behalf of certain employees. Retirement expense for the period from January 1, 1998 to June 29, 1998 was approximately $48,000.

7. Commitments and Contingencies

      In May 1998, the Parent was served with a subpoena which was issued by the Office of the Inspector General (OIG) in Texas in a qui tam case, which is under seal. The purpose of the subpoena was to allow the government to perform an investigation prior to making a decision as to whether it will intervene as a plaintiff

                     American Transitional Hospitals, Inc.

7. Commitments and Contingencies (continued)

in the case. The Parent has shared information voluntarily and cooperated with the OIG in its investigation. In addition, the Parent has been notified that a federal grand jury in San Francisco is currently investigating practices which are the subject of the above civil investigation. To date, five current employees of the Parent have appeared as witnesses before the grand jury. While it is not possible to predict the outcome of this investigation, a determination that the Parent has violated these regulations could have a material adverse effect on the Parent's and Company's business or operating results. If the outcome were unfavorable, the Parent and Company could be subject to fines, penalties and damages and also could be excluded from Medicare and other government reimbursement programs which could have a material adverse effect on the Parent's and Company's financial condition or results of operations.

      The Company currently has capital projects underway at various facilities. Total estimated expenditures for these capital projects are $2,489,000. Funds expended to date for the projects total approximately $1,358,000.

8. Impact of Year 2000 (Unaudited)

      As with most other industries, hospitals use information systems that may misidentify dates beginning January 1, 2000 and result in system or equipment failures or miscalculations. Information systems include computer programs, building infrastructure components and computer-aided biomedical equipment. The Company has a Year 2000 strategy that includes phases for education, inventory and assessment of applications and equipment at risk, analysis and planning, testing, conversion/remediation/replacement and post-implementation. The Company can provide no assurance that applications and equipment the Company believes to be Year 2000 compliant will not experience difficulties or that the Company will not experience difficulties obtaining resources needed to make modifications to or replace the Company affected systems and equipment. Failure by the Company or third parties on which it relies to resolve Year 2000 issues could have a material adverse effect on the Company's results of operations and its ability to provide health care services. Consequently, the Company can give no assurances that issues related to Year 2000 will not have a material adverse effect on the Company's financial condition or results of operations.

9. Subsequent Event

      Effective June 30, 1998, Select purchased the Company for cash of approximately $65,300,000 and assumed debt of approximately $2,400,000. In connection with this transaction, Beverly has indemnified Select for previously filed cost reports and any pending litigation or legal proceedings including any adverse consequences related to the OIG matter discussed footnote 7 above.

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